UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 10-K x ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2024 OR o TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Commission file number: 001-39142 PORCH GROUP, INC. (Exact name of registrant as specified in its charter) Delaware 83-2587663 (State or other jurisdiction of incorporation or organization) (I.R.S. Employer Identification No.) 411 1st Avenue S., Suite 501, Seattle, WA 98104 (Address of principal executive offices) (Zip code) Registrant’s telephone number, including area code: (855) 767-2400 Securities registered pursuant to Section 12(b) of the Act: Title of each class Trading symbol(s) Name of each exchange on which registered Common Stock, par value $0.0001 per share PRCH The Nasdaq Stock Market LLC Securities registered pursuant to Section 12(g) of the Act: None Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes o No x Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes o No x Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes x No o Indicate by check mark whether the Registrant has submitted electronically; every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes x No o Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. Large accelerated filer o Accelerated filer x Non-accelerated filer o Smaller reporting company x Emerging growth company o If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. o Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. x If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. o Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). o Table of Contents

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes o No x Based on the closing price of $1.51 per share as reported on the Nasdaq Stock Market, the aggregate market value of the registrant’s voting and non- voting common stock held by non-affiliates of the registrant on June 30, 2024 (the last business day of the registrant’s most recently completed second fiscal quarter) was approximately $121 million. Shares of common stock held by each executive officer and director and by each shareholder affiliated with a director or an executive officer have been excluded from this calculation because such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes. The number of outstanding shares of the registrant’s common stock as of February 18, 2025 was 120,063,981. This includes 18,312,208 shares of common stock held by Homeowners of America, the registrant’s affiliate. Documents Incorporated by Reference The information required by Part III (Items 10, 11, 12, 13 and 14) of this Annual Report on Form 10-K is incorporated by reference from the registrant’s definitive proxy statement for its 2025 annual meeting to be filed with the Securities and Exchange Commission pursuant to Regulation 14A. Table of Contents

TABLE OF CONTENTS Page PART I Item 1. Business 5 Item 1A. Risk Factors 12 Item 1B. Unresolved Staff Comments 45 Item 1C. Cybersecurity 45 Item 2. Properties 46 Item 3. Legal Proceedings 46 Item 4. Mine Safety Disclosures 46 PART II Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities 47 Item 6. Reserved 48 Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations 49 Item 7A. Quantitative and Qualitative Disclosures About Market Risk 63 Item 8. Financial Statements and Supplementary Data 65 Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure 119 Item 9A. Controls and Procedures 119 Item 9B. Other Information 122 Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections 122 PART III Item 10. Directors, Executive Officers and Corporate Governance 123 Item 11. Executive Compensation 123 Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters 123 Item 13. Certain Relationships and Related Transactions, and Director Independence 123 Item 14. Principal Accountant Fees and Services 123 PART IV Item 15. Exhibits and Financial Statement Schedules 124 Item 16. Form 10-K Summary 126 Signatures 127 Table of Contents 2

NOTE REGARDING FORWARD-LOOKING STATEMENTS This annual report on Form 10-K (this “Annual Report”) and the documents incorporated herein by reference contain forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of management. Although we believe that our plans, intentions, and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions, or expectations. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions. Generally, statements that are not historical facts, including statements concerning our possible or assumed future actions, business strategies, events, or results of operations, are forward-looking statements. These statements may be preceded by, followed by, or include the words “believe,” “estimate,” “expect,” “project,” “forecast,” “may,” “will,” “should,” “seek,” “plan,” “scheduled,” “anticipate,” “intend,” or similar expressions. Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements which speak only as of the date hereof. You should understand that the following important factors, among others, could affect our future results and could cause those results or other outcomes to differ materially from those expressed or implied in our forward-looking statements: • expansion plans and opportunities, and managing growth, to build a consumer brand; • the incidence, frequency, and severity of weather events, extensive wildfires, and other catastrophes; • economic conditions, especially those affecting the housing, insurance, and financial markets; • expectations regarding revenue, cost of revenue, operating expenses, and the ability to achieve and maintain future profitability; • existing and developing federal and state laws and regulations, including with respect to insurance, warranty, privacy, information security, data protection, and taxation, and management’s interpretation of and compliance with such laws and regulations; • the structure, availability, and performance of Porch Insurance Reciprocal Exchange (“PIRE”)’s and Homeowners of America (“HOA”)’s reinsurance programs to protect against loss and maintain their financial stability ratings and a healthy surplus, the success of which are dependent on a number of factors outside management’s control; • the possibility that a decline in our share price would result in a negative impact to HOA’s, surplus position and may require further financial support to enable HOA to meet applicable regulatory requirements and maintain financial stability rating; • uncertainties related to regulatory approval of insurance rates, policy forms, insurance products, license applications, acquisitions of businesses, or strategic initiative, and other matters within the purview of insurance regulators (including the discount associated with the shares contributed to HOA); • the ability of the Company and its affiliates to successfully operate and manage PIRE and our ability to successfully operate our businesses alongside a reciprocal exchange; • our ability to implement our plans, forecasts and other expectations with respect to PIRE and to realize expected synergies and/or convert policyholders from our existing insurance carrier business into policyholders of PIRE; • reliance on strategic, proprietary relationships to provide us with access to personal data and product information, and the ability to use such data and information to increase transaction volume and attract and retain customers; • the ability to develop new, or enhance existing, products, services, and features and bring them to market in a timely manner; • changes in capital requirements, and the ability to access capital when needed to provide statutory surplus; • our ability to timely repay our outstanding indebtedness; • the increased costs and initiatives required to address new legal and regulatory requirements arising from developments related to cybersecurity, privacy, and data governance and the increased costs and initiatives to protect against data breaches, cyber-attacks, virus or malware attacks, or other infiltrations or incidents affecting system integrity, availability, and performance; • retaining and attracting skilled and experienced employees; • costs related to being a public company; and Table of Contents 3

• other risks and uncertainties discussed in “Item 1A. Risk Factors” and elsewhere in this Annual Report, as well as those discussed in subsequent reports filed with the Securities and Exchange Commission (“SEC”), all of which are available on the SEC’s website at www.sec.gov. We caution you that the foregoing list may not contain all of the risks to forward-looking statements made in this Annual Report. You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Annual Report primarily on our current expectations and projections about future events and trends we believe may affect our business, financial condition, results of operations and prospects. We disclaim any obligation to update publicly any forward-looking statements, whether in response to new information, future events, or otherwise, except as required by applicable law. NOTE REGARDING INDUSTRY AND MARKET DATA This Annual Report on Form 10-K contains market data and industry statistics and forecasts that are based on independent industry publications and other publicly available information. Although we believe these sources are reliable, we do not guarantee the accuracy or completeness of this information and we have not independently verified this information. In addition, the market and industry data and forecasts included in this report may involve estimates, assumptions and other risks and uncertainties and are subject to change based on various factors, including those discussed in “Item 1A. Risk Factors” contained in this Annual Report. Accordingly, investors should not place undue reliance on this information. Table of Contents 4

PART I Item 1. Business Page Company Overview 5 Core Differentiation 7 Industry Trends 7 Strategic Growth Pillars 8 Government Regulation 8 Human Capital Management 11 Available Information 11 Company Overview Introduction to Porch Group Porch Group, Inc., together with its consolidated subsidiaries, (“Porch Group,” “Porch,” the “Company,” “we,” “our,” “us”) is a new kind of homeowners insurance company. We differentiate and look to win in the massive and growing homeowners insurance opportunity by 1) advantaged underwriting utilizing unique property data, 2) being the best partner for homebuyers, and 3) providing more home protection. On January 1, 2025, we completed the formation of Porch Insurance Reciprocal Exchange (“PIRE”). In connection with the formation, we completed the sale of our homeowners insurance carrier, Homeowners of America (“HOA”), to PIRE. Following the sale, HOA became a wholly owned subsidiary of PIRE. Porch will manage and operate PIRE, providing services related, but not limited, to underwriting, policy renewal, risk management, insurance portfolio management, financial management, and setting investment guidelines. In exchange for these services, Porch will receive commissions and fees. As a leader in the home software-as-a-service (“SaaS”) space, we’ve built deep relationships with approximately 29 thousand companies that are key to the home-buying transaction, such as home inspectors, title companies, and mortgage companies. These relationships provide us with early insights to United States (“U.S.”) homebuyers. In partnership with these companies, we have the ability to help simplify the move for consumers with services such as insurance, warranty, moving and more. We have unique insights into the majority of U.S. properties. This helps us better understand risk and create competitive differentiation in underwriting and pricing. We aim to be the best homeowners insurance partner for homebuyers by helping with more than just insurance. We provide moving services and offer a full moving concierge through the Porch app. We help make moving easier and assist with other important services such as security, TV/Internet, and more. We provide more protection for the home by including a variety of home warranty products alongside homeowners insurance. We are able to fill gaps in protection for consumers, minimize surprises, and deepen our relationships and value proposition. In 2024, we had two reportable and operating segments: Insurance and Vertical Software. Insurance Segment Our Insurance segment provides consumers with insurance and warranty products to protect their homes, earning revenue through premiums collected on policies, policy fees and commissions. The Insurance segment includes Homeowners of America (“HOA”), a wholly owned insurance carrier, other insurance-related legal entities, Porch Warranty, and other warranty brands. Insurance Through HOA, we offer property-related insurance products in 22 states. HOA uses Home Factors, our unique property insights product, and other data points to better assess homes, underwrite risk, and effectively price homeowners insurance policies. Information about properties includes features such as type of piping, roof, plumbing, flooring and water heater location. HOA uses Home Factors to create a pricing advantage for well-maintained homes and pricing surcharges for homes that are higher risk. Table of Contents 5

Property insurance claims fluctuate with seasonal weather; the highest exposure to catastrophic weather has historically occurred in the first half of the year. While HOA retains insurance underwriting risk, a portion of the risk is ceded to third party reinsurance companies. Porticus Reinsurance (“Porticus RE”), our Cayman Islands captive reinsurer, reinsures risk from HOA when economically attractive versus using a third-party reinsurer. Warranty Our warranty business offers various products such as whole-home, 90-day, service line and extended labor warranties in 49 states and Washington, D.C. The warranty business typically acquires customers through direct to consumer marketing and partnerships, including real estate, home inspection, distributors, utilities, and home insurance. We offer warranty products predominately through the Porch Warranty, American Home Protect (“AHP”), and Residential Warranty Services (“RWS”) brands. Our warranty business differs from competitors and we believe has a long-term advantage due to several factors. • We offer bundled handyman services, which appeal to customers who maintain their home to prevent future issues. Customers pay a deductible against services such as gutter or dryer vent cleaning. • Unique channel access, in addition to traditional warranty channels such as real estate and direct-to-consumer, by being part of Porch Group also means products can be cross-sold through inspectors, contractors and other businesses, providing lower customer acquisition costs and increased lifetime value. • Our 90-day warranty product is provided largely through inspectors to homebuyers during the home purchase process to offer protection. This provides early access to a high volume of customers. • Utilities partnerships, where we partner with large electric and gas utilities to provide a variety of services to their customers, include targeted and full-home warranties. Vertical Software Segment Our Vertical Software segment provides software and services to customers, including but are not limited to inspection, mortgage, title, roofing, and contractor companies on a subscription and transactional basis. These accounted for 60% of total Vertical Software segment revenue in 2024. Additionally, the Vertical Software segment provides move and post- move services, which accounted for 40% of total Vertical Software segment revenue in 2024. The Vertical Software segment operates as several key businesses, offering products including inspection software and services, title insurance software, mortgage software, moving services, mover and homeowner marketing, and measurement software for roofers. The moving business relies on home industry moves which are traditionally higher in the spring and summer months. Inspection Software and Services This business includes the Inspection Support Network (“ISN”), among other brands, which are leading SaaS solutions for inspectors with easy-to-use tools. Our ISN solution provides a range of offerings for inspection businesses, and represents more than 40% of all U.S. home inspections in 2024. ISN has grown to be the most comprehensive customer relationship management (“CRM”), workflow, and report writer solution in the inspection industry. It allows inspection companies to accept orders online from their website and helps automate business tasks such as emailing customers, collecting payments, delivering inspection agreements, and collecting signatures. ISN is extensible, offering integrations with the largest number of inspection and technology partners in the industry and prominent report-writing platforms. ISN also provides powerful business reporting so that office staff and the business owner can understand how the business is performing at the individual inspector, real estate agent, or office level. Title Insurance Software Rynoh software helps settlement agents protect the real estate transaction. Rynoh software was utilized in approximately 40% of all real estate closings in 2024. Through the homebuyer’s settlement agent, Rynoh’s cloud-based financial management system, supports financial protection for each real estate transaction by tracking critical disbursements and automating reconciliations daily. Due to the manual and labor-intensive processes in the industry, settlement agent’s escrow accounts are more vulnerable to the rising risks of fraud, embezzlement, cyberattacks, and unintentional errors. Rynoh’s products intend to save customers time and money while reducing risk. Mortgage Software Floify is a software company helping mortgage companies and loan officers create a better mortgage and refinancing experience for consumers. Table of Contents 6

Floify offers market-leading digital mortgage point-of-sale solutions to mortgage professionals. Including advanced digital loan application, secure document portal, automated borrower and agent notification platform, fully customizable workflows, and other productivity integrations. Moving Services Porch Moving Group includes the HireAHelper, MovingPlace, SML, and Moving Staffers brands, and is primarily a marketplace offering labor-only moving services which has recently expanded to offer all moving-related services. Mover and Homeowner Marketing Porch Group Media is leading provider of data solutions, including our Home Factors product. Porch Group Media specializes in movers, homebuyers, and property insights. Other Additional businesses include iRoofing, which provides measurement software for roofers. Core Differentiation There are three key areas where Porch has differentiation which is core to the strategy - we provide advantaged underwriting, best services for homebuyers, and more home protection: Advantaged Underwriting With insights into more than 90% of U.S. homebuyers and properties, we are able to better model underwriting risk and price policies appropriately. This is a win-win, as it benefits us and our customers. Our Insurance segment uses our unique property data to create a pricing advantage for well-maintained homes and prevent adverse selection for poorly maintained homes. Best Services for Homebuyers We know when homebuyers are moving approximately six weeks before they move due to our unique early access. Therefore, we have the ability to cross-sell a variety of products at the time they are most needed. The consumer will engage with either the Porch app or our concierge service to receive support in various aspects of their move, such as insurance, warranty, and moving services, utilities, television, internet, and security, including comparing reviews and prices for different providers. More Protection We provide consumers with more protection through offering home insurance, home warranty for everyday breakdowns, and a home app to provide appliance recall check monitoring. We can be there from move-in to move-out, with a variety of products designed to make sure our consumers’ largest assets are protected. Industry Trends In 2024, 4.1 million1 existing homes and 0.7 million2 newly constructed homes were sold in the U.S. We have relationships with approximately 29 thousand companies that support consumers through the home transaction. In 2024, the U.S. housing market began to stabilize despite increases in interest rates and rising home sales prices, with industry home sales remaining relatively unchanged from 2023. We primarily focus on movers, where we have unique competitive advantages due to our data insights with this pool of customers. We consider this a higher quality customer cohort because it typically has a long lifetime value. The home services industry is highly competitive, fragmented, and localized. We compete with, among others: (i) large insurance carriers (ii) vertical software companies in our markets, (iii) companies who provide or help consumers purchase homeowners insurance, home warranty, moving, and other home services, (iv) search engines or online marketplaces for all types of home services with which we assist consumers, (v) property and mover data companies, and (vi) other companies which help consumers to make managing and maintaining their homes simple. We believe that our largest competition comes from the wide variety of companies focused on reaching consumers to help with key high-value services such as insurance. Table of Contents 7 1 National Association of Realtors, Existing Home Sales, December 2024 2 U.S. Census Bureau, Monthly New Residential Sales, December 2024

Strategic Growth Pillars Following a chapter focused on profitability, we now enter a chapter focused on growth. Our goal is to positively impact long-term shareholder value by focusing on the the following strategic growth pillars: Porch Insurance Reciprocal Exchange On October 25, 2024, our application to form and license PIRE, a Texas reciprocal exchange, with the Texas Department of Insurance (“TDI”) was approved. In November 2024, we funded PIRE in exchange for a surplus note. On January 1, 2025, just after PIRE was officially formed, we sold HOA to PIRE for an additional surplus note, bringing the total surplus notes held by Porch to approximately $106 million. Member-owned PIRE is expected to have several benefits to Porch Group, including mitigating our exposure to seasonality and catastrophic weather, therefore providing more predictable commission and fee-based income and higher margin financial performance. The Company will fully manage and operate PIRE and HOA in accordance with an Attorney-In-Fact Agreement. For more information, see the “Reciprocal Exchange” subsection in the “Recent Developments” section of “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this Annual Report. The sale of HOA to PIRE completed our planned structural changes. We plan to operate prospectively under new segments effective in 2025. Our new segments will be Insurance Services, Software & Data, Consumer Services, and PIRE. Because of its member-owned design, PIRE results will be reported as noncontrolling interest for the time being. Scale PIRE Insurance Premiums Our strategy continues to focus on profitable growth, including recruiting a high performing sales team who will increase our quote volumes and therefore insurance gross written premiums by: • Building deeper relationships with existing third party insurance agencies. • Expand the number of third party insurance agency relationships. • Expand our offering within our existing states and into new states. In addition, we plan to continue to increase premium per policy and implement other underwriting actions where appropriate. Software Innovation to SaaS Businesses We plan to continue increasing utilization of our SaaS products and maintain high customer retention. We expect to launch new products and features to meet the needs of our clients, while increasing prices and maintaining high customer retention rates. Growth of Data Business We intend to add new Home Factors, our property insights product, each quarter and further monetize Home Factors with third parties. Expand Access to Consumers By leveraging existing partnerships with moving companies, major utilities, and other other partnerships, we are expanding access to high-value homebuyers early in their journey, and fostering long-term customer relationships. Government Regulation General We are subject to laws and regulations that affect companies conducting business on the Internet generally and through mobile applications, including laws relating to the liability of providers of online services for their operations and the activities of users. As a result, we could be subject to claims based on negligence, unfair business practices, various torts and trademark and copyright infringement, among other actions. As we receive, transmit, store and use a substantial amount of information received from or generated by consumers and service professionals, we are impacted by state laws and regulations governing privacy, the storage, sharing, use, processing, disclosure and protection of personal data and data breaches. These regulations are often complex and subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may change or develop over time through judicial decisions or as new guidance or interpretations are provided by regulatory and governing bodies, such as federal, state and local administrative agencies. For example, California passed a Table of Contents 8 comprehensive data privacy law, the California Consumer Privacy Act of 2018 and the California Privacy Rights Act (“CPRA”), and other states including Virginia, Colorado, Utah, and Connecticut have also passed similar laws. These laws impose data protection obligations on covered businesses, including consumer rights procedures and obligations, limitations on data uses, audit requirements for higher risk data, and constraints on certain uses of sensitive data. The majority of the CPRA provisions were effective January 1, 2023. We are subject to laws governing marketing and advertising activities conducted by/through telephone, e-mail, mobile devices and the Internet, including the Telephone Consumer Protection Act of 1991 (“TCPA”), the Telemarketing Sales Rule (“TSR”), the CAN-SPAM Act, Section 5 of the Federal Trade Commission Act and similar state laws, as well as federal, state, and local laws and agency guidelines governing background screening. We are also subject to certain laws and regulations with regard to the real estate settlement process, including the Real Estate Settlement Procedures Act regulated by the Consumer Financial Protection Bureau, which, among other matters, prohibits certain practices, such as kickbacks, referrals, and unearned fees for the referral of real estate settlement services. Furthermore, our moving services business is subject to various federal, state and local agencies that exercise broad regulatory powers over the moving industry, generally governing such activities as operations of and authorization to engage in transportation, insurance requirements, and licensing. Additionally, as we expand into the insurance business, which is highly regulated, we must comply with and maintain various licenses and approvals with individual state departments of insurance, and we are subject to state governmental regulation and supervision. Insurance State Regulation Our insurance business is subject to extensive regulation, primarily at the state level. The method, extent, and substance of such regulation varies by state but generally has its source in National Association of Insurance Commissioners (“NAIC”) model laws and regulations that establish standards and requirements for conducting the business of insurance and may be adopted by each state regulatory agency. Moreover, the NAIC Accreditation Program requires state regulatory agencies to meet baseline standards of solvency regulation, particularly with respect to regulation of multi-state insurers. In general, such regulation is intended for the protection of those who purchase or use our insurance products, and not our shareholders. These rules have a substantial effect on our business and relate to a wide variety of matters including: insurance company licensing and examination; the licensing of insurance agents and adjusters; price setting or premium rates; underwriting rules and restrictions; trade practices; approval of policy forms; claims practices; restrictions on transactions between our subsidiaries and their affiliates, including the payment of dividends; investments; underwriting standards; advertising and marketing practices; capital adequacy; and the collection, remittance and reporting of certain taxes, licenses and fees. Insurance Holding Company Regulation Nearly all states have adopted the Model Insurance Holding Company System Regulation Act and Regulation as amended by the NAIC in December 2010 (the “Amended Model Act”). As part of an insurance holding company system, HOA, our insurance carrier, is required to register with the Texas Department of Insurance (the insurance supervisory agency of HOA’s state of domicile) and furnish information concerning the operations of companies within the holding company system that may materially affect the operations, management or financial condition of the insurers within the system. Under these laws, the respective state insurance departments may examine us at any time, require disclosure of material transactions and require prior notice of or approval for certain transactions. All transactions within a holding company system affecting an insurer must have fair and reasonable terms and are subject to other standards and requirements established by law and regulation. Financial Solvency Ratios The NAIC annually calculates 13 financial ratios to assist state insurance regulators in monitoring the financial condition of insurance companies. A “usual range” of results for each of these ratios is used by insurance regulators as a benchmark. Departure from the usual range on four or more of the ratios could lead to inquiries from individual state insurance departments as to certain aspects of a company's business. In addition to the financial ratios, states also require us to calculate a minimum capital requirement for each of our insurance companies based on individual company insurance risk factors. These “risk-based capital” results are used by state insurance regulators to identify companies that require regulatory attention or the initiation of regulatory action. Table of Contents 9

Restrictions on Shareholder Dividends Our insurance carrier’s capacity to pay dividends to shareholders is limited. Insurance companies must provide advance informational notice to the domicile state insurance regulatory authority prior to payment of any dividend or distribution to its shareholders. Prior approval from the state insurance regulatory authority must be obtained before payment of an “extraordinary dividend” as defined under the state's insurance code. The amount of ordinary dividends that may be paid is subject to certain limitations, the amounts of which change each year. Price Regulation Nearly all states have insurance laws requiring our carrier to file rate schedules, policy or coverage forms, and other information within the state's regulatory authority. In certain states, rate schedules, policy forms, or both, must be approved prior to use. While insurance laws vary from state to state, their objectives are generally the same: an insurance rate cannot be excessive, inadequate, or unfairly discriminatory. The speed with which we can change our rates in response to competition or in response to increasing costs depends, in part, on the willingness of state regulators to allow adequate rates for the business we write. Insurance Reserves State insurance laws require that insurance companies analyze the adequacy of their reserves annually. Our appointed actuaries must submit an opinion that our statutory reserves are adequate to meet policy claims-paying obligations and related expenses. Exiting Geographic Markets; Canceling and Non-Renewing Policies Most states regulate our carrier’s ability to exit a market. For example, states limit, to varying degrees, our ability to cancel and non-renew insurance policies. Some states prohibit us from withdrawing one or more types of insurance business from the state, except upon prior regulatory approval. Regulations that limit policy cancellation and non-renewal may restrict our ability to exit unprofitable markets. Investment Regulation Our insurance business is subject to various state regulations requiring investment portfolio diversification and limiting the concentration of investments we may maintain in certain asset categories. Failure to comply with these regulations leads to the treatment of nonconforming investments as non-admitted assets for purposes of measuring statutory surplus. Further, in some instances, state regulations require us to sell certain nonconforming investments. Insurance Guaranty Associations Each state has insurance guaranty association laws. Membership in a state's insurance guaranty association is generally mandatory for insurers wishing to do business in that state. Under these laws, associations may assess their members for certain obligations that insolvent insurance companies have incurred with regard to their policyholders and claimants. Typically, states assess each solvent association member with an amount related to that member's proportionate share of business written by all association members within the state. Most state guaranty associations allow solvent insurers to recoup the assessments they are charged through future rate increases, surcharges or premium tax credits. However, there is no assurance that we will ultimately recover these assessments. We cannot predict the amount and timing of any future assessments or refunds under these laws. Shared Market and Joint Underwriting Plans State insurance regulations often require insurers to participate in assigned risk plans, reinsurance facilities and joint underwriting associations. These are mechanisms that generally provide applicants with various types of basic insurance coverage that may not otherwise be available to them through voluntary markets. Such mechanisms are most commonly instituted for automobile and workers' compensation insurance, but many states also mandate participation in Fair Access to Insurance Requirements Plans or Windstorm Plans, which provide basic property coverage. Participation is based upon the amount of a company's voluntary market share in a particular state for the classes of insurance involved. Policies written through these mechanisms may require different underwriting standards and may pose greater risk than those written through our voluntary application process. Statutory Accounting Principles For public reporting, insurance companies prepare financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”). However, state laws require us to calculate and report certain data according to statutory accounting rules as defined in the NAIC Accounting Practices and Procedures Manual. While not a substitute for any Table of Contents 10

GAAP measure of performance, statutory data frequently is used by industry analysts and other recognized reporting sources to facilitate comparisons of the performance of insurance companies. Federal Regulation Although the federal government and its regulatory agencies generally do not directly regulate the business of insurance, federal initiatives and legislation often have an impact on our business. These initiatives and legislation include tort reform proposals, proposals addressing natural catastrophe exposures, terrorism risk mechanisms, federal financial services reforms, various tax proposals affecting insurance companies, and possible regulatory limitations, impositions and restrictions arising from the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank”). Human Capital Management By staying true to our core values (No Jerks/No Egos; Solve Each Problem; Be Ambitious; Care Deeply; and Together We Win), we have created a company where good people can do great work and drive shareholder value. These values guide us in everything we do, from individual everyday tasks to high-level strategic planning. They foster a culture of dialogue, collaboration, and recognition that contributes to our long-term success. We are organized in a decentralized operating model, which allows our businesses to move quickly and entrepreneurially leverage a common playbook and infrastructure that benefit from shared best practices as we scale. When we acquire a company, our decentralized operating model helps us maintain momentum and entrepreneurial culture while mitigating the risks associated with integration. In most cases, we integrate acquisitions into our (1) central data platform; (2) transactional monetization to drive our business-to-business-to-consumer revenues such as insurance and warranty; and (3) operational systems, such as accounting and payroll. We engage and empower our team with continued career and learning and development opportunities. Fostering a growth mindset facilitates a culture where all voices are heard and team members can take informed risks, ask questions, and seek creative solutions to tough problems. This approach helps us build a strong bench of leaders for tomorrow’s business challenges. We are a progressive organization which values environmental, social, and corporate governance (“ESG”) initiatives. Our ESG strategy reflects the relevant issues that are most important to Porch and our stakeholders. We released our second ESG report in December 2024. Our diversity, equity, inclusion, and belonging efforts are based on the principle that all Porch team members can bring their whole selves to work and thrive. We have a commitment throughout the organization for Porch to be a supportive and inclusive environment. We pride ourselves on our values-driven culture that fosters employee engagement and creates an attractive home for top talent. We were certified as a Great Place to Work in 2023 and 2024. As of December 31, 2024, we had a total of 733 employees, which includes 729 full-time employees. We also utilize independent contractors in the U.S. and other countries. We believe that we generally have good relationships with our employees and contractors. Available Information Our main consumer website is www.porch.com, and our corporate and investor relations website is located at www.porchgroup.com. You may access our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 with the Securities and Exchange Commission (the “SEC”) free of charge at www.porchgroup.com as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. Neither the information on these websites, nor the information on the websites of any of our brands and businesses, is incorporated by reference into this Annual Report, any other filings with, or any other information furnished or submitted to, the SEC. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. Table of Contents 11

Item 1A. Risk Factors The following summary risk factors and other information included in this Annual Report should be carefully considered. The summary risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not currently known to us or that we currently deem less significant may also affect our business operations or financial results. If any of the following risks actually occur, our stock price, business, operating results and financial condition could be materially adversely affected. For more information, see below for more detailed descriptions of each risk factor. • Our brands and businesses, including the insurance business we manage, operate in an especially competitive and evolving industry. • We face a variety of risks from our expansion into the insurance business, including as a result of higher than expected claims costs and other factors outside of the Company’s control, which may result in an adverse impact on the Company’s financial condition. • Our future growth is dependent in part on our ability to manage the operations of and grow the insurance business we manage and operate by limiting attrition and building surplus and increasing our revenue by increasing the number of sales of home-related services per customer and consumer. We may not succeed in these efforts. • The incidence, frequency and severity of weather events, extensive wildfires, and other catastrophes, particularly occurring where Porch has a concentration of homeowners insurance policyholders, or that adversely impact consumer confidence and spending behavior in the industries we serve, could have a material effect on our results of operations and financial condition. • Our efforts to develop new insurance products, expand in targeted insurance markets, improve business processes and workflows, use Home Factors in underwriting, or make acquisitions may not be successful and may create enhanced risk. • We may not be able to protect our systems, technology and infrastructure from cyberattacks and cyberattacks experienced by third parties may adversely affect us. If personal, confidential, or sensitive user information or property data that we maintain and store is breached or otherwise accessed by unauthorized persons, it may be costly to mitigate, and our reputation could be harmed. • Our brands and businesses are sensitive to general economic events, trends and conditions, including those related to, without limitation, the housing and financial markets, which impacts the demand and costs for a portion of our products and services. • We may be unable to access the capital markets when needed, which could adversely affect the ability to take advantage of business opportunities as they arise and to fund operations in a cost-effective manner. • We may fail to adequately protect our intellectual property rights or may be accused of infringing the intellectual property rights of third parties. • We operate an insurance business through a reciprocal exchange, Porch Insurance Reciprocal Exchange (“PIRE”). We do not own PIRE but provide certain management services for which we receive compensation. The growth and financial health of PIRE directly affect our operating revenue and the payment of interest and principal on surplus notes we hold is uncertain. • If the management fee rate retained by Porch’s insurance services businesses is reduced or if there is a significant decrease in the amount of direct and assumed premiums written by PIRE, revenues and profitability of the Company could be materially adversely affected. • PIRE is dependent on the use of reinsurance. • We may change the structure of the reinsurance arrangement for PIRE and our reinsurance captive in the future, which may impact our overall risk profile and financial and capital condition. • Reinsurance may be unavailable at current levels and prices, which may limit PIRE’s ability to write new business. Furthermore, reinsurance subjects PIRE to counterparty risk and may not be adequate to protect it against losses, which could have a material effect on results of our operations and financial condition. • The performance of PIRE’s and our reinsurance captive’s investment portfolios is subject to a variety of investment risks. • The financial strength ratings of PIRE and Homeowners of America (“HOA”), its insurance company subsidiary, could be downgraded. • Increases in parts, appliance and home system prices and other operating costs could adversely impact our business, financial position, results of operations and cash flows. Table of Contents 12

• The effects of emerging claim and coverage issues in the insurance industry are uncertain. • Failure to maintain PIRE’s risk-based capital at the required levels could adversely affect its ability to maintain regulatory authority to conduct business. • PIRE’s and our insurance captive’s loss reserves may be inadequate to cover actual losses. • PIRE and our reinsurance captive could be forced to sell investments to meet liquidity requirements. • Our results of operations and financial condition may be adversely affected due to limitations in the analytical models or changes in accessibility to such models used to assess and predict PIRE’s exposure to catastrophic losses. • A sustained decline in the price of our common stock would negatively impact HOA regulatory surplus, which may require it to raise additional funds to enable HOA to adhere to regulatory requirements and maintain its financial stability rating. • If the costs of providing services to PIRE are not controlled, our profitability could be materially adversely affected. • Our quarterly operating results may fluctuate in the future. As a result, we may fail to meet or exceed the expectations of the market, including research analysts or investors, which could cause our stock price to decline. • Our quarterly results of operations fluctuate due to seasonality in consumer demand and historical weather trends, in addition to other factors associated with our industry. • We have a history of losses, and we may be unable to achieve or sustain profitability. • Our risk management policies and procedures may prove to be ineffective and leave us exposed to unidentified or unanticipated risk. • We are subject to credit risk arising from the financial soundness of counterparties, including PIRE’s and our reinsurance captive’s reinsurers, which may have a material adverse effect on our business, financial condition, and results of operations. • The insurance businesses we manage and operate are subject to state governmental regulation, which could limit the growth of the insurance businesses and impose additional costs on PIRE and HOA. • The processing, storage, use and disclosure of personal data is subject to a variety of federal and state laws and regulations and could give rise to liabilities and increased costs. • Servicing our indebtedness requires a significant amount of cash, and we may not have sufficient cash flow from our business to make such payments. • The indenture governing our 2028 Notes contains, and instruments governing any future indebtedness of ours would likely contain, restrictions that may limit our flexibility in operating our business, and any default on our 2028 Notes or other future secured indebtedness could result in foreclosure by our secured debtholders on our assets. • We face risks associated with our independent contractors. • We depend on key personnel to operate our business, and if we are unable to retain, attract and integrate qualified personnel, our ability to develop and successfully grow our business could be harmed. • Expansion of our employee base to foreign countries will subject us to additional risks that can adversely affect our business, results of operations, and financial condition. • The price of the Company’s securities may change significantly, and investors could lose all or part of their investment as a result. • Because there are no current plans to pay cash dividends on the Company’s common stock for the foreseeable future, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it. The summary risk factors described above should be read together with the text of the full risk factors below and in the other information set forth in this Annual Report, including our consolidated financial statements and the related notes, as well as in other documents that we file with the SEC. If any such risks and uncertainties actually occur, our business, prospects, financial condition and results of operations could be materially and adversely affected. These risks are more fully described below, and these risks are not the only risks that we face. Additional risks and uncertainties not currently known to us, or that we currently deem to be immaterial may also materially adversely affect our business, prospects, financial condition and results of operations. Table of Contents 13

Risks Relating to Porch’s Business and Industry Our brands and businesses, including the insurance business we manage, operate in an especially competitive and evolving industry. Our brands and businesses operate in home-related product and service industries, which include insurance, mortgage software, title insurance software, warranty, moving services, inspection software, home repair, and marketing, financial and other software for home services companies; all of which are competitive, evolving, and some of which are highly regulated. There are many existing competitors and a consistent and growing stream of new entrants, services and products. Some of our competitors are well-established, have greater functional and compliance maturity, or have better competitive positions with respect to certain geographical areas, consumer and service provider demographics, and/or types of services offered. Some of our competitors have stronger brand name recognition, better economies of scale, more developed software platforms or other intellectual property, and/or better access to capital. Additionally, the home and home-related services industries continue to undergo consolidation and vertical integration, which may make it more difficult to compete with existing competitors and new entrants. Any of these advantages could enable these competitors to reach more consumers and service providers than we reach, offer products and services that are more appealing to consumers and service providers than our products and services, and respond more quickly and/or cost effectively than we respond to evolving market opportunities and trends, any of which could adversely affect our business, financial condition and results of operations. Alternatively, our innovative business model and our limited track record as a public company may cause confusion in the market such that failures of our competitors or companies operating in similar or adjacent spaces may impact consumer or investor perceptions of the digital home services industry as a whole. If we are unable to compete effectively against competitors, services or products or if we are unable to establish or maintain a consumer brand that resonates with customers and/or enhance our existing brands and the brands of our recently acquired companies, or if we are unable to maintain high customer satisfaction or compete with the pricing offered by our competitors, the result could be decreases in the size and level of engagement of our consumer and service provider bases, any of which could adversely affect our business, financial condition and results of operations. We face a variety of risks from our expansion into the insurance business, including as a result of higher than expected claims costs and other factors outside of the Company’s control, which may result in an adverse impact on the Company’s financial condition. In 2021, we expanded our insurance operations through the acquisition of HOA, a leading property and casualty insurance company focused on products in the residential homeowner space. Effective January 1, 2025, we sold HOA to PIRE, a newly formed reciprocal insurance exchange. Porch acts as the attorney-in-fact for PIRE, receiving commission and fees as compensation for services in our new Insurance Services segment beginning in January 1, 2025. In addition, within our new Insurance Services segment, our wholly owned reinsurance captive insurance company, Porticus Re, provides reinsurance support to PIRE. As a result, we continue to be exposed to certain risks related to the insurance business, certainly in the first quarter of 2025 and, depending on the placement of third party reinsurance (which occurs on April 1 of each year), such risks could continue ongoing. PIRE bears the cost of paying insured claims. Claims costs may be adversely affected by increases in costs of home repair as a result of inflated material costs, supply chain shortages, increases in labor costs, and demand surge during catastrophic events. In addition, prices for raw materials, such as lumber and steel, are subject to market volatility. We cannot predict the extent to which PIRE and our reinsurance captive may experience future increases in claims costs. To the extent such costs increase, PIRE may be prevented, in whole or in part, from passing these cost increases through to our existing and prospective customers. Such increases in costs could have a material adverse impact on our consolidated business, financial position, results of operations, and cash flows. Prior to sale of HOA to PIRE, the Company used our captive reinsurer to support HOA with two different reinsurance programs: a non-catastrophic weather quota share to provide capital efficiency for the insurance entity while avoiding the variability and risk of large weather events at the reinsurer, and Excess of Loss reinsurance to provide protection for large weather losses where not provided by third parties. Our intent is to continue the non-catastrophic weather quota share on April 1, 2025 and ongoing and we believe this is a long-term strategy to create capital efficiency for PIRE and attractive, lower-risk economics for Porch shareholders. Our intent is to not continue the participation of our captive reinsurer in providing Excess of Loss reinsurance as of April 1, 2025; however, we cannot be certain that PIRE will be able to fully place its excess of loss reinsurance needs with third party reinsurers and may need to utilize Porch's captive reinsurer if it is unable to do so. Under this arrangement, the captive owned by the Company serves as the reinsurer, and the consolidated books and tax returns of the Company reflect a liability consisting of the full reserve amount attributable to the reinsured business, which is significantly higher than previous years’ insurance related liabilities. The success of the Company’s captive reinsurance program is dependent on a number of factors outside the control of the Company, including, but not Table of Contents 14 limited to, weather events, continued access to financial solutions, a favorable regulatory environment, and the overall tax position of the Company. If the captive reinsurance program is not successful, the Company’s financial condition could be adversely impacted. Additionally, capital held by the captive cannot be used elsewhere within the Company without applicable regulatory pre-approval. Whether PIRE will continue to use the captive reinsurer going forward depends upon a number of circumstances, including the availability and pricing of reinsurance from third parties, the amount of capital it holds and regulatory requirements. If PIRE were to cease using the captive, our access to its capital and assets would remain restricted while it has runoff reinsurance obligations. PIRE is highly dependent on maintaining successful relationships with third-party independent agents and agencies. Negative changes in such relationships could adversely affect its insurance business, including, but not limited to, reduced sales, the loss of existing policies, the need to lower prices, or the need to pay higher commissions. In addition, although such agents/agencies are appointed as independent contractors with the authority to solicit and bind insurance policies on PIRE’s behalf, any misconduct on their part could have an adverse effect on our business, financial conditions, reputation and results of operations. Our future growth is dependent in part on our ability to manage the operations of and grow the insurance business we manage and operate by limiting attrition, building the surplus of PIRE, and increasing our revenue by increasing the number of sales of home-related services per customer and consumer. We may not succeed in these efforts. We are also subject to the cyclical nature of the insurance industry. The financial performance of the insurance industry has historically fluctuated with periods of lower premium rates and excess underwriting capacity resulting from increased competition followed by periods of higher premium rates and reduced underwriting capacity resulting from decreased competition. Although the financial performance of an insurance company depends on its own specific business characteristics, the profitability of many insurance companies tends to follow this cyclical market pattern. Because the cyclical nature of the market is due in large part to the actions of competitors and general economic factors, we cannot predict the timing or duration of changes in the market cycle. Our future growth is dependent in part on our ability to manage the operations of and grow the insurance business we manage. The insurance industry is highly competitive and regulated, and our growth depends on our ability to continue to obtain reinsurance at levels and pricing favorable to us, manage risk, limit policy attrition, obtain regulatory alignment on our business plans and financials, and continue to build the surplus of PIRE to support additional growth, which may require raising capital if unable to grow organically. There can be no assurances we will be successful in these efforts. Our future growth also depends in part on increasing the revenue generated from each customer or consumer we serve. We plan on increasing this revenue by increasing the number of value-add touchpoints with customers and consumers for whom we have access rights by offering new services and by improving conversion rates and revenue generation of both existing and new services. There can be no assurances we will be successful in these efforts. Failure to increase revenue per customer or consumer may slow our growth, which could in turn have an adverse impact on our business, financial condition and results of operations. Our growth therefore depends, in part, on our ability to attract new customers, maintain existing customers, sell additional products and services to existing customers, and increase prices to align with industry trends. This depends on our ability to understand and anticipate customers’ needs and our ability to deliver consistent, reliable, high-quality services and products. If we fail to engage new customers, continue to re-engage with our existing customers or to cross-sell additional services, our operating results could be materially impacted. The incidence, frequency and severity of weather events, extensive wildfires, and other catastrophes, particularly occurring where PIRE has a concentration of homeowners insurance policyholders, or that adversely impact consumer confidence and spending behavior in the industries we serve, could have a material effect on our results of operations and financial condition. In particular, severe weather events and the effects of climate change, including, tornado and hail events, hurricanes extensive wildfires, drought, storms, flooding, and other catastrophes, and the frequency of such events, as well as the impacts of future global pandemics and other health crises, may harm the insurance business we manage and operate and could result in additional capital being required at PIRE, whether from Porch or a third party investor. While we intend to manage our risk via reinsurance, there can be no guarantee this will adequately reduce our exposure to losses due to various risks inherent in reinsurance generally and with our reinsurance program, including, but not limited to, the inability to negotiate reinsurance contracts at renewal at acceptable terms or at all, our limited number of reinsurance partners, large catastrophes that exceed aggregate reinsurance coverage limits, the inability or unwillingness of counterparties to pay reinsurance receivables we believe we are owed, multiple losses in a single year that exceed our ability to reinstate reinsurance contracts, and the potential for fraud or misrepresentation committed by our reinsurance partners. The availability of reinsurance and its price are generally determined in the reinsurance market by conditions beyond our control and can be negatively impacted by such severe weather events and the effects of climate change, including, tornado Table of Contents 15 and hail events, hurricanes, extensive wildfires, drought, flooding and other catastrophes, and the frequency of such events, as well as the impacts of future global pandemics and other health crises, may harm the insurance business we manage and operate. Additionally, a significant increase in insurance claims and the cost of the claims by consumers who purchase our insurance could reduce PIRE’s access to reinsurance. These events have in the past and could in the future negatively affect the economy in general, and the housing and home services markets in particular. These events and trends could also result in decreased marketing and advertising expenditures by service providers or cash flow problems for service providers that could affect their ability to pay us subscription fees, their ability to purchase leads from us and the success of any revenue sharing arrangements with them or could result in service providers decreasing and/ or delaying subscription fees paid for our platform or being more likely to default on incurred fees, which would result in decreased revenue. Any of these events could negatively affect the home industries PIRE serves and could adversely affect our business, financial condition and results of operations. Our efforts to develop new insurance products, expand in targeted insurance markets, improve business processes and workflows, use of Home Factors in underwriting, or make acquisitions may not be successful and may create enhanced risk. Our efforts to develop new products, expand in targeted insurance markets, improve business processes and workflows, or make acquisitions may require us to make substantial expenditures and may not be successful, and even if successful, they may create additional risks including, but not limited to: • Changes to our business processes or workflow, including the use of new technologies, may give rise to execution risk. • Models underlying automated underwriting and pricing decisions may not be effective. • Demand for new products or expansion into new markets may not meet our expectations. • New products or services and expansion into new markets may change our risk exposures, and the data models we use to manage such exposures may not be as effective as those used in existing markets or with existing products. • Acquisitions may not be successfully integrated, resulting in substantial disruption, costs, or delays, and adversely affecting our ability to compete, and may also result in unforeseen liabilities or impact our credit ratings. • In connection with the conversion of policyholders to a new product, some policyholders’ pricing may increase, while the pricing for other policyholders may decrease, the net impact of which could negatively impact retention and profit margins. • Negative publicity and potential for reputational harm using home data to inform risk calculations. • We may not be able to consistently replicate favorable results with the use of Home Factors in underwriting for carriers other than HOA, which may be due to carrier location, modeling capabilities, or business goals of other carriers. These efforts may require substantial expenditures, which may negatively impact results in the near term and if not successful, could materially and adversely affect our business, financial condition, and results of operations. We rely on relationships with third parties to provide us with access to derive personal data and information, and property data. We rely on relationships with third party companies to provide us with information such as property insights. In the future, any of these third parties could sever its relationship with us, change its data sharing policies, including making them more restrictive, or alter its own data collection practices, any of which could result in the loss of, or significant impairment to, our ability to access, collect and use personal information about their customers or consumers. We also license data from third-party data brokers and other data suppliers. However, we cannot provide assurance that we will continue to be able to access, collect or use personal information or property data provided by consumers, service providers and commercial partners as we currently do or may want to do in the future. Our ability to access, collect and use personal information and property data provided by these parties may be adversely affected by federal and state laws and regulations that make it burdensome for us to collect or use personal information and property data. Additionally, our collection and use of personal information or property data may cause privacy concerns of the individuals from whom we collect personal information, privacy and reputational concerns of commercial partners that provide us with end customer Table of Contents 16 personal information and property data, and adverse consumer reaction to our marketing practices. This could cause us to lose customers and reduce the number of commercial partners using our platforms. We also use consumer data that we directly collect from consumers or license from third parties to provide targeted marketing services to third parties based upon such consumer data. Practices in this industry are under scrutiny by federal and state law enforcement agencies and regulators in light of new and proposed federal and state laws, and pressure from some lawmakers and privacy advocates regarding how consumer data is collected and used in the ad tech industry. If we are unable to collect information from our customers or our service providers and commercial partners do not continue to provide us with information of their customers, or if applicable laws prohibit or materially impair our use of such information, our ability to provide services to consumers and drive consumer access to service providers may be materially impacted. This may make our products, services and pricing for such products and services less appealing to consumers and service providers, which in turn may lead to reduced utilization of our products and services. To the extent any of the foregoing occurs, our business, financial condition and results of operations may be adversely impacted. Marketing efforts designed to drive traffic to our brands and businesses may not be successful or cost-effective. Attracting home services companies and consumers to our brands and businesses involves considerable expenditures for online and offline marketing and sales. We have made, and expect to continue to make, significant marketing expenditures, primarily for digital marketing such as paid search engine marketing, display advertising and third-party affiliate agreements. These efforts may not be successful or cost-effective. Our ability to market our brands on any given property or channel is subject to the policies of the relevant third-party seller or publisher of advertising or marketing affiliate. As a result, we cannot assure you that these parties will not limit or prohibit us from purchasing certain types of advertising, advertising certain of our products and services and/or using one or more current or prospective marketing channels in the future. If a significant marketing channel took such an action generally, for a significant period of time and/or on a recurring basis, our business, financial condition and results of operations could be adversely affected. In addition, if we fail to comply with the policies of third-party sellers, publishers of advertising and/or marketing affiliates, our advertisements could be removed without notice and/or our accounts could be suspended or terminated, any of which could adversely affect our business, financial condition and results of operations. In addition, our failure to respond to rapid and frequent changes in the pricing and operating dynamics of marketing channels, as well as changing policies and guidelines applicable to digital advertising, which may unilaterally be updated by search engines without advance notice, could adversely affect our digital marketing efforts and free search engine traffic. Such changes could adversely affect the placement and pricing of paid listings, as well as the ranking of our brands and businesses within search results, any or all of which could increase our marketing expenditures, particularly if free traffic is replaced with paid traffic. Additionally, our competitors may engage in marketing strategies and search engine optimization techniques that increase the relative ranking of their brands and businesses within search engine results at the expense of our rankings within such search results. This could have a negative impact on the results of our search engine marketing efforts. Any or all of these events could adversely affect our business, financial condition and results of operations. We may not be able to protect our systems, technology and infrastructure from cyberattacks and cyberattacks experienced by third parties may adversely affect us. If personal, confidential, or sensitive user information or property data that we maintain and store is breached or otherwise accessed by unauthorized persons, it may be costly to mitigate, and our reputation could be harmed. We receive, process, store and transmit a significant amount of personal information and property data about consumers that use our products and services, as well as our employees. While we continuously develop and maintain systems designed to protect the security, integrity and confidentiality of this information, we cannot guarantee that inadvertent or unauthorized use or disclosure will not occur or that third parties will not gain unauthorized access to this information. When such events occur, we may not be able to remedy them, we may be required by law to notify regulators, impacted individuals and commercial partners, and it may be costly to mitigate the impact of such events and to develop and implement protections to prevent future events of this nature from occurring. If we or any third party that we engage to host our platforms or otherwise store or process data experience a breach of security, third parties could gain unauthorized access to personal data about our users and subscribers. As a result, or associated with any required regulatory disclosures, we could face governmental enforcement actions, significant fines, litigation (including consumer class actions), claims for breach of contract and/or indemnity by third parties, and harm to the reputation of our brands and business, each of which could adversely affect our business, financial condition and results of operations. A single breach could result in claims for damages or indemnification from many counterparties. Any such breach or other unauthorized access could indirectly harm the reputation of our brands and businesses and, in turn, adversely affect our business, financial condition and results of operations. Even if we do not experience such events firsthand, the impact of any such events experienced by third parties Table of Contents 17 including service providers, could indirectly harm the reputation of our brands and businesses and, in turn, adversely affect our business, financial condition and results of operations. We may be attacked by perpetrators of malicious technology-related events, such as the use of botnets, malware or other destructive or disruptive software, distributed denial of service attacks, phishing, attempts to misappropriate user information and account login credentials, ransomware attempts, and other similar malicious activities including malicious activities from internal bad actors. The incidence of events of this nature is on the rise worldwide. While we continuously develop and maintain systems designed to detect and prevent events of this nature from impacting our systems, technology, infrastructure, products, services and users, have invested and continue to invest in these efforts and related personnel and training, and deploy data minimization strategies where appropriate, our efforts may not be successful. These efforts, which include developing and maintaining the systems of recently acquired companies, are costly and require ongoing monitoring and updating as technologies change and efforts to overcome preventative security measures are becoming more sophisticated. Despite these efforts, some of our systems have experienced past security incidents, none of which had a material adverse effect on our business, financial condition and results of operations, and we could experience significant events of this nature in the future. Any event of this nature that we experience could damage our systems, technology and infrastructure and/or those of our users, prevent us from providing our products and services, compromise the integrity of our products and services, damage our reputation, erode our brands and/or be costly to remedy, and may subject us to investigations by regulatory authorities, fines, claims for breach of contract or indemnity by third parties and/or litigation that could result in liability to third parties. Even if we do not experience such events firsthand, the impact of any such events experienced by third parties could have a similar effect. We sell or otherwise provide certain consumer personal information to third parties as part of our business. These third parties may be subject to similar cyberattacks and there can be no assurance that such third parties have adequate cybersecurity infrastructure to prevent breaches of the personal data sold to them by us. We may not have adequate insurance coverage to compensate for losses resulting from any of the above events. If we or any third party with whom we do business or otherwise rely upon experience an event of this nature, our business, financial condition and results of operations could be adversely affected. Our success will depend, in substantial part, on the continued migration of the home and home-related services market online. We believe that the digital penetration of the home and home-related services market remains low, with the vast majority of consumers continuing to search for, select and hire service providers offline. While many consumer demographics have been and remain averse to finding service providers online, others have demonstrated a greater willingness to purchase such services online. Whether or not service providers turn to Internet platforms will depend, in substantial part, on whether online products and services help them to better connect and engage with consumers relative to traditional offline efforts. The speed and ultimate outcome of the transition of the home and home-related services market online for consumers and service providers is uncertain and may not occur as quickly as we expect, or at all. The failure or delay of a meaningful number of consumers and/or service providers to migrate online and/or the return of a meaningful number of existing participants in the online home services market to offline solutions could adversely affect our business, financial condition and results of operations. Our brands and businesses are sensitive to general economic events, trends and conditions, including those related to, without limitation, the housing and financial markets, which impact the demand for certain of our products and services. Our businesses are sensitive to events and trends, such as a general economic downturn, health of the housing market, inflation or sudden disruption in business conditions, a recession or fears of a recession, consumer confidence, spending levels and access to credit, which could result in decreases in demand for insurance, home mortgages, warranty, moving and inspection services, home repair, and marketing, financial and other software for home services companies and providers. Any such decreases could result in turnover of our consumer and service provider base and/or adversely impact the breadth of services offered through our service market platform, our home-related services, and our warranty and insurance products. Demand for certain of our products and services generally decreases as the number of housing purchasing and refinance transactions decreases. The housing market is seasonal, cyclical and affected by significant conditions beyond our control. The number of housing transactions in which certain of the Company’s products and services are purchased have been, and may continue to be, impacted by the following situations, among others: • high, volatile or rising mortgage interest rates; • availability of credit, including commercial and residential mortgage funding; Table of Contents 18

• real estate affordability, housing supply rates, home building rates, housing foreclosures rates, multi-family housing fundamentals, and the pace of home price appreciation or the lack of it; • slow economic growth or recessionary conditions and other macroeconomic conditions, which may be impacted by national or global events; • local, state and federal government intervention in the financial markets; • increased unemployment or declining or stagnant wages; • changes in household debt levels and disposable income; • changing trends in consumer spending; • fewer homebuyers electing to get a home inspection • new or increased tariffs or trade restrictions on imported materials and products used in home building; and • changing expectations for inflation and deflation. Any adverse impact on a macro level to the housing or financial markets generally could have an adverse impact on our business, results of operations and financial condition. If we are unable to deliver effective customer service, it could harm our relationships with our existing home services companies, consumers, service providers and commercial partners and adversely affect our ability to attract new home services companies, consumers, service providers and commercial partners. Our business depends, in part, on our ability to satisfy our home services companies, consumers and service providers, both by providing access to services that address the needs of consumers and service providers and providing services and software-based solutions to home services companies that address their business needs. Our customer support personnel also sell our products and services. If our sales efforts are not satisfactory, consumers may choose not to do business with us, or we may suffer reputational costs. Additionally, our home services companies, consumers and service providers depend on our customer support personnel to resolve technical issues relating to the use of our products and services. We may be unable to respond quickly to accommodate short-term increases in demand for support services or may otherwise encounter a customer service issue that is difficult to resolve. If a home services company, consumer or service provider is not satisfied with the quality or responsiveness of our customer service, we could incur additional costs to address the situation or the home services company, service provider, or consumer (and commercial partners who provide us with their customers’ data) may choose not to do business with us or we may suffer reputational costs. As we do not separately charge our home services companies, consumers and service providers for support services, increased demand for our support services would increase costs without corresponding revenue, which could adversely affect our business, financial condition and results of operations. In addition, regardless of the quality or responsiveness of our customer service efforts, home services companies, consumers, service providers and commercial partners that are not satisfied with outcomes may choose to terminate, or not to renew, their relationships with us. Certain parts of our business are highly dependent on the ease of use of our products and services and positive recommendations from our existing home services companies, consumers and service providers. Any failure to maintain high-quality or responsive customer service, or a market perception that we do not maintain high-quality or responsive customer service, could harm our reputation, cause us to lose home services companies, consumers or service providers and adversely impact our ability to sell our products and services to prospective consumers. We may be unable to access the capital markets when needed, which could adversely affect the ability to take advantage of business opportunities as they arise, refinance our outstanding notes, and fund operations in a cost-effective manner. Our ability to grow our business may depend in part on the ability to access capital when needed to strategically grow our operations, reduce leverage, and provide statutory surplus to grow the insurance business we manage and operate. Capital markets may become illiquid from time to time, and we cannot predict the extent and duration of future economic and market disruptions or the impact of any government interventions. We may not be able to obtain financing on acceptable terms, or at all. If we require capital but cannot raise it or cannot obtain financing on acceptable terms, our business, financial condition, and results of operations may be materially adversely affected, and we may be unable to execute our long-term growth strategy or, if necessary, obtain the capital necessary to refinance our outstanding notes. Increases in parts, appliance and home system prices and other operating costs could adversely impact our business, financial position, results of operations and cash flows. Our home warranty business line may be adversely affected by increases in the level of our operating expenses, such as refrigerants, appliances and equipment, parts, raw materials, wages and salaries, employee benefits, healthcare, contractor Table of Contents 19 costs, self-insurance costs and other insurance premiums, as well as various regulatory compliance costs, all of which may be subject to inflationary and other pressures. Such increase in operating expenses, including contract claims costs, could have a material adverse impact on our consolidated business, financial position, results of operations and cash flows. Prices for raw materials, such as steel and fuel, are subject to market volatility and may be negatively affected by the application of tariffs on foreign goods. We cannot predict the extent to which our home warranty business line may experience future increases in costs of refrigerants, appliances and equipment, parts, raw materials, wages and salaries, employee benefits, healthcare, contractor costs, self-insurance costs and other insurance premiums, as well as various regulatory compliance costs and other operating costs. To the extent such costs increase, we may be prevented, in whole or in part, from passing these cost increases through to our existing and prospective customers, which could have a material adverse impact on our consolidated business, financial position, results of operations and cash flows. We may face negative consequences from the actions and omissions of our service providers, and our terms and conditions may not adequately protect us from claims. Under our agreements with consumers and service providers, our service providers, and not us, are responsible for the actions and omissions of our service providers. However, consumers may still bring claims against us for actions and omissions of service providers, and the service providers may deny responsibility for or be unable to pay any resulting liability. Additionally, certain agreements with our commercial partners obligate us to indemnify such commercial partners against third-party claims resulting from the actions and omissions of the service providers we engage to provide services to consumers referred to us by those commercial partners. These claims may be expensive and may divert management’s time away from our operations. We may not have adequate insurance coverage to compensate for losses resulting from these claims, and too many or certain types of claims may result in increased premiums or denial of coverage. In addition, we may be deemed, correctly or incorrectly, a contractor with respect to our service providers, which may subject us to licensure and/or bonding requirements and may subject us to penalties for past operations. Any of the foregoing could adversely affect our business, financial condition and results of operations. In general, our consumers and our service providers agree to our customer terms and conditions by accessing our services online. However, some consumers or service providers who access our services only by phone, and consumers who come to us from third-party lead sources, may not click through to our terms and conditions. If consumers or service providers do not agree to our terms and conditions for any reason, we may face increased litigation risk, which could in turn adversely affect our business, financial condition and results of operations. The nature of our platform is complex and highly integrated, and if we fail to successfully manage releases or integrate new solutions, it could harm our business, financial condition, and results of operations. We manage a complex platform of solutions that consists of our software and services for companies and products for consumers. Many of our solutions include a large number of product centers that are highly integrated and require interoperability with other Porch products, as well as products and services of third-party service providers. Due to this complexity and the development cycles under which we operate, we may experience errors in our software, corruption or loss of our data or unexpected performance issues from time to time. For example, our solutions may face interoperability difficulties with software operating systems or programs being used by our customers, or new releases, upgrades, fixes or the integration of acquired technologies may have unanticipated consequences on the operation and performance of our other solutions. If we encounter integration challenges or discover errors in our solutions late in our development cycle, it may cause us to delay our launch dates. Any major integration or interoperability issues or launch delays could adversely affect our business, financial condition, and results of operations. We may fail to adequately protect our intellectual property rights or may be accused of infringing the intellectual property rights of third parties. We rely upon trademarks, trade dress, domain names and logos to market our brands and businesses and to build and maintain brand loyalty and recognition, as well as upon trade secrets. We rely on a combination of laws and contractual restrictions on access to and use of proprietary information with employees, independent contractors, home services companies, consumers, service providers, commercial partners, suppliers, affiliates and others to establish and protect our and their various intellectual property rights. No assurances can be given that these efforts will result in adequate trademark and service mark protection, adequate domain name rights and protections. Despite these measures, challenges to our intellectual property rights could still arise, third parties could copy or otherwise obtain and use our intellectual property without authorization, and/or laws regarding the enforceability of existing intellectual property rights could change in an adverse manner. We may also be subject to claims from third parties in the future related to alleged intellectual property infringement by us. These claims, if resolved in a manner adverse to us, could result in significant liabilities and could restrict or prohibit our Table of Contents 20 ability to use the technology on which we rely. Even if these claims are resolved in our favor, such claims could result in significant expenses and could distract our management until resolved. The occurrence of any of these events could result in the erosion of our various brands and limitations on our ability to operate our business, as well as impede our ability to effectively compete against competitors with similar technologies, any of which could adversely affect our business, financial condition and results of operations. We rely on our ability to reach consumers earlier than our competitors and ongoing throughout the homebuying and homeownership journey. Our competitors could find ways to reach these customers and consumers earlier than us or at other times during the homebuying and homeownership journey. Our consumer access model allows us to market and offer services to customers of home services, public utilities, and moving service companies very early and throughout the homebuying and homeowning journey. We also have relationships with commercial partners that provide us with data about consumers who may require a variety of home- related services early and throughout the homebuying and homeownership journey. There can be no assurances that we will continue to receive access to these customers and consumers relative to our competitors. Our competitors may adopt a similar model or may develop a new model that affords them similar or earlier access. Any erosion of our competitive advantage in access to customers of home services, public utilities, and moving service companies may impair future opportunities to monetize those customers and impact our retention rates, which in turn could adversely impact our business, financial condition and results of operations. Even if we capture early access to these customers, if we are unable to convert that access into sales of our services and products, it could negatively impact revenue growth and adversely impact our business, financial condition and results of operations. Our success depends, in part, on our ability to develop and monetize versions of our products and services for mobile and other digital devices. As consumers increasingly access products and services through mobile and other digital devices, we will need to continue to devote significant time and resources to develop new applications and functionalities to ensure that our products and services are accessible across these platforms. If we do not keep pace with evolving online, market and industry trends, including the introduction of new and enhanced digital devices, use of artificial intelligence (“AI”), and changes in the preferences and needs of consumers and service providers generally, offer new and/or enhanced products and services in response to such trends that resonate with consumers and service providers, monetize products and services for mobile and other digital devices as effectively as our traditional products and services and/or maintain related systems, technology and infrastructure in an efficient and cost-effective manner, our business, financial condition and results of operations could be adversely affected. In addition, the success of future mobile and other digital products and services depends on their interoperability with various third-party operating systems, technology, infrastructure and standards, including rapidly evolving mobile data privacy standards, over which we have no control. Any changes to any of these things that compromise the quality or functionality of our mobile and other digital products and services could adversely affect their usage levels and/or our ability to attract consumers and service providers, which could adversely affect our business, financial condition and results of operations. We have been incorporating and continue to work to further incorporate AI into our products, services and internal operations. Implementation of AI and machine learning technologies may result in legal and regulatory risks, reputational harm or have other adverse consequences to our business. We have and are continuing to incorporate AI, including machine learning and independent algorithms, in certain of our products, services and internal operations, which is intended to enhance their operation and effectiveness internally and for our customers, suppliers and consumers. AI innovation presents risks and challenges that could impact our business. Our, or vendors’, AI algorithms may be flawed. Our datasets or AI training algorithms may be insufficient or contain biased information. Additionally, many countries and regions have proposed new and evolving regulations related to the use of AI and machine learning technologies. The regulations may impose onerous obligations and may require us to unexpectedly rework or reevaluate improvements to be compliant. Use of AI technologies may expose us to an increased risk of regulatory enforcement and litigation. Moreover, some of the AI features involve the processing of personal data and may be subject to laws, policies, legal obligations, and codes of conduct related to privacy and data protection. AI development and deployment practices could subject us to competitive harm, regulatory enforcement, increased cybersecurity risks, reputational harm and legal liability. Risks Relating to our Insurance Operations We operate an insurance business through a reciprocal exchange, PIRE. We do not own PIRE but provide certain management services for which we receive compensation. The growth and financial health of PIRE directly affect our operating revenue and the payment of interest and principal on surplus notes we hold is uncertain. Table of Contents 21

Effective January 1, 2025, we sold our insurance company subsidiary, HOA, to PIRE, a newly formed reciprocal insurance exchange organized under the laws of Texas. The formation of PIRE and its subsequent purchase of HOA were funded by surplus notes sold by PIRE to us totaling $47 million. These notes are in addition to a preexisting surplus note for $49 million issued by HOA to us, which HOA subsequently assigned to, and was assumed by, PIRE. Porch’s Insurance Services business (a new segment as of January 1, 2025) serves as the attorney-in-fact of PIRE and is subject to requirements mandated by Texas Department of Insurance (“TDI”) to continue operating under its certificate of authority. We do not own PIRE but instead provide certain management services as its attorney-in-fact. We receive compensation in the form of commissions and fees calculated based on PIRE's gross written premium and policies in force. PIRE’s financial position and operating results are consolidated and presented with ours as if we are a single entity. As a result, our reported earnings and balance sheet remain subject to financial, legal and operational risks arising from PIRE’s insurance business even though we do not own it. As such, the growth and financial health of PIRE directly affect our operating revenue. While our long-term plan is to deconsolidate PIRE’s financial statements from our financial statements, our eventual ability to do so involves factors beyond our control and we may not be successful in achieving deconsolidation. Notwithstanding, as Porch does not own PIRE, Porch is not entitled to distributions of its profits or surplus. These limitations apply even while PIRE’s and our financial position and results of operations are deconsolidated. A significant portion of our revenues will come from fees and commissions on insurance premiums written by PIRE. PIRE will sell a new insurance product as a new insurance brand, subject to regulatory approval, and there can be no certainty when or whether such new brand and product expected to launch in fiscal 2025 will achieve market acceptance or be approved by the TDI on the terms we expect. If PIRE is unable to achieve market acceptance for the brand and product or grow or renew policies, the premium revenue of PIRE could be adversely affected, which could reduce our management fee and commission revenue. Circumstances or events that could impair PIRE’s ability to grow or renew policies include severe weather events, competition, loss of reinsurance, loss of financial strength ratings, losses in PIRE’s investment portfolio, legal, judicial or regulatory changes that we did not anticipate in our pricing and macroeconomic conditions including inflation. Similarly, agents and policyholders may choose to cancel or non-renew their policies following the reorganization of the insurance business we previously owned into a reciprocal exchange. The transfer of HOA to PIRE may result in price increases or a perception of additional risk to policyholders and they may choose to move their business to a competing insurer at or before renewal. Such cancellations or non-renewals could negatively impact our revenues. If the management fee and commissions we receive from PIRE are reduced or if there is a significant decrease in the amount of direct and affiliated assumed insurance premiums written by PIRE, our revenues and profitability could be adversely affected. Similarly, price competition or the inability to obtain rate increases may limit the amount of fees and commissions we can charge. If the costs of providing services to PIRE exceed our management fees and commissions, our profitability could be materially adversely affected. Porch will be the owner of the attorney-in-fact and will not possess any legal ownership in PIRE. An attorney-in-fact is a separate legal entity from a reciprocal exchange. PIRE’s governing body is an independent subscribers advisory committee (the “SAC”) over which the Company has no control and may in the future make decisions that are not in the best interests of the Company or its stockholders and, as such, we cannot guarantee that there will be no future disruptions in the management relationship between Porch and PIRE. We may be exposed to losses from PIRE’s insurance policies even though we don’t own it. Our subsidiary serves as attorney-in-fact for PIRE and in that capacity undertakes certain obligations specified in its contracts with PIRE and its subscribers. These contractual obligations do not include responsibility for losses incurred under PIRE’s insurance policies. If PIRE becomes impaired or insolvent, a receiver or others may allege breaches of our contractual duties to PIRE as a contributing factor to such impairment or insolvency and may include losses under PIRE’s insurance policies as an element of alleged damages. We would defend against such allegations and damages vigorously. In the unlikely event that PIRE were to become insolvent, existing law allows the TDI to commence a receivership proceeding over PIRE. An exchange cannot be a debtor under the Federal Bankruptcy Code. A Texas receiver may be able to compel the attorney-in-fact to continue providing services to a reciprocal exchange that is involved in a receivership proceeding. A Texas receiver may also bring action against an attorney-in-fact within a receivership proceeding based on available theories of damages arising from the attorney-in-fact's management of PIRE. While various single business enterprise theories may also be asserted by a Texas receiver to obtain jurisdiction over the assets of an attorney-in-fact, the success of any such assertion of jurisdiction is uncertain under existing law and would be highly dependent upon the facts and circumstances existing at the time. The payment of interest and principal on surplus notes we hold is uncertain. We hold surplus notes issued by PIRE totaling $106 million. The notes are subordinated to all other indebtedness of PIRE, including policy liabilities. Payment of interest and principal are subject to satisfaction of specified risk-based capital levels and regulatory approval by the Texas Department of Insurance. There is no certainty that PIRE will meet those requirements or receive approval to pay us Table of Contents 22 interest and principal. Further, notwithstanding receipt of regulatory approval, there can be no guarantee that PIRE will be able to repay timely or all the interest and principal on the surplus notes we hold. If the management fee rate retained by Porch’s insurance services businesses is reduced or if there is a significant decrease in the amount of direct and assumed premiums written by PIRE, revenues and profitability of the Company could be materially adversely affected. We are dependent upon management fees we retain from PIRE, which represent a significant source of revenue. As compensation for the services provided, Porch will receive ongoing commissions and policy fees equal to a blended take rate of approximately 20% of PIRE’s gross written premium. Therefore, management fee revenue from PIRE is calculated by multiplying the management fee rate by the direct and assumed premiums written by PIRE. Accordingly, any reduction in direct and assumed premiums written by PIRE and/or the management fee rate could have a negative effect on our revenues and net income. The management fee rate is determined by Porch and can be changed at any time in Porch’s discretion. The process of setting the management fee rate includes, but is not limited to, the evaluation of current year operating results compared to both prior year and industry estimated results for both Porch’s insurance services businesses and PIRE, and consideration of several factors for both entities including, but not limited to: their relative financial strength and capital position; projected revenue, expense and earnings for the subsequent year; future capital needs; as well as competitive position. The evaluation of these factors could result in a reduction to the management fee rate and our revenues and profitability could be materially adversely affected. As the attorney-in-fact for subscribers in the reciprocal insurance exchange structure with PIRE as our sole customer, we are dependent on the financial condition of PIRE. If PIRE were to fail to maintain acceptable financial strength ratings, its competitive position in the insurance industry could be adversely affected. If a rating downgrade led to customers not renewing or canceling policies, or impacted PIRE’s ability to attract new customers, the premium revenue of PIRE could be adversely affected, which could reduce our management fee revenue and, in turn, our revenues and profitability could be materially adversely affected. PIRE is dependent on the use of reinsurance. The consolidated financial statements reflect the effects of reinsurance transactions. The primary purpose of reinsurance is to protect us, at a cost, from losses in excess of the amount it is prepared to accept and to protect our capital. Reinsurance is placed on both a quota-share and excess-of-loss basis. Ceded reinsurance arrangements do not discharge us as the primary insurer and if reinsurers are unable or unwilling to pay or if we do not purchase sufficient reinsurance, it could seriously impact PIRE and our reinsurance captive. Additionally, net premiums written and earned by PIRE will be impacted by the amount of premiums PIRE cedes under their reinsurance transactions. The amount of profit commission PIRE receives, which reduces the amount of premiums PIRE cedes, is variable year-to-year and is dependent on the amount of losses ceded. Changes from one year to the next or within a year could substantially change the financial performance of PIRE, the amount of capital available for PIRE. The insolvency or termination of a reinsurance contract at one or more reinsurers of PIRE may expose PIRE and the Company to various risks that could materially and adversely affect PIRE’s and the Company’s business, financial condition and results of operations. As it relates to our captive reinsurer, Porticus Re, a significant and severe weather event could cause our captive, especially in the case of holding less amounts of third party reinsurance, to lose all or a significant portion of its collateral which may need to be replaced by Porch to ensure continued operations. Porticus Re, will carry this risk at least until March 31, 2025 when the current reinsurance terms will expire. In January 2024, we entered into a business collaboration agreement with Aon. Pursuant to this agreement with Aon, Aon made a cash payment to Porch in the amount of approximately $25 million plus will make an additional cash payment to us in 2025, and will share with our insurance carrier affiliates a percentage of the brokerage revenue received by Aon for the placement of reinsurance contracts on their behalf that incept or renew each calendar year from 2025 through 2028. If we breach the agreement, we may be required to refund certain of the amounts paid by Aon to us (or to our affiliates) under the Agreement, subject to customary cure rights. Among other things, we could breach the agreement through incidents outside of our control, such as a decrease in financial stability rating, or by directly or indirectly placing reinsurance with brokers unaffiliated with Aon. Any such required repayment upon a breach of the agreement could impact our financial condition and results of operations. We may change the structure of the reinsurance arrangement for PIRE and our reinsurance captive in the future, which may impact our overall risk profile and financial and capital condition. We may be unable to negotiate new reinsurance contracts to provide continuous coverage or negotiate reinsurance on the same terms and rates as are currently available, as such availability depends in part on factors outside of our control. A new contract may cost more, or may not provide sufficient reinsurance protection. Market forces and external factors, such as significant losses from hurricanes or terrorist attacks or an increase in capital requirements, has impacted, and likely to continue to impact, the availability and cost of the reinsurance we purchase. If PIRE is unable to maintain our current level Table of Contents 23 of reinsurance, extend our reinsurance contracts or purchase new reinsurance protection in amounts that we consider sufficient at current or acceptable prices, we would have to either accept an increase in our exposure, reduce their insurance writings or develop or seek other alternatives. The unavailability of acceptable reinsurance protection would have an adverse impact on PIRE’s business model, which depends on reinsurance companies to absorb any unfavorable variance from the level of losses anticipated at underwriting. If PIRE is unable to obtain adequate reinsurance at reasonable rates, it would have to increase their risk exposure or reduce the level of their underwriting commitments, each of which could have a material adverse effect upon their business volume and profitability. Alternatively, PIRE could elect to pay higher than reasonable rates for reinsurance coverage, which could have a material adverse effect upon their profitability until policy premium rates could be raised, in most cases subject to approval by state regulators, which could cause long delays to offset this additional cost. It is possible that Porticus Re may need to place portions of the catastrophe reinsurance program. As such, a significant and severe weather event could cause our captive to lose all or a significant portion of its collateral which may need to be replaced by the Company to ensure continued operations. Reinsurance may be unavailable at current levels and prices, which may limit PIRE’s ability to write new business. Furthermore, reinsurance subjects PIRE to counterparty risk and may not be adequate to protect it against losses, which could have a material effect on results of our operations and financial condition. Reinsurance is a contract by which an insurer, which may be referred to as the ceding insurer, agrees with a second insurer, called a reinsurer, that the reinsurer will cover a portion of the losses incurred by the ceding insurer in the event a claim is made under a policy issued by the ceding insurer, in exchange for a premium. PIRE obtains reinsurance to help manage its exposure to property and casualty insurance risks. Reinsurance is purchased annually, and capacity and acceptable pricing cannot be guaranteed, which may limit PIRE’s growth or financial strength rating. If reinsurance becomes unavailable at current levels or prices, our ability to write new business will be hindered. Although the reinsurance counterparties of PIRE are liable to PIRE according to the terms of the reinsurance policies, PIRE remains primarily liable to our policyholders as the direct insurers on all risks reinsured. As a result, reinsurance does not eliminate the obligation of PIRE and HOA, its insurance company subsidiary, to pay all claims, and PIRE is subject to the risk that one or more of its reinsurance reinsurers will be unable or unwilling to honor its obligations, that the reinsurers will not pay in a timely fashion, or that PIRE’s losses are so large that they exceed the limits specified in its reinsurance contracts, limiting recovery. Reinsurers may become financially unsound by the time that they are called upon to pay amounts due, which may not occur for many years, in which case PIRE may have no legal ability to recover what is due to it under its agreement with such reinsurer. Any disputes with reinsurers regarding coverage under reinsurance contracts could be time consuming, costly, and uncertain of success. The performance of PIRE’s and our reinsurance captive’s investment portfolios is subject to a variety of investment risks. The results of operations of PIRE and our reinsurance captive depend, in part, on the performance of their investment portfolios. PIRE and our reinsurance captive seek to hold a high-quality portfolio managed by a provider investment advisory firm in accordance with its investment policy and routinely reviewed by the internal management team. Investments, however, are subject to general economic conditions and market risks as well as risks inherent to particular securities. The values of PIRE’s and our reinsurance captive’s investment portfolios are subject to the risk that certain investments may default or become impaired due to deterioration in the financial condition of an issuer’s payments on such investments. Downgrades in the credit ratings of fixed income securities could also have a significant negative effect on the market valuation of such securities. Such factors could reduce net investment income and result in realized investment losses, as well as negatively impact statutory capital. PIRE’s and our reinsurance captive’s investment portfolios are subject to increased valuation uncertainties when investment markets are illiquid, thereby increasing the risk that the estimated fair value (i.e. carrying amount) of the securities that PIRE and our reinsurance captive hold in their portfolios does not reflect prices at which accrual transactions would occur. Risks for all types of securities are managed through the application of PIRE’s and our reinsurance captive’s investment policies, which establish investment parameters that include maximum percentages of investment in certain types of securities and minimum levels of credit quality, which they believe are within applicable guidelines established by the National Association of Insurance Commissioners. In addition, PIRE and our reinsurance captive seek to employ investment strategies that are not correlated with its insurance and reinsurance exposures, however, losses in their investment portfolios may occur at the same time as underwriting losses. Table of Contents 24

The financial strength ratings of PIRE and HOA, its insurance company subsidiary, could be downgraded. Financial strength ratings reflect a rating agency’s opinion of PIRE’s and HOA’s financial strength, operating performance, strategic position and ability to meet obligations to policyholders. The ratings of PIRE and HOA are subject to periodic review and there is no assurance that such ratings will not be changed. Rating agencies could change or expand their requirements or could find that PIRE and HOA no longer meet the criteria established for current ratings. Insolvencies or credit downgrades of our reinsurance partners could impact the rating agency’s opinion of PIRE and HOA’s financial strength and ability to meet obligations to policyholders causing a downgrade or withdrawal of the rating. The current rating agency used for PIRE and HOA could go out of business or become unacceptable to partners of the insurance business we manage and operate, leaving the company without a rating until a new rating could be achieved with a different rating agency. There is no guarantee that another rating agency would have a similar rating and view of PIRE and HOA. If the financial strength ratings of PIRE and HOA were to be downgraded, our agents might find it more difficult to market our products or might choose to emphasize the products of other carriers and lenders, and would likely not accept insurance provided by PIRE and HOA as sufficient to protect their collateral. Either or both could have severe financial consequences for PIRE and HOA. The effects of emerging claim and coverage issues in the insurance industry are uncertain. As industry practices, economic, legal, judicial, social, and other environmental conditions change, unexpected issues related to claims and coverage may emerge. These issues may adversely affect PIRE and our reinsurance captive by either extending coverage beyond the underwriting intent or by increasing the number and size of claims. Examples of emerging claims and coverage issues include, but are not limited to: • Plaintiffs targeting property and casualty (“P&C”) insurers in class action litigation relating to claims-handling and other practices; • Medical developments linking health issues to particular cases, resulting in liability claims; and • Claims related to unanticipated consequences of current or new technologies, including cyber-security related risks and claims relating to potentially changing climate conditions. In some instances, these emerging issues may not become apparent for some time after affected insurance policies have been issued. As a result, the full extent of liability may not be immediately known, nor their financial impacts adequately provided for in premium charges. In addition, potential passage of new legislation designed to expand the right to sue, to remove limitations on recovery, to extend statutes of limitations or otherwise repeal or weaken tort reforms could have an adverse impact on the insurance businesses we manage and operate. The effects of these and other unforeseen emerging claim and coverage issues are difficult to predict, could harm the insurance businesses we manage and operate, and materially adversely affect their results and operations, which in turn could materially and adversely affect the management fees we receive and our results of operations and financial condition. Failure to maintain PIRE’s risk-based capital at the required levels could adversely affect its ability to maintain regulatory authority to conduct business. PIRE and HOA, its insurance company subsidiary, must have sufficient capital to comply with insurance regulatory requirements and maintain authority to conduct their business. The National Association of Insurance Commissioners has developed a system to test the adequacy of statutory capital of U.S.-based insurers, known as risk-based capital that all states have adopted. This system establishes the minimum amount of capital necessary for an insurance company to support its overall business operations. It identifies insurers, including property-casualty insurers, that may be inadequately capitalized by looking at certain inherent risks of each insurer’s assets and liabilities and its mix of net written premiums. Insurers falling below a calculated threshold may be subject to varying degrees of regulatory action, including supervision, rehabilitation or liquidation. TDI requires PIRE to meet specific conditions related to surplus, net written premium, and risk-based capital in order to maintain its certificate of authority. If PIRE fails to meet these conditions, its certificate of authority may be suspended which means that it would not be authorized to sell insurance in the state of Texas. This would subsequently have a material adverse effect on the Company’s consolidated results of operations and financial condition. Similarly, our wholly-owned, Cayman Islands-based captive reinsurer, Porticus Re, is subject to additional capital and other regulatory requirements imposed by the Cayman Islands Monetary Authority (“CIMA”). Although these capital requirements are generally less constraining than U.S. capital requirements, failure to satisfy these requirements could Table of Contents 25 result in regulatory actions from the CIMA or loss of or modification of Porticus Re’s Class B (iii) insurer license, which could adversely impact PIRE’s ability to improve its overall capital efficiency. PIRE may face additional capital and surplus requirements as compared to larger and more established competitors. Failure to maintain adequate risk-based capital at the required levels could result in increasingly onerous reporting and examination requirements and could adversely affect PIRE’s ability to maintain regulatory authority to conduct business. PIRE’s and our insurance captive’s loss reserves may be inadequate to cover actual losses. Loss reserves are estimates of the ultimate cost of claims and do not represent a precise calculation of any ultimate liability. These estimates are based on historical information and on estimates of future trends that may affect the frequency and severity of claims that may be reported in the future. Estimating loss reserves is a difficult, complex, and inherently uncertain process involving many variables and subjective judgments, Significant periods of time can elapse between the occurrence of an insured loss, the reporting of a claim, and payment of that claim. Loss reserves are estimates of the ultimate cost of claims and do not represent a precise calculation of any ultimate liability of PIRE or our reinsurance captive. These estimates are based on the analysis of historical loss development patterns and on estimates of current labor and material costs. The various factors reviewed include: • loss emergence, reporting and development patterns; • underlying policy terms and conditions; • business and exposure mix; • trends in claims frequency and severity; • changes in operations; • emerging economic and social trends; • inflation; and • changes in the regulatory and litigation environments. This process assumes that past experience, adjusted for the effects of current developments and anticipated trends, is an appropriate basis for predicting future events. It also assumes that adequate historical or other data exists upon which to make these judgments. There is no precise method for evaluating the impact of variances in estimates. If the actual amount of insured losses is greater than the amount reserved for these losses, the profitability of PIRE and our reinsurance captive could suffer. PIRE and our reinsurance captive could be forced to sell investments to meet liquidity requirements. PIRE and our reinsurance captive invest premiums until they are needed to pay policyholder claims. Consequently, PIRE and our reinsurance captive seek to manage the duration of their investment portfolios based on the duration of their losses and loss adjustment expenses payment cycles in order to ensure sufficient liquidity and to avoid having to unexpectedly liquidate investments, including the 18.3 million shares of Porch stock that HOA holds, to fund claims or increase surplus. In addition, unfavorable trends in litigation could potentially result in the need to sell investments to fund these liabilities. PIRE and our reinsurance captive may not be able to sell their investments at favorable prices or at all, and such sales may not reflect the intrinsic value of the investment. Sales of invested assets could result in significant realized losses depending on the conditions of the general market, interest rates, and credit issues with individual securities. Further, losses may impact surplus and require additional capital to fund statutory surplus requirements, which may not be available or available on terms that are not favorable to PIRE and our reinsurance captive. The failure to accurately and timely pay claims could harm the insurance businesses we manage and operate. Though the insurance businesses historically evaluated and paid claims timely and in accordance with its policies and statutory obligations, they must continue to manage costs and close claims expeditiously. Many factors affect the ability to evaluate and pay claims accurately and timely, including training and experience of claims staff, claims department’ s culture and the effectiveness of management, the ability to develop or select and implement appropriate procedures and systems to support claims functions and other factors. The failure to accurately and timely pay claims could lead to regulatory and administrative actions or material litigation, undermine the insurance businesses’ reputation in the marketplace and materially and adversely affect their businesses, financial conditions and results of operations. If the insurance businesses we manage and operate are unable to hire, train and retain claims staff, their claims departments may be required to handle an increasing workload, which could adversely affect the quality of their claims administration, and could materially and adversely impact the fees we receive for managing and operating the insurance businesses, which in turn could adversely impact our financial condition and results of operations. Table of Contents 26

Our results of operations and financial condition may be adversely affected due to limitations in the analytical models or changes in accessibility to such models used to assess and predict PIRE’s exposure to catastrophic losses. Models developed internally and by third-party vendors are used along with our own historical data in assessing property insurance exposure to catastrophic losses. These models assume various conditions and probability scenarios; however, they do not necessarily accurately predict future losses or measure losses currently incurred. Further, the accuracy of such models may be negatively impacted by changing climate conditions. Catastrophe models use historical information and scientific research about natural events, such as hurricanes and earthquakes, as well as detailed information about PIRE’s in-force business. This information is used in connection with pricing and risk management activities. However, since actual catastrophic events vary considerably, there are limitations with respect to its usefulness in predicting losses in any reporting period. Other limitations are evident in significant variations in estimates between models, material increases and decreases in results due to model changes and refinements of the underlying data elements and actual conditions that are not yet well understood or may not be properly incorporated into the models. Regulatory factors could impact the value at which HOA carries our shares on its statutory financial statements, negatively impact HOA regulatory surplus, and require us to take additional steps to enable HOA to adhere to regulatory requirements and maintain its financial stability rating. As a Texas domestic property and casualty insurer, HOA is subject to various regulatory requirements, including minimum surplus as regards to policyholders and requirements relating to the credit quality, liquidity and diversification of investments. The amount of surplus and investments maintained by HOA also impacts its financial stability rating. Pursuant to the contribution transactions described in Note 8 of the Notes to Consolidated Financial Statements in “Item 8. Financial Statements and Supplementary Data” of this Annual Report, a total of 18.3 million shares of common stock were contributed to HOA primarily to support its compliance with requirements under Texas law relating to surplus and to maintain its financial stability rating. The value at which the contributed shares are carried on the statutory financial statements of HOA is subject to ongoing regulatory risks, including the following: Valuation of the contributed shares for purposes of HOA statutory financial statements remains subject to continuing oversight by the TDI, which may in the future require that the shares be recorded at a more steeply discounted value than TDI initially approved depending upon our results of operation and other future events, including excess losses incurred by the HOA insurance business due to severe weather events. Other restrictions under Texas law limit the total amount HOA may invest in an affiliate such as Porch Group, Inc., which could limit the portion of the contributed shares’ value that can be included as admitted assets on its statutory financial statements. These and other regulatory factors beyond our control or that we have not anticipated could negatively impact the value at which the contributed shares are recorded on HOA’s statutory financial statements in future filings with TDI, which could negatively impact HOA’s surplus position and its Demotech, Inc. financial stability rating. In such event, HOA may need to raise additional funds or take other steps to enable it to adhere to Texas regulatory requirements, including as to surplus, and to maintain its financial stability rating. The availability of additional funds through Company debt or equity financing is subject to numerous risks, including the trading price of our common stock at such time, other market conditions, and restrictions under the indentures governing our outstanding convertible senior notes on the incurrence of additional indebtedness. A sustained decline in the price of our common stock would negatively impact HOA regulatory surplus, which may require it to raise additional funds to enable HOA to adhere to regulatory requirements and maintain its financial stability rating. The shares of our common stock held by HOA represent a significant portion of its surplus as regards to policyholders. The value at which HOA carries these shares for regulatory financial reporting purposes will fluctuate over time with changes in the trading price of our common stock. A decline in the trading price of our common stock (whether sustained or temporary but at quarter end) would negatively impact the amount of surplus that HOA reports on its statutory financial statements. It is possible that this could require HOA to raise additional funds to enable it to adhere to regulatory requirements relating to surplus and to maintain its financial stability rating. In such case, it may need to raise additional capital through surplus note debt financing. Such financing may be supplied by us or by third party investors. If by us, we may need to issue additional shares which could result in significant additional dilution to existing stockholders, and we face significant restrictions on our ability to obtain additional debt financing due to the restrictive covenants under the indentures governing our outstanding convertible senior notes. If, instead, financing is by third party investors, they may require that their surplus notes rank senior to the surplus notes of PIRE we hold. Table of Contents 27

Future sales of our common stock by HOA, or deconsolidation of PIRE’s financial statements from our financial statements, could cause our stock price to decline. Although HOA holds the shares of common stock described in this Annual Report on Form 10-K primarily to strengthen its surplus position and maintain its financial stability rating, and while it is neither our plan nor intent, HOA may sell all or a portion of the shares from time to time in the future as it may deem necessary or appropriate to support the needs of its business, including, for example, to generate additional cash to pay claims and expenses, to improve liquidity and asset diversification, to otherwise meet applicable regulatory requirements and maintain its financial stability rating, or to finance the acquisition of new business. In addition, HOA could be forced to sell shares if insurance regulatory authorities disallow the shares to be recorded as admitted assets on its statutory financial statements or require the shares to be recorded at a greater discount than initially approved by TDI. Additionally, if HOA is placed under receivership by TDI, the receiver may sell shares in connection with the liquidation or rehabilitation of HOA. The timing and amount of any such sales, and the offering price and proceeds thereof, cannot be predicted as of the date of this prospectus. Market conditions, the method of distribution and other factors could make it difficult for the selling shareholder to sell shares when necessary to meet underlying needs or objectives. The sale of shares of our common stock by HOA in the public market, or the perception by the market that those sales could occur, may cause the market price of our common stock to decline. Such sales, or the possibility that such sales may occur, also could make it more difficult for us to raise funds through the sale of equity in the future. Once shares are sold by HOA to unrelated parties or we are able to deconsolidate PIRE’s financial statements from our financial statements, they will no longer be treated as treasury shares for financial reporting purposes, may be dilutive to earnings per share, will be entitled to vote and will count for quorum purposes. If the costs of providing services to PIRE are not controlled, our profitability could be materially adversely affected. In accordance with the subscriber's agreement, we perform policy issuance and renewal services for the subscribers at PIRE and we serve as the attorney-in-fact on behalf of the subscribers at PIRE with respect to administrative services. The most significant costs we incur in providing policy issuance and renewal services are employee costs and technology costs. Our largest expense is employee costs, including salaries, healthcare, pension, and other benefit costs. Regulatory developments, provider relationships, pandemics and demographic and economic factors that are beyond our control, such as inflation, are indicators that employee costs could increase, which could reduce our profitability. Technological development is necessary to facilitate ease of doing business for employees, agents, and customers. Our technological developments are focused on simplifying and improving the employee, agent, and customer experiences, increasing efficiencies, redesigning products, and addressing other potentially disruptive changes in the insurance industry, including the use of data and artificial intelligence. As we continue to develop technology initiatives in order to remain competitive, our profitability could be negatively impacted as we invest in system development. Risks Relating to Financial Reporting and Results of Operations We have previously identified material weaknesses in our internal control over financial reporting that could have resulted in material misstatements in our financial statements and in the inability of our independent registered public accounting firm to provide an unqualified audit opinion which could have a material adverse effect on us. As a public company, we are required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes- Oxley Act of 2002, or the Sarbanes-Oxley Act, which require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. As disclosed under “Item 9A. Controls and Procedures” of this Annual Report, during the course of preparing our audited financial statements for our Annual Reports on Form 10-K for the fiscal years ended December 31, 2021 and 2022, we, in conjunction with our independent registered public accounting firm, identified certain material weaknesses. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. During 2021, 2022, 2023, and 2024 we dedicated multiple internal resources and supplemented those internal resources with various third-party specialists to assist with the implementation of the detailed remediation plans, including enhancing our processes and systems. As of December 31, 2023, we have remediated all of the previously identified material weaknesses and concluded that our internal control over financial reporting is effective. Our management, including our chief executive officer and chief financial officer, does not expect that our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Controls can be circumvented by the individual acts of some persons, by collusion of two or more Table of Contents 28 people, or by management override of the controls. Over time, controls may become inadequate because of changes in circumstances or deterioration in the degree of compliance with policies or procedures may occur. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected. Our quarterly operating results may fluctuate in the future. As a result, we may fail to meet or exceed the expectations of the market, including research analysts or investors, which could cause our stock price to decline. Our quarterly operating results may fluctuate as a result of a variety of factors, many of which are outside of our control. If our quarterly operating results or guidance fall below the expectations of research analysts or investors, the price of our common stock could decline substantially. Fluctuations in our quarterly operating results or guidance may be due to a number of factors, including, but not limited to, those listed below: • economic trends related to software companies, companies not yet profitable, home-related companies, companies that went public through a special purpose acquisition company (SPAC) transaction, the home services and insurance industries, and general economic, industry and market conditions; • seasonality; • the extent to which home services companies, consumers, service providers, and commercial partners are attracted to our solutions to satisfy their (and in the case of home services companies and commercial partners, their customers’) needs; • the timing, commitment levels, and revenue share rates at which we enter into agreement for our solutions with home services companies and service providers, along with their ongoing capacity and fulfillment performance to handle volume and the effectiveness of our marketing and affiliate channels to drive volume to our network; • the volume of consumer referrals that home services companies and commercial partners send to us, and the addition or loss of large home services companies or commercial partners, including through acquisitions or consolidations; • the mix of home services companies and commercial partners across small, mid-sized and large organizations; • changes in our pricing policies or those of our competitors, including loss of customers due to increased price of our policies; • volatility in commissions received by the insurance business we manage and operate; • severe weather events, including tornado and hail events, hurricanes, extensive wildfires and other catastrophes, and the frequency of any of the foregoing, including the effects of climate change and global pandemics; • volatility, as well as severity, in claims for the insurance business we manage and operate; • widespread claim costs associated with P&C claims; • losses resulting from actual policy experience that is adverse to assumptions made in product pricing; • our insurance carrier being placed under regulatory supervision or losing or receiving a downgrade its credit rating; • the timing and delay in introducing new policy pricing due to seeking regulatory approval for price changes • losses resulting from a decline in the value of our invested assets; • declines in value and/or losses with respect to companies and other entities whose securities we hold and counterparties with whom we transact business or to whom we have credit exposure, including reinsurers, and declines in the value of investments; • the financial health of our home services companies, consumers, service providers, and commercial partners; • the amount and timing of operating expenses, including those related to the maintenance and expansion of our business, operations and infrastructure; • the timing and success of new solutions introduced by us; • the timing and success of current and new products and services introduced by our competitors; • other changes in the competitive dynamics of our industry, including consolidation among competitors, customers or strategic partners; Table of Contents 29

• our ability to manage our existing business and future growth, including increases in the number of customers on our platform and new geographic regions; and • various other factors, including those related to significant disruptions in our systems and platform infrastructure risks related to independent contractors, and privacy and data security breaches, each of which is described elsewhere in this “Item 1A. Risk Factors” section. Our earnings guidance and resulting external analyst estimates are largely based on our view of our business and the broader housing, housing services and insurance markets. Further, there is additional risk in our ability to accurately forecast our operational and financial performance and provide earnings guidance as a result of evolving economic downturn, continued inflationary cost increases and uncertainty of frequency and severity of weather events and related claims. Failure to meet our guidance or analyst expectations for earnings would have an adverse impact on the market price of our common stock. Our quarterly results of operations fluctuate due to seasonality in consumer demand and historical weather trends, in addition to other factors associated with our industry. Our businesses are seasonal due to consumer demands and historical weather trends, and as a result our results of operations and cash flows fluctuate significantly from quarter to quarter. Historically, our revenues have been strongest in the second and third fiscal quarters due to peak real estate transaction activity occurring during the summer months coupled with historically more mild weather. The first and fourth fiscal quarters are generally weakest, due to lower real estate transaction activity during the winter months coupled with historically more severe weather events. As a result, our operating results for any given quarterly period are not necessarily indicative of operating results for an entire year. In addition, we are rapidly evolving our partnerships and capabilities, and continually improving our underwriting and approach to reinsurance, which makes comparisons to previous seasons difficult. We have a history of losses, and we may be unable to achieve or sustain profitability. We have experienced net losses in each year since our inception. We incurred operating losses of $64.6 million, $190.4 million and $177.0 million for the years ended December 31, 2024, 2023 and 2022, respectively, and as of December 31, 2024, we had an accumulated deficit of $754.9 million. We will need to generate and sustain increased revenue levels and decrease proportionate expenses in future periods to achieve profitability, and even if we do, we may not be able to maintain or increase profitability. While we are undertaking efforts that we believe will increase our revenue, these efforts may not be sufficiently successful in order to offset these expenses. Many of our efforts to generate additional revenue are new and unproven, and any failure to adequately increase revenue or contain the related costs could prevent us from attaining or increasing profitability. Our recent growth in revenue and number of home services companies, consumers, service providers and commercial partners may not be sustainable, and we may not achieve sufficient revenue to achieve or maintain profitability. We may incur significant losses in the future for a number of reasons, including the other risks described in this “Item 1A. Risk Factors” section, and we may encounter unforeseen expenses, difficulties, complications and delays and other unknown events. Accordingly, we may not be able to achieve or maintain profitability and we may incur significant losses for the foreseeable future. We have incurred and will continue to incur increased costs as a result of being a public company that reports to the SEC and our management will be required to devote substantial time to meet compliance obligations. As a public company reporting to the SEC, we incur significant legal, accounting and other expenses that we did not incur as a private company. We are subject to reporting requirements of the Exchange Act and the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission that impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. In addition, on July 21, 2010, the Dodd-Frank Wall Street Reform and Protection Act was enacted. There are significant corporate governance and executive compensation-related provisions in the Dodd-Frank Act that increased our legal and financial compliance costs, make some activities more difficult, time- consuming or costly and may also place undue strain on our personnel, systems and resources. Our management and other personnel devote a substantial amount of time to these compliance initiatives. Compliance with public company requirements is costly and makes certain activities more time-consuming generally, and those costs will increase if we continue to acquire new companies, in particular. A number of those requirements will require us to carry out activities we, or an acquired company, have not done previously. For example, we have adopted and will continue to adopt new internal controls and disclosure controls and procedures. In addition, expenses associated with SEC reporting requirements will be incurred. Furthermore, if any issues in complying with those requirements are identified (for example, our auditors have in the past and may in the future identify material weaknesses or significant deficiencies in our internal control over financial reporting), we could incur additional costs rectifying those issues, and the existence of those issues could adversely affect our reputation or investor perceptions of it. Table of Contents 30

Companies are also facing increasing scrutiny from customers, regulators, investors, and other stakeholders related to their environmental, social and governance (“ESG”) practices and disclosures. Failure to adapt to or comply with regulatory requirements or investor or stakeholder expectations and standards could negatively impact our reputation, ability to do business with certain partners, and harm our business. New government regulations could also result in new or more stringent forms of ESG oversight and expanding mandatory and voluntary reporting, diligence, and disclosure, including with respect to climate-related disclosure. Increased ESG related compliance costs could impact our operations and business. Our risk management policies and procedures may prove to be ineffective and leave us exposed to unidentified or unanticipated risk. We have identified and continue to develop enterprise-wide risk management policies and procedures to mitigate risk and loss to which we are exposed. There are inherent limitations to our risk management strategies because there may be existing or future risks that have not been fully identified. If internal risk management policies and procedures are ineffective, we may suffer unexpected losses which could be material and adversely affect our financial results and operations. Our risk management framework may not evolve at the same pace as we expand our business. As a result, there is a risk that new products or new business strategies may present risks that are not fully identified, effectively monitored, or thoroughly managed. We are subject to credit risk arising from the financial soundness of counterparties, including PIRE’s and our reinsurance captive’s reinsurers, which may have a material adverse effect on our business, financial condition, and results of operations. We have exposure to different counterparties in the industries in which we operate, which expose us to credit risk in the event of a default or other failure to adhere to contractual obligations by a counterparty. Specifically, PIRE and our reinsurance captive cede risk to third-party insurance companies through reinsurance contracts that cover large volumes of business and exposes us to increased credit risk. Our credit risk may be exacerbated when collateral held by PIRE and our reinsurance captive is not sufficient to offset credit risk, changes in value, cannot be realized upon, or is liquidated at prices not sufficient to recover the full amount of the amount due. This could lead to losses, the extent of which is unknown, and any such losses could have a material adverse effect on our business, financial condition, and results of operations. Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited. As of December 31, 2024, we had net operating loss carryforwards for U.S. federal income tax purposes and state income tax purposes of $430.4 million and $289.7 million, respectively, available to offset future taxable income. If not utilized, the federal net operating loss carryforward amounts generated prior to January 1, 2018, will begin to expire in 2031, and the state net operating loss carryforward amounts will begin to expire in 2025. Realization of these net operating loss carryforwards depends on our future taxable income, and there is a risk that our existing carryforwards subject to expiration could expire unused and be unavailable to offset future income tax liabilities, which could materially and adversely affect our operating results. In addition, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, if a corporation undergoes an “ownership change,” generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period, the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes, such as research tax credits, to offset its post-change income may be limited. The Company has determined that it has experienced a limited number of ownership changes in its history but has concluded that the resulting limitation does not impose any significant constraints on the benefit of its tax attributes. Additional ownership changes may occur in the future. Risks Relating to Compliance with Laws and Regulations, and Litigation The insurance businesses we manage and operate are subject to state governmental regulation, which could limit the growth of the insurance businesses and impose additional costs on PIRE and HOA. The insurance businesses we manage and operate are subject to extensive regulation and supervision by individual state insurance departments in the states where they transact business. This regulation is generally designed to protect the interests of customers, and not necessarily the interests of insurers or agents, their shareholders, or other investors. Numerous aspects of our insurance businesses are subject to regulation, including premium rates, mandatory covered risks, limitations on the ability to not renew business, prohibited exclusions, licensing and appointment of agents, restrictions on the size of risks that may be insured under a single policy, policy forms and coverages, advertising and other conduct, including restrictions on the use of credit information and other underwriting factors, as well as other underwriting and claims practices. To the extent our insurance businesses decide to expand product offerings to include other insurance products, such as pet, auto, or life insurance, this would subject them to additional regulatory requirements and scrutiny in Table of Contents 31 each state where it elects to offer such products. States may also regulate various aspects of the contractual relationships between insurers and independent agents. Such laws and regulations are usually overseen and enforced by various insurance departments, as well as through private rights of action and by some state attorneys general. Such regulations or enforcement actions may result in rate suppression, limit the ability of our insurance businesses to manage exposure to unprofitable or volatile risks, or lead to fines, premium refunds, or other adverse consequences. As a result of noncompliance, regulators could impose fines or other penalties, including cease-and-desist orders for an individual state, or all states, until the identified noncompliance is rectified. TDI requires PIRE to meet specific conditions related to surplus and capital in order to maintain its certificate of authority. If PIRE fails to meet these conditions, its certificate of authority may be suspended which means that it would not be authorized to sell insurance in the state of Texas. This would subsequently have a material adverse effect on the Company’s consolidated results of operations and financial condition. The insurance businesses we manage and operate are also subject to examinations by the insurance departments of any state where our insurance businesses are domiciled or licensed to sell insurance. These insurance departments may, at any time, conduct comprehensive or targeted examinations of our business practices and address concerns or perceived deficiencies. The results of these examinations can give rise to regulatory orders requiring fines, remedial, injunctive, or other corrective action. The exams could also result in the expenditure of significant management time or financial resources. The insurance businesses we manage and operate maintain licenses with a number of individual state insurance departments. If PIRE and HOA are unable to comply with such regulations, they may be precluded or temporarily suspended from carrying on some or all of the activities of their insurance businesses or otherwise be fined or penalized in a given jurisdiction. Additionally, actual or perceived failure to comply with such state regulation may give rise to a right to terminate under arrangements with the insurance providers. The continued ability to maintain insurance licenses in the jurisdictions in which the insurance businesses are licensed or to expand to new operations or new jurisdictions depends on their compliance with the rules and regulations promulgated from time to time by the regulatory authorities in each of these jurisdictions. In all jurisdictions, the applicable laws and regulations are subject to amendment and interpretation by regulatory authorities. Generally, such authorities are vested with relatively broad discretion to grant, renew and revoke licenses and approvals and to implement and interpret rules and regulations. No assurances can be given that the insurance businesses can continue to be conducted in any given jurisdiction as it has been conducted in the past or that we will be able to expand the insurance business in the future. Certain states require insurers, such as PIRE, to participate in various pools or risk sharing mechanisms or to accept certain classes of risk, regardless of whether such risks meet underwriting guidelines for voluntary business. Some states also limit or impose restrictions on the ability of an insurer to withdraw from certain classes of business. State insurance departments can impose significant charges on an insurer in connection with a market withdrawal or refuse to approve withdrawal plans on the ground that this could lead to market disruption. Laws and regulations that limit cancellations and non-renewals of policies or that subject withdrawal plans prior to approval requirements may significantly restrict the insurance businesses’ ability to exit unprofitable markets. Such actions and related regulatory restrictions may limit their ability to reduce potential exposure to hurricane-related losses. Furthermore, certain states have enacted laws requiring an insurer conducting business in that state to participate in assigned risk and/or shared market plans. For example, state law requires all companies licensed to write property insurance in Texas to be a member of the Texas Windstorm Insurance Association (“TWIA”). TWIA provides basic property coverage to applicants in certain designated catastrophe areas who are unable to obtain insurance in the private market. Carrier participation is based on the amount of a company’s voluntary market share. In these markets, PIRE and HOA may be compelled to underwrite significant amounts of business at lower-than-desired rates, possibly leading to an unacceptable return on equity. Alternatively, as TWIA recognizes a financial deficit, it has the ability to assess participating insurers, adversely affecting our results of operations and financial condition. Furthermore, certain states require insurers to participate in guaranty funds for impaired or insolvent companies. These funds periodically assess losses against all insurance companies doing business in the state. Our results of operations and financial condition could be adversely affected by any of these factors. Table of Contents 32

The processing, storage, use and disclosure of personal data is subject to a variety of federal and state laws and regulations and could give rise to liabilities and increased costs. We receive, process, store and transmit a significant amount of personal information about consumers that use our products and services. In addition, we accept payments (including recurring payments) from home services companies, consumers and service providers. The manner in which we share, store, use, disclose and protect this information is determined by the respective privacy and data security policies of our various businesses, as well as federal and state laws and regulations and evolving industry standards and practices. These laws, regulations, standards and practices are continually evolving, and in some cases, may subject us to inconsistent and conflicting obligations and may be subject to differing interpretations. In addition, new laws, regulations, standards and practices of this nature are proposed and adopted from time to time. Moreover, legislative proposals concerning privacy and the protection of user information are being considered by the U.S. Congress and various state legislatures. Multiple U.S. state legislatures have enacted privacy legislation, several of which impose strict requirements and restrictions on the use of personal information with respect to their respective state consumers, including mandating that companies provide consumers with information with respect to personal information being collected about them and how it is being used upon request, as well granting consumers significant control over the use of their personal information (including the right to have such information deleted and the right to object to the “sale” (as defined in the applicable state law) of such information) and mandating new operational requirements for businesses (primarily providing consumers with enhanced privacy-related disclosures). The exercise of these rights may impact our business and ability to provide our products and services. These laws also introduced data minimization and storage limitation requirements and created new regulatory agencies to implement and enforce the law. Legislative proposals to adopt comprehensive privacy laws in other states are under consideration. While we continue to invest heavily in compliance efforts with respect to applicable privacy and data protection policies, law and regulation and industry standards and practices, we could still be subject to claims of non-compliance that we may not be able to successfully defend, and/or to significant fines and penalties. Moreover, any non-compliance or perceived non-compliance by us or any third party we engage to store or process information, or any compromise of security that results in unauthorized access to (or use or transmission of) personal information could result in a variety of claims against us, including governmental enforcement actions, significant fines, litigation (including consumer class actions), claims for breach of contract and indemnity by third parties and adverse publicity. When such events occur, our reputation could be harmed and the competitive positions of our various brands and businesses could be diminished, which could adversely affect our business, financial condition and results of operations. Additionally, to the extent multiple U.S. state-level laws are introduced with inconsistent or conflicting standards and there is no federal preemption of such laws, compliance could be even more difficult to achieve and our potential exposure to the risks discussed above could increase. Furthermore, our ability to comply with all applicable privacy and data protection policies, law and regulation and industry standards and practices may affect our ability to do business with our commercial partners. Some commercial partners have imposed significant data protection requirements in the past, and commercial partners may in the future impose requirements that, particularly given our relative size and resources, result in burdensome compliance obligations to us. These obligations and ongoing compliance with existing and future privacy and data protection laws worldwide could be costly, and if we cannot fully comply, we could face liability, reputational harm or loss of relationships with customers or commercial partners. The devotion of significant costs to compliance (versus the development of products and services) could result in delays in the development of new products and services, decreases in or loss of business with commercial partners, abandonment of problematic products and services in existing jurisdictions and an inability to introduce new products and services in certain new and existing jurisdictions, each of which could adversely affect our business, financial condition and results of operations. Certain of our business customers (namely, including loan officers, mortgage companies, financial institutions and other companies’ business customers that may be involved in the home purchase, mortgage and settlement process) are or may be, and in some cases we are or may be, subject to, and/or we may facilitate compliance with, a variety of federal, state, and local laws, including those related to consumer protection and financial services. Many of our customers and prospective customers are highly regulated and, of that group, may be required to comply with stringent regulations in connection with performing business functions that our products and services address. In some cases, we facilitate (directly or indirectly) compliance with these regulatory requirements. While we currently operate our business in an effort to ensure our business itself is not subject to extensive regulation, there is a risk that certain regulations could become applicable to us, including as we expand the functionality of, and services offered through our platforms. In addition, we and our partners, vendors, and other service providers must comply with laws and regulatory regimes that apply to us directly and our partners, vendors, and other service providers indirectly, such as through certain of our products and/or our contractual relationships with our customers. Table of Contents 33

In particular, certain laws, regulations, and rules our customers are subject to, and with which may or do facilitate compliance, directly or indirectly, include: • the Truth in Lending Act, or TILA, and Regulation Z promulgated thereunder, and similar state laws, which require certain disclosures to borrowers regarding the terms and conditions of their loans and credit transactions, and require creditors to comply with certain lending practice restrictions as well as the TILA-RESPA Integrated Disclosure rule, or TRID, which imposes specific requirements around the collection of information, charging of fees, and disclosure of specific loan terms and costs upon receipt of an application for credit; • the Real Estate Settlement Procedures Act, or RESPA, and Regulation X, which, among other matters, prohibits giving or accepting any fee, kickback or a thing of value for the referral of real estate settlement services or accepting a portion or split of a settlement fee other than for services actually provided; for affiliated business relationships, prohibits receiving anything other than a legitimate return on ownership, requiring use of an affiliate, and failing to provide a disclosure of the affiliate relationship; • the Equal Credit Opportunity Act, or ECOA, and Regulation B promulgated thereunder, and similar state fair lending laws, which prohibit creditors from discouraging or discriminating against credit applicants on the basis of race, color, sex, age, religion, national origin, marital status, the fact that all or part of the applicant’s income derives from any public assistance program or the fact that the applicant has in good faith exercised any right under the federal Consumer Credit Protection Act; • the Fair Credit Reporting Act, or FCRA, and Regulation V promulgated thereunder, which impose certain obligations on consumer reporting agencies, users of consumer reports and those that furnish information to consumer reporting agencies, including obligations relating to obtaining consumer reports, marketing using consumer reports, taking adverse action on the basis of information from consumer reports and protecting the privacy and security of consumer reports and consumer report information; • Section 5 of the Federal Trade Commission Act, or the FTC Act, which prohibits unfair and deceptive acts or practices in or affecting commerce, and Section 1031 of the Dodd-Frank Act, which prohibits unfair, deceptive or abusive acts or practices in connection with any consumer financial product, warranty contract or service, and analogous state laws prohibiting unfair, deceptive or abusive acts or practices; • the Gramm-Leach-Bliley Act, or GLBA, and Regulation P promulgated thereunder, which include limitations on financial services firms’ disclosure of nonpublic personal information about a consumer to nonaffiliated third parties, in certain circumstances requires financial services firms to limit the use and further disclosure of nonpublic personal information by nonaffiliated third parties to whom they disclose such information, and requires financial services firms to disclose certain privacy notices and practices with respect to information sharing with affiliated and unaffiliated entities as well as to safeguard personal borrower information, and other privacy laws and regulations; • the Home Mortgage Disclosure Act, or HMDA, and Regulation C, which require reporting of loan origination data, including the number of loan applications taken, approved, denied and withdrawn; • the Fair Housing Act, or FHA, which prohibits discrimination in housing on the basis of race, sex, national origin, and certain other characteristics; • the Secure and Fair Enforcement for Mortgage Licensing, or the SAFE Act, which imposes state licensing requirements on mortgage loan originators; • the Electronic Signatures in Global and National Commerce Act, or ESIGN Act, and similar state laws, particularly the Uniform Electronic Transactions Act, or UETA, which authorize the creation of legally binding and enforceable agreements utilizing electronic records and signatures and which require financial services firms to obtain a consumer’s consent to electronically receive disclosures required under federal and state laws and regulations; • the Americans with Disabilities Act, or ADA, which has been interpreted to include websites as “places of public accommodations” that must meet certain federal requirements related to access and use; Table of Contents 34

• the Bank Secrecy Act, or BSA, and the USA PATRIOT Act, which relate to compliance with anti-money laundering, borrower due diligence and record-keeping policies and procedures; • the regulations promulgated by the Office of Foreign Assets Control, or OFAC, under the U.S. Treasury Department related to the administration and enforcement of sanctions against foreign jurisdictions and persons that threaten U.S. foreign policy and national security goals, primarily to prevent targeted jurisdictions and persons from accessing the U.S. financial system; and • other federal, state-specific and local laws and regulations. In addition to the laws, regulations, and rules that apply to our customers and others, and that we facilitate compliance with, we may be deemed to be subject to certain laws, regulations, and rules through our relationships with our customers or others including RESPA, FCRA, FTC Act, GLBA, FHA, TCPA, TSR, ESIGN Act, ADA, OFAC, and other federal and state-specific laws and regulations, including those that impose requirements related to unfair or deceptive business practices and consumer protection, as well as other state laws relating to privacy, information security, and conduct in connection with data breaches. We may also be examined on a periodic basis by various regulatory agencies and may be required to review certain of our partners, vendors, or other service providers. These potential examinations may lead to increased regulatory compliance efforts that are time-consuming and expensive operationally. Matters subject to review and examination by federal and state regulatory agencies and external auditors include our internal information technology controls in connection with our performance of services, the agreements giving rise to these activities, and the design of our products and services. Any inability to satisfy these examinations and maintain compliance with applicable regulations could adversely affect our ability to conduct our business, including attracting and maintaining customers. Furthermore, federal and state officials are discussing various potential changes to laws and regulations that could impact us, including additional data privacy regulations, among others. Changes in these areas, generally in the regulatory environment in which we and our customers operate, could adversely impact our competitive position and results of operations. While we have developed policies and procedures designed to assist in compliance with these laws and regulations, no assurance can be given that our compliance policies and procedures will be effective. Compliance with these requirements is also costly, time-consuming and limits our operational flexibility. Additionally, Congress, states’ regulatory agencies, as well as local municipalities, could further regulate the relevant industries in ways that make it more difficult or costly for us to offer our products and related services. These laws also are often subject to changes that could severely limit the operations of our business model. Further, changes in the regulatory application and/or judicial interpretation of the laws and regulations applicable to our businesses could also impact the manner in which we conduct our business. If we or our partners, vendors or other service providers are found to be in non-compliance with applicable laws, we could become subject to greater scrutiny by federal and/or state regulatory agencies, and/or face other sanctions, which may have an adverse effect on our ability to continue to provide our services or make our products and related services available in particular states, or utilize the services of third-party providers, which may harm our business. In addition, non-compliance could subject us to damages, class action lawsuits, administrative enforcement actions, rescission rights held by investors in securities offerings and civil and criminal liability, all of which would adversely affect our business, financial condition, and results of operations. We are subject to payment network rules, and any material modification of our payment card acceptance privileges could have a material adverse effect on our business, results of operations, and financial condition. The loss of our credit and debit card acceptance privileges or the significant modification of the terms under which we obtain card acceptance privileges would significantly limit our business model since a substantial number of our customers and commercial partners pay using credit or debit cards. We are required by our payment processors to comply with payment card network operating rules, including the Payment Card Industry Data Security Standards (the “PCI DSS”). Under the PCI DSS, we are required to adopt and implement internal controls over the use, storage, and transmission of card data to help prevent credit card fraud. If we fail to comply with the rules and regulations adopted by the payment card networks, including the PCI DSS, we would be in breach of our contractual obligations to payment processors and merchant banks. Such failure to comply may damage our relationship with payment card networks, subject us to restrictions, fines, penalties, damages, and civil liability, and could eventually prevent us from processing or accepting payment cards, which would have a material adverse effect on our business, results of operations, and financial condition. Moreover, the payment card networks could adopt new operating rules or interpret or reinterpret existing rules that we or our payment processors might find difficult or even impossible to comply with, or costly to implement. As a result, we could lose our ability to give consumers the option of using payment cards to make their payments. Further, there is no guarantee that, even if we comply with the rules and regulations adopted by the payment card networks, we will be able to maintain our payment card acceptance privileges. We also cannot guarantee that our compliance with network rules or the Table of Contents 35

PCI DSS will prevent illegal or improper use of our payments platform or the theft, loss, or misuse of the credit card data of customers or participants, or a security breach. We are also required to submit to periodic audits, self-assessments, and other assessments of our compliance with the PCI DSS. If an audit, self-assessment, or other assessment indicates that we need to take steps to remediate any deficiencies, such remediation efforts may distract our management team and require us to undertake costly and time-consuming remediation efforts, and we could lose our payment card acceptance privileges. Our marketing efforts are subject to a variety of federal and state regulations. We conduct marketing activities, directly and indirectly, via telephone, text (SMS) messages, email, direct mail and/or through other online and offline marketing channels. Such general marketing activities are governed by numerous federal and state regulations, including the Telemarketing Sales Rule (“TSR”), the TCPA, state and federal Do-Not-Call regulations and other state telemarketing laws, federal and state privacy laws, the CAN-SPAM Act, and the FTC Act and its accompanying regulations and guidelines, among others. In addition to being subject to action by regulatory agencies, some of these laws, like the TCPA, allow private individuals to bring litigation against companies for breach of these laws. We are also dependent on our third-party partners to comply with applicable laws. Any lawsuit or action by a regulatory agency for an actual or alleged violation of applicable law or regulation by us or our third-party partners may have an adverse effect on our business, results of operations and financial condition. All U.S. jurisdictions require insurers to maintain control of their marketing materials. States have adopted legislation defining and prohibiting unfair methods of competition and unfair or deceptive practices in the business of insurance. Prohibited practices include but are not limited to, misrepresentations, false advertising, coercion, disparaging other insurers, unfair claims settlement practices and procedures, and discrimination in the business of insurance. Noncompliance with any such state statute may subject the insurance businesses we manage and operate to regulatory action by the relevant state insurance regulator, and in certain states, private litigation. The federal government may also regulate aspects of the insurance businesses we manage and operate, such as protection of consumer confidential information, or the use of consumer credit scores to underwrite and assess the risk of customers under the Fair Credit Reporting Act (“FCRA”). Among other things, the FCRA requires insurance companies to have a permissible purpose prior to obtaining and using a consumer report for underwriting purposes as well as comply with notice and recordkeeping requirements. Failure to comply with federal requirements under the FCRA or any other applicable federal laws would subject the insurance businesses we manage and operate to regulatory fines and other sanctions. Litigation and regulatory actions could distract management, increase our expenses or subject us to material monetary damages and other remedies. We are subject to various legal proceedings and claims that have arisen out of the conduct of our business and are not yet resolved. In the future, we may be involved from time to time in various additional legal proceedings, including, but not limited to, actions relating to breach of contract, breach of federal and state privacy laws, and intellectual property infringement, as well as regulatory investigations or civil and criminal enforcement actions that might necessitate changes to our business or operations. Regardless of whether any claims, investigations or actions against us have merit or whether we are ultimately held liable or subject to payment of damages or penalties, claims, investigations and enforcement actions may be expensive to defend or comply with and may divert management’s time away from our operations. If any legal proceeding, regulatory investigation or regulatory enforcement action were to result in an unfavorable outcome, it could have a material adverse effect on our business, financial position and results of operations. Any adverse publicity resulting from actual or potential litigation, regulatory enforcement actions or regulatory investigations may also materially and adversely affect our reputation, which in turn could adversely affect our business, financial condition and results of operations. See “Item 3. Legal Proceedings” of this Annual Report for additional information with respect to material litigation and other proceedings to which we are party. Our moving services business is subject to state regulations and certain state regulatory structures do not address our business model for moving services. Compliance with required licensure and other regulatory requirements could be costly and any inability to comply could harm our business. Our moving services business is subject to licensure and bonding requirements that various states impose in connection with the performance of certain services and trades. Additionally, in some jurisdictions, the existing regulatory structures do not contemplate our hybrid business model of marketplace (where consumers search for providers on our platform and book moving services themselves) and managed services (where we manage moving services on consumers’ behalf). Furthermore, interest groups in certain jurisdictions have lobbied and may in the future lobby for regulations that make our hybrid model more difficult or impossible to maintain in those jurisdictions. Any future changes to (or judicial or regulatory interpretations of) these regulations, whether due to lobbying efforts or otherwise, could impose significant compliance costs. Any failure to obtain or maintain required licensure and otherwise comply with applicable regulations in Table of Contents 36 relevant jurisdictions could inhibit or prohibit our ability to operate our moving services business in those jurisdictions. Additionally, we may be deemed, correctly or incorrectly, a contractor with respect to our service providers, which may subject us to licensure and/or bonding requirements and may subject us to penalties for past operations. Any of the foregoing could have a negative impact on our business, financial condition and results of operations. Moreover, any failures by us, contracted operators, or third-party carriers, to comply with the various applicable federal safety laws and regulations, or downgrades in our safety rating, could have a material adverse impact on our operations or financial condition, and could cause us to lose customers, as well as the ability to obtain insurance coverage for certain moving services. Risks Relating to our Indebtedness Servicing our indebtedness requires a significant amount of cash, and we may not have sufficient cash flow from our business to make such payments. Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness now or in the future (including our 0.75% convertible senior notes due 2026 (the “2026 Notes”) and 6.75% convertible senior secured notes due 2028 (the “2028 Notes”)), depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. In addition, our ability to repurchase the 2026 Notes or 2028 Notes or to pay cash upon conversions of the notes may be limited by law, by regulatory authority or by agreements governing our future indebtedness. Our business may not continue to generate cash flow from operations in the future sufficient to service our indebtedness and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance indebtedness (including the 2026 Notes or 2028 Notes) will depend on the capital markets and our financial condition at such time. Our failure to repurchase notes at a time when the repurchase is required by the indenture or to pay any cash payable on future conversions of the notes as required by the indenture would constitute a default under the indenture. A default under the indenture or the fundamental change itself could also lead to a default under agreements governing our future indebtedness. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the notes or make cash payments upon conversions thereof. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default the notes. The conditional conversion features of the 2026 Notes and 2028 Notes, if triggered, may adversely affect our financial condition and operating results. We completed an offering of the 2026 Notes in September 2021 and an offering of the 2028 Notes in April 2023. In the event the conditional conversion feature of the 2026 Notes or 2028 Notes is triggered, holders of the triggered notes will be entitled to convert the notes at any time during specified periods at their option. If one or more holders elect to convert their notes, unless we elect to satisfy our conversion obligation by delivering solely shares of our common stock (other than paying cash in lieu of delivering any fractional share), we would be required to settle a portion or all of our conversion obligation through the payment of cash, which could adversely affect our liquidity. In addition, even if holders do not elect to convert their notes, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the notes as a current rather than long-term liability, which would result in a material reduction of our net working capital. The indenture governing our 2028 Notes contains, and instruments governing any future indebtedness of ours would likely contain, restrictions that may limit our flexibility in operating our business, and any default on our 2028 Notes or other future secured indebtedness could result in foreclosure by our secured debtholders on our assets. The indenture and security agreement and related documents governing our 2028 Notes contain, and instruments governing any future indebtedness of ours would likely contain, a number of covenants that impose significant operating and financial restrictions on us, including restrictions on our ability to, among other things: • create liens on certain assets; • incur or guarantee additional debt or issue redeemable equity; • pay dividends on, repurchase or make distributions on account of capital stock or make other restricted payments (including limiting cash used to make repurchases of our 2026 Notes to $50 million in the aggregate, of which we have $26.8 million remaining to use after repurchases made in fiscal 2024); • make certain unpermitted investments; • consolidate, merge, sell or otherwise dispose of all or substantially all of our assets; and Table of Contents 37

• sell, transfer or otherwise convey certain assets. The indenture governing our 2028 Notes also requires us to maintain a minimum amount of unrestricted cash and cash equivalents of at least $25 million (tested monthly on the last day of each calendar month) on a consolidated basis among Porch Group, Inc. and certain of its domestic subsidiaries. In addition, if more than $30.0 million aggregate principal amount of our 2026 Notes remain outstanding on June 14, 2026, the holders of the 2028 Notes have the right to require us to repurchase for cash on June 15, 2026, all or any portion of their 2028 Notes at a repurchase price equal to 106.5% of the principal amount of the 2028 Notes to be repurchased, plus accrued and unpaid interest. As of December 31, 2024, there was $173.8 million aggregate principal amount of 2026 Notes outstanding. If we are unable to repurchase or otherwise refinance a sufficient amount of the remaining outstanding 2026 Notes prior to June 14, 2026, and the holders of all or a substantial portion of the outstanding 2028 Notes require us to repurchase their 2028 Notes pursuant to this indenture provision, our liquidity will be materially adversely affected, and there are no assurances that we would have sufficient funds available to satisfy the repurchase of all such 2028 Notes. In addition, to the extent more than $30.0 million aggregate principal amount of our 2026 Notes remains outstanding within one year prior to June 14, 2026, we may be required to include an explanatory paragraph in the notes to our financial statements expressing substantial doubt about our ability to continue as a going concern. As a result of these restrictions, we will be limited as to how we conduct our business, and we may be unable to raise additional debt or equity financing to compete effectively or to capitalize on available business opportunities. Any failure to comply with these covenants could result in a default under our 2028 Notes or instruments governing any future indebtedness of ours. Additionally, our 2028 Notes are secured by a first-priority lien in substantially all assets of Porch Group, Inc. and certain of its domestic subsidiaries. Upon a default, unless waived, amounts due under the 2028 Notes could be accelerated, and the holders of our 2028 Notes could initiate foreclosure proceedings against their collateral, which could potentially force us into bankruptcy or liquidation. In addition, a default under our 2028 Notes indenture could trigger a cross-default under agreements governing any future indebtedness as well as the indenture governing our 2026 Notes. Our results of operations may not be sufficient to service our indebtedness and to fund our other expenditures, and we may not be able to obtain financing to meet these requirements. If we experience a default under our 2028 Notes indenture, 2026 Notes indenture or instruments governing our future indebtedness, our business, financial condition, and results of operations may be materially adversely affected. Conversion of our 2026 Notes or 2028 Notes may dilute the ownership interest of our stockholders or may otherwise depress the price of our common stock. The conversion of some or all of our 2026 Notes or 2028 Notes may dilute the ownership interests of our stockholders. Upon conversion of the notes, we have the option to pay or deliver, as the case may be, cash, shares of our common stock, or a combination of cash and shares of our common stock. If we elect to settle our conversion obligation in shares of our common stock or a combination of cash and shares of our common stock, any sales in the public market of our common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. The existence of the 2026 Notes and 2028 Notes may encourage short selling by market participants that engage in hedging or arbitrage activity, and anticipated conversion of the notes into shares of our common stock could depress the price of our common stock. The accounting method for the 2026 Notes and 2028 Notes could adversely affect our reported financial condition and results. The accounting method for reflecting the 2026 Notes and 2028 Notes on our balance sheet, accruing interest expense for the notes and reflecting the underlying shares of our common stock in our reported diluted earnings per share may adversely affect our reported earnings and financial condition. The notes are reflected as a liability on our balance sheets, with the carrying amount equal to the principal amount of the notes, net of unamortized issuance costs. The issuance costs attributable to the notes are treated as a debt discount for accounting purposes, which is amortized into interest expense over the term of the notes. As a result of this amortization, the interest expense that we recognize for the notes for accounting purposes is greater than the cash interest payments we pay on the notes, which results in lower reported net income. In addition, the shares underlying the notes are reflected in our diluted earnings per share using the “if converted” method. However, if reflecting the notes in diluted earnings per share is anti-dilutive, then the shares underlying the notes will not be reflected in our diluted earnings per share. Furthermore, if any of the conditions to the convertibility of the notes is satisfied, then we may be required under applicable accounting standards to reclassify the liability carrying value of the notes as current, rather than a long-term, liability. This reclassification could be required even if no noteholders convert their notes and could materially reduce our working capital. Table of Contents 38

Certain provisions in the indenture governing the 2026 Notes and indenture governing the 2028 Notes may delay or prevent an otherwise beneficial takeover attempt of us. Certain provisions in the indenture governing the 2026 Notes and indenture governing the 2028 Notes may make it more difficult or expensive for a third party to acquire us. For example, the indenture governing the 2026 Notes requires us to repurchase the notes for cash upon the occurrence of a fundamental change (as defined in the indenture governing the 2026 Notes) of us and, in certain circumstances, to increase the conversion rate for a holder that converts their notes in connection with a make-whole fundamental change (as defined in the indenture governing the notes). Similarly, the indenture governing the 2028 Notes requires us to repurchase the notes for cash upon the occurrence of a fundamental change (as defined in the indenture governing the 2028 Notes) at a premium. A takeover of us may trigger the requirement that we repurchase the notes and/or increase the conversion rate in the case of the 2026 Notes, which could make it more costly for a potential acquirer to engage in such takeover. Such additional costs may have the effect of delaying or preventing a takeover of us that would otherwise be beneficial to investors. Risks Relating to Personnel We face risks associated with our independent contractors. We have personnel that we classify as independent contractors for U.S. federal, state and international employment law purposes in certain positions in our business. We are not in a position to directly provide the same direction, motivation and oversight to these independent contractors as we would if such personnel were our own employees. As a result, these independent contractors may not comply with applicable law or our policies and procedures, including, but not limited to, our information security policies, or reflect our culture or values. If these independent contractors violate applicable law or if our policies and procedures in dealing with home services companies, consumers, service providers or other third parties fail to meet our standards or reflect our culture it could adversely affect our business, financial condition and results of operations. In addition, a court could hold us civilly or criminally accountable based on vicarious liability because of the actions of our independent contractors. We are subject to the Internal Revenue Service regulations and state laws regarding independent contractor classification in the United States, which are subject to changes in judicial and agency interpretation, and it could be determined that the independent contractor classification is inapplicable. Furthermore, the legal landscape with respect to the classification of gig economy independent contractors, such as our service providers, is subject to intense public scrutiny. If legal standards for classification of independent contractors change, it may be necessary to modify our compensation structure for these personnel, including paying additional compensation and taxes and/or reimbursing expenses, or abandon certain types of services we provide that are performed by independent contractors. In addition, if we are determined to have misclassified such personnel as independent contractors, we would incur additional exposure under federal and state law, including workers’ compensation, unemployment benefits, labor, employment and tort laws, including for prior periods, as well as potential liability for employee benefits and tax withholdings. Any of these outcomes could result in significant costs to us, could impair our financial condition and our ability to conduct our business and could damage our reputation and our ability to attract and retain other personnel. In addition to independent contractors located in the United States, as of December 31, 2024 we had approximately 700 individual independent contractors in aggregate located across 14 foreign countries. Most are primarily located in Mexico and have supported the us for many years. As a result, we are subject to certain additional risks and exposure under foreign laws related to independent contractors in foreign jurisdictions, including risks related to an actual or alleged misclassification of independent contractors under local law, compliance with other applicable local labor laws and changes in applicable local labor laws, resistance of commercial partners to off-shoring of customer service functions and related consumer data, fluctuations in foreign currencies, changes in the economic strength of foreign countries, difficulties in enforcing contractual obligations and intellectual property rights, economic sanctions and social, political and economic instability. Foreign laws and regulations that govern the status and classification of workers are subject to change, varying degrees of oversight and enforcement, and differing interpretations; there is a current shift toward governments favoring employment classification for workers engaged on an exclusive basis or for longer term role. If there is an adverse determination regarding the classification of any of our independent contractors by a foreign court or foreign government agency, we could incur significant costs including costs related to fines or penalties, wage payments, payroll tax liabilities, employee benefits, judgments, and/or legal settlements. In addition, any resulting reclassification of foreign contractors could increase our operating costs and could necessitate changes to our operating and personnel strategies. As a result, failure to manage these risks and comply with foreign laws could result in significant costs to us, could impair our financial condition and our ability to conduct our business and could damage our reputation and our ability to attract and retain other personnel. Table of Contents 39

In addition, many U.S.-based companies are seeking to hire talented information technology personnel and other skilled personnel located in other jurisdictions, leading to additional competition for the services of independent contractors in the jurisdictions in which we retain independent contractors. The remote work by independent contractors and the use of their own equipment makes compliance with and enforcement of our information security policies and procedures more difficult. We must also comply with applicable anti-corruption and anti-bribery laws such as the U.S. Foreign Corrupt Practices Act and local laws prohibiting corrupt payments to government officials, which may present significant challenges in the jurisdictions in which we operate. We cannot guarantee compliance with all applicable laws, and violations could result in substantial fines, sanctions, civil or criminal penalties, competitive or reputational harm, litigation or regulatory action and other consequences that might adversely affect our business, financial condition and results of operations. We depend on key personnel to operate our business, and if we are unable to retain, attract and integrate qualified personnel, our ability to develop and successfully grow our business could be harmed. We believe our success has depended, and continues to depend, on the efforts and talents of our executives and employees. Our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and we may incur significant costs to attract and retain them. Experienced personnel, who are critical to the success of our business, are in particularly high demand. The loss or disability of executive officers or key employees, especially our Chief Executive Officer, could materially adversely affect our ability to execute our business plan and strategy, and we may not be able to find adequate replacements on a timely basis, or at all. Our executive officers and other employees are at-will employees, which means they may terminate their employment relationships with us at any time, and their knowledge of our business and industry would be extremely difficult to replace. Although our current remote work environment facilitates our ability to attract talent across a wider geographic base, we must adopt new techniques and tools to effectively train and integrate new hires and preserve our culture. As we grow and mature as a public company, we may find it difficult to maintain our corporate culture. If we do not continue to foster our corporate culture or maintain our core values as we grow and evolve, we may be unable to support the passion, creativity, teamwork, focus and innovation we believe we need to support our growth. Failure to effectively train our employees could create challenges for us in maintaining high levels of employee awareness of, and compliance with, our internal procedures and external regulatory compliance requirements, in addition to increasing our recruiting, training and supervisory costs, while failure to preserve our culture for any reason could harm our future success, including our ability to retain and recruit personnel, innovate and operate effectively and execute on our business strategy. In addition, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. Volatility or lack of performance in our stock price may also affect our ability to attract and retain key employees. Any failure to successfully attract, integrate or retain qualified personnel to fulfill our current or future needs could adversely affect our business, results of operations and financial condition. Expansion of our employee base to foreign countries will subject us to additional risks that can adversely affect our business, results of operations, and financial condition. We have established and are growing a presence in India for the purpose of hiring skilled personnel to support our operations, and intend to continue to grow our employee base in India as part of our overall growth and expense management strategies. Our current international operations and our plans to expand international operations may place strain on our employee management systems and resources. Further, operating in international markets requires significant resources, time, and management attention, and subjects us to regulatory, economic, and political risks and competition that are different from those in the United States. Because of our limited experience with international operations, there can be no assurance that our efforts will be successful. In addition, our international operations may fail to succeed or pose substantial risks to the Company due to a number of factors including, but not limited to, difficulties and costs associated with staffing and managing foreign operations, compliance with foreign laws and regulations, including employment, tax, privacy and data protection laws and regulations, legal systems in which our ability to enforce and protect our rights may be different or less effective than in the United States and in which the ultimate result of dispute resolution is more difficult to predict, and general macroeconomic conditions, including rising interest rates and inflation, unfavorable fluctuations in foreign currency and exchange rate, slower growth or recession, or instability in the global banking system. Our failure to successfully manage any of these risks or could harm our existing and future international operations and impair our overall business. Table of Contents 40

Risks Relating to Our Growth Strategy and Strategic Initiatives We may experience risks related to acquisitions and divestitures which could adversely affect our financial results. We have made acquisitions and divestitures in the past and we may to seek to identify potential acquisition candidates to expand our business generally in the future or identify businesses which may no longer be aligned with our strategic initiatives and long-term objectives. If we do not identify suitable acquisition candidates or complete acquisitions with satisfactory pricing and other terms, our growth could be adversely affected. Even if we complete what we believe to be suitable acquisitions, we may experience related operational and financial risks. As a result, to the extent that we desire to grow through acquisitions, we will need to: • properly identify, value, and complete prospective acquisitions, especially those of companies with limited operating histories; • successfully integrate acquired businesses to the extent and in a manner that aligns with our strategy; • successfully identify and realize potential synergies among acquired and existing business; • retain or hire senior management and other key personnel at acquired businesses; and • successfully manage acquisition-related strain on our management, operations and financial resources. We may not be successful in addressing these challenges or any other problems encountered in connection with historical and future acquisitions. Adverse reactions by potential acquisition targets could frustrate our ability to execute on our acquisition strategy as could the failure of our due diligence process to uncover material risks, legal or otherwise. We may also be negatively impacted by adverse reactions of home services companies, consumers, service providers and business partners to the disclosure or consummation of any acquisition. In addition, the anticipated benefits of one or more acquisitions may not be realized. Also, future acquisitions could result in increased operating losses, dilutive issuances of equity securities and/or the assumption of contingent liabilities. Additionally, acquisitions may be compensated in part with future or contingent payments that will create future liabilities or dilution for us upon the consummation of such acquisitions. Lastly, the value of goodwill and other intangible assets acquired could be impacted by one or more continuing unfavorable events and/or trends, which could result in significant impairment charges. The occurrence of any of these events could have an adverse effects on our business, financial condition and results of operations. The success of any acquisition depends on the acquired business performing at or better than our expectations and achieving anticipated synergies, benefits and cost savings, and further depends, in part, on our ability to successfully combine and integrate our culture and current operations with the acquired company’s culture and business. It is possible that the integration process could result in higher than expected costs, diversion of management attention, the disruption of either company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the combined company’s ability to maintain relationships with customers, suppliers, vendors and employees, operating in a decentralized environment for longer than expected, or to achieve the anticipated benefits and cost savings of any particular acquisition. If we experience difficulties with the integration process or other unforeseen costs, the anticipated benefits and cost savings of any acquisition may not be realized fully or at all, or may take longer to realize than expected. Management continues to refine its integration plan. The integration planning and implementation process will result in significant costs and divert management attention and resources. These integration matters could have an adverse effect on our combined company for an undetermined period. Any of the foregoing may have a material and adverse effect on our business, results of operations and financial condition. In addition, divestitures pose risks and challenges that could negatively impact our business, including required separation or carve-out activities and costs, disputes with buyers, or potential impairment charges. We may also dispose of a business at a price or on terms that are less than we had previously anticipated. After reaching an agreement with a buyer for the disposition of a business, we may also be subject to satisfaction of pre-closing conditions, including any necessary regulatory and governmental approvals on acceptable terms, which may prevent us from completing a transaction. Dispositions may also involve continued financial involvement, as we may be required to retain responsibility for, or agree to indemnify buyers against contingent liabilities related to businesses sold, such as lawsuits, tax liabilities, lease payments, or product liability claims. In certain situations, indemnification could meet or exceed the purchase price we receive. Further, the purchase price for any disposition may be subject to adjustment based upon performance of the business. Under these types of arrangements, performance by the divested businesses or other conditions outside of our control, including any obligations to indemnify, could affect future financial results. We may not be able to effectively manage our growth. Our future growth, if any, may cause a significant strain on our management and our operational, financial, and other resources. Our ability to manage our growth effectively will require us to implement and improve our operational, Table of Contents 41 financial, and management systems and to expand, train, manage, and motivate our employees. These demands may require the hiring of additional management personnel and the development of additional expertise by our management. Any increase in resources used without a corresponding increase in our operational, financial, and management systems could have a material adverse effect on our business, financial condition, and results of operations. Additional Risks Relating to Ownership of Company Securities The price of the Company’s securities may change significantly, and investors could lose all or part of their investment as a result. The trading price of the Company’s common stock is likely to be volatile. The stock market recently has experienced extreme volatility. This volatility often has been unrelated or disproportionate to the operating performance of particular companies. You may not be able to resell your shares at an attractive price due to a number of factors such as those listed in “Risks Relating to Porch’s Business and Industry” and the following: • results of operations that vary from the expectations of securities analysts and investors; • results of operations that vary from those of the Company’s competitors; • changes in expectations as to the Company’s future financial performance, including financial estimates and investment recommendations by securities analysts and investors, and changes in expectations in PIRE’s financial performance; • declines in the market prices of stocks generally; • strategic actions by the Company or its competitors; • announcements by the Company or its competitors of significant contracts, acquisitions, joint ventures, other strategic relationships or capital commitments; • any significant change in the Company’s management; • changes in general economic or market conditions or trends in the Company’s industry or markets; • changes in business or regulatory conditions, including new laws or regulations or new interpretations of existing laws or regulations applicable to the Company’s business; • future sales of the Company’s common stock or other securities; • investor perceptions or the investment opportunity associated with the Company’s common stock relative to other investment alternatives; • the public’s response to press releases or other public announcements by the Company or third parties, including the Company’s filings with the SEC; • litigation involving the Company, the Company’s industry, or both, or investigations by regulators into the Company’s operations or those of the Company’s competitors; • guidance, if any, that the Company provides to the public, any changes in this guidance or the Company’s failure to meet this guidance; • additional dilution caused by the Company issuing additional equity, whether grants related to its Management Incentive Plan, stock provided to acquisitions as some or all of the purchase price, future fundraising events, or other issuances approved by the Company’s Board of Directors; • the sale of our shares held by HOA to unrelated parties or the deconsolidation of PIRE’s financial statements from our financial statements, at which point such shares would no longer be treated as treasury shares for financial reporting purposes, may be dilutive to earnings per share, will be entitled to vote and will count for quorum purposes, and in which case the Company may no longer be able to control the voting or investment decisions with respect to such shares; • the development and sustainability of an active trading market for the Company’s common stock; • actions by institutional or activist stockholders; • changes in accounting standards, policies, guidelines, interpretations or principles; and • other events or factors, including those resulting from natural disasters, war, acts of terrorism, other global health crises and pandemics, or responses to these events. These broad market and industry fluctuations may adversely affect the market price of the Company’s common stock, regardless of the Company’s actual operating performance. In addition, price volatility may be greater if the public float and trading volume of the Company’s common stock is low. Table of Contents 42

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If the Company was involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from the Company’s business regardless of the outcome of such litigation. Future sales, or the perception of future sales, by us or our stockholders in the public market could cause the market price for the Company’s common stock to decline. The sale of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that it deems appropriate. In addition, common stock reserved for future issuance under our equity incentive plans will become eligible for sale in the public market once those shares are issued, subject to provisions relating to various vesting agreements and, in some cases, limitations on volume and manner of sale applicable to affiliates under Rule 144, as applicable. As of December 31, 2024, the aggregate number of shares of common stock reserved for future issuance under our equity incentive plans is 7.7 million. The compensation committee of our Board of Directors will determine the exact number of shares to be issued during 2025 and the number of shares reserved for future issuance under its equity incentive plans at its discretion. The number of equity incentive awards awarded are based upon dollar values and the market price of our common stock and, as a result, a decline in our stock price may result in the compensation committee of our Board of directors issuing, or seeking flexibility from stockholders to issue, equity incentive awards that represent a greater number of shares than at higher stock prices. We have filed and may in the future file one or more registration statements on Form S-8 under the Securities Act of 1933, as amended (the “Securities Act”) to register shares of common stock or securities convertible into or exchangeable for shares of common stock issued pursuant to our equity incentive plans. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements generally will be available for sale in the open market. Any additional equity grants or vesting and/or exercise of equity incentive awards will cause our stockholders to be diluted and may negatively affect the price of our common stock. We have previously issued and in the future may issue shares of common stock in connection with recently completed, pending or future acquisitions. A portion of the total consideration in these acquisitions is earnout consideration, which, if payable, will be in the form of shares of common stock issuable in the future. We may also issue securities in connection with investments or acquisitions in the future. The amount of shares of common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to our stockholders. Nasdaq may delist the Company’s securities from trading on its exchange, which could limit investors’ ability to make transactions in its securities and subject the Company to additional trading restrictions. Currently, our common stock is publicly traded on the Nasdaq Capital Market under the symbol PRCH. In order to continue listing our securities on the Nasdaq Capital Market, the Company will be required to maintain certain financial, distribution and stock price levels. Among other required listing standards, the Company will be required to maintain a minimum amount in stockholders’ equity (generally $2.5 million for companies trading on the Nasdaq Capital Market) and a minimum number of holders of our securities (generally 300 public holders). Nasdaq also requires the Company to comply with a minimum closing bid price requirement of $1.00 per share for thirty consecutive business days. If a company trades for thirty consecutive business days below the $1.00 minimum closing bid price requirement, Nasdaq will send a deficiency notice to the company advising that it has been afforded a “compliance period” of 180 calendar days to regain compliance with the applicable requirements. If Nasdaq delists the Company’s securities from trading on its exchange and the Company is not able to list its securities on another national securities exchange, we expect our securities could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including: • a limited availability of market quotations for our securities; • reduced liquidity for our securities; • a determination that the Company common stock is a “penny stock” which will require brokers trading in Company common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities; • a limited amount of news and analyst coverage; and • a decreased ability to issue additional securities or obtain additional financing in the future. The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Since the Company’s common stock is listed on the Nasdaq, they are covered securities. Although the states are preempted from regulating the sale of its Table of Contents 43 securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. If the Company was no longer listed on the Nasdaq, its securities would not be covered securities and it would be subject to regulation in each state in which it offers its securities. Because there are no current plans to pay cash dividends on the Company’s common stock for the foreseeable future, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it. The Company intends to retain future earnings, if any, for future operations, expansion and debt repayment and there are no current plans to pay any cash dividends for the foreseeable future. The declaration, amount and payment of any future dividends on shares of the common stock will be at the sole discretion of our Board of Directors. The Company’s Board of Directors may take into account general and economic conditions, the Company’s financial condition and results of operations, the Company’s available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax, and regulatory restrictions, implications on the payment of dividends by the Company to its stockholders or by its subsidiaries to it and such other factors as the Company’s Board of Directors may deem relevant. In addition, the Company’s ability to pay dividends is limited by covenants of Porch’s existing and outstanding indebtedness and may be limited by covenants of any future indebtedness the Company incurs. As a result, investors may not receive any return on an investment in the Company’s common stock unless they sell the Company’s common stock for a price greater than what the investor paid for it. If securities analysts do not publish research or reports about the Company’s business or if they downgrade the Company’s stock or the Company’s sector, the Company’s stock price and trading volume could decline. The trading market for the Company’s common stock will rely in part on the research and reports that industry or financial analysts publish about the Company or its business. The Company will not control these analysts. In addition, some financial analysts may have limited expertise with Porch’s model and operations. Furthermore, if one or more of the analysts who do cover the Company downgrade its stock or industry, or the stock of any of its competitors, or publish inaccurate or unfavorable research about its business, the price of the Company’s stock could decline. If one or more of these analysts ceases coverage of the Company or fails to publish reports on it regularly, the Company could lose visibility in the market, which in turn could cause its stock price or trading volume to decline. Anti-takeover provisions in the Company’s organizational documents could delay or prevent a change of control. The Company’s Amended and Restated Articles of Incorporation (the “Charter”) and its Amended and Restated Bylaws (the “Bylaws”) contain certain provisions that may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by the Company’s stockholders. These provisions in the Charter and/or Bylaws include: • the ability of the Company’s Board of Directors to issue one or more series of preferred stock; • advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at the Company’s annual meetings; • certain limitations on convening special stockholder meetings; and • the Company’s Board of Directors have the express authority to make, alter or repeal the Company’s Bylaws. These anti-takeover provisions could make it more difficult for a third party to acquire the Company, even if the third party’s offer may be considered beneficial by many of the Company’s stockholders. As a result, the Company’s stockholders may be limited in their ability to obtain a premium for their shares. These provisions could also discourage proxy contests and make it more difficult for any stockholders to elect directors of their choosing and to cause the Company to take other corporate actions they desire. The Company’s Charter designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by the Company’s stockholders, which could limit the Company’s stockholders’ ability to obtain a favorable judicial forum for disputes with the Company or its directors, officers, employees or stockholders. The Company’s Charter provides that, subject to limited exceptions, any (1) derivative action or proceeding brought on behalf of the Company, (2) action asserting a claim of breach of a fiduciary duty owed by any director, officer, stockholder or employee to the Company or its stockholders, (3) action asserting a claim arising pursuant to any provision of the Delaware corporate statute or the Company’s Charter or the Company’s Bylaws, or (4) action asserting a claim governed by the internal affairs doctrine shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, another state or federal court Table of Contents 44 located within the State of Delaware. Any person or entity purchasing or otherwise acquiring any interest in shares of the Company’s capital stock shall be deemed to have notice of and to have consented to the provisions of the Company’s Charter described above. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company or its directors, officers or other employees, which may discourage such lawsuits against the Company and its directors, officers and employees. Alternatively, if a court were to find these provisions of the Company’s Charter inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, the Company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect the Company’s business and financial condition. Item 1B. Unresolved Staff Comments None. Item 1C. Cybersecurity Risk Management and Strategy We regularly assess risks from cybersecurity threats; monitor our information systems for potential vulnerabilities; and test those systems pursuant to our cybersecurity policies, processes, and practices, which are integrated into our overall risk management program. To protect our information systems from cybersecurity threats, we use various security tools that are designed to help identify, escalate, investigate, resolve, and recover from security incidents in a timely manner. We have a team comprised of representatives from cross-functional business teams (e.g., legal, engineering, finance, technology, security, internal audit, and commercial), that assesses risks based on probability and potential impact to key business systems and processes. Risks that are considered high are incorporated into our overall risk management program. A mitigation plan is developed for each identified high risk, with progress reported to the security management team and tracked as part of our overall risk management program overseen by the Audit Committee of our board of directors. We maintain a Cybersecurity Incident Response Plan (“CIRP”), which establishes an organizational framework and guidelines intended to facilitate an effective response and handling of cybersecurity incidents that could jeopardize the availability, integrity, or confidentiality of our assets. The CIRP outlines roles and responsibilities of a cybersecurity incident response team comprised of cross-functional members of management from information technology, information security, legal, finance, and human resources; the specific criteria for measuring the severity of a cybersecurity incident; and an escalation framework. The CIRP also addresses senior management responsibility with respect to public disclosure determinations related to a cybersecurity incident and provides for Audit Committee and Board briefings. Along with the CIRP, management sustains numerous programs and processes to stay informed about and monitor the prevention, detection, mitigation and remediation of cybersecurity incidents. The list of cybersecurity programs and processes described below is not meant to be exhaustive, but to provide examples of such programs and processes. When needed, we collaborate with third parties to assess the effectiveness of our cybersecurity prevention and response systems and processes. These include cybersecurity assessors, consultants, and other external cybersecurity experts to assist in the identification, verification, and validation of cybersecurity risks, as well as to support associated mitigation plans when necessary. We have also developed a third-party cybersecurity risk management process to conduct due diligence on external entities. A cybersecurity incident may be detected in a number of ways, including, but not limited to, through automated reporting mechanisms, network and system indicators, intrusion detection systems, proactive threat hunt, internal investigations, employee reports, law enforcement reports, threat intelligence feeds, or other third-party notifications. To oversee and identify cybersecurity threat risks on a day-to-day basis, including from third party service providers, we maintain a security operations center with full time monitoring. Upon detection of a cybersecurity incident, the cybersecurity incident response team acts to isolate and contain the threat. The cybersecurity incident response team analyzes the incident and determines, based on the CIRP framework, whether the incident should be escalated. Escalation includes notification to the board of directors, senior executives, and to the cyber response reporting committee. The cyber response reporting committee is an internal cross-functional team comprised of members of management or other key employees that analyzes each incident for disclosure under the U.S. securities laws. Throughout the process, steps are taken to stop or lower the impact, prevent spread of the incident, evaluate the scope of the incident, plan to contain the impacted data and systems, and to fully remove and stop the incident. We may engage third party experts for assistance with crisis management, including forensic investigations, ransom negotiation, or crisis communication. We also consult with outside counsel as appropriate, including with respect to the materiality analysis for Table of Contents 45 disclosure matters. Our management also apprises our independent registered public accounting firm of cybersecurity incidents and developments. During this process, the cybersecurity operations team will take steps to preserve evidence as soon as possible, including, but not limited to, memory dumps, log preservation and forensic hard drive collection. We have not identified any risks from known cybersecurity threats, including those resulting from any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. Refer to the risk factor captioned, “We may not be able to protect our systems, technology and infrastructure from cyberattacks and cyberattacks experienced by third parties may adversely affect us,” in “Item 1A. Risk Factors” in this Annual Report for additional description of cybersecurity risks and potential related impacts on us. Governance Our board of directors oversees our risk management process, including as it pertains to cybersecurity risks, directly and through its committees. The Audit Committee of the board is primarily responsible for overseeing our risk management program, which focuses on the most significant risks we face in the short-, intermediate-, and long-term timeframe. Audit Committee meetings include discussions of specific risk areas throughout the year, including, among others, those relating to cybersecurity threats. The Audit Committee reviews our cybersecurity risk profile with management on a periodic basis using key performance and/or risk indicators. These key performance indicators are metrics and measurements designed to assess the effectiveness of our cybersecurity program in the prevention, detection, mitigation, and remediation of cybersecurity incidents. Management is responsible for the day-to-day assessment and management of cybersecurity risks. Teams of IT, engineering, and information security professionals oversee cybersecurity risk management and mitigation, incident prevention, detection, and remediation. Leadership of these teams are professionals with cybersecurity expertise across multiple industries. Specifically, our Senior Information Security Manager leads our cybersecurity risk management function and is primarily responsible for assessing and managing our cybersecurity risk, with support from our Director of Information Technology and the Senior Director of Engineering. Our Senior Information Security Manager has over twenty years’ experience leading and managing cyber security programs and teams at various companies, and holds a CISSP certification (Certified Information Systems Security Professional). Item 2. Properties To support our business operations in the United States and other countries we lease real properties. Our reportable segments use these facilities for their respective business purposes, and we believe these current facilities are suitable for their respective uses and are adequate for our anticipated future needs. We do not anticipate any future problems renewing or obtaining suitable leases for us or any of our businesses. Item 3. Legal Proceedings See Note 17, Commitments and Contingencies, in the notes to the consolidated financial statements included in Part II, “Item 8. Financial Statements and Supplementary Data” of this Annual Report, which is incorporated by reference into this Part I, Item 3, for a description of certain litigation and legal proceedings. In addition, in the ordinary course of business, we and our subsidiaries are (or may become) parties to litigation involving property, personal injury, contract, intellectual property and other claims, stockholder derivative actions, class action lawsuits and other matters. The amounts that may be recovered in such matters may be subject to insurance coverage. Although the results of legal proceedings and claims cannot be predicted with certainty, neither we nor any of our subsidiaries are currently a party to any legal proceedings the outcome of which, we believe, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, financial condition or results of operations. Item 4. Mine Safety Disclosures Not applicable. Table of Contents 46

PART II Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities Market Information Our common stock trades on the Nasdaq Capital Market under the symbol “PRCH.” Holders There were 529 stockholders of record as of February 18, 2025. This figure does not include an estimate of the indeterminate number of “street name” or beneficial holders whose shares may be held of record by brokerage firms and clearing agencies. Dividend Policy We have not paid any cash dividends on our common stock to date. The payment of cash dividends is subject to the discretion of our Board of Directors and may be affected by various factors, including our future earnings, financial condition, capital requirements, share repurchase activity, current and future planned strategic growth initiatives, levels of indebtedness and other considerations our Board of Directors may deem relevant. Our insurance company subsidiaries are highly regulated and are restricted by statute as to the amount of dividends they may pay without the prior approval of their respective regulatory authorities. Recent Sales of Unregistered Securities During 2024, we completed contributions totaling 18.3 million newly issued shares of our common stock to HOA. These contributions supported the transition of Porch’s insurance underwriting business to a reciprocal exchange and helped to bolster HOA’s balance sheet strength and rating after the Texas May 2024 weather impacted surplus. In addition, the contribution increased HOA’s long-term surplus position, which better positions HOA for any future third party surplus note capital raise, and is expected to support premium growth in 2025 and beyond. Should Porch’s share price increase going forward, this would increase HOA’s surplus net of regulatory and statutory limitations, thereby supporting higher premium levels. While this increases HOA’s surplus, there is no impact to the consolidated financial statements for the year ended December 31, 2024. The completed equity contributions from Porch to HOA were not registered under the Securities Act in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act Performance Graph The following graph depicts the total cumulative stockholder return on our common stock from December 31, 2020, through December 31, 2024, relative to the performance of the Standard & Poor’s 500 Index “S&P 500 ” and S&P 500 Information Technology Sector Index “S&P 500 IT.” The graph assumes an initial investment of $100.00 at the close of trading on December 31, 2020. The performance shown in the graph below is not intended to forecast or be indicative of future stock price performance. Porch Group, Inc. SP 500 Index SP 500 IT Index 12/31/20 12/31/21 12/31/22 12/31/23 12/31/24 - 50 100 150 200 250 Table of Contents 47

December 31, 2020 2021 2022 2023 2024 Porch Group, Inc. $ 100 $ 109 $ 13 $ 22 $ 34 SP 500 Index 100 127 102 127 157 SP 500 IT Index 100 134 95 149 202 The performance graph and related information shall not be deemed “soliciting material” or to be “filed” with the SEC for purposes of Section 18 of the Exchange Act, nor shall such information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing, or otherwise subject to the liabilities under the Securities Act or Exchange Act, except to the extent that we specifically incorporate it by reference into such filing. Item 6. Reserved None. Table of Contents 48

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Business Overview Porch Group, Inc., together with its consolidated subsidiaries, (“Porch Group,” “Porch,” the “Company,” “we,” “our,” “us”) is a new kind of homeowners insurance company. We differentiate and look to win in the massive and growing homeowners insurance opportunity by 1) advantaged underwriting utilizing unique property data, 2) being the best partner for homebuyers, and 3) providing more home protection. As a leader in the home software-as-a-service (“SaaS”) space, we’ve built deep relationships with approximately 29 thousand companies that are key to the home-buying transaction, such as home inspectors, title companies, and mortgage companies. These relationships provide us with early insights to United States (“U.S.”) homebuyers. In partnership with these companies, we have the ability to help simplify the move for consumers with services such as insurance, warranty, moving and more. We have unique insights into the majority of U.S. properties. This helps us better understand risk and create competitive differentiation in underwriting and pricing. We aim to be the best homeowners insurance partner for homebuyers by helping with more than just insurance. We provide moving services and offer a full moving concierge through the Porch app. We help make moving easier and assist with other important services such as security, TV/Internet, and more. We provide more protection for the home by including a variety of home warranty products alongside homeowners insurance. We are able to fill gaps in protection for consumers, minimize surprises, and deepen our relationships and value proposition. In 2024, we had two reportable and operating segments: Insurance and Vertical Software. Insurance — Our Insurance segment provides consumers with insurance and warranty products to protect their homes, earning revenue through premiums collected on policies, policy fees and commissions. The Insurance segment includes Homeowners of America (“HOA”), a wholly owned insurance carrier, other insurance-related legal entities, Porch Warranty, and other warranty brands. Vertical Software — Our Vertical Software segment provides software and services to customers, including but are not limited to inspection, mortgage, title, roofing, and contractor companies on a subscription and transactional basis. These accounted for 60% of total Vertical Software segment revenue in 2024. Additionally, the Vertical Software segment provides move and post-move services, which accounted for 40% of total Vertical Software segment revenue in 2024. The Vertical Software segment operates as several key businesses, offering products including inspection software and services, title insurance software, mortgage software, moving services, mover and homeowner marketing, and measurement software for roofers. See “Item 1. Business,” Strategic Growth Pillars, for more information about changes to our business in 2025. Basis of Presentation The consolidated financial statements and accompanying notes include the accounts of Porch Group, Inc., and its wholly owned subsidiaries and were prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). All significant intercompany accounts and transactions are eliminated in consolidation. Key Performance Measures and Operating Metrics In the management of these businesses, we identify, measure and evaluate various operating metrics. The key performance measures and operating metrics used in managing the businesses are discussed below. These key performance measures and operating metrics are not prepared in accordance with GAAP and may not be comparable to or calculated in the same way as other similarly titled measures and metrics used by other companies. Table of Contents 49

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The following table summarizes operating metrics for each of the periods indicated.

		Year Ended December 31,		
		2024	2023	% Change
Gross Written Premium (in millions)	(1)	$ 452	$ 525	(14)%
Policies in Force (in thousands)		206	310	(34)%
Annualized Revenue per Policy (unrounded)		$ 1,541	$ 984	57 %
Annualized Premium per Policy (unrounded)		$ 2,470	$ 1,884	31 %
Premium Retention Rate		105 %	96 %	
Gross Loss Ratio		65 %	69 %	
Attritional Loss Ratio	(2)	22 %	34 %	
Gross Combined Ratio		79 %	88 %	
Average Companies in Quarter (unrounded)	(3)	28,604	30,476	(6)%
Average Monthly Revenue per Account in Quarter (unrounded)	(3)	$ 1,275	$ 1,184	8 %
Monetized Services (unrounded)		935,736	903,455	4 %
Average Quarterly Revenue per Monetized Service (unrounded)	(3)	$ 396	$ 404	(2)%

(1) Gross Written Premium included our insurance agency, Elite Insurance Group ("EIG"), which was sold in January 2024.

(2) Attritional loss is considered a non-GAAP financial measure. See Non-GAAP Financial Measures section for a description and reconciliation to the comparable GAAP financial measure.

(3) Amounts for periods that include more than one quarter are calculated as the average of the quarters within the period.

Gross Written Premium — We define Gross Written Premium as the total premium written by our licensed insurance carrier(s) (before deductions for reinsurance); premiums from our home warranty offerings (for the face value of one year's premium); and premiums of policies placed with third-party insurance companies for which we earn a commission.

Policies in Force — We define Policies in Force as the number of in-force policies at the end of the period for the Insurance segment, including policies and warranties written by us and policies and warranties written by third parties for which we earn a commission.

Annualized Revenue per Policy — We define Annualized Revenue per Policy as quarterly revenue for the Insurance segment, divided by the number of Policies in Force in the Insurance segment, multiplied by four.

Annualized Premium per Policy — We define Annualized Premium per Policy as the total direct earned premium for HOA, our insurance carrier, divided by the number of active insurance policies at the end of the period, multiplied by four.

Premium Retention Rate — We define Premium Retention Rate as the ratio of our insurance carrier's renewed premiums over the last four quarters to base premiums, which is the sum of the preceding year's premiums that either renewed or expired.

Gross Loss Ratio — We define Gross Loss Ratio as our insurance carrier's gross losses divided by the gross earned premium for the respective period on an accident year basis.

Attritional Loss Ratio — We define Attritional Loss Ratio as Gross Loss Ratio excluding the losses due to catastrophic weather. Catastrophic weather events include, without limitation, hurricanes, tornados, earthquakes, hailstorms, wildfires, high winds, and winter storms.

Gross Combined Ratio — We define Gross Combined Ratio as being the sum of the loss ratio including loss adjustment expense and expense ratio. This is on a statutory basis for our insurance carrier.

Average Companies in Quarter — We define Average Companies in Quarter as the straight-line average of the number of companies as of the end of period compared with the beginning of period across all of our home services verticals that (i) generate recurring revenue and (ii) generated revenue in the quarter. For new acquisitions, the number of companies is determined in the initial quarter based on the percentage of the quarter the acquired business is a part of Porch.

Average Monthly Revenue per Account in Quarter — We view our ability to increase revenue generated from existing customers as a key component of our growth strategy. Average Monthly Revenue per Account in Quarter is defined as the average revenue per month generated across all home services company customer accounts in a quarterly period. Average Monthly Revenue per Account in Quarter is derived from all customers and total revenue.

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Monetized Services — We connect consumers with home services companies nationwide and offer a full range of products and services where homeowners can, among other things: (1) compare and buy home insurance policies (along with auto, flood and umbrella policies) and warranties with competitive rates and coverage; (2) arrange for a variety of services in connection with their move, from labor to load or unload a truck to full-service, long-distance moving services; (3) discover and install home automation and security systems; (4) compare internet and television options for their new home; (5) book small handyman jobs at fixed, upfront prices with guaranteed quality; and (6) compare bids from home improvement professionals who can complete bigger jobs. We track the number of monetized services performed through our platform each quarter and the revenue generated per service performed in order to measure market penetration with homebuyers and homeowners and our ability to deliver high-revenue services within those groups. Monetized Services is defined as the total number of services from which we generated revenue, including, but not limited to, new and renewing insurance and warranty customers, completed moving jobs, security installations, TV/Internet installations or other home projects, measured over the period. Average Quarterly Revenue per Monetized Service — We believe that shifting the mix of services delivered to homebuyers and homeowners toward higher revenue services is an important component of our growth strategy. Average Quarterly Revenue per Monetized Service is the average revenue generated per monetized service performed in a quarterly period. When calculating Average Quarterly Revenue per Monetized Service, average revenue is defined as total quarterly service transaction revenues generated from monetized services. Recent Developments Reciprocal Exchange On July 29, 2024, we filed a new and updated application to form and license a Texas reciprocal exchange with the Texas Department of Insurance (“TDI”). Our application was approved by the TDI on October 25, 2024. On January 1, 2025, we completed the formation of Porch Insurance Reciprocal Exchange (“PIRE”). In connection with the formation, we completed the sale of our homeowners insurance carrier, Homeowners of America (“HOA”), to PIRE for a purchase price equal to HOA’s estimated surplus at December 31, 2024, of approximately $105 million, less $58 million of principal and unpaid interest under a surplus note issued by HOA to Porch in 2023. The purchase price was financed by a surplus note issued by PIRE to Porch, bringing the total surplus notes held by Porch to approximately $106 million. Following the sale, HOA became a wholly owned subsidiary of PIRE. Porch will manage and operate PIRE, providing services related, but not limited, to underwriting, policy renewal, risk management, insurance portfolio management, financial management, and setting investment guidelines. In addition, Porch will maintain PIRE’s books and records and be responsible for its accounting and financial reporting. In exchange for these services, Porch will receive commissions and fees. PIRE will pay all claims and claims adjustment expenses, reinsurance costs, agency commissions, and taxes and license fees. Debt Repurchase During 2024, we repurchased $51.2 million aggregate principal amount of our 2026 Notes in a series of private and open market transactions. We paid $23.2 million cash, or an average of 45.3% of par value, plus accrued interest. We recognized a $27.4 million gain on extinguishment of debt, calculated as the difference between the reacquisition price and the net carrying amount of the portion of the 2026 Notes that was extinguished. These repurchases reduced the outstanding principal on the 2026 Notes from $225.0 million as of December 31, 2023 to $173.8 million as of December 31, 2024. Sale of Business On January 31, 2024, we sold our insurance agency, Elite Insurance Group (“EIG”). The sale price was $12.2 million of which we have received $10.9 million in cash and recorded a receivable of $1.2 million as of December 31, 2024. We recorded a loss of $5.3 million in other income, net, in the Consolidated Statements of Operations and Comprehensive Loss. Weather Impact Late in the first quarter of 2024, a Texas hailstorm resulted in approximately $16.0 million of gross losses. During the second quarter of 2024, a large hurricane-like windstorm affected Houston with straight-line and long-lived winds up to 100 miles per hour. This event resulted in approximately $19.5 million of gross losses. In July 2024, Hurricane Beryl made landfall in Texas as a category 1 hurricane and impacted the Houston area, resulting in approximately $50.5 million of gross losses. In September 2024, Hurricane Helene resulted in approximately $5.8 million of gross losses. Table of Contents 51

Recoveries of Losses on Terminated Reinsurance Contract During 2023, HOA discovered that Vesttoo Ltd (“Vesttoo”), which arranged capital for one of our reinsurance contracts, faced allegations of fraudulent activity in connection with collateral it provided to HOA and certain other third parties, which allegations have since been confirmed. We have communicated and met with regulators and other key stakeholders regarding the evolving situation. This reinsurance agreement provided partial quota share coverage as well as up to approximately $175.0 million in a catastrophic event. As a result of its findings, and in accordance with the terms of the reinsurance agreement, HOA terminated the associated contract on August 4, 2023, with an effective date of July 1, 2023. Had the contract not been terminated, the contract would have expired on December 31, 2023, and HOA would have been contracted to pay approximately $20.0 million in additional premium payments during July through December 2023. Following the effective date of the termination, HOA seized available liquid collateral in the amount of approximately $47.6 million from a reinsurance trust, of which HOA was the beneficiary, and recognized a charge of $36.0 million in provision for doubtful accounts in the Consolidated Statements of Operations and Comprehensive Loss. In 2023, the Company purchased all rights from HOA for potential claims related to the fraud connected to Vesttoo and others. Subsequently, we were appointed to the statutory committee of unsecured creditors in the Chapter 11 bankruptcy of Vesttoo. We are pursuing all available legal claims and remedies to enforce our rights under the $300.0 million letter of credit required by the reinsurance agreement, and seeking recovery of all losses and damages incurred as a result of terminating the reinsurance agreement due to fraud committed by third parties. On January 19, 2024, we entered into a five-year business collaboration agreement with Aon Corp. and Aon Re, Inc. (“Aon”), resulting in payments to us of approximately $25 million in January 2024 and additional cash payments through the end of the contract term. Of the cash payments that we have or will receive through the end of the contract term, $8.7 million is non-refundable and immediately recognized in other income, net in the Consolidated Statements of Operations and Comprehensive Loss. A portion of the remaining amount is potentially refundable to Aon if we breach the agreement, including if we directly or indirectly place reinsurance with brokers unaffiliated with Aon, subject to customary cure rights. The remaining amount will be recognized in other income, net, over the term of the agreement. As part of this agreement, Aon and Porch also signed a mutual release of claims arising from the Vesttoo fraud. Porch has not released any claims against non-Aon parties related to these matters and intends to vigorously pursue recovery. In addition to this arrangement, we have also received cash recoveries from other parties in the amount of $3.0 million during the year ended December 31, 2024. Porch Common Shares Issued to HOA During 2024, we completed contributions totaling 18.3 million newly issued shares of our common stock to HOA. These contributions supported the transition of Porch’s insurance underwriting business to a reciprocal exchange and helped to bolster HOA’s balance sheet strength and rating after the Texas May 2024 weather impacted surplus. In addition, the contribution increased HOA’s long-term surplus position, which better positions HOA for any future third party surplus note capital raise, and is expected to support premium growth in 2025 and beyond. Should Porch’s share price increase going forward, this would increase HOA’s surplus net of regulatory and statutory limitations, thereby supporting higher premium levels. While this increases HOA’s surplus, there is no impact to the consolidated financial statements for the year ended December 31, 2024. Critical Accounting Estimates Our significant accounting policies, including the assumptions and judgment underlying them, are disclosed in Note 1, Description of Business and Summary of Significant Accounting Policies, of the Notes to Consolidated Financial Statements in “Item 8. Financial Statements and Supplementary Data” of this Annual Report. As disclosed in Note 1, Description of Business and Summary of Significant Accounting Policies, of the Notes to Consolidated Financial Statements, the preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates and assumptions, and those differences could be material to the consolidated financial statements. We believe that the following discussion addresses our most critical accounting estimates, which are those that are most important to the portrayal of our financial condition and results of operations and require management’s most difficult, subjective, and complex judgments. Revenue Recognition Our non-insurance performance obligations primarily include move-related transactions and post-move transactions such as delivery of homeowner leads and performance of home project services and providing access to our software platforms. The transaction price is determined based on the amount to which we expect to be entitled in exchange for providing the promised services to the customer. The transaction price in the contract is allocated to each distinct performance obligation Table of Contents 52 on a relative standalone selling price basis. In certain transactions, the transaction price is considered variable, and we record an estimate of the constrained transaction price. Changes in variable consideration may result in an increase or a decrease to revenue. Contract payment terms vary from due upon receipt to net 30 days. Collectability is assessed based on a number of factors including collection history and creditworthiness of the customer. If collectability of substantially all consideration to which we are entitled under the contract is determined to be not probable, revenue is not recorded until collectability becomes probable at a later date. Fair Value Measurements Fair value is an exit price representing the expected amount that an entity would receive to sell an asset or pay to transfer a liability in an orderly transaction with market participants at the measurement date. Fair value principles prioritize valuation inputs across three broad levels. An asset or liability’s classification within the various levels is determined based on the lowest level input that is significant to the fair value measurement. Business Combinations We have engaged in mergers and acquisitions in the past and intend to continue to make acquisitions a part of our long- term strategy. We account for business acquisitions using the acquisition method of accounting and record any identifiable intangible assets separate from goodwill. Intangible assets are recorded at fair value based on estimates as of the date of acquisition. Goodwill is recorded as the residual amount of the purchase price consideration less the fair value assigned to the individual identifiable assets acquired and liabilities assumed as of the date of acquisition. The accounting estimates associated with acquisitions are complex due to judgments and assumptions involved in determining (1) the total consideration paid because we have used cash, equity, and earnouts and (2) the value of assets acquired and liabilities assumed. We allocate the purchase price of the acquisition to the assets acquired and liabilities assumed based on estimates of the fair value at the dates of the acquisitions. Contingent consideration, which represents an obligation to make additional payments or equity interests to the former owner(s) as part of the purchase price if specified future events occur or conditions are met, is accounted for at the acquisition date fair value either as a liability or as equity depending on the terms of the acquisition agreement. Impairment of Long-Lived Assets We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be fully recoverable. Events that trigger a test for recoverability include a significant decrease in the market price for a long-lived asset, significant negative industry or economic trends, an accumulation of costs significantly in excess of the amount originally expected for the acquisition, a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset, or a sustained decrease in share price. When a triggering event occurs, a test for recoverability is performed, comparing projected undiscounted future cash flows to the carrying value of the asset group. If the test for recoverability identifies a possible impairment, the asset group’s fair value is measured relying primarily on an income approach. An impairment charge is recognized for the amount by which the carrying value of the asset group exceeds its estimated fair value. Management identifies the asset group that includes the potentially impaired long-lived asset, at the lowest level at which there are separate, identifiable cash flows. We evaluate corporate assets or other long-lived assets that are not asset group-specific at the consolidated level. We estimate the fair value of an asset group using the income approach. Such fair value measurements are based predominately on Level 3 inputs. Inherent in our development of cash flow projections are assumptions and estimates derived from a review of our operating results, business plan forecasts, expected growth rates, and cost of capital, similar to those a market participant would use to assess fair value. We also make certain assumptions about future economic conditions and other data. Many of these factors used in assessing fair value are outside the control of management and these assumptions and estimates may change in future periods. Impairment of Goodwill We test goodwill for impairment annually or more frequently when events or changes in circumstances indicate the fair value of a reporting unit may be less than its carrying amount. We have the option to perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Factors that indicate the fair value of a reporting unit may be less than its carrying amount include industry and market considerations such as a deterioration in the economic environment or a decline in market-dependent multiples or metrics, overall financial performance such as negative or declining cash flows or a decline in actual or planned revenue or earnings, increased cost factors that have a negative effect on earnings and cash flows, or a sustained decrease in share Table of Contents 53 price. The process for evaluating potential impairment of goodwill is highly subjective and requires significant judgment. If factors indicate that the fair value of the reporting unit is less than its carrying amount, we perform a quantitative assessment and the fair value of the reporting unit is estimated. If the fair value of a reporting unit is less than its carrying amount, an impairment loss is recorded to the extent that fair value of the reporting unit is less than its carrying amount. We have selected October 1 as the date to perform our annual impairment test. Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions to evaluate the impact of operating and macroeconomic changes on each reporting unit. The fair value of each reporting unit was estimated using a combination of income and market valuation approaches using publicly traded company multiples in similar businesses. Such fair value measurements are based predominately on Level 3 inputs. This analysis requires significant judgments, including estimation of future cash flows, which is dependent on internally developed forecasts, estimation of the long-term rate of growth for our business, estimation of the useful life over which cash flows will occur, and determination of our weighted average cost of capital, which is risk-adjusted to reflect the specific risk profile of the reporting unit being tested. Losses and Loss Adjustment Expenses Reserves The liability for losses and loss adjustment expenses (“LAE”) is an estimate of the amounts required to cover known incurred losses and LAE and is developed through the review and assessment of loss reports, along with the analysis of known claims. These reserves include management’s estimate of the amounts for losses incurred but not reported (“IBNR”). IBNR is reviewed regularly using a variety of actuarial techniques. We update the reserve estimates as historical loss experience develops, additional claims are reported and/or settled and new information becomes available. Any changes in estimates are reflected in operating results in the period in which the estimates are changed. Although management believes that the balance of these reserves is adequate, such liabilities are necessarily dependent on estimates, the ultimate expense may be more or less than the amounts presented. The approach and methods for developing these estimates and for recording the resulting liability are continually reviewed. Any adjustments to this reserve are recognized in the Consolidated Statements of Operations and Comprehensive Loss. Losses and LAE, less related reinsurance is charged to expense as incurred. Results of Operations Key Factors Affecting Operating Results The following key factors affected our operating results. • Gross loss ratio of 65%, an improvement from 69% in the prior year, driven by strong attritional loss ratio performance of 22%, an improvement from 34% in the prior year. • We repurchased $51.2 million of our 2026 Notes, at an average par value of 45.3%, for $23.2 million during the year ended December 31, 2024. • We continued our cost savings initiatives by hiring highly qualified individuals to replace external contracting services. • Effective April 1, 2024, we entered into a new simplified quota share reinsurance program and renewed all necessary excess of loss reinsurance contracts. • We had cash recoveries on terminated reinsurance contracts of approximately $28 million in the year ended December 31, 2024. • Continue to roll out further product enhancements in our Vertical Software businesses as we increase pricing while maintaining high customer retention. • ISN, Porch’s largest inspection brand, implemented price increases, following more than 20 feature enhancements. • We are now approved in 19 states to use Home Factors to improve risk accuracy in pricing policies for our customers. This means we can charge a lower price for policies which are low-risk and more accurately price higher risk policies. Table of Contents 54

Table of Contents

Consolidated Results of Operations

	Year Ended December 31,			
	2024	2023	$ Change	% Change
	(dollar amounts in thousands)			
Revenue	$ 437,848	$ 430,302	$ 7,546	2 %
Operating expenses:				
Cost of revenue	225,627	220,243	5,384	2 %
Selling and marketing	122,873	144,307	(21,434)	(15)%
Product and technology	55,274	58,502	(3,228)	(6)%
General and administrative	98,406	103,192	(4,786)	(5)%
Provision for doubtful accounts	239	37,180	(36,941)	(99)%
Impairment loss on intangible assets and goodwill	—	57,232	(57,232)	(100)%
Total operating expenses	502,419	620,656	(118,237)	(19)%
Operating loss	(64,571)	(190,354)	125,783	(66)%
Other income (expense):				
Interest expense	(42,536)	(31,828)	(10,708)	34 %
Change in fair value of earnout liability	—	44	(44)	(100)%
Change in fair value of private warrant liability	691	(444)	1,135	(256)%
Change in fair value of derivatives	5,869	(4,261)	10,130	(238)%
Gain on extinguishment of debt	27,436	81,354	(53,918)	(66)%
Investment income and realized gains and losses, net of investment expenses	13,697	8,285	5,412	65 %
Other income, net	28,702	3,893	24,809	637 %
Total other income	33,859	57,043	(23,184)	(41)%
Loss before income taxes	(30,712)	(133,311)	102,599	(77)%
Income tax provision	(2,117)	(622)	(1,495)	240 %
Net loss	$ (32,829)	$ (133,933)	$ 101,104	(75)%

Revenue

The overall 2% increase in revenue for the year ended December 31, 2024, when compared with the year ended December 31, 2023, was primarily driven by a 4%, or $13.0 million, increase in our Insurance segment as a result of increases in premium per policy. Insurance revenue for the year ended December 31, 2023, was impacted by the Vesttoo matter when insurance revenue increased by about $55 million as a result of the cancellation of the Vesttoo-related reinsurance coverage. Revenue from our Vertical Software segment decreased by a 4%, or $4.5 million, primarily driven by moving services which shifted to higher profit but lower revenue services and the shutdown of our corporate relocation business.

Selling and marketing

The 15% decrease in selling and marketing expenses for the year ended December 31, 2024, when compared with the year ended December 31, 2023, is primarily related to a decrease in the Insurance segment's variable policy acquisition and marketing expenses due to a decrease in commission rates, the sale of the EIG business in the current year as described in Note 12 of the Notes to Consolidated Financial Statements, and a decrease in Vertical Software segment costs consistent with the decrease in revenue in that segment. As a percentage of revenue, selling and marketing expenses represented 28% of revenue in the current year compared to 34% of revenue in the prior year.

Provision for doubtful accounts

In 2023, we charged to provision for doubtful accounts approximately $36.0 million of reinsurance balance due from a reinsurer as described in Note 14, Reinsurance, of the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data" of this Annual Report. During 2024, we experienced improvement in loss reserves related to Vesttoo of $1.3 million. We had no significant charges to the provision for doubtful accounts during 2024.

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Impairment loss on intangible assets and goodwill In 2023, we recorded a goodwill impairment charge of $55.2 million in our Insurance segment and a $2.0 million impairment charge on intangible assets in our Vertical Software segment. These impairments followed a sustained decrease in stock price, increased costs due to inflationary pressures, hardening of the reinsurance markets, volatile weather, and a deterioration of the macroeconomic environment in the housing and real estate and insurance industries. There were no impairment losses on intangible assets and goodwill during the year ended December 31, 2024. Interest expense Interest expense increased by $10.7 million, or 34%, from $31.8 million for the same period in 2023. The increase is primarily due to interest at a higher weighted average rate on a higher aggregate debt balance after issuance of the 2028 Notes in April 2023. The following table details the components of interest expense, on the Consolidated Statements of Operations and Comprehensive Loss: Year Ended December 31, 2024 2023 Contractual interest expense $ 24,047 $ 18,242 Amortization of debt issuance costs and discount 19,094 12,952 Capitalized Interest and Other (605) 634 Total interest expense $ 42,536 $ 31,828 Change in fair value of derivatives The derivative liability decreased by $5.9 million for the year ended December 31, 2024, compared to an increase of $4.3 million for the year ended December 31, 2023. The value is driven by various factors, including the fair value of the underlying debt and the assumptions regarding timing of possible repurchase events. See Note 4 in the Notes to Consolidated Financial Statements. Gain on extinguishment of debt For the year ended December 31, 2024, we recognized an $27.4 million gain on extinguishment of debt related to the partial repurchases of the 2026 Notes. See Note 7, Debt, of the Notes to Consolidated Financial Statements. In connection with the partial repurchase of the 2026 Notes in the year ended December 31, 2023, we recognized an $81.4 million gain on extinguishment of debt. See Note 7, Debt, of the Notes to Consolidated Financial Statements. Investment income and realized gains and losses, net of investment expenses Investment income and realized gains, net of investment expenses increased by $5.4 million from $8.3 million for the year ended December 31, 2023, to $13.7 million for the year ended December 31, 2024. Total investments balance as of December 31, 2024, was $182.8 million compared to $139.2 million as of December 31, 2023. A higher investment balance was the primary reason for the increase in investment income. Other income, net Other income, net, increased by $24.8 million from $3.9 million for the year ended December 31, 2023, to $28.7 million for the year ended December 31, 2024. The increase is due to recoveries of losses on reinsurance contract of $15.7 million and gain on settlement of contingent consideration of $14.9 million. These are offset by loss on sale of EIG business of $5.3 million. See Note 12 in the unaudited Notes to Consolidated Financial Statements for detail of other income, net, for each period presented. Refer to “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the 2023 Annual Report on Form 10-K as filed with the SEC on March 15, 2024, for the comparison of the results of operations for the years ended December 31, 2023 and 2022. Segment Results of Operations We operate our business as two reportable segments that are also our operating segments: Vertical Software and Insurance. For additional information about our segments, see Note 18, Segment Information, of the Notes to Consolidated Financial Statements included in “Item 8. Financial Statements and Supplementary Data” of this Annual Report. Table of Contents 56

Table of Contents

Segment Revenue

	Year Ended December 31,			
	2024	2023	$ Change	% Change
Vertical Software segment				
Software and service subscriptions	$ 71,944	$ 67,697	$ 4,247	6 %
Move-related transactions	31,892	40,350	(8,458)	(21)%
Post-move transactions	16,771	17,069	(298)	(2)%
Total Vertical Software segment revenue	120,607	125,116	(4,509)	(4)%
Insurance segment				
Insurance and warranty premiums, commissions and policy fees	318,190	305,186	13,004	4 %
Total Insurance segment revenue	318,190	305,186	13,004	4 %
Intersegment revenue (1)	(949)	—	(949)	N/A
Total revenue	$ 437,848	$ 430,302	$ 7,546	2 %

(1) Intersegment revenue relates to sales of software and service subscriptions from the Vertical Software segment to the Insurance segment.

For the year ended December 31, 2024, Vertical Software segment revenue was $120.6 million or 28% of total revenue for the same period. For the year ended December 31, 2023, Vertical Software segment revenue was $125.1 million or 29% of total revenue for the same period. The decrease in Vertical Software segment revenue was primarily driven by moving services which shifted to higher profit but lower revenue services and the shutdown of our corporate relocation business, within the move-related transactions, and was partially offset by price increases in our SaaS businesses, within software and service subscription.

Insurance segment revenue was $318.2 million for the year ended December 31, 2024, and represented 73% of total revenue for the same period. For the year ended December 31, 2023, Insurance segment revenue was $305.2 million or 71% of total revenue for the same period. The increase was mainly driven by increases in Annualized Premium per Policy of 31%. This was partially offset by a reduction in policies in force during the year and the impact of the Vesttoo matter in the last half of 2023 when insurance revenue increased by about $55 million as a result of the cancellation of the Vesttoo-related reinsurance coverage. As of December 31, 2024, we had 206 thousand Policies in Force, a 34% decrease compared to 310 thousand Policies in Force as of December 31, 2023. The decrease in the number of Policies in Force predominantly resulted from the sale of EIG in January 2024 and non-renewals of policies that are expected to be unprofitable.

Segment Adjusted EBITDA (Loss)

Segment Adjusted EBITDA (Loss) is defined as revenue less the following expenses associated with each segment: cost of revenue, selling and marketing, product and technology, general and administrative expenses, and provision for doubtful accounts. Segment Adjusted EBITDA (Loss) also excludes non-cash items or items that management does not consider reflective of ongoing core operations. See Note 18, Segment Information, of the Notes to Consolidated Financial Statements for reconciliations to GAAP consolidated financial information for the periods presented.

	Year Ended December 31,	
	2024	2023
Segment Adjusted EBITDA (Loss):		
Vertical Software	$ 16,030	$ 4,307
Insurance	43,436	12,320
Subtotal	59,466	16,627
Corporate and other	(52,295)	(61,141)
Adjusted EBITDA (Loss)	$ 7,171	$ (44,514)

Our Insurance segment had a Segment Adjusted EBITDA (Loss) of $43.4 million for the year ended December 31, 2024, compared to $12.3 million in the same period last year. The improvement from the prior year was due to lower attritional

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losses, as a result of improved underwriting, and our insurance profitability actions, including premium per policy increases of 31% increasing deductibles, non-renewal of higher risk policies, and introducing coverage exclusions for select risks. The improvements were partially offset by the effects of severe weather events. See Note 14 in the Notes to Consolidated Financial Statements for tabular presentation of premiums and net losses. Our Vertical Software segment’s Adjusted EBITDA (Loss) was $16.0 million for the year ended December 31, 2024, which improved compared to prior year due to pricing increases and strong cost control, including a reduction in workforce and stronger emphasis on our more profitable services in our moving business. Corporate expenses were $52.3 million in the year ended December 31, 2024, a $8.8 million decrease from the prior year primarily due to successful cost reduction efforts related to professional fees. Corporate expenses decreased to 12% of total revenue for the year ended December 31, 2024, from 14% in 2023. Refer to “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the 2023 Annual Report on Form 10-K as filed with the SEC on March 15, 2024, for the comparison of the results of operations for the years ended December 31, 2023 and 2022. Non-GAAP Financial Measures This Annual Report includes non-GAAP financial measures, such as Adjusted EBITDA (Loss), Adjusted EBITDA (Loss) as a percent of revenue, and Attritional Loss Ratio. Our management uses these non-GAAP financial measures as supplemental measures of our operating and financial performance, for internal budgeting and forecasting purposes, to evaluate financial and strategic planning matters, and to establish certain performance goals for incentive programs. We believe that the use of these non-GAAP financial measures provides investors with useful information to evaluate our operating and financial performance and trends and in comparing our financial results with competitors, other similar companies and companies across different industries, many of which present similar non-GAAP financial measures to investors. However, our definitions and methodology in calculating these non-GAAP measures may not be comparable to those used by other companies. In addition, we may modify the presentation of these non-GAAP financial measures in the future, and any such modification may be material. You should not consider these non-GAAP financial measures in isolation, as a substitute to or superior to financial performance measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude specified income and expenses, some of which may be significant or material, that are required by GAAP to be recorded in our consolidated financial statements. We may also incur future income or expenses similar to those excluded from these non-GAAP financial measures, and the presentation of these measures should not be construed as an inference that future results will be unaffected by unusual or non-recurring items. In addition, these non- GAAP financial measures reflect the exercise of management judgment about which income and expense are included or excluded in determining these non-GAAP financial measures. Adjusted EBITDA We define Adjusted EBITDA (Loss) as net income (loss) adjusted for interest expense; income taxes; depreciation and amortization; gain or loss on extinguishment of debt; other expense (income), net; impairments of intangible assets and goodwill; loss on reinsurance contract; impairments of property, equipment, and software; stock-based compensation expense; mark-to-market gains or losses recognized on changes in the value of contingent consideration arrangements, earnouts, warrants, and derivatives; restructuring costs; acquisition and other transaction costs; and non-cash bonus expense. Adjusted EBITDA (Loss) Margin is defined as Adjusted EBITDA (Loss) divided by total revenue. Table of Contents 58

Table of Contents

The following table reconciles net loss to Adjusted EBITDA (Loss) for the periods presented (dollar amounts in thousands).

	Year Ended December 31,	
	2024	2023
Net loss	$ (32,829)	$ (133,933)
Interest expense	42,536	31,828
Income tax provision	2,117	622
Depreciation and amortization	25,522	24,415
Gain on extinguishment of debt	(27,436)	(81,354)
Other income, net (1)	(23,208)	(3,893)
Impairment loss on intangible assets and goodwill	—	57,232
Loss (gain) on reinsurance contract (2)	(1,324)	36,042
Impairment loss on property, equipment, and software	—	254
Stock-based compensation expense	27,181	20,709
Mark-to-market gains	(10,002)	(1,003)
Restructuring costs (3)	4,185	4,015
Acquisition and other transaction costs	429	552
Adjusted EBITDA (Loss)	$ 7,171	$ (44,514)
Adjusted EBITDA (Loss) Margin	2 %	(10)%

(1) Difference from Other Income, net in Consolidated Statements of Operations and Comprehensive Loss is primarily due to a portion of the income resulting from the Aon business collaboration agreement, disclosed in Note 14, that is not a non-GAAP adjustment.

(2) See Note 14, Reinsurance, of the Notes to Consolidated Financial Statements included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report.

(3) Primarily consists of costs related to forming a reciprocal exchange.

Adjusted EBITDA (Loss) for the year ended December 31, 2024, was $7.2 million, a $51.7 million improvement from Adjusted EBITDA (Loss) of $(44.5) million for the same period in 2023. The improvement in Adjusted EBITDA (Loss) in 2024 is primarily driven by insurance profitability actions, including price increases implemented over the last year, as well as cost reductions across the business. These improvements were partially offset by the effects of severe weather events and the decline of the corporate relocation business in our Vertical Software segment.

Attritional Loss Ratio

The Attritional Loss Ratio is calculated by deducting the Gross Loss Ratio related to catastrophic weather events from total Gross Loss Ratio. Catastrophic weather events include, without limitation, hurricanes, tornados, earthquakes, hailstorms, wildfires, high winds, and winter storms. We believe the Attritional Loss Ratio is useful to investors and use this financial measure to reveal trends in our Gross Loss Ratio that may be obscured by catastrophe losses as such events cannot be accurately predicted and may cause our Gross Loss Ratio to vary significantly between periods as a result of their incidence of occurrence and magnitude. We have adopted the industry-wide catastrophe classifications of storms and other events published by Insurance Services Office, Inc. ("ISO") to track and report losses related to catastrophes. ISO classifies an event as a catastrophe when the event causes $25 million or more in direct losses. The following table reconciles Gross Loss Ratio to Attritional Loss Ratio.

	Year Ended December 31,	
	2024	2023
Gross Loss Ratio	65 %	69 %
Less: Impact of losses due to catastrophic weather	(43)%	(35)%
Attritional Loss Ratio	22 %	34 %

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Liquidity and Capital Resources In our early years, we raised capital primarily through equity investments. As a publicly traded company, we have relied on convertible debt as our primary source of capital. As of December 31, 2024, and 2023, we had $507.3 million and $558.7 million, respectively, of aggregate principal amount outstanding in convertible notes, promissory notes, line of credit, term loan facility, and advance funding arrangement. 2026 Convertible Senior Notes In September 2021, we completed a private offering of $425.0 million aggregate principal amount of 0.75% Convertible Senior Notes due on September 15, 2026 (the “2026 Notes”). As of December 31, 2024, outstanding principal was $173.8 million. The 2026 Notes are redeemable at our option after September 20, 2024. We may redeem for cash all or any portion of the 2026 Notes, at our option, on or after September 20, 2024, if the last reported sale price of the common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which we provide a notice of redemption, at a redemption price equal to 100% of the principal amount of the 2026 Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. No sinking fund is provided for the 2026 Notes. The 2026 Notes are convertible at an initial conversion rate of 39.9956 shares of common stock per one thousand dollars principal amount of 2026 Notes, which is equivalent to an initial conversion price of approximately $25.00 per share of common stock (the “Conversion Rate”). The Conversion Rate is subject to customary adjustments for certain events as described in the indenture governing the 2026 Notes. We may settle the conversion option obligation with cash, shares of our common stock, or any combination of cash and shares of our common stock. Holders of the 2026 Notes may convert the 2026 Notes at their option (in whole or in part) on or after June 15, 2026, until the close of business on the second trading day immediately preceding the maturity date of September 15, 2026. In addition, holders of the 2026 Notes may convert the 2026 Notes at their option (in whole or in part) at any time prior to the close of business on the business day immediately preceding June 15, 2026, only under certain circumstances described in Note 7, Debt, of the Notes to Consolidated Financial Statements included in “Item 8. Financial Statements and Supplementary Data” of this Annual Report. 2028 Convertible Senior Notes In April 2023, we issued $333.3 million of 6.75% Senior Secured Convertible Notes due in 2028 in a private placement transaction (the “2028 Notes”). We used a portion of the net proceeds from these 2028 Notes to repurchase $200.0 million of the 2026 Notes and to fund the repayment of the term loan facility, in each case plus accrued and unpaid interest thereon and related fees and expenses. In connection with the partial repurchase of the 2026 Notes, we recognized an $81.4 million gain on extinguishment of debt, calculated as the difference between the reacquisition price and the net carrying amount of the portion of the 2026 Notes that was extinguished. The 2028 Notes are convertible into cash, shares of common stock, or a combination of cash and shares of common stock at our election at an initial conversion rate of 39.9956 shares of common stock per one thousand dollars principal amount of the 2028 Notes, which is equivalent to an initial conversion price of approximately $25.00 per share. The 2028 Notes will mature on October 1, 2028, unless earlier repurchased, redeemed or converted. Prior to the close of business on the business day immediately preceding July 1, 2028, the 2028 Notes will be convertible at the option of the holders only upon the satisfaction of certain conditions and during certain periods. Thereafter, until the close of business on the second scheduled trading day immediately preceding the maturity date, the 2028 Notes will be convertible at the option of the holders at any time regardless of these conditions. Additionally, if more than $30.0 million aggregate principal amount of 2026 Notes remain outstanding on June 14, 2026, the holders of the 2028 Notes have the right to require us to repurchase for cash on June 15, 2026, all or any portion of the 2028 Notes, in principal amounts of $1,000 or an integral multiple thereof, at a repurchase price equal to 106.5% of the principal amount of the 2028 Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date. Advance Funding Arrangement During 2023 and 2022, we participated in an advance funding arrangement with third-party financers that provide us with contract premiums upfront for certain home warranty contracts. We remained obligated to repay these premiums to the third-party financer if a customer cancelled its warranty contract prior to full repayment of the advance funding amount received by us. In the first quarter of 2024, our obligation was completely satisfied with the third-party financers, and we had an outstanding balance of $0 as of December 31, 2024. Table of Contents 60

Cash and Cash Equivalents As of December 31, 2024, we had cash and cash equivalents of $167.6 million and $29.1 million of restricted cash and cash equivalents. The following table provides the components of restricted cash and cash equivalents on the Consolidated Balance Sheets: December 31, 2024 December 31, 2023 Held as collateral by captive reinsurer for benefit of HOA (1) $ 20,608 $ 28,341 Pledged to state departments of insurance (2) 895 1,340 Held for payment of possible warranty claims (3) 6,636 7,273 Other 1,000 1,860 Restricted cash and cash equivalents $ 29,139 $ 38,814 ______________________________________ (1) Held by our captive reinsurance business as collateral for the benefit of Homeowners of America (“HOA”). (2) Pledged to the Department of Insurance in certain states as a condition of our Certificate of Authority for the purpose of meeting obligations to policyholders and creditors. (3) Required under regulatory guidelines in 23 states and 19 states as of December 31, 2024 and December 31, 2023, respectively. Operations and Other Resources We have incurred losses since our inception, and we have an accumulated deficit at December 31, 2024 and 2023, totaling $754.9 million and $722.1 million, respectively. Based on our current operating and growth plan, management believes cash and cash equivalents at December 31, 2024, are sufficient to finance our operations, planned capital expenditures, working capital requirements and debt service obligations for at least the next 12 months. As our operations evolve and continue our growth strategy, including through acquisitions, we may elect or need to obtain alternative sources of capital, and we may finance additional liquidity needs in the future through one or more equity or debt financings. We may not be able to obtain equity or additional debt financing in the future when needed or, if available, the terms may not be satisfactory to us or could be dilutive to its stockholders. Porch Group, Inc. is a holding company that transacts a majority of its business through operating subsidiaries, including insurance subsidiaries. Consequently, our ability to pay dividends and expenses is largely dependent on dividends or other distributions from our subsidiaries. Our insurance company subsidiaries are highly regulated and are restricted by statute as to the amount of dividends they may pay without the prior approval of their respective regulatory authorities. As of December 31, 2024, HOA held cash and cash equivalents of $112.5 million and investments of $167.6 million. Insurance companies in the United States are also required by state law to maintain a minimum level of policyholder’s surplus. Insurance regulators in the states in which we operate have a risk-based capital standard designed to identify property and casualty insurers that may be inadequately capitalized based on inherent risks of the insurer’s assets and liabilities and its mix of net written premium. Insurers falling below a calculated threshold may be subject to varying degrees of regulatory action. See Note 14 in the Notes to the Consolidated Financial Statements in “Item 8. Financial Statements and Supplementary Data” of this Annual Report. We may, at any time and from time to time, seek to retire or purchase our outstanding debt or equity through cash purchases and/or exchanges for equity or debt, in open-market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will be upon such terms and at such prices as we may determine, and will depend on prevailing market conditions, liquidity requirements, contractual restrictions and other factors. The amounts involved may be material. Since the date of our incorporation, we have not engaged in any off-balance sheet arrangements, as defined in the rules and regulations of the SEC. Table of Contents 61

Table of Contents

The following table provides a summary of cash flow data for the years ended December 31, 2024 and 2023.

	Year Ended December 31,			
	2024	2023	$ Change	% Change
Net cash provided by (used in) operating activities	$ (31,682)	$ 33,929	$ (65,611)	(193)%
Net cash used in investing activities	(45,061)	(56,253)	11,192	(20)%
Net cash provided by (used in) financing activities	(23,707)	90,951	(114,658)	(126)%
Change in cash, cash equivalents and restricted cash and cash equivalents	$ (100,450)	$ 68,627	$ (169,077)	(246)%

Operating Cash Flows

Net cash used in operating activities was $31.7 million for the year ended December 31, 2024. Net cash used in operating activities includes cash outflows to cover losses from severe weather during the year, timing of working capital disbursements, and interest on convertible debt. These outflows of cash were partially offset by positive cash flow from the non-recurring cash receipt of $25 million related to the Aon agreement (see Note 14 in the Notes to the Consolidated Financial Statements).

Net cash provided by operating activities was $33.9 million for the year ended December 31, 2023. Net changes in working capital provided $88.9 million, primarily due to decreases in insurance-related receivables. Reinsurance balance due decreased as a result of shifting coverage from third-parties to our own captive reinsurer whose financial information is included in the Consolidated Financial Statements. The change in reinsurance balance due included cash proceeds in the amount of approximately $47.6 million liquid collateral received from a reinsurance trust.

Investing Cash Flows

Net cash used in investing activities was $45.1 million for the year ended December 31, 2024. Net cash used in investing activities is primarily related to purchases of investments of $110.9 million and investments to develop internal use software of $12.3 million. This was partly offset by the cash inflows related to maturities and sales of investments of $67.8 million.

Net cash used in investing activities was $56.3 million for the year ended December 31, 2023. Net cash used in investing activities is primarily related to purchases of investments of $91.0 million and investments to develop internal use software of $9.2 million. This was partly offset by the cash inflows related to maturities and sales of investments of $46.8 million.

Financing Cash Flows

Net cash used in financing activities was $23.7 million for the year ended December 31, 2024. Net cash used in financing activities is primarily related to the repurchase of the 2026 Notes of $23.4 million.

Net cash provided by financing activities was $91.0 million for the year ended December 31, 2023. Net cash provided by financing activities is primarily related to net proceeds from from issuance of the 2028 Notes debt issuance, net of fees, of $116.7 million. This was partially offset by repayment of the principal balance on the term loan facility and advance funding arrangement of $10.2 million and $4.1 million, respectively, and repurchase of stock of $5.6 million.

Contractual Obligations and Commitments

In addition to debt service payments, our principal commitments consist of obligations under leases for office space. For more information regarding our lease obligations, see Note 13, Leases, of the Notes to Consolidated Financial Statements included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report. In addition, we have a substantial level of debt. For more information regarding our debt service obligations, see Note 7, Debt, of the Notes to Consolidated Financial Statements. We also have certain non-cancellable purchase commitments primarily for data purchases. As of December 31, 2024, our other contractual commitments associated with agreements that are enforceable and legally binding and that specify all significant terms were payments of $10.4 million due in the next 12 months and $3.8 million due thereafter. For more information regarding our purchase commitments, see Note 17, Commitments and Contingencies, of the Notes to Consolidated Financial Statements. We expect to fund these obligations with cash flows from operations and cash on our balance sheet.

We have made and expect to continue to make additional investments in our infrastructure to scale our operations and increase productivity. We plan to enhance the consumer experience, our app and digital platform and integration of data platform across Porch, to invest in development of additional modules across all vertical software businesses and to enhance our corporate systems.

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Recent Accounting Pronouncements See Note 1, Description of Business and Summary of Significant Accounting Policies, of the Notes to Consolidated Financial Statements included in “Item 8. Financial Statements and Supplementary Data” of this Annual Report, for more information about recent accounting pronouncements, the timing of their adoption, and our assessment, to the extent we have made one, of their potential impact on our financial condition and our results of operations. Item 7A. Quantitative and Qualitative Disclosures About Market Risk We are exposed to a variety of market and other risks, including the effects of changes in interest rates, and inflation, as well as risks to the availability of funding sources, hazard events, and specific asset risks. Interest Rate Risk The market risk inherent in our financial instruments and financial position represents the potential loss arising from adverse changes in interest rates. As of December 31, 2024, and 2023, we had interest-bearing debt of $507.3 million and $558.7 million, respectively. Our 0.75% Convertible Senior Notes due 2026 (the “2026 Notes”) had a principal balance of $173.8 million as of December 31, 2024, a fixed coupon rate of 0.75%, and an effective interest rate of 1.3%. Our 6.75% Senior Secured Convertible Notes due 2028 (the “2028 Notes”) had a principal balance of $333.3 million as of December 31, 2024 and 2023, a fixed coupon rate of 6.75%, and an effective interest rate of 17.9%. Interest expense includes both contractual interest expense and amortization of debt issuance costs and discount. The following table details the interest expense recognized for both the 2026 and 2028 Notes: Year Ended December 31, 2024 2023 2022 Contractual interest expense for 2026 Notes $ 1,546 $ 2,142 $ 3,188 Contractual interest expense for 2028 Notes 22,500 15,688 — Amortization of debt issuance costs and discount for 2026 Notes 1,116 1,515 2,227 Amortization of debt issuance costs and discount for 2028 Notes 17,965 10,604 — Because the coupon rates are fixed, interest expense on the 2026 Notes and the 2028 Notes will not change if market interest rates increase. Other debt as of December 31, 2024, totaled $0.2 million and is variable-rate. As of December 31, 2024, our insurance segment has a $182.8 million portfolio of fixed income securities and an unrealized gain (loss) of $(5.4) million, as described in Note 3, Investments, of the Notes to Consolidated Financial Statements included in “Item 8. Financial Statements and Supplementary Data” of this Annual Report. In a rising interest rate environment, the portfolio would result in unrealized losses. As of December 31, 2024, accounts receivable and reinsurance balances due were $19.1 million and $92.3 million, respectively, were not interest-bearing assets, and are generally collected in less than 180 days. As such, we do not consider these assets to have material interest rate risk. Inflation Risk We believe our operations have been negatively affected by inflation and the change in the interest rate environment. General economic factors beyond our control and changes in the global economic environment, specifically fluctuations in inflation, including access to credit under favorable terms, could result in lower revenues, higher costs, and decreased margins and earnings in the foreseeable future. While we take action wherever possible to reduce the impact of the effects of inflation, in the case of sustained inflation across several of the markets in which we operate, it could become increasingly difficult to effectively mitigate the increases to costs. In addition, the effects of inflation on consumers’ budgets could result in the reduction of consumer spending habits, specifically in the move and post-move markets. If unable to take actions to effectively mitigate the effect of the resulting higher costs, our profitability and financial position could be materially and adversely impacted. Table of Contents 63

Foreign Currency Risk There was no material foreign currency risk for the years ended December 31, 2024, 2023 and 2022. Our activities to date have been conducted in the United States. Other Risks We are exposed to a variety of market and other risks, including risks to the availability of funding sources, reinsurance providers, weather and other catastrophic hazard events, and specific asset risks. Table of Contents 64

Item 8. Financial Statements and Supplementary Data Index to Consolidated Financial Statements Page Report of Independent Registered Public Accounting Firm (PCAOB ID 248) 66 Report of Independent Registered Public Accounting Firm (PCAOB ID 42) 67 Consolidated Financial Statements: Consolidated Balance Sheets 68 Consolidated Statements of Operations and Comprehensive Loss 69 Consolidated Statements of Stockholders’ Equity (Deficit) 70 Consolidated Statements of Cash Flows 71 Notes to Consolidated Financial Statements 73 Note 1. Description of Business and Summary of Significant Accounting Policies 73 Note 2. Revenue 83 Note 3. Investments 85 Note 4. Fair Value 88 Note 5. Property, Equipment, and Software 91 Note 6. Intangible Assets and Goodwill 91 Note 7. Debt 93 Note 8. Stockholders' Equity and Warrants 96 Note 9. Stock-Based Compensation 97 Note 10. Income Taxes 101 Note 11. 401(k) Savings Plan 102 Note 12. Business Combinations & Dispositions 103 Note 13. Leases 105 Note 14. Reinsurance 106 Note 15. Unpaid Losses and Loss Adjustment Reserve 108 Note 16. Other Income (Expense), Net 110 Note 17. Commitments and Contingencies 111 Note 18. Segment Information 113 Note 19. Net Loss Per Share 117 Note 20. Subsequent Events 118 Table of Contents 65

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM Board of Directors and Stockholders Porch Group, Inc. Opinion on the financial statements We have audited the accompanying consolidated balance sheets of Porch Group, Inc. (a Delaware corporation) and subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive loss, consolidated statements of stockholders’ equity (deficit), and consolidated statements of cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated February 25, 2025 expressed an unqualified opinion. Basis for opinion These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion. Critical Audit Matters Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters. /s/ GRANT THORNTON LLP We have served as the Company’s auditor since 2023. Bellevue, Washington February 25, 2025 Table of Contents 66

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM To the Stockholders and the Board of Directors of Porch Group, Inc. Opinion on the Financial Statements We have audited the accompanying consolidated statements of operations, comprehensive loss, stockholders' equity and cash flows of Porch Group, Inc. (the Company) for the year ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with U.S. generally accepted accounting principles. Basis for Opinion These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion. /s/ Ernst & Young LLP We served as the Company's auditor from 2015 to 2023. Seattle, Washington March 16, 2023, except for Note 18, as to which the date is February 25, 2025 Table of Contents 67

PORCH GROUP, INC. Consolidated Balance Sheets (all numbers in thousands unless otherwise stated, except per share data) December 31, 2024 2023 Assets Current assets Cash and cash equivalents $ 167,643 $ 258,418 Accounts receivable, net 19,106 24,288 Short-term investments 24,099 35,588 Reinsurance balance due 92,303 83,582 Prepaid expenses and other current assets 15,295 13,214 Deferred policy acquisition costs 17,542 27,174 Restricted cash and cash equivalents 29,139 38,814 Total current assets 365,127 481,078 Property, equipment, and software, net 22,542 16,861 Goodwill 191,907 191,907 Long-term investments 158,652 103,588 Intangible assets, net 68,746 87,216 Other assets 6,994 18,743 Total assets $ 813,968 $ 899,393 Liabilities and Stockholders' Deficit Current liabilities Accounts payable $ 4,538 $ 8,761 Accrued expenses and other current liabilities 41,245 59,396 Deferred revenue 248,669 248,683 Refundable customer deposits 12,629 17,980 Current debt 150 244 Losses and loss adjustment expense reserves 67,785 95,503 Other insurance liabilities, current 39,140 31,585 Total current liabilities 414,156 462,152 Long-term debt 403,788 435,495 Other liabilities 39,249 37,429 Total liabilities 857,193 935,076 Commitments and contingencies (Note 17) Stockholders' deficit Common stock, $0.0001 par value per share: 10 10 Authorized shares – 400 million and 400 million, at December 31, 2024 and 2023, respectively Issued and outstanding shares – 119.8 million(1) and 97.1 million, at December 31, 2024 and 2023, respectively Additional paid-in capital 717,066 690,223 Accumulated other comprehensive loss (5,446) (3,860) Accumulated deficit (754,855) (722,056) Total stockholders' deficit (43,225) (35,683) Total liabilities and stockholders' deficit $ 813,968 $ 899,393 ______________________________________ (1) Includes 18.3 million shares of common stock held by Homeowners of America Insurance Company as of December 31, 2024. The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements. Table of Contents 68

PORCH GROUP, INC. Consolidated Statements of Operations and Comprehensive Loss (all numbers in thousands unless otherwise stated, except per share data) Year Ended December 31, 2024 2023 2022 Revenue $ 437,848 $ 430,302 $ 275,948 Operating expenses: Cost of revenue 225,627 220,243 107,577 Selling and marketing 122,873 144,307 113,848 Product and technology 55,274 58,502 59,565 General and administrative 98,406 103,192 109,814 Provision for doubtful accounts 239 37,180 805 Impairment loss on intangible assets and goodwill — 57,232 61,386 Total operating expenses 502,419 620,656 452,995 Operating loss (64,571) (190,354) (177,047) Other income (expense): Interest expense (42,536) (31,828) (8,723) Change in fair value of earnout liability — 44 13,822 Change in fair value of private warrant liability 691 (444) 14,486 Change in fair value of derivatives 5,869 (4,261) — Gain on extinguishment of debt 27,436 81,354 — Investment income and realized gains and losses, net of investment expenses 13,697 8,285 1,174 Other income, net 28,702 3,893 571 Total other income 33,859 57,043 21,330 Loss before income taxes (30,712) (133,311) (155,717) Income tax provision (2,117) (622) (842) Net loss (32,829) (133,933) (156,559) Other comprehensive income (loss): Change in net unrealized loss, net of tax (1,586) 2,311 (5,912) Comprehensive loss $ (34,415) $ (131,622) $ (162,471) Net loss per share - basic and diluted $ (0.33) $ (1.39) $ (1.61) Weighted average shares outstanding used to compute net loss per share - basic and diluted 99,585 96,057 97,351 The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements. Table of Contents 69

Table of Contents

PORCH GROUP, INC.
Consolidated Statements of Stockholders' Equity (Deficit)
(all numbers in thousands unless otherwise stated)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders' Equity (Deficit)
	Shares	Amount				
Balances as of December 31, 2021	**97,962**	**$ 10**	**$ 641,406**	**$ (424,112)**	**$ (259)**	**$ 217,045**
Net loss	—	—	—	(156,559)		(156,559)
Other comprehensive loss, net of tax	—	—	—	—	(5,912)	(5,912)
Stock-based compensation	2,145	—	27,041	—	—	27,041
Issuance of common stock for acquisitions	629	—	3,552	—	—	3,552
Contingent consideration for acquisitions	—	—	530	—	—	530
Exercise of stock options	474	—	1,116	—	—	1,116
Income tax withholdings	(613)	—	(3,108)	—	—	(3,108)
Repurchase of common stock	(2,389)	—	—	(4,352)	—	(4,352)
Balances as of December 31, 2022	**98,206**	**$ 10**	**$ 670,537**	**$ (585,023)**	**$ (6,171)**	**$ 79,353**
Net loss	—	—	—	(133,933)	—	(133,933)
Other comprehensive income, net of tax	—	—	—	—	2,311	2,311
Stock-based compensation	3,122	—	20,709	—	—	20,709
Exercise of stock options	20	—	26	—	—	26
Income tax withholdings	(841)	—	(1,240)	—	—	(1,240)
Repurchases of common stock	(1,396)	—	—	—	—	—
Cancellations of common stock	(2,050)	—	—	(3,100)	—	(3,100)
Proceeds from sale of common stock	—	—	191	—	—	191
Balances as of December 31, 2023	**97,061**	**$ 10**	**$ 690,223**	**$ (722,056)**	**$ (3,860)**	**$ (35,683)**
Net loss	—	—	—	(32,829)	—	(32,829)
Other comprehensive loss, net of tax	—	—	—	—	(1,586)	(1,586)
Stock-based compensation	4,548	—	27,181	—	—	27,181
Exercise of stock options	365	—	1,137	—	—	1,137
Income tax withholdings	(516)	—	(1,475)	—	—	(1,475)
Other	—	—	—	30	—	30
Balances as of December 31, 2024	**101,458**	**$ 10**	**$ 717,066**	**$ (754,855)**	**$ (5,446)**	**$ (43,225)**

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

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PORCH GROUP, INC. Consolidated Statements of Cash Flows (all numbers in thousands unless otherwise stated) Year Ended December 31, 2024 2023 2022 Cash flows from operating activities: Net loss $ (32,829) $ (133,933) $ (156,559) Adjustments to reconcile net loss to net cash provided by (used in) operating activities Depreciation and amortization 25,522 24,415 27,930 Provision for doubtful accounts 239 37,180 805 Impairment loss on intangible assets and goodwill — 57,232 61,386 Gain on extinguishment of debt (27,436) (81,354) — Loss on divestiture of business 5,331 — — Change in fair value of private warrant liability (691) 444 (14,486) Change in fair value of contingent consideration (3,442) (5,664) 6,944 Change in fair value of derivatives (5,869) 4,217 (13,822) Stock-based compensation 27,181 20,709 27,041 Non-cash interest expense 27,294 20,756 2,270 Gain on settlement of contingent consideration (14,930) — — Other operating activities (4,054) 1,057 3,590 Change in operating assets and liabilities, net of acquisitions and divestitures Accounts receivable (155) 1,030 (4,886) Reinsurance balance due (7,397) 179,436 (70,644) Deferred policy acquisition costs 9,632 (18,458) (4,716) Accounts payable (4,223) 2,491 (697) Accrued expenses and other current liabilities (10,663) (1,386) (6,519) Losses and loss adjustment expense reserves (27,718) (5,129) 38,683 Other insurance liabilities, current 7,555 (30,125) 21,686 Deferred revenue (437) (21,583) 66,254 Refundable customer deposits (5,445) (13,925) 6,537 Other assets and liabilities, net 10,853 (3,481) (8,533) Net cash provided by (used in) operating activities (31,682) 33,929 (17,736) Cash flows from investing activities: Purchases of property and equipment (523) (851) (2,350) Capitalized internal use software development costs (12,272) (9,245) (8,100) Purchases of short-term and long-term investments (110,925) (91,015) (52,506) Maturities, sales of short-term and long-term investments 67,789 46,832 21,906 Proceeds from sale of business 10,870 — — Acquisitions, net of cash acquired — (1,974) (38,628) Net cash used in investing activities (45,061) (56,253) (79,678) Cash flows from financing activities: Proceeds from line of credit — — 5,000 Proceeds from advance funding — 319 18,643 Repayments of advance funding — (4,133) (22,746) Proceeds from issuance of debt — 116,667 10,000 Repayments of principal (23,368) (10,150) (5,150) Cash paid for debt issuance costs — (4,694) — Repurchase of stock — (5,608) (1,813) Other financing activities (339) (1,450) (2,707) Net cash provided by (used in) financing activities (23,707) 90,951 1,227 Net change in cash and cash equivalents & restricted cash and cash equivalents (100,450) 68,627 (96,187) Cash and cash equivalents & restricted cash and cash equivalents, beginning of period 297,232 228,605 324,792 Cash and cash equivalents & restricted cash and cash equivalents, end of period $ 196,782 $ 297,232 $ 228,605 Table of Contents 71

PORCH GROUP, INC. Consolidated Statements of Cash Flows - Continued (all numbers in thousands unless otherwise stated) Year Ended December 31, 2024 2023 2022 Supplemental schedule of non-cash investing and financing activities Non-cash consideration for acquisitions $ — $ — $ 12,252 Non-cash reduction in advance funding arrangement obligations 94 11,763 — Share repurchases included in accrued expenses and other current liabilities — — 2,539 Supplemental disclosures Cash paid for interest $ 23,763 $ 12,212 $ 3,512 Income tax refunds paid (received) 621 (2,287) (674) The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements. Table of Contents 72

Note 1. Description of Business and Summary of Significant Accounting Policies Description of Business Porch Group, Inc., together with its consolidated subsidiaries, (“Porch Group,” “Porch,” the “Company,” “we,” “our,” “us”) is a new kind of homeowners insurance company. We differentiate and look to win in the massive and growing homeowners insurance opportunity by 1) advantaged underwriting utilizing unique property data, 2) being the best partner for homebuyers, and 3) providing more home protection. As a leader in the home software-as-a-service (“SaaS”) space, we’ve built deep relationships with approximately 29 thousand companies that are key to the home-buying transaction, such as home inspectors, title companies, and mortgage companies. These relationships provide us with early insights to United States (“U.S.”) homebuyers. In partnership with these companies, we have the ability to help simplify the move for consumers with services such as insurance, warranty, moving and more. We have two reportable segments that are also our operating segments: Vertical Software and Insurance. See Note 18, Segment Information, for additional information on our reportable segments. We have unique insights into the majority of U.S. properties. This helps us better understand risk and create competitive differentiation in underwriting and pricing. We aim to be the best homeowners insurance partner for homebuyers by helping with more than just insurance. We provide moving services and offer a full moving concierge through the Porch app. We help make moving easier and assist with other important services such as security, TV/Internet, and more. We provide more protection for the home by including a variety of home warranty products alongside homeowners insurance. We are able to fill gaps in protection for consumers, minimize surprises, and deepen our relationships and value proposition. Basis of Presentation The consolidated financial statements and accompanying notes include the accounts of Porch Group, Inc., and its wholly owned subsidiaries and were prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). All significant intercompany accounts and transactions are eliminated in consolidation. Certain prior period amounts have been reclassified to conform to the current year’s presentation. Except for per share data or as otherwise indicated, all U.S. dollar amounts presented in the tables in these Notes to Consolidated Financial Statements are in thousands. Correction of an Immaterial Error During the fourth quarter of 2024, we recorded an out-of-period adjustment related to prior periods reflecting a $4.9 million decrease to revenue. This decrease to revenue relates to our 2023 quota share program (see Note 14, Reinsurance,) for which settlement was finalized in the fourth quarter of 2024. The adjustment included $3.8 million that related to 2023. Based on our quantitative and qualitative analysis, we do not consider the out-of-period impact to be material to our financial position or results of operations for any prior periods or for the year ended December 31, 2024. Comprehensive Loss Comprehensive loss consists of adjustments related to unrealized gains and losses on available-for-sale securities. Use of Estimates The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported of certain assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results may differ from those estimates and assumptions. Table of Contents PORCH GROUP, INC Notes to Consolidated Financial Statements (all numbers in thousands unless otherwise stated, except per share data) 73

Concentrations Financial instruments which potentially subject us to credit risk consist principally of cash, money market accounts on deposit with financial institutions, money market funds, certificates of deposit, fixed-maturity securities, and receivable balances in the course of collection. Our insurance carrier subsidiary has exposure and remains liable in the event of insolvency of its reinsurers. Management and its reinsurance intermediary regularly assess the credit quality and ratings of its reinsurer counterparties. For the year ended December 31, 2024, two reinsurers represented more than 10% individually, and 59% in the aggregate, of our total reinsurance balance due. For the year ended December 31, 2023, four reinsurers represented more than 10% individually, and 57% in the aggregate, of our total reinsurance balance due. Substantially all of our revenues in the Insurance segment are derived from customers in Texas (which represent approximately 70%, 64% and 52% of Insurance segment revenues in the years ended December 31, 2024, 2023 and 2022, respectively), South Carolina (which represent approximately 9%, 11%, and 10% of Insurance revenues in the years ended December 31, 2024, 2023 and 2022, respectively), North Carolina, Georgia, Virginia, Arizona, and Illinois which could be adversely affected by economic conditions, an increase in competition, local weather events, or environmental impacts and changes. No individual customer represented more than 10% of our total revenue for the years ended 2024, 2023 or 2022. As of December 31, 2024 and 2023, no individual customer accounted for 10% or more of our total accounts receivable. As of December 31, 2024, we held approximately $186.8 million of cash with five U.S. commercial banks. As of December 31, 2023, we held approximately $263.6 million of cash with five U.S. commercial bank. Cash, Cash Equivalents, and Restricted Cash We consider all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. We maintain cash balances that exceed the insured limits by the Federal Deposit Insurance Corporation. The following table provides the components of restricted cash and cash equivalents on the Consolidated Balance Sheets: December 31, 2024 December 31, 2023 Held as collateral by captive reinsurer for benefit of HOA (1) $ 20,608 $ 28,341 Pledged to state departments of insurance (2) 895 1,340 Held for payment of possible warranty claims (3) 6,636 7,273 Other 1,000 1,860 Restricted cash and cash equivalents $ 29,139 $ 38,814 ______________________________________ (1) Held by our captive reinsurance business as collateral for the benefit of Homeowners of America (“HOA”). (2) Pledged to the Department of Insurance in certain states as a condition of our Certificate of Authority for the purpose of meeting obligations to policyholders and creditors. (3) Required under regulatory guidelines in 23 states and 19 states as of December 31, 2024 and December 31, 2023, respectively. The reconciliation of cash, cash equivalents, and restricted cash to amounts presented in the Consolidated Statements of Cash Flows are as follows: December 31, 2024 2023 Cash and cash equivalents $ 167,643 $ 258,418 Restricted cash and cash equivalents 29,139 38,814 Cash, cash equivalents, and restricted cash and cash equivalents $ 196,782 $ 297,232 Table of Contents PORCH GROUP, INC Notes to Consolidated Financial Statements (all numbers in thousands unless otherwise stated, except per share data) 74

Investments Our investments are primarily comprised of short-term certificates of deposit, U.S. Treasury, corporate and municipal bonds, and mortgage-backed securities and are classified as available-for-sale and reported at fair value with unrealized gains and losses included in accumulated other comprehensive loss. Investments are classified as current or non-current based upon the remaining maturity of the investment. Amortization of premium and accretion of discount are computed using the effective interest method. The accretion or amortization of discounts and premiums on mortgage-backed securities takes into consideration actual and future estimated principal prepayments. We utilize estimated prepayment speed information obtained from published sources. The effects of the yield of a security from changes in principal prepayments are recognized prospectively. The degree to which a security is susceptible to yield adjustments is influenced by the difference between its carrying value and par, the relative sensitivity of the underlying mortgages backing the assets to prepayment in a changing interest rate environment, and the repayment priority for structured securities. We evaluate whether declines in the fair value of investments have resulted from an expected credit loss. See Note 3, Investments, for additional information about management’s evaluation. Realized gains and losses on sales of investments are determined using the specific-identification method. Accounts Receivable and Long-term Insurance Commissions Receivable Accounts receivable consist principally of amounts due from enterprise customers, other corporate partnerships, and individual policyholders. We estimate allowances for uncollectible receivables based on the creditworthiness of our customers, historical trend analysis, and macro-economic conditions. Consequently, an adverse change in those factors could affect our estimate of allowance for doubtful accounts. The allowance for uncollectible receivables at December 31, 2024, and 2023, was $1.7 million and $0.6 million, respectively. Long-term insurance commissions receivable balance consists of the estimated commissions from policy renewals expected to be collected. We record the amount of renewal insurance commissions expected to be collected in the next twelve months as current accounts receivable. Deferred Policy Acquisition Costs We capitalize deferred policy acquisitions costs (“DACs”), which consist primarily of commissions, premium taxes and policy underwriting and production expenses that are directly related to the successful acquisition by our insurance company subsidiary of new or renewal insurance contracts. DACs are amortized on a straight-line basis over the terms of the policies to which they relate, which is generally one year. DACs are also reduced by ceding commissions paid by reinsurance companies which represent recoveries of acquisition costs. DACs are periodically reviewed for recoverability and adjusted if necessary. Future investment income is considered in determining the recoverability of DACs. Amortized DACs included in sales and marketing expense, amounted to $39.0 million, $49.2 million, and $14.5 million for the years ended December 31, 2024, 2023, and 2022, respectively. Property, Equipment, and Software Property, equipment, and software are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets, as follows: Estimated Useful Lives Software and computer equipment 3 years Furniture, office equipment and other 3 – 5 years Internally developed software 2 years Leasehold improvements Shorter of 8 years or remaining lease term When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in the Consolidated Statements of Operations and Comprehensive Loss in the period of disposition. Maintenance and repairs that do not improve or extend the lives of the respective assets are charged to expense in the period incurred. Table of Contents PORCH GROUP, INC Notes to Consolidated Financial Statements (all numbers in thousands unless otherwise stated, except per share data) 75

We capitalize costs incurred in the development of internal use software. The capitalized costs are amortized over the estimated useful life of the software. If capitalized projects are determined to no longer be in use, they are impaired and the cost and accumulated depreciation are removed from the accounts. The resulting loss on impairment, if any, is included in the Consolidated Statements of Operations and Comprehensive Loss in the period of impairment. Goodwill We test goodwill for impairment annually or more frequently when events or changes in circumstances indicate the fair value of a reporting unit may be less than its carrying amount. We have the option to perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Factors that indicate the fair value of a reporting unit may be less than its carrying amount include industry and market considerations such as a deterioration in the economic environment or a decline in market-dependent multiples or metrics, overall financial performance such as negative or declining cash flows or a decline in actual or planned revenue or earnings, increased cost factors that have a negative effect on earnings and cash flows, or a sustained decrease in share price. The process for evaluating potential impairment of goodwill is highly subjective and requires significant judgment. If factors indicate that the fair value of the reporting unit is less than its carrying amount, we perform a quantitative assessment and the fair value of the reporting unit is estimated. If the fair value of a reporting unit is less than its carrying amount, an impairment loss is recorded to the extent that fair value of the reporting unit is less than its carrying amount. We have selected October 1 as the date to perform our annual impairment test. Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions to evaluate the impact of operating and macroeconomic changes on each reporting unit. The fair value of each reporting unit was estimated using a combination of income and market valuation approaches using publicly traded company multiples in similar businesses. Such fair value measurements are based predominately on Level 3 inputs. This analysis requires significant judgments, including estimation of future cash flows, which is dependent on internally developed forecasts, estimation of the long-term rate of growth for our business, estimation of the useful life over which cash flows will occur, and determination of our weighted average cost of capital, which is risk-adjusted to reflect the specific risk profile of the reporting unit being tested. Intangible Assets Intangible assets consist of acquired customer relationships, acquired technology, trademarks and trade names, renewal rights, insurance licenses, non-compete agreements, value of businesses acquired, and related assets that are amortized over their estimated useful lives. Certain intangible assets are considered to have indefinite lives. We test indefinite-lived intangible assets for impairment annually on October 1 and whenever events or circumstances arise that indicate an impairment may exist. See the Impairment of Long-Lived Assets section below. Impairment of Long-Lived Assets We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be fully recoverable. Events that trigger a test for recoverability include a significant decrease in the market price for a long-lived asset, significant negative industry or economic trends, an accumulation of costs significantly in excess of the amount originally expected for the acquisition, a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset, or a sustained decrease in share price. When a triggering event occurs, a test for recoverability is performed, comparing projected undiscounted future cash flows to the carrying value of the asset group. If the test for recoverability identifies a possible impairment, the asset group’s fair value is measured relying primarily on an income approach. An impairment charge is recognized for the amount by which the carrying value of the asset group exceeds its estimated fair value. Management identifies the asset group that includes the potentially impaired long-lived asset, at the lowest level at which there are separate, identifiable cash flows. We evaluate corporate assets or other long-lived assets that are not asset group-specific at the consolidated level. We estimate the fair value of an asset group using the income approach. Such fair value measurements are based predominately on Level 3 inputs. Inherent in our development of cash flow projections are assumptions and estimates derived from a review of our operating results, business plan forecasts, expected growth rates, and cost of capital, similar to those a market participant would use to assess fair value. We also make certain assumptions about future economic Table of Contents PORCH GROUP, INC Notes to Consolidated Financial Statements (all numbers in thousands unless otherwise stated, except per share data) 76 conditions and other data. Many of these factors used in assessing fair value are outside the control of management and these assumptions and estimates may change in future periods. Losses and Loss Adjustment Expenses Reserves The liability for losses and loss adjustment expenses (“LAE”) is an estimate of the amounts required to cover known incurred losses and LAE and is developed through the review and assessment of loss reports, along with the analysis of known claims. These reserves include management’s estimate of the amounts for losses incurred but not reported (“IBNR”). IBNR is reviewed regularly using a variety of actuarial techniques. We update the reserve estimates as historical loss experience develops, additional claims are reported and/or settled and new information becomes available. Any changes in estimates are reflected in operating results in the period in which the estimates are changed. Although management believes that the balance of these reserves is adequate, such liabilities are necessarily dependent on estimates, the ultimate expense may be more or less than the amounts presented. The approach and methods for developing these estimates and for recording the resulting liability are continually reviewed. Any adjustments to this reserve are recognized in the Consolidated Statements of Operations and Comprehensive Loss. Losses and LAE, less related reinsurance is charged to expense as incurred. Reinsurance In the normal course of business, we monitor return and risk and seek to reduce the overall exposure to losses that may arise from catastrophes or other events that cause unfavorable underwriting results by reinsuring certain levels of risk with other insurance enterprises or reinsurers. Our insurance company subsidiary has entered proportional and non-proportional reinsurance treaties, under which the insurance company subsidiary has ceded some, but not all, of the liabilities to third- party reinsurers including, but not limited to, catastrophe exposure. The amount and type of reinsurance employed is based on management’s analysis of capital as well as its estimates of probable maximum loss and evaluation of the conditions within the reinsurance market. We remain liable to our policyholders for the portion reinsured to the extent that any reinsurer does not meet the obligations assumed under the reinsurance agreements. To minimize our exposure to significant losses from reinsurer insolvencies, Homeowners of America (“HOA”) evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurers. Additionally, the insurance contracts are subject to contingent commission adjustments and loss participation features, which aligns our interests with those of our reinsurers. Ceded premium written is recorded in accordance with the applicable terms of the reinsurance contracts and ceded premium earned is charged against revenue over the period of the reinsurance contracts. Ceded losses incurred reduce net loss and LAE incurred over the applicable periods of the reinsurance contracts with third-party reinsurers. Other Insurance Liabilities, Current The following table details the components of other insurance liabilities, current, in the Consolidated Balance Sheets: December 31, 2024 2023 Ceded reinsurance premiums payable $ 17,141 $ 10,500 Commissions payable, reinsurers and agents 7,264 4,650 Advance premiums 8,865 5,975 Funds held under reinsurance treaty 5,284 9,820 General and accrued expenses payable 586 640 Other insurance liabilities, current $ 39,140 $ 31,585 Table of Contents PORCH GROUP, INC Notes to Consolidated Financial Statements (all numbers in thousands unless otherwise stated, except per share data) 77

Fair Value of Financial Instruments Fair value principles require disclosures regarding the manner in which fair value is determined for assets and liabilities and establishes a three-tiered fair value hierarchy into which these assets and liabilities must be grouped, based upon significant levels of inputs as follows: Level 1 Observable inputs, such as quoted prices (unadjusted) in active markets for identical assets or liabilities at the measurement date; Level 2 Observable inputs, other than Level 1 prices, such as quoted prices in active markets for similar assets and liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy. Management’s assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and consider factors specific to the asset or liability. Revenue Recognition We generate revenue from a variety of sources: • Insurance revenue in the form of insurance and warranty premiums, policy fees, commissions from reinsurers and other insurance-related fees generated through our owned insurance carrier, as well as commissions from third- party insurance carriers where we act as an independent agent; • Software and service subscription revenue generated from fees paid by companies for access to our software and provision of services; • Move-related revenue through fees received for connecting homeowners to service providers during the time of a move including movers, TV/Internet, warranty, and security monitoring providers and for providing select services directly to the homeowner; and • Post-move related revenue in the form of fees earned from introducing homeowners to home service professionals including handyman, plumbers, electricians, roofers, etc. We identify performance obligations in our non-insurance contracts with customers, which primarily include delivery of homeowner leads and commissions from third-party insurance carriers, performance of home project and moving services, and providing access to our software platforms and services. The transaction price is determined based on the amount to which we expect to be entitled in exchange for providing the promised services to the customer. The transaction price in the contract is allocated to each distinct performance obligation on a relative standalone selling price basis. Revenue is recognized when or as performance obligations are satisfied. Contract payment terms vary from due upon receipt to net 30 days. Collectability is assessed based on a number of factors including collection history and creditworthiness of the customer. If collectability of substantially all consideration to which we are entitled under the contract is determined to be not probable, revenue is not recorded until collectability becomes probable at a later date. Revenue is recorded based on the transaction price excluding amounts collected on behalf of third parties, such as sales taxes collected and remitted to governmental authorities. Insurance and Warranty Revenue Insurance Revenue Through HOA, we are authorized to write various forms of homeowners insurance. Insurance-related revenues primarily relate to premiums, policy fees, ceding commissions and reinsurance profit share. Premiums are recognized as revenue over the policy term. The portion of premiums related to the unexpired term of policies in force as of the end of the reporting period and to be earned over the remaining term of these policies, is deferred and reported as deferred revenue. Table of Contents PORCH GROUP, INC Notes to Consolidated Financial Statements (all numbers in thousands unless otherwise stated, except per share data) 78

Policy fees on policies where premium is traditionally paid in full upon inception of the policy are recognized when written. Excess ceding commissions represent the commissions from reinsurers in excess of the portion which represents the reimbursement of acquisition costs associated with insurance risk ceded to reinsurers and is earned on a pro-rata basis over the life of the reinsurance policy. Reinsurance profit share is additional ceding commissions payable to us based on attaining specified loss ratios within individual treaty years. Reinsurance profit share income is recognized when earned, which includes adjustments to earned reinsurance profit share based on changes in incurred losses. We sell homeowner and auto insurance policies for third-party insurance carriers. The transaction price for these arrangements is the estimated lifetime value (“LTV”) of the commissions to be paid by the third-party carrier for the policies sold. The LTV represents fixed first-year commission upon sale of the policy as well as the estimated variable future renewal commissions expected. We constrain the transaction price based on its best estimate of the amount which will not result in a significant reversal of revenue in a future period. After a policy is sold for an insurance carrier, we have no additional or ongoing contractual obligation to the policyholder or insurance carrier. We estimate LTV each period by evaluating various factors, including commission rates for specific carriers and estimated average plan duration based on insurance carrier and market data related to policy renewals for similar insurance policies. Management reviews and monitors changes in the data used to estimate LTV as well as the cash received for each policy type compared to original estimates. If we identify changes that we believe are indicative of an increase or decrease to prior period LTVs, we will update estimates of variable consideration. There were no changes to the estimated variable consideration for the periods presented. Warranty Revenue We provide warranty products to homeowners which are sold through various channels including home inspection companies, real estate agents and direct to customers. These products provide customers with product protection that enhances or extends coverage offered by the manufacturer’s warranty and provides additional customer-friendly benefits that go beyond the scope of a manufacturer’s warranty. Typically, our home warranty policies cover a ninety-day to three- year period. Revenue for these policies is recognized ratably over the actual warranty coverage period for each individual policy. We also offer products that customers may purchase to extend the manufacturer’s covered warranties for a term of up to twenty-five years. Revenue for these policies is recognized over the term of the agreement in proportion to our relief from risk we expect to incur in satisfying the contract obligations. Software and Service Subscription Revenue Software and service subscription revenue is primarily generated from the vertical software services provided to home inspectors, roofing companies, title insurance companies, mortgage companies, and other home services companies. We do not provide the customer with the right to take possession of any part of the software supporting the cloud-based application services. Our typical subscription contracts are monthly or annual contracts in which pricing is based on a specified volume of activity. We also provide certain data analytics, transaction monitoring and marketing services under subscription and service contracts. Fees earned for providing access to the software and services are non-refundable, and there is no right of return. Revenue is recognized based on the amount to which we are entitled for providing access to the software and services during the contract term. Move-Related Revenue Move-related revenue is generated when we connect service providers directly to homeowners and includes fees earned from providing primarily moving services directly to the homeowner. We generally invoice for move-related services on a fixed-fee or time-and-materials basis as contractually agreed-upon with the end customer. Revenue is generally recognized as services are performed, which is typically on the same day or over a few days. Fees earned for providing move-related services are non-refundable, and there is generally no right of return. In certain of our move-related product offerings, we act as the principal in the revenue transactions as we are primarily responsible to the end customer for providing the service, we have a level of discretion in establishing pricing, and we control the service prior to providing it to the end customer. This control is evidenced by the ability to identify, select, and direct the service provider that provides the ultimate service to end customers, and we recognize these revenues on a gross Table of Contents PORCH GROUP, INC Notes to Consolidated Financial Statements (all numbers in thousands unless otherwise stated, except per share data) 79 basis. In other instances, third-party merchant partners are responsible for delivering the service to the end customer. Revenue for these arrangements is recognized on a net basis. Post-Move Revenue Post-move revenue is generated by connecting third-party service providers (“Service Providers”) with homeowners that meet pre-defined criteria and who may be looking for relevant services. Revenue generated from Service Providers is recognized at a point in time upon the connection of a homeowner to the Service Provider, at which point our performance obligation has been satisfied. The transaction price is generally either a fixed price per qualifying lead or activated service (fixed consideration), or a percentage of the revenue the Service Provider ultimately generates through the homeowner connection (variable consideration). When the transaction price is variable, the transaction price is constrained and limited to an amount we believe is not probable of significant reversal. Amounts received in advance of delivery of leads to the Service Provider is recorded as deferred revenue. Certain Service Providers have the right to return leads in limited instances. An estimate of returns is included as a reduction of revenue based on historical experience or specific identification depending on the contractual terms of the arrangement. Estimated returns are not material in any period presented. Post-move revenue also includes fees earned from providing a variety of services directly to the homeowner, mainly handyman services. We generally invoice for service projects on a fixed fee or time and materials basis as contractually agreed-upon with the end customer (i.e., the transaction price). Revenue is recognized as services are performed based on an output measure of progress, which is generally over a short duration. Fees earned for providing service projects are non- refundable, and there is generally no right of return. We act as the principal in these service transactions as we are primarily responsible to the end customer for providing the service, we have a level of discretion in establishing pricing, and we control the service prior to providing it to the end customer. This control is evidenced by the ability to identify, select, and direct the service provider that provides the ultimate service to end customers. Cost of Revenue Cost of revenue primarily consists of insurance losses and loss adjustment expenses, claims personnel costs, warranty claims, third-party providers for executing moving labor and handyman services when we are managing the job, data costs related to marketing campaigns, certain call center costs, credit card processing, and merchant fees. Product and Technology Development Product and technology development costs primarily include payroll, employee benefits, stock-based compensation expense, and other headcount-related costs associated with product development, net of costs capitalized as internally developed software. Also included are cloud computing, hosting and other technology costs, software subscriptions, professional services, and amortization of internally developed software. Advertising Advertising costs are expensed as incurred. During the years ended December 31, 2024, 2023, and 2022, we incurred $11.7 million, $13.9 million, and $13.5 million in advertising costs, respectively. Advertising costs are included in selling and marketing expenses in our Consolidated Statements of Operations and Comprehensive Loss. Income Taxes We account for income taxes in accordance with Accounting Standards Codification (“ASC”) Topic 740, Income Taxes (“ASC 740”). Under the asset and liability method specified by ASC 740, deferred tax assets and liabilities are recognized for the future consequences of differences between the carrying amounts of existing assets and liabilities and their respective tax bases (temporary differences). Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are recovered or settled. Valuation allowances for deferred tax assets are established when it is more likely than not that some or all of the deferred tax assets will not be realized. Table of Contents PORCH GROUP, INC Notes to Consolidated Financial Statements (all numbers in thousands unless otherwise stated, except per share data) 80

In addition, ASC 740 provides comprehensive guidance on the recognition and measurement of tax positions in previously filed tax returns or positions expected to be taken in future tax returns. The benefit from an uncertain tax position must meet a more-likely-than-not recognition threshold and is measured at the largest amount of benefit greater than 50% determined by cumulative probability of being realized upon ultimate settlement with the taxing authority. Our policy is to recognize interest and penalties expense, if any, related to uncertain tax positions as a component of income tax expense. Stock-Based Compensation We issue stock-based compensation to employees in the form of stock options, restricted stock units, and restricted stock awards. The awards are accounted for by expensing the grant-date fair value of the related award over the requisite service period, which is generally the vesting period. Forfeitures are accounted for when they occur. We also issue awards which contain performance and/or market conditions. For awards with performance conditions, we recognize compensation expense only if the specified performance condition is probable of achievement. We update our assessment of probability at each reporting period. All compensation expense for performance awards with only market conditions is recognized if the requisite service period is fulfilled, even if the market condition is not satisfied. The awards are generally expensed on a straight-line basis, except for awards with performance or market conditions which are expensed on a graded vesting basis. Warrants We account for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms. For warrants that meet all of the criteria for equity classification, the warrants are recorded as a component of additional paid-in capital at the time of issuance. For warrants that do not meet all the criteria for equity classification, the warrants are recorded as a liability at their initial fair value, and then are remeasured as of each balance sheet date thereafter. Changes in the estimated fair value of the liability for warrants are recognized as a non-cash gain or loss on the Consolidated Statements of Operations and Comprehensive Loss in the period in which the change occurred. Business Combinations We account for business acquisitions using the acquisition method of accounting and record any identifiable intangible assets separate from goodwill. Intangible assets are recorded at fair value based on estimates as of the date of acquisition. Goodwill is recorded as the residual amount of the purchase price consideration less the fair value assigned to the individual identifiable assets acquired and liabilities assumed as of the date of acquisition. The accounting estimates associated with acquisitions are complex due to judgments and assumptions involved in determining (1) the total consideration paid because we have used cash, equity, and earnouts and (2) the value of assets acquired and liabilities assumed. We allocate the purchase price of the acquisition to the assets acquired and liabilities assumed based on estimates of the fair value at the dates of the acquisitions. Contingent consideration, which represents an obligation to make additional payments or equity interests to the former owner(s) as part of the purchase price if specified future events occur or conditions are met, is accounted for at the acquisition date fair value either as a liability or as equity depending on the terms of the acquisition agreement. Leases We determine if an arrangement is or contains a lease at inception, which is the date on which the terms of the contract are agreed to, and the agreement creates enforceable rights and obligations. Under ASC 842, Leases, a contract is or contains a lease when (i) explicitly or implicitly identified assets have been deployed in the contract and (ii) the customer obtains substantially all of the economic benefits from the use of that underlying asset and directs how and for what purpose the asset is used during the term of the contract. We also consider whether its service arrangements include the right to control the use of an asset. Operating leases are primarily for office space and are included in operating lease right-of-use assets (“ROU assets”), accrued expenses and other current liabilities, and other liabilities on our Consolidated Balance Sheets. ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. The ROU assets also include any initial direct costs incurred and lease payments made at or before the commencement date and are reduced by any lease incentives. ROU assets and liabilities are recognized at the Table of Contents PORCH GROUP, INC Notes to Consolidated Financial Statements (all numbers in thousands unless otherwise stated, except per share data) 81 lease commencement date based on the present value of lease payments over the lease term. Payments for terminating a lease are included in the lease payments only when it is probable they will be incurred. Our leases may include a non-lease component representing additional services transferred to us, such as common area maintenance for real estate. We have made an accounting policy election to account for each separate lease component and the non-lease components associated with that lease component as a single lease component. Non-lease components that are variable in nature are recorded in variable lease expense in the period incurred. We use our incremental borrowing rate to determine the present value of lease payments, as our leases do not have a readily determinable implicit discount rate. The incremental borrowing rate is the rate of interest we would have to pay to borrow on a collateralized basis over a similar term and amount in a similar economic environment. Judgment is applied in assessing factors such as Company-specific credit risk, lease term, nature and quality of the underlying collateral, currency, and economic environment in determining the incremental borrowing rate to apply to each lease. For operating leases with a term of one year or less, we have elected to not recognize a lease liability or ROU asset on our Consolidated Balance Sheets. Instead, we recognize the lease payments as expense on a straight-line basis over the lease term. Short-term lease expenses are immaterial to our Consolidated Statements of Operations and Comprehensive Loss and Consolidated Statements of Cash Flows. Accounting Standards Not Yet Adopted In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-09, Improvements to Income Tax Disclosures (“ASU 2023-09”), which requires disaggregated information about our effective tax rate reconciliation as well as information on income taxes paid. The new guidance will first be effective in our annual disclosures for the year ending December 31, 2025, and should be applied on a prospective basis with the option to apply retrospectively. Early adoption is permitted. We are in the process of assessing the impact of ASU 2023-09 on our disclosures. In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures, which requires that public entities disclose, on an annual and interim basis, disaggregated information about specific expense categories (including employee compensation, depreciation, and amortization) presented on the face of the income statement. The guidance will first be effective in our annual disclosures for the year ending December 31, 2027. Early adoption is permitted. We are in the process of assessing the impact of ASU 2024-03 on our disclosures. In November 2024, the FASB issued ASU 2024-04, Debt - Debt with Conversion and Other Options, which clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. The new guidance will first be effective in our annual disclosures for the year ending December 31, 2026, and can be applied either prospectively or retrospectively. Early adoption is permitted. We are in the process of assessing the impact of ASU 2024-04 on our consolidated financial statements and related disclosures. Accounting Standards Recently Adopted On January 1, 2024, we adopted ASU No. 2023-07, Segment Reporting--Improvements to Reportable Segment Disclosures, which requires incremental disclosures about a public entity’s reportable segments but does not change the definition of a segment or the guidance for determining reportable segments. The new guidance requires disclosure of significant segment expenses that are (1) regularly provided to (or easily computed from information regularly provided to) the chief operating decision maker and (2) included in the reported measure of segment profit or loss. The new standard also allows companies to disclose multiple measures of segment profit or loss if those measures are used to assess performance and allocate resources. We adopted ASU 2023-07 using a retrospective method. See Note 18, Segment Information, for more details. Table of Contents PORCH GROUP, INC Notes to Consolidated Financial Statements (all numbers in thousands unless otherwise stated, except per share data) 82

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(all numbers in thousands unless otherwise stated, except per share data)

Note 2. Revenue

Disaggregation of Revenue

The following table provides detail of total revenue.

	Year Ended December 31,		
	2024	2023	2022
Vertical Software segment			
Software and service subscriptions	$ 71,944	$ 67,697	$ 72,777
Move-related transactions	31,892	40,350	62,317
Post-move transactions	16,771	17,069	19,821
Total Vertical Software segment revenue	120,607	125,116	154,915
Insurance segment			
Insurance and warranty premiums, commissions and policy fees(1)	318,190	305,186	121,033
Total Insurance segment revenue	318,190	305,186	121,033
Intersegment revenue(2)	(949)	—	—
Total revenue	$ 437,848	$ 430,302	$ 275,948

(1) Revenue recognized during the years ended December 31, 2024, 2023 and 2022, includes revenue in the Insurance segment of $296.2 million, $271.1 million and $83.9 million, respectively, which is accounted for in accordance with ASC Topic 944, *Financial Services-Insurance,* and ASC Topic 460, *Guarantees,* separately from revenue from contracts with customers.

(2) Intersegment revenue relates to sales of software and service subscriptions from the Vertical Software segment to the Insurance segment.

Disclosures Related to Contracts with Customers

Timing may differ between the satisfaction of performance obligations and the invoicing and collection of amounts related to contracts with customers. Liabilities are recorded for amounts that are collected in advance of the satisfaction of performance obligations. To the extent a contract exists, as defined by ASC Topic 606, *Revenue from Contracts with Customers*, ("ASC 606") these liabilities are classified as deferred revenue. To the extent that a contract does not exist, as defined by ASC 606, these liabilities are classified as refundable customer deposits. Refundable customer deposits related to contracts with customers were not material at December 31, 2024 and 2023.

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Insurance Commissions Receivable A summary of the activity impacting insurance commissions receivable is presented below: Balance at January 1, 2022 $ 9,384 Estimated lifetime value of commissions on insurance policies sold by carriers 9,925 Cash receipts (3,788) Balance at December 31, 2022 15,521 Estimated lifetime value of commissions on insurance policies sold by carriers 6,583 Cash receipts (4,711) Balance at December 31, 2023 17,393 Estimated lifetime value of commissions on insurance policies sold by carriers 1,506 Cash receipts (491) Value of commissions sold with business disposition (Note 12) (16,982) Balance at December 31, 2024 $ 1,426 As of December 31, 2024 and 2023, $0.3 million and $4.0 million, respectively, of insurance commissions receivable were expected to be collected within the immediately following 12 months and therefore were included in accounts receivable, net, on the Consolidated Balance Sheets. The remaining $1.2 million and $13.4 million as of December 31, 2024 and 2023, respectively, of insurance commissions receivable are expected to be collected after the immediately following 12 months and were included in long-term insurance commissions receivable on the Consolidated Balance Sheets. Deferred Revenue A summary of the activity impacting deferred revenue in the Vertical Software segment is presented below: Vertical Software Segment Deferred Revenue Balance at January 1, 2022 $ 3,814 Additional amounts deferred 19,421 Impact of acquisitions 137 Revenue recognized (19,498) Balance at December 31, 2022 3,874 Additional amounts deferred 16,142 Revenue recognized (16,301) Balance at December 31, 2023 3,715 Additional amounts deferred 19,436 Revenue recognized (19,716) Balance at December 31, 2024 $ 3,435 Deferred revenue on our Consolidated Balance Sheets as of December 31, 2024 and 2023, includes $245.2 million and $245.0 million, respectively, of deferred revenue related to our Insurance segment. Remaining Performance Obligations We have applied the practical expedients not to present unsatisfied performance obligations for (i) contracts with an original expected length of one year or less, (ii) contracts with variable consideration that is allocated entirely to unsatisfied performance obligations or to a wholly unsatisfied promise accounted for under the series guidance, and (iii) contracts for which we recognize revenue at the amount which we have the right to invoice for services performed. Table of Contents PORCH GROUP, INC Notes to Consolidated Financial Statements (all numbers in thousands unless otherwise stated, except per share data) 84

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Notes to Consolidated Financial Statements

(all numbers in thousands unless otherwise stated, except per share data)

Warranty Revenue and Related Balance Sheet Disclosures

We recognize an asset for the incremental costs of obtaining a contract with a customer if we expect the benefit of those costs to be longer than one year. As of December 31, 2024 and 2023, we had $0.3 million and $0.4 million, respectively, of capitalized costs in prepaid expenses and other current assets. As of December 31, 2024 and 2023, we had $1.0 million and $— million, respectively, in other assets on the consolidated balance sheets.

Payments received in advance of warranty services provided are included in refundable customer deposits or deferred revenue based upon the cancellation and refund provisions within the respective agreement. The following table provides balances as of the dates shown:

	December 31, 2024	December 31, 2023
Refundable customer deposits	$ 12,598	$ 17,911
Deferred revenue	$ 2,751	$ 3,887
Non-current deferred revenue (1)	$ 2,433	$ 2,856

(1) Non-current deferred revenue is included in other liabilities in the Consolidated Balance Sheets.

We incurred $7.1 million and $5.5 million in expenses related to warranty claims for the years ended December 31, 2024 and 2023, respectively.

Note 3. Investments

The following table summarizes investment income and realized gains and losses on investments during the periods presented.

	Year Ended December 31,		
	2024	2023	2022
Investment income, net of investment expenses	$ 13,516	$ 8,428	$ 1,544
Realized gains on investments	417	113	22
Realized losses on investments	(236)	(256)	(392)
Investment income and realized gains and losses, net of investment expenses	$ 13,697	$ 8,285	$ 1,174

The following tables summarize the amortized cost, fair value, and unrealized gains and losses of investment securities.

	December 31, 2024			
		Gross Unrealized		
	Amortized Cost	Gains	Losses	Fair Value
U.S. Treasuries	$ 27,489	$ 34	$ (421)	$ 27,102
Obligations of states, municipalities and political subdivisions	12,602	26	(756)	11,872
Corporate bonds	72,996	192	(2,292)	70,896
Residential and commercial mortgage-backed securities	62,721	85	(2,032)	60,774
Other loan-backed and structured securities	12,335	28	(256)	12,107
Total investment securities	$ 188,143	$ 365	$ (5,757)	$ 182,751

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	December 31, 2023			
		Gross Unrealized		
	Amortized Cost	Gains	Losses	Fair Value
U.S. Treasuries	$ 43,931	$ 95	$ (330)	$ 43,696
Obligations of states, municipalities and political subdivisions	18,281	100	(961)	17,420
Corporate bonds	51,678	430	(2,067)	50,041
Residential and commercial mortgage-backed securities	25,452	153	(1,004)	24,601
Other loan-backed and structured securities	3,694	13	(289)	3,418
Total investment securities	$ 143,036	$ 791	$ (4,651)	$ 139,176

The amortized cost and fair value of securities at December 31, 2024, by contractual maturity, are shown in the following table. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2024	
Remaining Time to Maturity	Amortized Cost	Fair Value
Due in one year or less	$ 22,422	$ 22,355
Due after one year through five years	39,119	38,328
Due after five years through ten years	36,424	34,586
Due after ten years	15,120	14,601
Residential and commercial mortgage-backed securities	62,721	60,774
Other loan-backed and structured securities	12,337	12,107
Total	$ 188,143	$ 182,751

Investments as of December 31, 2024, include $15.1 million of investments held by our captive reinsurance businesses as collateral for the benefit of HOA. Of this amount, $1.6 million is classified as short-term investments, and $13.5 million is classified as long-term investments.

The following table presents investments pledged to the Department of Insurance in certain states as a condition of the Certificate of Authority for the purpose of meeting obligations to policyholders and creditors.

	December 31,	
	2024	2023
Certificates of deposit	$ 1,996	$ 1,266
U.S. Treasury notes	1,034	706
	3,030	1,972

Pledged certificates of deposit include $0.3 million in short-term investments and $1.7 million in long-term investments on the accompanying Consolidated Balance Sheets as of December 31, 2024. Pledged U.S. Treasury notes include $0.3 million in short-term investments and $0.7 million in long-term investments on the accompanying Consolidated Balance Sheets as of December 31, 2024. Pledged certificates of deposit of $1.3 million and pledged U.S. Treasury notes of $0.7 million are included in long-term investments on the accompanying Consolidated Balance Sheets as of December 31, 2023.

Expected Credit Losses

We regularly review our individual investment securities for factors that may indicate that a decline in fair value of an investment has resulted from an expected credit loss, including:

- the financial condition and near-term prospects of the issuer, including any specific events that may affect its operations or earnings;

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- the extent to which the market value of the security is below its cost or amortized cost;
- general market conditions and industry or sector specific factors;
- nonpayment by the issuer of its contractually obligated interest and principal payments; and
- our intent and ability to hold the investment for a period of time sufficient to allow for the recovery of costs.

Securities with gross unrealized loss position, aggregated by investment category and length of time the individual securities have been in a continuous loss position, are as follows:

	Less Than Twelve Months		Twelve Months or Greater		Total	
As of December 31, 2024	**Gross Unrealized Loss**	**Fair Value**	**Gross Unrealized Loss**	**Fair Value**	**Gross Unrealized Loss**	**Fair Value**
U.S. Treasuries	$ (376)	$ 7,881	$ (45)	$ 525	$ (421)	$ 8,406
Obligations of states, municipalities and political subdivisions	(652)	7,738	(104)	1,175	(756)	8,913
Corporate bonds	(2,063)	47,045	(229)	3,100	(2,292)	50,145
Residential and commercial mortgage-backed securities	(1,671)	49,585	(361)	2,691	(2,032)	52,276
Other loan-backed and structured securities	(249)	6,976	(7)	49	(256)	7,025
Total securities	$ (5,011)	$ 119,225	$ (746)	$ 7,540	$ (5,757)	$ 126,765

	Less Than Twelve Months		Twelve Months or Greater		Total	
As of December 31, 2023	**Gross Unrealized Loss**	**Fair Value**	**Gross Unrealized Loss**	**Fair Value**	**Gross Unrealized Loss**	**Fair Value**
U.S. Treasuries	$ (280)	$ 12,345	$ (50)	$ 515	$ (330)	$ 12,860
Obligations of states, municipalities and political subdivisions	(813)	8,445	(148)	1,639	(961)	10,084
Corporate bonds	(1,698)	21,104	(369)	4,677	(2,067)	25,781
Residential and commercial mortgage-backed securities	(621)	8,673	(383)	3,072	(1,004)	11,745
Other loan-backed and structured securities	(281)	2,790	(8)	52	(289)	2,842
Total securities	$ (3,693)	$ 53,357	$ (958)	$ 9,955	$ (4,651)	$ 63,312

At December 31, 2024 and 2023, there were 452 and 410 individual securities, respectively, in an unrealized loss position. Of these securities, 70 had been in an unrealized loss position for 12 months or longer as of December 31, 2024. At December 31, 2023, 80 individual securities were in an unrealized loss position for 12 months or longer.

We believe there were no fundamental issues such as credit losses or other factors with respect to any of our available-for-sale securities. The unrealized losses on investments in fixed-maturity securities were caused primarily by interest rate changes. We expect that the securities will not be settled at a price less than par value of the investments. Because the declines in fair value are attributable to changes in interest rates or market conditions and not credit quality, and because we have the ability and intent to hold our available-for-sale investments until a market price recovery or maturity, we do not consider any of our investments to have any decline in fair value due to expected credit losses at December 31, 2024 or 2023.

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Note 4. Fair Value The following tables summarize the fair value measurements of assets and liabilities that are measured at fair value on a recurring basis. Fair Value Measurement as of December 31, 2024 Level 1 Level 2 Level 3 Total Fair Value Assets Money market mutual funds $ 111,950 $ — $ — $ 111,950 Debt securities: U.S. Treasuries 27,102 — — 27,102 Obligations of states, municipalities and political subdivisions — 11,872 — 11,872 Corporate bonds — 70,896 — 70,896 Residential and commercial mortgage-backed securities — 60,774 — 60,774 Other loan-backed and structured securities — 12,107 — 12,107 $ 139,052 $ 155,649 $ — $ 294,701 Liabilities Contingent consideration - business combinations (1) $ — $ — $ 83 $ 83 Private warrant liability (2) — — 460 460 Embedded derivatives (3) — — 22,262 22,262 $ — $ — $ 22,805 $ 22,805 Fair Value Measurement as of December 31, 2023 Level 1 Level 2 Level 3 Total Fair Value Assets Money market mutual funds $ 165,744 $ — $ — $ 165,744 Debt securities: U.S. Treasuries 43,696 — — 43,696 Obligations of states, municipalities and political subdivisions — 17,420 — 17,420 Corporate bonds — 50,041 — 50,041 Residential and commercial mortgage-backed securities — 24,601 — 24,601 Other loan-backed and structured securities — 3,418 — 3,418 $ 209,440 $ 95,480 $ — $ 304,920 Liabilities Contingent consideration - business combinations (4) $ — $ — $ 18,455 $ 18,455 Private warrant liability (5) — — 1,151 1,151 Embedded derivatives (5) — — 28,131 28,131 $ — $ — $ 47,737 $ 47,737 ________________________________________________________ (1) The Consolidated Balance Sheets include less than $0.1 million in accrued expenses and other current liabilities and less than $0.1 million in other liabilities as of December 31, 2024, for contingent consideration related to business combinations. (2) Private warrant liability is included in accrued expenses and other current liabilities in the Consolidated Balance Sheets as of December 31, 2024. (3) Embedded derivatives balance is included in other liabilities in the Consolidated Balance Sheets as of December 31, 2024. (4) The Consolidated Balance Sheets include $14.8 million in accrued expenses and other current liabilities and $3.7 million in other liabilities as of December 31, 2023, for contingent consideration related to business combinations. (5) Private warrant liability and embedded derivatives balances are included in other liabilities in the Consolidated Balance Sheets as of December 31, 2023. Table of Contents PORCH GROUP, INC Notes to Consolidated Financial Statements (all numbers in thousands unless otherwise stated, except per share data) 88

Financial Assets Money market mutual funds are valued at the closing price reported by the fund sponsor from an actively traded exchange. As the funds are generally maintained at a net asset value which does not fluctuate, cost approximates fair value. These are included with U.S. Treasuries as Level 1 measurements in the table above. The fair values for available-for-sale fixed- maturity securities are based upon prices provided by an independent pricing service and included as Level 2 measurements in the table above. We have reviewed these prices for reasonableness and have not adjusted any prices received from the independent provider. Level 2 securities represent assets whose fair value is determined using observable market information such as previous day trade prices, quotes from less active markets or quoted prices of securities with similar characteristics. There were no transfers between Level 1 and Level 2. Contingent Consideration – Business Combinations As part of the acquisition of Floify, LLC (“Floify”) in October 2021, we issued shares as partial closing consideration to the sellers of Floify and guaranteed that the value of those shares would equal or exceed 200% of such price on or prior to December 31, 2024 (the “True-Up Obligation”). The True-Up Obligation could be settled at our option in cash, Porch common stock, or a combination thereof. On March 27, 2024, we entered into a settlement agreement and mutual release of claims with the sellers of Floify to settle a post-closing dispute. As part of the of this agreement, the sellers of Floify agreed to terminate the True-Up Obligation in full and released from restriction approximately $0.9 million of escrowed cash to us. We estimated the fair value of the True-Up Obligation as of the settlement date using the Monte Carlo simulation method. The fair value is based on the simulated market price of our common stock over the maturity date of the True-Up Obligation. As of March 27, 2024, the key inputs used to determine the fair value of $14.9 million included the stock price of $4.13, strike price of $36.00, discount rate of 23.6% and volatility of 95%. Subsequent to the valuation, we recognized a gain on settlement in other income, net, in the Consolidated Statements of Operations and Comprehensive Loss equal to the fair value of $14.9 million. As of December 31, 2023, the key inputs used in the determination of the fair value of $14.0 million included the stock price of $3.08, strike price of $36.00, discount rate of 27.9% and volatility of 90%. We estimated the fair value of other business combination contingent consideration based on specific metrics related to the acquisition of Residential Warranty Services (“RWS”) in April 2022, using the discounted cash flow method. The fair value is based on a percentage of revenue over the maturity date of the contingent consideration. As of December 31, 2024, the key inputs used to determine the fair value of $0.1 million were management’s cash flow estimates and the discount rate of 14%. As of December 31, 2023, the key inputs used to determine the fair value of $4.4 million were management’s cash flow estimates and the discount rate of 17%. Private Warrants We estimated the fair value of the private warrants using the Black-Scholes-Merton option pricing model. As of December 31, 2024, the key inputs used to determine the fair value included exercise price of $11.50 per share, expected volatility of 67%, remaining contractual term of 0.98 years, and stock price of $4.92 per share. As of December 31, 2023, the key inputs used to determine the fair value included exercise price of $11.50 per share, expected volatility of 95%, remaining contractual term of 1.98 years, and stock price of $3.08 per share. Embedded Derivatives In connection with the issuance of senior secured convertible notes in April 2023 (see Note 7, Debt, for more information) and in accordance with ASC 815-15, Derivatives and Hedging – Embedded Derivatives, certain features of the senior secured convertible notes were bifurcated and accounted for separately from the notes. The following features are recorded as derivatives. • Repurchase option. If more than $30 million aggregate principal amount of the 2026 Notes remains outstanding on June 14, 2026, the 2028 Note holders have the right to require us to repurchase for cash on June 15, 2026, all or any portion of their 2028 Notes, in principal amounts of one thousand dollars or an integral number thereof, at a repurchase price equal to 106.5% of the principal amount of the 2028 Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date. • Fundamental change option. If we undergo a fundamental change, as defined in the indenture governing the 2028 Notes and subject to certain conditions, holders of the 2028 Notes have the right to require us to repurchase for cash all or any portion of their 2028 Notes, in principal amounts of one thousand dollars or an Table of Contents PORCH GROUP, INC Notes to Consolidated Financial Statements (all numbers in thousands unless otherwise stated, except per share data) 89

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integral multiple thereof, at a repurchase price equal to 105.25% of the principal amount of the 2028 Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date. A fundamental change includes events such as a change in control, recapitalization, liquidation, dissolution, or delisting.

- *Asset sale repurchase option.* If we sell assets and receive net cash proceeds of $2.5 million in excess of the Asset Sale Threshold (as defined below) (such excess net cash proceeds, the "Excess Proceeds"), we must offer to all holders of 2028 Notes to repurchase their 2028 Notes for an aggregate amount of cash equal to 50% of such Excess Proceeds at a repurchase price per 2028 Note equal to 100% of the principal amount thereof, plus accrued and unpaid interest to, but excluding, the relevant purchase date, if any. "Asset Sale Threshold" means $20.0 million in the aggregate, provided that on and after the date on which the cumulative net cash proceeds received by the Company and its restricted subsidiaries from the sale of assets after April 20, 2023 exceeds $20.0 million in the aggregate, the "Asset Sale Threshold" means $0. As of December 31, 2024, our remaining Asset Sale Threshold was $9.1 million (See Note 12).

The inputs for determining fair value of the embedded derivatives are classified as Level 3 inputs. Level 3 fair value is based on unobservable inputs based on the best information available. These inputs include the probabilities of a repurchase, a fundamental change, and qualifying asset sales, ranging from 3% to 50%.

Level 3 Rollforward

Fair value measurements categorized within Level 3 are sensitive to changes in the assumptions or methodology used to determine fair value, and such changes could result in a significant increase or decrease in the fair value.

The changes for Level 3 items measured at fair value on a recurring basis using significant unobservable inputs are as follows:

	Contingent Consideration - Business Combinations	Embedded Derivatives	Private Warrant Liability
Fair value as of December 31, 2023	$ 18,455	$ 28,131	$ 1,151
Additions	—	—	—
Settlements	(14,930)	—	—
Change in fair value, loss (gain) included in net loss[(1)]	(3,442)	(5,869)	(691)
Fair value as of December 31, 2024	$ 83	$ 22,262	$ 460

	Contingent Consideration - Earnout [(2)]	Contingent Consideration - Business Combinations	Embedded Derivatives	Private Warrant Liability
Fair value as of December 31, 2022	$ 44	$ 24,546	$ —	$ 707
Additions	—	—	23,870	—
Settlements	—	(427)	—	—
Change in fair value, loss (gain) included in net loss[(1)]	(44)	(5,664)	4,261	444
Fair value as of December 31, 2023	$ —	$ 18,455	$ 28,131	$ 1,151

(1) Changes in fair value of contingent consideration related to business combinations are included in general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Loss. Changes in fair value of the earnout contingent consideration, private warrant liability, and embedded derivatives are included in other income, net in the Consolidated Statements of Operations and Comprehensive Loss.

(2) The earnout contingent consideration period ended December 23, 2023, and the remaining liability was subsequently written off.

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Fair Value Disclosure As of December 31, 2024 and 2023, the fair value of the 2026 Notes (see Note 7, Debt, for more information) was $137.7 million and $73.1 million, respectively. As of December 31, 2024 and 2023, the fair value of the 2028 Notes (see Note 7, Debt, for more information) was $278.3 million and $196.7 million, respectively. The fair value of other notes approximate the unpaid principal balance. All debt, other than the convertible notes which are Level 2, is considered a Level 3 measurement. Note 5. Property, Equipment, and Software Property, equipment, and software, net, consists of the following: December 31, 2024 2023 Software and computer equipment $ 8,051 $ 8,340 Furniture, office equipment, and other 1,471 1,573 Internally developed software 35,096 24,526 Leasehold improvements 928 1,176 Total 45,546 35,615 Less: Accumulated depreciation and amortization (23,004) (18,754) Property, equipment, and software, net $ 22,542 $ 16,861 Depreciation and amortization expense related to property, equipment, and software was $7.1 million, $5.0 million, and $4.2 million for the years ended December 31, 2024, 2023 and 2022, respectively. Losses due to impairment of long-lived assets, other than intangible assets, were less than $0.1 million during 2024, and totaled $0.3 million and $0.6 million during 2023 and 2022, respectively, and are included in product and technology expense in the Consolidated Statements of Operations and Comprehensive Loss. Note 6. Intangible Assets and Goodwill Intangible Assets Intangible assets are stated at cost or acquisition-date fair value, less accumulated amortization and impairment. The following tables summarize intangible asset balances. As of December 31, 2024 Weighted Average Useful Life (in years) Intangible Assets, Gross Accumulated Amortization and Impairment Intangible Assets, Net Customer relationships 9 $ 69,024 $ (32,620) $ 36,404 Acquired technology 5 28,001 (20,490) 7,511 Trademarks and tradenames 11 23,443 (8,708) 14,735 Non-compete agreements 5 301 (182) 119 Renewal rights 6 9,734 (4,717) 5,017 Insurance licenses Indefinite 4,960 — 4,960 Total intangible assets $ 135,463 $ (66,717) $ 68,746 Table of Contents PORCH GROUP, INC Notes to Consolidated Financial Statements (all numbers in thousands unless otherwise stated, except per share data) 91

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Notes to Consolidated Financial Statements

(all numbers in thousands unless otherwise stated, except per share data)

As of December 31, 2023	Weighted Average Useful Life (in years)	Intangible Assets, Gross	Accumulated Amortization and Impairment	Intangible Assets, Net
Customer relationships	8	$ 69,504	$ (24,153)	$ 45,351
Acquired technology	5	36,041	(22,358)	13,683
Trademarks and tradenames	11	23,443	(6,701)	16,742
Non-compete agreements	3	616	(455)	161
Value of business acquired	1	400	(400)	—
Renewal rights	6	9,734	(3,415)	6,319
Insurance licenses	Indefinite	4,960	—	4,960
Total intangible assets		$ 144,698	$ (57,482)	$ 87,216

Aggregate amortization expense related to intangibles was $18.5 million, $19.4 million, and $23.8 million for the years ended December 31, 2024, 2023 and 2022, respectively. The following table shows estimated future intangible amortization expense for the next five years and thereafter.

Year ending December 31,	Estimated Amortization Expense
2025	$ 14,843
2026	10,182
2027	9,044
2028	8,328
2029	7,446
Thereafter	13,943
	$ 63,786

Goodwill

The following table summarizes the changes in the carrying amount of goodwill:

Balance as of December 31, 2021	$ 225,654
Acquisitions	38,064
Impairment loss (Insurance segment)	(43,758)
Purchase price adjustments[(1)]	24,737
Balance as of December 31, 2022, net of accumulated impairment of $43.8 million	244,697
Acquisitions	2,421
Impairment loss (Insurance segment)	(55,211)
Balance as of December 31, 2023 and 2024[(2)], net of accumulated impairment of $99.0 million	191,907

(1) During the year ended December 31, 2022, we recorded an adjustment to the fair value of net assets previously acquired during the year ended December 31, 2021.

(2) There were no changes in the carrying amount of goodwill for the year ended December 31, 2024.

During our annual impairment testing as of October 1, 2024, we performed a qualitative assessment and determined that it was not more likely than not that the fair value of each reporting unit was less than its carrying value. Therefore, we did not perform a quantitative assessment as of that date.

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Notes to Consolidated Financial Statements
(all numbers in thousands unless otherwise stated, except per share data)

We continue to monitor our reporting units at risk of impairment for interim impairment indicators and believe that the estimates and assumptions used in the calculations are reasonable as of December 31, 2024. We also reconcile the fair value of our reporting units to our market capitalization. Should the fair value of either of our reporting units fall below its carrying amount because of reduced operating performance, market declines including a deterioration of the macroeconomic environment in the housing and real estate or insurance industries, changes in the discount rate, or other adverse conditions, goodwill impairment charges may be necessary in future periods.

Note 7. Debt

The following tables summarize outstanding debt as of December 31, 2024 and 2023.

	Principal	Unamortized Debt Issuance Costs & Discount	Carrying Value
Convertible senior notes, due 2026	$ 173,771	$ (1,616)	$ 172,155
Convertible senior notes, due 2028	333,334	(101,701)	231,633
Other notes	150	—	150
Balance as of December 31, 2024	$ 507,255	$ (103,317)	$ 403,938

	Principal	Unamortized Debt Issuance Costs & Discount	Carrying Value
Convertible senior notes, due 2026	$ 225,000	$ (3,311)	$ 221,689
Convertible senior notes, due 2028	333,334	(119,665)	213,669
Advance funding arrangement	94	—	94
Other notes	300	(13)	287
Balance as of December 31, 2023	$ 558,728	$ (122,989)	$ 435,739

Minimum principal payment commitments as of December 31, 2024, are as follows:

Year ending December 31,	Principal Payments
2025	$ 150
2026	173,771
2027	15,000
2028	318,334
	$ 507,255

2026 Convertible Senior Notes

In September 2021, we completed a private Rule 144A offering of $425 million aggregate principal amount of 0.75% Convertible Senior Notes due on September 15, 2026 (the "2026 Notes") at an issue price of 100%, which includes $40 million aggregate principal amount of 2026 Notes issued and sold pursuant to the exercise of the initial purchasers' option to purchase additional 2026 Notes. The 2026 Notes were offered only to qualified institutional buyers (as defined in the Securities Act of 1933, as amended (the "Securities Act")), pursuant to Rule 144A under the Securities Act. The net proceeds from the sale of the 2026 Notes were approximately $413.5 million after deducting the initial purchasers' fees and other estimated expenses.

The 2026 Notes were not redeemable at our option prior to September 20, 2024. We may redeem for cash all or any portion of the 2026 Notes, at our option, on or after September 20, 2024, if the last reported sale price of the common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during

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any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which we provide a notice of redemption, at a redemption price equal to 100% of the principal amount of the 2026 Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. We have not redeemed any of the 2026 Notes. No sinking fund is provided for the 2026 Notes. The 2026 Notes are convertible at an initial conversion rate of 39.9956 shares of common stock per one thousand dollars principal amount of 2026 Notes, which is equivalent to an initial conversion price of approximately $25.00 per share of common stock (the “Conversion Rate”). The Conversion Rate is subject to customary adjustments for certain events as described in the indenture governing the 2026 Notes. We may settle the conversion option obligation with cash, shares of our common stock, or any combination of cash and shares of our common stock. Holders of the 2026 Notes may convert the 2026 Notes at their option (in whole or in part) on or after June 15, 2026, until the close of business on the second trading day immediately preceding the maturity date of September 15, 2026. In addition, holders of the 2026 Notes may convert the 2026 Notes at their option (in whole or in part) at any time prior to the close of business on the business day immediately preceding June 15, 2026, only under the following circumstances: • during any fiscal quarter commencing after the calendar quarter ending on December 31, 2021, if our common stock price exceeds 130% of the conversion price for at least 20 trading days during the 30 consecutive trading days at the end of the prior calendar quarter; • during the five business days after any five consecutive trading days in which the trading price per one thousand dollars of 2026 Notes was less than 98% of the product of the closing sale price of our common stock and the then current conversion rate; • upon the occurrence of certain corporate actions; • upon the occurrence of a fundamental change, a make-whole fundamental change or any share exchange event; or • prior to the related redemption date if we elect to exercise the company call option. Upon the occurrence of a make-whole fundamental change or the exercise of our redemption option, we will, under certain circumstances, increase the applicable conversion rate for a holder that elects to convert its 2026 Notes in connection with such make-whole fundamental change or exercise of redemption (not to exceed 52.9941 shares of common stock per one thousand dollars principal amount of the 2026 Notes). As of December 31, 2024, none of the conditions of the 2026 Notes to early convert have been met. We concluded that the 2026 Notes are accounted for as debt, with no bifurcation of the embedded conversion feature. Debt issuance costs were recorded as a direct deduction from the related liability in the Consolidated Balance Sheets and are amortized to interest expense over the term of the 2026 Notes. During the second quarter of 2023, we repurchased $200.0 million of the 2026 Notes using the proceeds from issuing new convertibles notes as described in the following “2028 Convertible Senior Notes” section. During 2024, we repurchased $51.2 million aggregate principal amount of our 2026 Notes in a series of private and open market transactions. We paid $23.2 million cash, or an average of 45.3% of par value, plus accrued interest. We recognized a $27.4 million gain on extinguishment of debt, calculated as the difference between the reacquisition price and the net carrying amount of the portion of the 2026 Notes that was extinguished. 2028 Convertible Senior Notes In April 2023, we issued $333.3 million of 6.75% Senior Secured Convertible Notes due in 2028 (the “2028 Notes”) in a private placement transaction. We used a portion of the net proceeds from the 2028 Notes to repurchase $200.0 million of the 2026 Notes and to fund the repayment of the term loan facility, in each case plus accrued and unpaid interest thereon and related fees and expenses. In connection with the partial repurchase of the 2026 Notes, we recognized an $81.4 million gain on extinguishment of debt, calculated as the difference between the reacquisition price and the net carrying amount of the portion of the 2026 Notes that was extinguished. The 2028 Notes are convertible into cash, shares of common stock, or a combination of cash and shares of common stock at our election at an initial conversion rate of 39.9956 shares of common stock per one thousand dollars principal amount of the 2028 Notes, which is equivalent to an initial conversion price of approximately $25.00 per share. Table of Contents PORCH GROUP, INC Notes to Consolidated Financial Statements (all numbers in thousands unless otherwise stated, except per share data) 94

The 2028 Notes are senior secured obligations, accrue interest at a fixed rate of 6.75%, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on October 1, 2023, and were initially issued at 95% of par value. The 2028 Notes will mature on October 1, 2028, unless earlier repurchased, redeemed or converted. Prior to the close of business on the business day immediately preceding July 1, 2028, the 2028 Notes will be convertible at the option of the holders only upon the satisfaction of certain conditions and during certain periods. Thereafter, until the close of business on the second scheduled trading day immediately preceding the maturity date, the 2028 Notes will be convertible at the option of the holders at any time regardless of these conditions. Interest on Convertible Senior Notes Interest expense for our convertible senior notes includes both contractual interest expense and amortization of debt issuance costs and discount. The following table details interest expense recognized for the 0.75% convertible senior notes due in September 2026 (the “2026 Notes”) and 6.75% convertible senior notes due in October 2028 (the “2028 Notes”): Year Ended December 31, 2024 2023 2022 Contractual interest expense for 2026 Notes 1,546 2,142 3,188 Contractual interest expense for 2028 Notes 22,500 15,688 — Amortization of debt issuance costs and discount for 2026 Notes 1,116 1,515 2,227 Amortization of debt issuance costs and discount for 2028 Notes 17,965 10,604 — The effective interest rates for the 2026 Notes and 2028 are 1.3% and 17.9%, respectively. Capped Call Transactions In connection with the offering of the 2026 Notes, we purchased capped calls from certain financial institutions with respect to our common stock. The capped calls each have an initial strike price of approximately $25.00 per share of our common stock, which corresponds to the initial conversion price of the 2026 Notes. The capped calls each have an initial cap price of $37.74 per share and expire in incremental components on each trading date beginning on September 13, 2021, and ending on September 15, 2026. The capped calls are intended to offset potential dilution to our common stock or offset any cash payments we are required to make in excess of the principal amount, as the case may be, with such reduction or offset subject to a cap. The capped calls are subject to adjustments for certain corporate events and standard antidilution provisions. We paid an aggregate amount of $52.9 million for the capped calls in 2021. The maximum number of shares of our common stock that we can purchase under the capped call (assuming no adjustment event) is approximately 5 million. The capped call transactions do not meet the criteria for accounting as a derivative as they are indexed to our own stock. As such, the cost of the capped calls was recorded as a reduction to additional paid-in capital on the Consolidated Balance Sheets and Consolidated Statements of Stockholders’ Equity (Deficit). Advance Funding Arrangement For certain home warranty contracts, we participated in financing arrangements with third-party financers that provided us with the contract premium upfront, less a financing fee. Third-party financers collected installment payments from the warranty contract customer which satisfied our repayment obligation over a portion of the contract term. We remained obligated to repay the third-party financer if a customer cancels its warranty contract prior to full repayment of the advance funding amount we received. As part of the arrangement, we paid financing fees, which were collected by the third-party financers upfront and were initially recognized as a debt discount. Financing fees were amortized as interest expense under the effective interest method. The implied interest rate varied per contract and was generally approximately 14% of total funding received. During 2024, our obligation was completely satisfied with the third-party financers, and we had no outstanding balance and no unaccreted discount balance. We recognized no interest expense related to the advance funding arrangement during 2024. Interest expense recognized related to the advance funding arrangement was $0.9 million and $2.6 million for the years ended December 31, 2023 and 2022, respectively. Table of Contents PORCH GROUP, INC Notes to Consolidated Financial Statements (all numbers in thousands unless otherwise stated, except per share data) 95

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PORCH GROUP, INC

Notes to Consolidated Financial Statements

(all numbers in thousands unless otherwise stated, except per share data)

Term Loan Facility

In connection with the acquisition of HOA on April 5, 2021, we assumed a nine-year, $10.0 million term loan facility with a local bank. As of December 31, 2022, we had borrowed $10.0 million on the term loan facility. Outstanding balances under the term loan facility bore interest at the Wall Street Journal Prime + 0% and had a maturity date of December 17, 2029. In April 2023, the term loan facility was repaid in full by using a portion of the proceeds from the 2028 Notes and was subsequently terminated.

Other Notes

In connection with an acquisition in 2020, we issued a promissory note payable to the founder of the acquired entity. The promissory note had an initial principal balance of $0.8 million and a stated interest rate of 0.38% per annum. The promissory note is being paid in five equal annual installments. As of December 31, 2024, the promissory note had a carrying amount of $0.2 million.

Note 8. Stockholders' Equity and Warrants

Shares Authorized

As of December 31, 2024, we had authorized 400 million shares designated as common stock, and 10 million shares designated as preferred stock for issuance.

Common Shares Outstanding and Common Stock Equivalents

The following table summarizes our fully diluted capital structure.

	December 31,	
	2024	2023
Outstanding common shares (1)	119,770	97,061
Common shares reserved for future issuance:		
Private warrants	1,796	1,796
Stock options (Note 9)	3,181	3,642
Restricted and performance stock units and awards (Note 9)	14,119	12,065
2020 Equity Plan pool reserved for future issuance (Note 9)	7,698	8,009
Convertible senior notes, due 2026 (2)	6,950	8,999
Convertible senior notes, due 2028	13,332	13,332
Contingently issuable shares in connection with acquisitions (3)	—	5,908
Total shares of common stock outstanding and reserved for future issuance	166,846	150,812

(1) Includes 18.3 million shares of common stock held by HOA as of December 31, 2024.

(2) In connection with the September 16, 2021 issuance of the 2026 Notes, we used a portion of the proceeds to pay for the capped call transactions, which are expected to generally reduce the potential dilution to our common stock. The capped call transactions impact the number of shares that may be issued by effectively increasing our conversion price from $25 per share to approximately $37.74, which would result in approximately 5 million potentially dilutive shares instead of the shares reported in this table as of December 31, 2024.

(3) In connection with the acquisition of Floify, we issued shares as partial closing consideration and guaranteed that the value of those shares would equal or exceed 200% of such price on or prior to December 31, 2024. If the value of those shares did not equal or exceed 200% of their value, we would have been obligated to settle any differences in cash, Porch common stock, or combination thereof. On March 27, 2024, we entered into a settlement agreement to settle a post-closing dispute. As part of this agreement, the sellers of Floify agreed to terminate this obligation in full.

During 2024, we completed contributions totaling 18.3 million newly issued shares of our common stock to HOA. These contributions support the planned transition of Porch's insurance underwriting business to a reciprocal exchange and helps to bolster HOA's balance sheet strength and rating after the Texas May 2024 weather impacted surplus. In addition, the

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Notes to Consolidated Financial Statements

(all numbers in thousands unless otherwise stated, except per share data)

contribution increases HOA's long-term surplus position, which better positions HOA for any future third party surplus note capital raise, and is expected to support premium growth in 2025 and beyond. Should Porch's share price increase going forward, this would grow HOA's surplus, thereby supporting higher premium levels. While this increases HOA's surplus, there is no impact to the consolidated financial statements.

Repurchases of Common Stock

In October 2022, our board of directors approved a share repurchase program authorizing management to repurchase up to $15 million in our common stock and/or convertible notes. Repurchases under this program were permitted from time to time on the open market between November 10, 2022, and June 30, 2023, at prevailing market prices, in privately negotiated transactions, in block trades, and/or through other permissible means.

During 2023, we repurchased and canceled 1.4 million shares with a total cost of $3.1 million (including commissions). The cost paid to repurchase shares in excess of the par value is charged to accumulated deficit in the Consolidated Balance Sheets.

During 2022, we repurchased 2.4 million shares with the total cost of $4.4 million (including commissions).

The repurchases of the 2026 Notes as described in Note 7, Debt, were done under separate authorizations and were not part of the $15 million share repurchase program.

Warrants

Upon completion of the Merger with PropTech Acquisition Corporation ("PTAC") on December 23, 2020, we assumed 8.6 million public warrants and 5.7 million private warrants to purchase an aggregate 14.3 million shares of common stock, which were outstanding as of December 31, 2020. Each warrant entitles the registered holder to purchase one share of common stock at a price of $11.50 per share, subject to adjustment, commencing 30 days after the completion of the Merger, and expiring on December 23, 2025, which is five years after the Merger.

As of December 31, 2024, 2023, and 2022, there were 1.8 million private warrants outstanding. These private warrants are liability classified financial instruments measured at fair value, with periodic changes in fair value recognized through earnings and are included in the change in fair value of private warrant liability in the Consolidated Statements of Operations and Comprehensive Loss. See Note 4, Fair Value, for more information.

Detail related to private warrant activity is as follows:

	Number of Warrants (in thousands)	Number of Common Shares Issued (in thousands)
Balances as of December 31, 2021	14,325	—
Exercised	(12,353)	11,521
Canceled	(176)	—
Balances as of December 31, 2022, 2023, and 2024	1,796	11,521

There were no exercises or cancellations of warrants during 2024 or 2023.

Note 9. Stock-Based Compensation

2020 and 2012 Equity Incentive Plans

In 2020, the Board of Directors and stockholders approved the Porch Group, Inc. 2020 Stock Incentive Plan (the "2020 Plan"). As of December 31, 2024, the aggregate number of shares of common stock reserved for future issuance under the 2020 Plan is 7.7 million. The number of shares of common stock available under the 2020 Plan increases annually on the first day of each calendar year until (and including) the calendar year ending December 31, 2030, with such annual increase equal to the lesser of (i) 5% of the number of shares of common stock issued and outstanding on December 31st of the immediately preceding fiscal year and (ii) an amount determined by the Board of Directors.

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Notes to Consolidated Financial Statements

(all numbers in thousands unless otherwise stated, except per share data)

The 2020 Plan provides for the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock awards ("RSAs"), restricted stock units ("RSUs"), performance awards ("PRSUs") and other stock awards to our employees, officers, non-employee directors and independent service providers, collectively referred to as "Equity Awards."

Prior to the Merger, our 2012 Equity Incentive Plan (the "2012 Plan") provided for the grant of equity awards to employees, directors and consultants. Each option from the 2012 Plan that was outstanding immediately prior to the Merger and held by current employees or service providers, whether vested or unvested, was converted into an option to purchase a number of shares of common stock and otherwise continued to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to the corresponding former option immediately prior to the consummation of the Merger.

The following table summarizes the classification of stock-based compensation expense in the Consolidated Statements of Operations and Comprehensive Loss.

	Year Ended December 31,		
	2024	2023	2022
Selling and marketing	2,487	3,351	4,855
Product and technology	4,758	4,804	5,435
General and administrative	19,936	12,554	16,751
Total stock-based compensation expense	$ 27,181	$ 20,709	$ 27,041

Stock-based compensation consists of expense related to Equity Awards granted to employees.

Stock Options

Options granted under the 2020 Plan and 2012 Plan to employees typically vest 25% of the shares one year after the options' vesting commencement date and the remainder ratably on a monthly basis over the following three years. Other vesting terms are permitted and are determined by the Board of Directors or the Compensation Committee of the Board of Directors. Options have a term of no more than ten years from the date of grant, and vested options are generally cancelled three months after termination of employment.

No employee stock options were granted in 2024 or 2023. In 2022, we granted 9 thousand options with a weighted average grant date fair value of $3.15. Detail related to stock option activity for the year ended December 31, 2024, is as follows:

	Number of Options Outstanding (in thousands)	Weighted-Average Exercise Price (per share)	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Balance as of December 31, 2023	3,642	$ 3.47		
Options exercised	(365)	2.93		$ 420
Options forfeited	(5)	10.56		
Options expired	(91)	7.19		
Balance as of December 31, 2024	3,181	$ 3.41	3.9	$ 6,907
Exercisable at December 31, 2024	3,173	$ 3.39	3.9	$ 6,901

The total amount of unrecognized stock-based compensation expense for options granted to employees and non-employees as of December 31, 2024, is approximately less than $0.1 million and is expected to be recognized over a weighted-average period of 0.8 years.

RSUs

During 2024, 2023, and 2022 we granted RSUs under various equity award programs. RSUs granted to employees typically vest 25% of the shares one year after the vesting commencement date and the remainder ratably on a quarterly or

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semi-annual basis over the following three years. The fair value of RSUs is determined using the closing price of our common stock on the grant date. In 2023, we granted 6.4 million RSUs with a weighted average grant date fair value of $1.39, while in 2022, we granted 5.0 million RSUs with a weighted average grant date fair value of $4.64. The following table summarizes the activity of RSUs for the year ended December 31, 2024. Number of RSUs (in thousands) Weighted Average Fair Value (per share) Balance as of December 31, 2023 8,310 $ 3.34 Granted 5,282 3.68 Vested (4,489) 4.12 Forfeited (1,258) 2.80 Balance as of December 31, 2024 7,845 $ 3.20 The total amount of unrecognized stock-based compensation expense for RSUs granted to employees and non-employees as of December 31, 2024 is approximately $19.6 million and is expected to be recognized over a weighted-average period of 2.4 years. RSAs During 2024, 2023, and 2022, we granted 0.1 million, 0.8 million, and 0.8 million RSAs, respectively, under various equity award programs with a weighted average grant date fair values of $3.17, $1.46, and $2.65, respectively. RSAs granted to employees vest immediately upon the employee accepting the award. The fair value of RSAs is determined using the closing price of our common stock on the grant date. PRSUs We have two types of PRSUs outstanding - awards for which the vesting is subject to both a time-based vesting schedule and either (a) achievement of a market condition only (the “Market-Only Awards”) or (b) the achievement of a performance condition only (the “Performance-Only Awards”). The grant-date fair value of Performance-Only Awards is based on the closing stock price on the grant date. We estimate the grant-date fair value of Market-Only Awards using the Monte Carlo simulation model. The table below summarizes the specific assumptions used in the Monte Carlo simulation for the awards grants during 2024. Weighted Average of Monte Carlo Assumptions Award Term (Years) 2.5 Risk Free Rate 4.6 % Volatility 109.8 % Dividend Yield — % Market-Only Awards granted in 2022 and 2023 will be earned if, within 36 months following the grant date, the closing price of a share of our common stock is greater than or equal to various target prices (each a “Stock Price Hurdle”) as defined in the award terms. The requirement to achieve the Stock Price Hurdles meets the definition of a market condition. To the extent a Stock Price Hurdle is achieved, the Market-Only Awards vest in accordance with the defined time-based graded vesting schedule, subject to the individual’s employment or service through the applicable vesting date. Market-Only Awards granted in 2024 will be earned based on Total Shareholder Return (“TSR”) through 2026. TSR will be measured against the total shareholder return of the S&P SmallCap 600 Index during the performance period. The actual number of shares of common stock to be issued to each award recipient at the end of the performance period will be Table of Contents PORCH GROUP, INC Notes to Consolidated Financial Statements (all numbers in thousands unless otherwise stated, except per share data) 99 interpolated between a threshold and maximum payout amount based on actual performance results. A participant will earn 50% of the target number of PRSUs for “Threshold Performance,” 100% of the target number of PRSUs for “Target Performance,” and 200% of the target number of PRSUs for “Maximum Performance.” Performance-Only Awards granted in 2023 and 2024 are subject to separate performance goals each year over a three-year performance period (each year, an “Achievement Period”): • we must achieve a revenue target in comparison to the Board-approved budget during the applicable Achievement Period (the “Revenue Condition”), or • we must achieve an Adjusted EBITDA target in comparison to the Board-approved budget during the applicable Achievement Period (the “Adjusted EBITDA Condition”). The maximum payout for the Performance-Only Awards is 200% of the target PRSUs for the Achievement Period. Therefore, the number of shares of our common stock earned by the grantee will depend on the level of achievement as compared to the target. Performance-Only Awards vest as of the Compensation Committee’s determination of the achievement of performance conditions, subject to the individual’s employment or service through the end of the Achievement Period. During 2022, 2023, and 2024 we granted PRSUs for which vesting was subject to a time-based vesting schedule and the achievement of revenue targets, Adjusted EBITDA targets, and common stock price growth targets (“Multiple-Condition Awards”) through December 31, 2024. All Multiple-Condition Awards were cancelled because not all targets were achieved. The following table summarizes the activity of PRSUs for the year ended December 31, 2024. Number of PRSUs (in thousands) Weighted Average Fair Value (per share) Balance as of December 31, 2023 3,754 $ 1.91 Granted 2,569 5.61 Forfeited or Cancelled (51) 15.83 Balance as of December 31, 2024 (1) 6,272 $ 3.31 _____________________________________ (1) The balance of PRSUs as of December 31, 2024, includes 3.2 million Market-Only Awards with a weighted average grant date fair value of $3.63 and 3.1 million Performance-Only Awards with a weighted average grant date fair value of $3.00. The grant-date fair value of Market-Only Awards and Multiple-Condition Awards is determined using a Monte Carlo simulation model that utilizes significant assumptions, including volatility, that determine the probability of satisfying the market condition stipulated in the award to calculate the fair value of the award. The total amount of unrecognized stock- based compensation expense for PRSUs as of December 31, 2024, is approximately $11.6 million and is expected to be recognized over a weighted-average period of 1.7 years. Table of Contents PORCH GROUP, INC Notes to Consolidated Financial Statements (all numbers in thousands unless otherwise stated, except per share data) 100

Note 10. Income Taxes The following table summarizes the components of the income tax provision. Year Ended December 31, 2024 2023 2022 Current: Federal $ — $ — $ (483) State (778) (399) (644) Total current (778) (399) (1,127) Deferred Federal (569) (66) 285 State (770) (157) — Total deferred (1,339) (223) 285 Income tax (expense) benefit $ (2,117) $ (622) $ (842) The tax effects of cumulative temporary differences that give rise to significant deferred tax assets and deferred tax liabilities are presented below. The valuation allowance relates to deferred tax assets for which it is more likely than not that the tax benefit will not be realized. December 31, 2024 2023 Deferred tax assets Accrued expenses and other $ 3,158 $ 3,721 Unrealized gain/loss on investments 1,421 811 Stock-based compensation 4,768 2,638 Deferred revenue 25,844 27,599 Goodwill 4,562 9,217 Operating lease liabilities 478 793 Loss and loss adjustment reserves 6,289 2,479 Net operating losses 105,823 102,044 Disallowed interest 18,243 9,650 Research and development capitalized costs 289 169 Valuation allowance (148,147) (140,535) Total deferred tax assets 22,727 18,586 Deferred tax liabilities Property and equipment (61) (98) Intangibles — (1,167) Operating lease right-of-use assets (556) (774) Deferred policy acquisition costs (10,151) (5,715) Reinsurance balance due (13,956) (11,491) Total deferred tax liabilities (24,724) (19,245) Net deferred tax liabilities $ (1,997) $ (659) Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial accounting purposes and the amounts used for income tax purposes and the tax effect of the tax loss carryforwards. We have recorded a valuation allowance due to the uncertainty surrounding the ultimate realizability or Table of Contents PORCH GROUP, INC Notes to Consolidated Financial Statements (all numbers in thousands unless otherwise stated, except per share data) 101

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Notes to Consolidated Financial Statements
(all numbers in thousands unless otherwise stated, except per share data)

recoverability of such assets. Management evaluates, on an annual basis, both the positive and negative evidence when determining whether it is more likely than not that deferred tax assets are recoverable and the amount of the valuation allowance. In our evaluation, we considered our cumulative losses as significant negative evidence. Based upon a review of the four sources of income identified within ASC 740, *Accounting for Income Taxes*, we determined that the negative evidence outweighed the positive evidence. At such time as it is determined that it is more likely than not the deferred tax assets are realizable, the valuation allowance will be reduced. The valuation allowance increased by $7.6 million for the year ended December 31, 2024, from $140.5 million at December 31, 2023, to $148.1 million at December 31, 2024.

As of December 31, 2024, we had net operating loss carryforwards for federal tax purposes of approximately $430.4 million and $289.7 million for state income tax purposes, which may be used to offset future taxable income. The net operating loss carryforwards for federal tax purposes generated prior to January 1, 2018, will begin to expire in 2031, and the net operating loss carryforwards for state tax purposes will begin to expire in 2025. Net operating loss carryforwards with an unlimited carryforward period are $337.1 million for federal tax purposes and $90.6 million for state tax purposes. Utilization of net operating loss and tax credit carryforwards are subject to certain limitations under Sections 382–384 of the Internal Revenue Code of 1986, as amended, in the event of a change in our ownership, as defined in current income tax regulations. We have determined that we have experienced a limited number of ownership changes in our history but do not expect the resulting limitations to impose any significant constraints on the benefit of its tax attributes. Additional ownership changes may occur in the future.

The following table provides a reconciliation of the income tax provision to the amounts computed by applying the statutory federal income tax rate to earnings before income taxes.

	Year Ended December 31,		
	2024	2023	2022
Tax computed at federal statutory rate	$ 6,512	$ 27,995	$ 32,701
State tax, net of federal tax benefit	231	1,934	4,879
Loss on impairment	—	(4,775)	(3,836)
Equity compensation	(1,523)	(3,311)	(3,939)
Officer compensation	(827)	(15)	(860)
Debt transactions	1,378	(1,591)	4,808
Enacted tax rate changes	1,685	(2,061)	90
Return to provision	(2,748)	4,816	(6,533)
Valuation allowance	(7,612)	(23,453)	(27,724)
Change in contingent consideration	914	—	—
Other	(127)	(161)	(428)
Income tax benefit (expense)	$ (2,117)	$ (622)	$ (842)

The U.S. federal statutory tax rate is 21%, while our effective tax rate for 2024, 2023, and 2022 was (6.9)%, (0.5)%, and (0.5)%, respectively. The difference for all years is due primarily to the tax benefit of pre-tax book losses being offset by the valuation allowance.

We file federal and state income tax returns. We are not currently under examination but are open to audit by the I.R.S. and state tax authorities for tax years beginning in 2012. The resolutions of any examinations are not expected to be material to these financial statements. As of December 31, 2024, there are no penalties or accrued interest recorded in the financial statements.

We had no uncertain tax position reserves as of December 31, 2024 and 2023.

Note 11. 401(k) Savings Plan

We have multiple defined contribution savings plans under Section 401(k) of the Internal Revenue Code. These plans cover substantially all domestic employees who meet minimum age and service requirements and allow participants to

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defer a portion of their annual compensation on a pre-tax basis. Employer contributions to the plans may be made at the discretion of the Board. For the years ended December 31, 2024, 2023 and 2022 we made $1.0 million, $0.3 million, and $0.8 million of contributions, respectively. Note 12. Business Combinations & Dispositions During 2024, 2023, and 2022, we completed one business disposition and several business combination transactions. The purpose of each of the acquisitions during 2023 and 2022 was to expand the scope and nature of our product and service offerings, obtain new customer acquisition channels, add additional team members with important skillsets, and realize synergies. The aggregate transaction costs associated with these acquisition transactions were $0.1 million and $2.1 million during the years ended December 31, 2023, and 2022, respectively, and are included in general and administrative expenses on the Consolidated Statements of Operations and Comprehensive Loss. The results of operations for each acquisition are included in our consolidated financial statements from the date of acquisition onwards. The fair values assigned to tangible and intangible assets acquired and liabilities assumed are based on management’s estimates and assumptions. 2024 Disposition On January 31, 2024, we sold our insurance agency, Elite Insurance Group (“EIG”). The sale price was $12.2 million of which we have received $10.9 million in cash and recorded a receivable of $1.2 million as of December 31, 2024. We recorded a loss on sale of $5.3 million in other income, net, in the Consolidated Statements of Operations and Comprehensive Loss. 2023 Acquisitions The acquisitions of the Florida and California operations of Residential Warranty Services (“RWS”) were closed on March 17, 2023. All other RWS operations were acquired in 2022 as discussed below. We paid approximately $2.1 million in cash to acquire $0.2 million of cash and current assets and $0.2 million of customer relationships with an estimated useful life of three years. The estimated value of the customer relationships intangible asset was calculated using the income approach. The aggregate transaction costs of $0.1 million are primarily comprised of legal and due diligence fees and are included in general and administrative expenses on the Consolidated Statements of Operations and Comprehensive Loss. The results of operations for each acquisition are included in the Insurance segment in our consolidated financial statements from the date of acquisition onwards. 2022 Acquisitions The following table summarizes the total consideration and the estimated fair value of the assets acquired and liabilities assumed for business combinations during 2022: Table of Contents PORCH GROUP, INC Notes to Consolidated Financial Statements (all numbers in thousands unless otherwise stated, except per share data) 103

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Notes to Consolidated Financial Statements

(all numbers in thousands unless otherwise stated, except per share data)

	Weighted Average Useful Life (in years)	RWS	Other	Total
Purchase consideration:				
Cash		$ 25,572	$ 13,763	$ 39,335
Issuance of common stock		3,552	—	3,552
Holdback liabilities and amounts in escrow		1,000	1,500	2,500
Contingent consideration - liability-classified		8,700	—	8,700
Total purchase consideration:		$ 38,824	$ 15,263	$ 54,087
Assets:				
Cash, cash equivalents and restricted cash		$ 2,030	$ 256	$ 2,286
Current assets		525	7	532
Property and equipment		497	—	497
Operating lease right-of-use assets		871	—	871
Intangible assets:				
Customer relationships	8	13,860	2,750	16,610
Acquired technology	5	500	1,480	1,980
Trademarks and tradenames	9	400	200	600
Non-competition agreements	7	180	20	200
Goodwill		27,366	10,698	38,064
Total assets acquired		46,229	15,411	61,640
Current liabilities		(6,869)	(148)	(7,017)
Operating lease liabilities, non-current		(536)	—	(536)
Net assets acquired		$ 38,824	$ 15,263	$ 54,087

RWS

On April 1, 2022, we entered into a stock and membership interest purchase agreement with RWS to acquire its home warranty and inspection software and services businesses. On this date, we completed the acquisition of substantially all of RWS' operations except for those in Florida and California, which were acquired in 2023. The aggregate consideration, subject to certain closing adjustments, for the 2022 RWS acquisitions was $38.8 million, including $25.6 million in cash, $1.0 million held in escrow for two years to satisfy potential indemnifications, $3.6 million of our common stock, and $8.7 million in contingent consideration based on specific metrics.

The purposes of the acquisition were to expand the scope and nature of our service offerings, add team members with important skillsets, and realize synergies. Goodwill is expected to be deductible for tax purposes.

The following table summarizes the fair value of the intangible assets of RWS as of the date of the acquisition.

	Fair Value	Estimated Useful Life (in years)
Intangible assets:		
Customer relationships	$ 13,860	8
Acquired technology	500	3
Trademarks and tradenames	400	9
Non-competition agreements	180	7
	$ 14,940	

The weighted-average amortization period for the acquired intangible assets is 7.7 years.

The estimated fair value of the customer related intangible assets was calculated through the income approach using the multi-period excess earnings methodology. The estimated fair value of the trademarks and tradenames were calculated through the income approach using the relief from royalty methodology. The estimated fair value of the acquired internally developed and used technology was derived using the cost approach considering the estimated costs to replicate existing

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software. The estimated fair value of the non-competition agreement was calculated through the income approach using the with and without method over the contractual term of the agreement. Other Acquisitions During 2022, we completed one or more acquisitions which were not material to the consolidated financial statements. The purpose of any such acquisition, may include without limitation, to expand the scope and nature of our services offerings, add additional team members with important skillsets, and/or realize synergies. Goodwill of $10.7 million is deductible for tax purposes. Pro forma results of operations have not been presented because the effects of 2022 acquisitions, individually and in the aggregate, were not material to our consolidated results of operations. Note 13. Leases We lease office facilities from unrelated parties under operating lease agreements that have initial terms ranging from 1 to 5 years. Some leases include one or more options to renew, generally at our sole discretion, with renewal terms that can extend the lease term up to 10 additional years. In addition, certain leases contain termination options, where the rights to terminate are held by either us, the lessor, or both parties. These options to extend or terminate a lease are included in the lease terms when it is reasonably certain that we will exercise that option. Our leases generally do not contain any material restrictive covenants. Operating lease cost is recognized on a straight-line basis over the lease term. The components of lease expense are as follows: Year Ended December 31, 2024 2023 2022 Operating lease cost $ 1,651 $ 2,123 $ 2,621 Variable lease cost 55 129 254 $ 1,706 $ 2,252 $ 2,875 Supplemental cash flow information related to leases is as follows: Year Ended December 31, 2024 2023 2022 Cash paid for amounts included in measurement of lease liabilities: Operating cash outflows for operating leases $ 1,674 $ 1,854 $ 2,082 Right-of-use assets obtained in exchange for new lease obligations: Operating leases $ 1,530 $ 807 $ 6,835 The following table presents lease-related assets and liabilities recorded on the balance sheet. December 31, Financial Statement Line Item 2024 2023 Operating lease right-of-use assets Other assets $ 2,211 $ 3,209 Operating lease liabilities, current Accrued expenses and other current liabilities $ 826 $ 1,669 Operating lease liabilities, non-current Other liabilities 1,412 1,630 Total operating lease liabilities $ 2,238 $ 3,299 Table of Contents PORCH GROUP, INC Notes to Consolidated Financial Statements (all numbers in thousands unless otherwise stated, except per share data) 105

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Notes to Consolidated Financial Statements

(all numbers in thousands unless otherwise stated, except per share data)

Other information related to operating leases is as follows:

	Year Ended December 31,		
	2024	2023	2022
Weighted average remaining lease term	4.0 years	2.6 years	2.9 years
Weighted average discount rate	8.7%	8.6%	8.8%

Future undiscounted cash flows for each of the next five years and thereafter and reconciliation to the lease liabilities recognized on the Consolidated Balance Sheets as of December 31, 2024 is as follows:

	Lease Payments
2025	$ 987
2026	441
2027	392
2028	272
2029	216
Thereafter	371
Total lease payments	2,679
Less imputed interest	(441)
Total present value of lease liabilities	$ 2,238

Note 14. Reinsurance

Certain premiums and benefits are ceded to other insurance companies under various reinsurance agreements. The reinsurance agreements provide HOA with increased capacity to write larger risks and maintain its exposure to loss within its capital resources. Ceded reinsurance contracts do not relieve HOA from its obligations to policyholders. HOA remains liable to its policyholders for the portion reinsured to the extent that any reinsurer does not meet the obligations assumed under the reinsurance agreements.

2024 Program

As of April 1, 2024, our quota share program consists of one combined program covering all of our business in all states and is placed at 27.5% of P&C losses. All programs are effective for the period April 1, 2024, through March 31, 2025, and are subject to certain limits and exclusions, which vary by participating reinsurer.

Coverage for catastrophe events starts immediately within the quota share contracts and at $45.0 million per occurrence within the property catastrophe excess of loss treaties placed on April 1, 2024. Losses are shared at various levels up to $75.0 million. Over $75.0 million losses are covered up to a loss of $465.0 million. We also place reinstatement premium protection to cover any reinstatement premiums due on the first five layers.

We placed a parametric reinsurance contract to cover aggregate severe convective storm losses from January 1, 2024, to January 1, 2025. This contract would provide up to $30.0 million in recovery over $85.0 million in modeled losses.

2023 Program

Our 2023 third-party quota share reinsurance program is split into three separate placements to maximize coverage and cost efficiency. The 2023 Coastal Program covers our business in certain Texas coastal regions and the Houston metropolitan area and is placed at 42% of subject property and casualty losses ("P&C losses"), as well as all business in South Carolina which is placed at 7% of P&C losses. The 2023 Core Program, which covers the portion of our business not in the Coastal Program, is placed at 9.5% of P&C losses of our remaining business in Texas and 8% of P&C losses of our business in other states. In addition, the Combined Program covers all of our business and is placed at 5% of P&C losses. All programs

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Notes to Consolidated Financial Statements

(all numbers in thousands unless otherwise stated, except per share data)

are effective for the period January 1, 2023, through December 31, 2023, or March 31, 2024, and are subject to certain limits and exclusions, which vary by participating reinsurer.

Property catastrophe excess of loss treaties were placed on April 1, 2023, and were updated in August 2023 after the events described in the "Terminated Reinsurance Contract" section below. Coverage for wind storms starts at $20 million per occurrence. Losses are shared between $20 million and $80 million. Over $80 million, losses are covered up to a net loss of $440 million. We also place reinstatement premium protection to cover any reinstatement premiums due on the first four layers.

2022 Program

Our third-party quota share reinsurance program was split into two separate placements to maximize coverage and cost efficiency. The 2022 Coastal program, which covers our business in certain Texas coastal regions and the Houston metropolitan area as well as all business in South Carolina, is placed at 61.75% of subject property and casualty losses. The 2022 Core program covers the remainder of our business and is placed at 90% of subject property and casualty losses. Both programs are effective for the period January 1, 2022, through December 31, 2022, and are subject to certain limits, which vary by participating reinsurer, for single loss occurrences and/or aggregate losses.

Property catastrophe excess of loss treaties which were in effect through March 31, 2022, developed over four layers and limited our net retention to $2 million per loss occurrence. Effective April 1, 2022, we purchased property catastrophe excess of loss reinsurance from third party reinsurers which develops over 5 layers to provide coverage up to a net loss of $336 million, in excess of $4 million per occurrence. We also places reinstatement premium protection to cover any reinstatement premiums due on the first three layers.

We purchase property per risk reinsurance covering non-weather losses in excess of $500 thousand per occurrence for all property coverage lines, to limit our net retention to $50 thousand per covered event for Core and $191 thousand per covered event for Coastal. These contracts are subject to certain limits for single loss occurrences and/or aggregate losses and provide a certain number of free reinstatements during the treaty period, all of which varies by contract.

Financial Impacts

The effects of reinsurance on premiums written and earned were as follows:

	Year Ended December 31,					
	2024		2023		2022	
	Written	Earned	Written	Earned	Written	Earned
Direct premiums	$ 418,544	$ 417,680	$ 445,587	$ 462,434	$ 462,179	$ 395,968
Ceded premiums	(184,888)	(165,062)	(76,643)	(235,171)	(399,400)	(349,952)
Net premiums	$ 233,656	$ 252,618	$ 368,944	$ 227,263	$ 62,779	$ 46,016

The effects of reinsurance on incurred losses and LAE were as follows:

	Year Ended December 31,		
	2024	2023	2022
Direct losses and LAE	$ 260,383	$ 300,960	$ 280,505
Ceded losses and LAE	(64,476)	(117,455)	(224,202)
Net losses and LAE	$ 195,907	$ 183,505	$ 56,303

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The detail of reinsurance balances due is as follows: December 31, 2024 2023 Ceded unearned premium $ 64,571 $ 50,697 Losses and LAE reserve 19,793 19,911 Reinsurance recoverable 7,111 12,629 Other 828 345 Reinsurance balance due $ 92,303 $ 83,582 Terminated Reinsurance Contract During 2023, HOA discovered that Vesttoo Ltd (“Vesttoo”), which arranged capital for one of our reinsurance contracts, faced allegations of fraudulent activity in connection with collateral it provided to HOA and certain other third parties, which allegations have since been confirmed. We have communicated and met with regulators and other key stakeholders regarding the evolving situation. This reinsurance agreement provided partial quota share coverage as well as up to approximately $175 million in a catastrophic event. As a result of its findings, and in accordance with the terms of the reinsurance agreement, HOA terminated the associated contract on August 4, 2023, with an effective date of July 1, 2023. Had the contract not been terminated, the contract would have expired on December 31, 2023, and HOA would have been contracted to pay approximately $20 million in additional premium payments during July through December 2023. Following the effective date of the termination, HOA seized available liquid collateral in the amount of approximately $47.6 million from a reinsurance trust, of which HOA was the beneficiary, and recognized a charge of $36.0 million in provision for doubtful accounts in the Consolidated Statements of Operations and Comprehensive Loss. In 2023, the Company purchased all rights from HOA for potential claims related to the fraud connected to Vesttoo and others. Subsequently, we were appointed to the statutory committee of unsecured creditors in the Chapter 11 bankruptcy of Vesttoo. We are pursuing all available legal claims and remedies to enforce our rights under the $300 million letter of credit required by the reinsurance agreement, and seeking recovery of all losses and damages incurred as a result of terminating the reinsurance agreement due to fraud committed by third parties. On January 19, 2024, we entered into a five-year business collaboration agreement with Aon Corp. and Aon Re, Inc. (“Aon”), resulting in payments to us of approximately $25 million in January 2024 and additional cash payments through the end of the contract term. Of the cash payments that we have or will receive through the end of the contract term, $8.7 million is non-refundable and immediately recognized in other income, net in the Consolidated Statements of Operations and Comprehensive Loss. A portion of the remaining amount is potentially refundable to Aon if we breach the agreement, including if we directly or indirectly place reinsurance with brokers unaffiliated with Aon, subject to customary cure rights. The remaining amount will be recognized in other income, net, over the term of the agreement. As part of this agreement, Aon and Porch also signed a mutual release of claims arising from the Vesttoo fraud. Porch has not released any claims against non-Aon parties related to these matters and intends to vigorously pursue recovery. In addition to this arrangement, we have also received cash recoveries from other parties in the amount of $3.0 million during the year ended December 31, 2024. Note 15. Unpaid Losses and Loss Adjustment Reserve The following tables summarizes the changes in the reserve balances for unpaid losses and LAE, gross of reinsurance, for the year ended December 31, 2024. Table of Contents PORCH GROUP, INC Notes to Consolidated Financial Statements (all numbers in thousands unless otherwise stated, except per share data) 108

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Notes to Consolidated Financial Statements

(all numbers in thousands unless otherwise stated, except per share data)

Reserve for unpaid losses and LAE at December 31, 2023	$	95,503
Reinsurance recoverables on losses and LAE at December 31, 2023		(19,808)
Reserve for unpaid losses and LAE reserve, net of reinsurance recoverables at December 31, 2023		75,695
Add provisions (reductions) for losses and LAE occurring in:		
Current year		200,833
Prior years [(1)]		(4,926)
Net incurred losses and LAE during the current year		195,907
Deduct payments for losses and LAE occurring in:		
Current year		(162,329)
Prior years		(61,281)
Net claim and LAE payments during the current year		(223,610)
Reserve for losses and LAE, net of reinsurance recoverables at December 31, 2024		47,992
Reinsurance recoverables on losses and LAE at December 31, 2024		(19,793)
Reserve for unpaid losses and LAE at December 31, 2024	$	67,785

(1) Also includes certain charges related to Vesttoo (see Note 14, Reinsurance, for more information).

The following tables summarizes the changes in reserve balances for unpaid losses and LAE, gross of reinsurance for the year ended December 31, 2023:

Reserve for unpaid losses and LAE at December 31, 2022	$	100,632
Reinsurance recoverables on losses and LAE at December 31, 2022		(76,999)
Reserve for unpaid losses and LAE reserve, net of reinsurance recoverables at December 31, 2022		23,633
Add provisions (reductions) for losses and LAE occurring in:		
Current year [(1)]		197,792
Prior years		(158)
Net incurred losses and LAE during the current year		197,634
Deduct payments for losses and LAE occurring in:		
Current year		(125,370)
Prior years		(20,202)
Net claim and LAE payments during the current year		(145,572)
Reserve for losses and LAE, net of reinsurance recoverables at December 31, 2023		75,695
Reinsurance recoverables on losses and LAE at December 31, 2023		(19,808)
Reserve for unpaid losses and LAE at December 31, 2023	$	95,503

(1) Also includes certain charges related to Vesttoo (see Note 14, Reinsurance, for more information).

As a result of additional information on claims occurring in prior years becoming available to management, changes in estimates of provisions of losses and loss adjustment expenses were made resulting in decreases of $4.9 million and $0.2 million for the years ended December 31, 2024 and 2023, respectively.

The claim counts in the following tables are cumulative reported claim counts as of December 31, 2024, and are equal to the sum of cumulative open and cumulative closed claims, including claims closed without payment. The following

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Notes to Consolidated Financial Statements

(all numbers in thousands unless otherwise stated, except per share data)

supplementary information presents incurred and paid losses by accident year, net of reinsurance ($ in thousands, except for number of claims):

	Incurred losses and allocated loss adjustment expenses, net of reinsurance, for the years ended December 31,					December 31, 2024	
	2020 (unaudited)	2021 (unaudited)	2022 (unaudited)	2023 (unaudited)	2024	IBNR Reserves	Cumulative Number of Reported Claims
Accident Year							
2020	$ 12,664	$ 14,281	$ 14,587	$ 14,717	$ 14,718	$ —	13,233
2021		19,795	20,614	23,149	22,745	5	35,088
2022			55,110	52,065	50,555	72	25,332
2023				183,669	180,626	553	22,428
2024					200,824	11,407	22,291
Total					$ 469,468	$ 12,037	118,372

	Cumulative paid losses and allocated adjustment expenses, net of reinsurance, for the year ended December 31,				
	2020 (unaudited)	2021 (unaudited)	2022 (unaudited)	2023 (unaudited)	2024
Accident Year					
2020	$ 9,750	$ 13,865	$ 14,142	$ 14,500	$ 14,566
2021		15,335	20,569	21,652	22,302
2022			32,073	50,705	53,524
2023				125,370	182,933
2024					162,329
Total					$ 435,654
Liability for losses and loss adjustment expenses, net of reinsurance					$ 33,814

Payments for losses, net of reinsurance, related to accident year 2019 and prior was $66 thousand for the year ended December 31, 2024.

Average annual percentage payout of accident year incurred claims by age, net of reinsurance (unaudited supplementary information) as of December 31, 2024:

1	2	3	4	5
79.2%	19.6%	1.0%	0.2%	—%

Note 16. Other Income (Expense), Net

The following table details the components of other income, net, on the Consolidated Statements of Operations and Comprehensive Loss:

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(all numbers in thousands unless otherwise stated, except per share data)

	Year Ended December 31,		
	2024	2023	2022
Interest income	$ 1,747	$ 3,895	$ 717
Gain on settlement of contingent consideration	14,930	—	—
Loss on sale of business	(5,331)	—	—
Recoveries of losses on reinsurance contracts	15,692	—	—
Other, net	1,664	(2)	(146)
Other income, net	$ 28,702	$ 3,893	$ 571

Note 17. Commitments and Contingencies

Purchase Commitments

As of December 31, 2024, we had non-cancelable purchase commitments over the next five years as follows:

2025	$ 10,373
2026	1,537
2027	1,226
2028	1,020
2029	—
	$ 14,156

Litigation

From time to time we are or may become subject to various legal proceedings arising in the ordinary course of business, including proceedings initiated by users, other entities, or regulatory bodies. Estimated liabilities are recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many instances, we are unable to determine whether a loss is probable or to reasonably estimate the amount of such a loss and, therefore, the potential future losses arising from a matter may differ from the amount of estimated liabilities we have recorded in the financial statements covering these matters. We review our estimates periodically and make adjustments to reflect negotiations, estimated settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular matter.

Cases under Telephone Consumer Protection Act

Porch and/or an acquired entity, GoSmith.com, are party to a legal proceeding alleging violations of the automated calling and/or internal and National Do Not Call restrictions of the Telephone Consumer Protection Act of 1991 and a related Washington state law claim. The proceedings were commenced as thirteen separate mass tort actions brought by a single plaintiffs' law firm in December 2019 and April/May 2020 in federal district courts throughout the United States. One of the actions was dismissed with prejudice and appealed to the Ninth Circuit Court of Appeals. While the appeal was pending, the remaining cases were consolidated in the United States District Court for the Western District of Washington, where Porch resides. On October 12, 2022, in a split decision, the Ninth Circuit Court of Appeals reversed. Following remand, that case was also consolidated with the Western District of Washington action. Plaintiffs then filed a motion for leave to file a second amended complaint, which was granted in part and denied in part. The Second Amended Complaint was filed in July 2023. In September 2023, Defendants filed a Motion to Strike the Second Amended Complaint; this motion was denied. Defendants then filed a Motion to Dismiss the Second Amended Complaint on February 15, 2024; that motion was granted in part on November 13, 2024. In its Order, the Court dismissed Plaintiff's automated calling claims

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and transferred claims against two individual defendants (former officers of GoSmith) to Northern District of California to proceed separately. Plaintiffs were granted leave to amend their remaining claims. In the Western District of Washington action, Plaintiffs filed a Third Amended Complaint on December 2, 2024, and subsequently a Fourth Amended Complaint, to correct errors in the prior amendment, on December 23, 2024. As a result of the dismissal and amendments, the total number of Plaintiffs remaining in the Western District of Washington action is 956. Defendants filed their Answer and Affirmative Defendants to the Fourth Amended Complaint on January 24, 2025. The parties’ filed a required Joint Status Report and Discovery Plan on December 18, 2024. Based thereon, the Court issued a Scheduling Order on February 3, 2025, opening discovery, which was previously stayed pending Defendants’ Motion to Dismiss and setting deadlines for the case. The Northern District of California action is proceeding against two individual Defendants. Upon transfer, all but six of the Plaintiffs dismissed their claims in the Northern District of California action. An initial case management conference is set for April 24, 2025. The parties’ joint case management statement is due on April 17, 2025. Plaintiffs in both cases seek actual, statutory, and/or treble damages, injunctive relief, and reasonable attorneys’ fees and costs from the respective Defendants. We are unable to state whether the likelihood of an unfavorable outcome of these disputes is probable or remote. We are also unable to provide an estimate of the range or amount of potential loss (if the outcome should be unfavorable). Management intends to contest these cases vigorously. Putative Wage and Hours Class Action Proceeding. Former employees of Welcome Wagon filed a complaint in United States District Court for the Eastern District of New York asserting putative class action claims for failure to pay minimum wages, overtime compensation, and other damages in violation of federal and New York Law. The case was filed on November 4, 2024. Welcome Wagon filed a motion to dismiss on January 6, 2025. The plaintiff seeks to represent all current and former similarly situated community marketing employees. This action is at an early stage in the litigation process and Porch is unable to determine the likelihood of an unfavorable outcome, although it is reasonably possible that the outcome may be unfavorable. Porch is unable to provide an estimate of the range or amount of potential loss (if the outcome should be unfavorable). Porch intends to contest this case vigorously. Other In addition, in the ordinary course of business, we and our subsidiaries are (or may become) parties to litigation involving property, personal injury, contract, intellectual property and other claims, stockholder derivative actions, class action lawsuits and other matters. The amounts that may be recovered in such matters may be subject to insurance coverage. Although the results of legal proceedings and claims cannot be predicted with certainty, neither we nor any of our subsidiaries are currently a party to any legal proceedings the outcome of which, we believe, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, financial condition or results of operations. Regulatory Requirements and Restrictions HOA is subject to the laws and regulations of the State of Texas and the regulations of any other states in which HOA conducts business. State regulations cover all aspects of HOA’s business and are generally designed to protect the interests of insurance policyholders, as opposed to the interests of stockholders. The Texas Insurance Code requires all property and casualty insurers to have a minimum of $2.5 million in capital stock and $2.5 million in surplus. HOA has capital and surplus in excess of this requirement. As of December 31, 2024, HOA’s total statutory surplus is $105.3 million (capital stock of $3.0 million and surplus of $102.3 million). As of December 31, 2023, HOA’s total statutory surplus was $51.7 million (capital stock of $3.0 million and surplus of $48.7 million). As of December 31, 2024 and 2023, HOA had restricted cash and investments totaling $3.9 million and $3.3 million, respectively, pledged to the Department of Insurance in certain states as a condition of its Certificate of Authority for the purpose of meeting obligations to policyholders and creditors. See Note 1, Description of Business and Summary of Significant Accounting Policies, for additional disclosures. Table of Contents PORCH GROUP, INC Notes to Consolidated Financial Statements (all numbers in thousands unless otherwise stated, except per share data) 112

The Texas Insurance Code limits dividends from insurance companies to their stockholders to net income accumulated in the Company’s surplus account, or “earned surplus.” The maximum dividend that may be paid without approval of the Insurance Commissioner is limited to the greater of 10% of the statutory surplus at the end of the preceding calendar year or the statutory net income of the preceding calendar year. No dividends were paid by HOA in 2024 and 2023. In 2025, HOA is permitted to pay up to $12.9 million without prior approval from the Texas Department of Insurance (“TDI”). HOA prepares its statutory-based financial statements in conformity with accounting practices prescribed or permitted by the Texas Department of Insurance. Prescribed statutory accounting practices primarily include those published as statements of Statutory Accounting Principles by the National Association of Insurance Commissioners, as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practice not so prescribed. As of December 31, 2024, there were no material permitted statutory accounting practices utilized by HOA. Note 18. Segment Information We have two reportable segments that are also our operating segments: Insurance and Vertical Software. Reportable segments were identified based on how the chief operating decision-maker (“CODM”) manages the business, makes operating decisions, and evaluates operating and financial performance. Our chief executive officer acts as the CODM and reviews financial and operational information for our reportable segments. Operating segments are components of an enterprise for which separate discrete financial information is available and operational results are regularly evaluated by the CODM for the purposes of making decisions regarding resource allocation and assessing performance. Our Insurance segment provides consumers with insurance and warranty products to protect their homes, earning revenue through premiums collected on policies, policy fees and commissions. The Insurance segment includes Homeowners of America (“HOA”), a wholly owned insurance carrier, other insurance-related legal entities, Porch Warranty, and other warranty brands. Our Vertical Software segment provides software and services to customers, including but are not limited to inspection, mortgage, title, roofing, and contractor companies on a subscription and transactional basis. These accounted for 60% of total Vertical Software segment revenue in 2024. Additionally, the Vertical Software segment provides move and post- move services, which accounted for 40% of total Vertical Software segment revenue in 2024. The Vertical Software segment operates as several key businesses, offering products including inspection software and services, title insurance software, mortgage software, moving services, mover and homeowner marketing, and measurement software for roofers. Our segment operating and financial performance measure is Segment Adjusted EBITDA (Loss). Segment Adjusted EBITDA (Loss) is defined as revenue less the following expenses associated with each segment: cost of revenue, selling and marketing, product and technology, general and administrative, and provision for doubtful accounts. Segment Adjusted EBITDA (Loss) also excludes non-cash items or items that management does not consider reflective of ongoing core operations and intersegment revenues. We do not allocate shared expenses to the reportable segments. These expenses are included in the “Corporate & Eliminations” column in the following reconciliations. “Corporate & Eliminations” includes shared expenses such as selling and marketing; certain product and technology; accounting; human resources; legal; general and administrative; and other income, expenses, gains, and losses that are not allocated in assessing segment performance due to their function. Such transactions are excluded from the reportable segments’ results but are included in consolidated results. Table of Contents PORCH GROUP, INC Notes to Consolidated Financial Statements (all numbers in thousands unless otherwise stated, except per share data) 113

Table of Contents

PORCH GROUP, INC

Notes to Consolidated Financial Statements

(all numbers in thousands unless otherwise stated, except per share data)

The following tables present revenue and significant expenses by segment that are regularly provided to the CODM. Other segment items that the CODM does not consider in assessing segment performance are presented to reconcile to Adjusted EBITDA (Loss).

	Year Ended December 31, 2024			
	Insurance	Vertical Software	Corporate & Eliminations	Totals
Revenue from external customers	$ 318,190	$ 119,658	$ —	$ 437,848
Intersegment revenue	—	949	(949)	—
Revenue	318,190	120,607	(949)	437,848
Significant expenses:				
Cost of revenue	205,303	20,324	—	225,627
Selling and marketing	61,037	60,688	1,148	122,873
Product and technology	8,867	25,903	20,504	55,274
General and administrative	18,441	23,240	56,964	98,645
Other segment items:				
Depreciation and amortization (1)	(5,761)	(17,506)	(2,255)	(25,522)
Stock-based compensation expense (1)	(1,364)	(6,100)	(19,717)	(27,181)
Change in fair value of contingent consideration	4,350	(908)	—	3,442
Losses on terminated reinsurance contracts (see Note 14)	1,324	—	—	1,324
Restructuring costs (2)	(131)	(1,044)	(3,010)	(4,185)
Acquisition and other transaction costs	—	(20)	(409)	(429)
Other gains and losses (3)	(17,312)	—	(1,879)	(19,191)
Adjusted EBITDA (Loss)	$ 43,436	$ 16,030	$ (52,295)	7,171
Reconciliation to consolidated operating loss				
Depreciation and amortization (1)				(25,522)
Stock-based compensation expense (1)				(27,181)
Change in fair value of contingent consideration				3,442
Restructuring costs (2)				(4,185)
Acquisition and other transaction costs				(429)
Other gains and losses (3)				(19,191)
Loss on reinsurance contract (see Note 14)				1,324
Consolidated operating loss				$ (64,571)

(1) Depreciation, amortization, and stock-based compensation expenses are included in the Sales and marketing, Product and technology, and General and administrative lines above. These expenses are not included in Adjusted EBITDA (Loss).

(2) Primarily consists of costs related to forming a reciprocal exchange.

(3) Other gains and losses primarily includes investment income and some recoveries of reinsurance losses.

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PORCH GROUP, INC

Notes to Consolidated Financial Statements

(all numbers in thousands unless otherwise stated, except per share data)

	Year Ended December 31, 2023			
	Insurance	Vertical Software	Corporate & Eliminations	Totals
Revenue from external customers	$ 305,186	$ 125,116	$ —	$ 430,302
Significant expenses:				
Cost of revenue	190,508	29,735	—	220,243
Selling and marketing	79,491	61,431	3,385	144,307
Product and technology	8,182	28,530	21,790	58,502
General and administrative	62,520	23,560	54,292	140,372
Other segment items:				
Depreciation and amortization [1]	(5,885)	(16,775)	(1,755)	(24,415)
Stock-based compensation expense [1]	(1,409)	(6,528)	(12,772)	(20,709)
Change in fair value of contingent consideration	4,089	1,505	70	5,664
Recoveries of terminated reinsurance contracts (see Note 14)	(36,042)	—	—	(36,042)
Restructuring costs [2]	(308)	(433)	(3,274)	(4,015)
Acquisition and other transaction costs	—	(216)	(590)	(806)
Other gains and losses [3]	(8,280)	—	(5)	(8,285)
Adjusted EBITDA (Loss)	$ 12,320	$ 4,307	$ (61,141)	(44,514)
Reconciliation to consolidated operating loss				
Depreciation and amortization [1]				(24,415)
Stock-based compensation expense [1]				(20,709)
Change in fair value of contingent consideration				5,664
Recoveries of terminated reinsurance contracts (see Note 14)				(36,042)
Restructuring costs [2]				(4,015)
Acquisition and other transaction costs				(806)
Other gains and losses [3]				(8,285)
Impairment loss on intangible assets and goodwill				(57,232)
Consolidated operating loss				$ (190,354)

(1) Depreciation, amortization, and stock-based compensation expenses are included in the Sales and marketing, Product and technology, and General and administrative lines above. These expenses are not included in Adjusted EBITDA (Loss).

(2) Primarily consists of costs related to forming reciprocal exchange.

(3) Other gains and losses primarily includes investment income.

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PORCH GROUP, INC

Notes to Consolidated Financial Statements

(all numbers in thousands unless otherwise stated, except per share data)

	Year Ended December 31, 2022			
	Insurance	Vertical Software	Corporate & Eliminations	Totals
Revenue from external customers	$ 121,033	$ 154,915	$ —	$ 275,948
Significant expenses:				
Cost of revenue	62,268	45,309	—	107,577
Selling and marketing	42,193	67,339	4,316	113,848
Product and technology	8,476	30,628	20,461	59,565
General and administrative	26,515	31,937	52,167	110,619
Other segment items:				
Depreciation and amortization (1)	(5,574)	(20,209)	(2,147)	(27,930)
Stock-based compensation expense (1)	(5,074)	(7,948)	(14,019)	(27,041)
Change in fair value of contingent consideration	(965)	(6,331)	352	(6,944)
Restructuring costs (2)	—	—	(647)	(647)
Acquisition and other transaction costs	(150)	(488)	(1,687)	(2,325)
Other gains and losses (3)	(1,157)	—	(16)	(1,173)
Adjusted EBITDA (Loss)	$ (5,499)	$ 14,678	$ (58,780)	(49,601)
Reconciliation to consolidated operating loss				
Depreciation and amortization (1)				(27,930)
Stock-based compensation expense (1)				(27,041)
Change in fair value of contingent consideration				(6,944)
Restructuring costs (2)				(647)
Acquisition and other transaction costs				(2,325)
Other gains and losses (3)				(1,173)
Impairment loss on intangible assets and goodwill				(61,386)
Consolidated operating loss				$ (177,047)

(1) Depreciation, amortization, and stock-based compensation expenses are included in the Sales and marketing, Product and technology, and General and administrative lines above. These expenses are not included in Adjusted EBITDA (Loss).

(2) Primarily consists of costs related to forming reciprocal exchange.

(3) Other gains and losses primarily includes investment income.

The CODM does not review assets on a segment basis. As of December 31, 2024, and 2023, goodwill for the Vertical Software segment was $191.9 million and was zero for the Insurance segment which was fully impaired during 2023 (see Note 6, Intangible Assets and Goodwill, for additional information).

All of our revenue is generated in the United States, except for an immaterial amount. As of December 31, 2024, and 2023, we did not have material assets located outside of the United States.

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PORCH GROUP, INC

Notes to Consolidated Financial Statements

(all numbers in thousands unless otherwise stated, except per share data)

Note 19. Net Loss Per Share

Basic and diluted net loss per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities.

Under the two-class method, basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period.

Diluted earnings per share attributable to common stockholders adjusts basic earnings per share for the potentially dilutive impact of stock options, RSUs, PRSUs, RSAs, convertible notes, earnout shares and warrants. As we have reported losses for all periods presented, all potentially dilutive securities are antidilutive and accordingly, basic net loss per share equals diluted net loss per share.

The following table sets summarizes the computation of basic and diluted net loss per share attributable to common stockholders for the years ended December 31, 2024, 2023 and 2022.

	Year Ended December 31,		
	2024	2023	2022
Numerator:			
Net loss used to compute net loss per share - basic and diluted	$ (32,829)	$ (133,933)	$ (156,559)
Denominator:			
Weighted average shares outstanding used to compute net loss per share - basic and diluted	99,585	96,057	97,351
Net loss per share - basic and diluted	$ (0.33)	$ (1.39)	$ (1.61)

The following table discloses securities that were not included in the computation of diluted net loss per share because to do so would have been antidilutive for the periods presented.

	Year Ended December 31,		
	2024	2023	2022
Stock options	3,181	3,642	3,863
Restricted stock units and awards	7,847	8,311	5,309
Performance restricted stock units	6,272	3,754	921
Public and private warrants	1,796	1,796	1,796
Earnout shares [(1)]	—	—	2,050
Convertible debt [(2)]	20,282	22,331	16,998
Contingently issuable shares in connection with acquisitions [(3)]	—	5,908	10,632

(1) Earnout shares expired on December 23, 2023, without vesting and were subsequently cancelled.

(2) In connection with the September 16, 2021, issuance of the 2026 Notes, we used a portion of the proceeds to pay for the capped call transactions, which are expected to generally reduce the potential dilution to our common stock. The capped call transactions impact the number of shares that may be issued by effectively increasing our conversion price from $25 per share to approximately $37.74 per share, which would result in approximately 5 million potentially dilutive shares instead of the shares reported in this table as of December 31, 2024.

(3) In connection with the acquisition of Floify, we issued shares as partial closing consideration and guaranteed that the value of those shares would equal or exceed 200% of such price on or prior to December 31, 2024. If the value of those shares did not equal or exceed 200% of their value, we would have been obligated to settle any differences in cash, Porch common stock, or combination thereof. On March 27, 2024, we entered into a settlement agreement to settle a post-closing dispute. As part of this agreement, the sellers of Floify agreed to terminate this obligation in full.

See Note 8, Stockholders' Equity and Warrants, for additional information regarding the terms of warrants. See Note 9, Stock-Based Compensation, for additional information regarding stock options and restricted stock units and awards. See Note 7, Debt, for additional information regarding convertible debt.

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Note 20. Subsequent Events On January 1, 2025, we completed the formation of Porch Insurance Reciprocal Exchange (“PIRE”). In connection with the formation, we completed the sale of our homeowners insurance carrier, HOA, to PIRE. The purchase price is equal to HOA’s estimated surplus at December 31, 2024, of approximately $105 million, less $58 million, which is the $49 million principal plus $9 million unpaid interest under a surplus note issued by HOA to Porch Group, Inc. in 2023. Following the sale, HOA became a wholly owned subsidiary of PIRE. Porch will manage and operate PIRE, providing services related, but not limited, to underwriting, policy renewal, risk management, insurance portfolio management, financial management, and setting investment guidelines. In exchange for these services, Porch will receive commissions and fees from PIRE. The sale of HOA to PIRE completed our planned structural changes. Beginning in 2025, we anticipate that PIRE will be included in our consolidated financial statements as a variable interest entity, as we expect that our contractual arrangements with PIRE will result in Porch being the primary beneficiary of PIRE’s operations. Because of its member- owned design, PIRE results will be reported as noncontrolling interest for the time being. Table of Contents PORCH GROUP, INC Notes to Consolidated Financial Statements (all numbers in thousands unless otherwise stated, except per share data) 118

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure Dismissal of Previous Independent Registered Public Accounting Firm On October 2, 2023, the Audit Committee of our Board of Directors dismissed Ernst & Young (“EY”) as our independent registered public accounting firm. During the year ended December 31, 2022, and during the interim period through October 2, 2023, there were (i) no disagreements within the meaning of Item 304(a)(1)(iv) of Regulation S-K between us and EY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, any of which, if not resolved to EY’s satisfaction, would have caused EY to make reference thereto in their reports, and (ii) no “reportable events” within the meaning of Item 304(a)(1)(v) of Regulation S-K, except as noted below. For the year ended December 31, 2022, the material weakness of internal control over financial reporting that we disclosed in Part II, Item 9A, of our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, related to the ineffective design and operation of information technology (“IT”) general controls over the IT systems supporting our subsidiary, Homeowners of America, and the ineffective business process controls (automated and manual) that are dependent on the ineffective IT systems. Appointment of New Independent Registered Accounting Firm On October 2, 2023, the Audit Committee approved the engagement of Grant Thornton LLP (“Grant Thornton”) as our independent registered public accounting firm for the year ended December 31, 2023, effective immediately. During the Company’s two most recent years ended December 31, 2022 and 2021, and during the interim period through October 2, 2023, neither we nor anyone acting on our behalf consulted with Grant Thornton regarding any of the matters described in Items 304(a)(2)(i) and (ii) of Regulation S-K. Item 9A. Controls and Procedures Evaluation of Disclosure Controls and Procedures Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of our disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2024, which is the end of the period covered by this Annual Report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2024. Management’s Report on Internal Control over Financial Reporting Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined under Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024, based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this evaluation we concluded that the system of internal control over financial reporting was effective as of December 31, 2024. We have concluded that the financial statements and other financial information included in this Annual Report fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented in conformity with accounting principles generally accepted in the United States. The effectiveness of our internal control over financial reporting as of December 31, 2024, has been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in their report which is included below. Changes in Internal Control Over Financial Reporting There has been no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Table of Contents 119

Limitations on Effectiveness of Controls and Procedures Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, as specified above. Our management recognizes that any control system, no matter how well designed and operated, is based upon certain judgments and assumptions, and cannot provide absolute assurance that its objectives will be met. Table of Contents 120

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM Board of Directors and Stockholders Porch Group, Inc. Opinion on internal control over financial reporting We have audited the internal control over financial reporting of Porch Group, Inc, (a Delaware corporation) and subsidiaries (the “Company”) as of December 31, 2024, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of the Company as of and for the year ended December 31, 2024, and our report dated February 25, 2025 expressed an unqualified opinion on those financial statements. Basis for opinion The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. Definition and limitations of internal control over financial reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. /s/ GRANT THORNTON LLP Bellevue, Washington February 25, 2025 Table of Contents 121

Item 9B. Other Information Matthew Neagle, our Chief Operating Officer, entered into a Rule 10b5-1 trading arrangement on December 14, 2024 (as such term is defined in Item 408(a) of Regulation S-K) (the “10b5-1 Plan”). The 10b5-1 Plan is scheduled to terminate on December 31, 2025, and covers the sale of up to an aggregate of 500,000 shares of the Company’s common stock. The 10b5-1 Plan is intended to satisfy the affirmative defense Rule of 10b5-1(c). Trades under the 10b5-1 Plan will not commence until at least 90 days following the date on which such plan was entered. Shawn Tabak, our Chief Financial Officer, entered into a 10b5-1 Plan on December 9, 2024. The 10b5-1 Plan is scheduled to terminate on March 31, 2026, and covers the sale of up to an aggregate of 205,000 shares of the Company’s common stock. The 10b5-1 Plan is intended to satisfy the affirmative defense Rule of 10b5-1(c). Trades under the 10b5-1 Plan will not commence until at least 90 days following the date on which such plan was entered. No other director or officer (as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934) adopted, terminated or modified a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement, as each term is defined in Item 408(a) of Regulation S-K) during 2023. Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections None. Table of Contents 122

PART III Item 10. Directors, Executive Officers, and Corporate Governance The information required by this Item of Form 10-K will be included in our definitive proxy statement (the “Proxy Statement”) to be filed with the SEC in connection with the solicitation of proxies for our 2025 Annual Meeting of Stockholders and is incorporated herein by reference. The Proxy Statement will be filed with the SEC within 120 days after the end of the fiscal year to which this Annual Report relates. Item 11. Executive Compensation The information required by this Item will be set forth in the Proxy Statement and is incorporated herein by reference. Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters The information required by this Item will be set forth in the Proxy Statement and is incorporated herein by reference. Item 13. Certain Relationships and Related Transactions, and Director Independence The information required by this Item will be set forth in the Proxy Statement and is incorporated herein by reference. Item 14. Principal Accountant Fees and Services The information required by this Item will be set forth in the Proxy Statement and is incorporated herein by reference. Table of Contents 123

PART IV Item 15. Exhibits and Financial Statement Schedules (a) The following documents are filed as part of this Annual Report: 1. Financial Statements (See “Index to Consolidated Financial Statements” in “Item 8. Financial Statements and Supplementary Data” of this Annual Report); All other schedules are omitted because they are not applicable, not required or the required information is shown in the consolidated financial statements or notes thereto; and 2. The exhibits listed in the “Exhibit Index” below to this Annual Report are incorporated herein by reference or are filed with this Annual Report on Form 10-K, in each case as indicated therein (numbered in accordance with Item 601 of Regulation S-K). EXHIBIT INDEX Exhibit Number Description 2.1+ Stock Purchase Agreement, dated January 1, 2025, by and between Homeowners of America Holding Corporation and Porch Insurance Reciprocal Exchange (incorporated by reference to Exhibit 2.1 of the Company’s Form 8-K (File No. 001-39142), filed with the SEC on January 7, 2025). 3.1 Third Amended and Restated Certificate of Incorporation of Porch Group, Inc., as filed with the Secretary of State of the State of Delaware on June 9, 2022 (incorporated by reference to Exhibit 3.1 of the Company's Form 8-K (File No. 001-39142), filed with the SEC on June 10, 2022). 3.2 Amended and Restated By-Laws of the Company, dated December 23, 2020 (incorporated by reference to Exhibit 3.2 of the Company’s Form 8-K (File No. 001-39142), filed with the SEC on December 29, 2020). 4.1 Description of Securities (incorporated by reference to Exhibit 4.4 of the Company’s Form 10-K (File No. 001-39142), filed with the SEC on March 31, 2021). 4.2 Form of Common Stock Certificate of the Company (incorporated by reference to Exhibit 4.1 of the Company’s Form 8-K (File No. 001-39142), filed with the SEC on December 31, 2020). 4.3 Form of Warrant Certificate of the Company (incorporated by reference to Exhibit 4.2 of the Company’s Form 8-K (File No. 001-39142), filed with the SEC on December 31, 2020). 4.4 Warrant Agreement, dated November 21, 2019, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 of the Company’s Form 8-K (File No. 001-39142), filed with the SEC on November 26, 2019). 4.5 Indenture, dated as of September 16, 2021, by and between Porch Group, Inc. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 of the Company’s Form 8-K (File No. 001-39142), filed with the SEC on September 17, 2021). 4.6 Form of 0.75% Convertible Senior Notes due 2026 (included as Exhibit A in Exhibit 4.5) (incorporated by reference to Exhibit 4.1 of the Company’s Form 8-K (File No. 001-39142), filed with the SEC on September 17, 2021). 4.7 Indenture, dated as of April 20, 2023, by and among Porch Group, Inc., the Subsidiary Guarantors from time to time party thereto, and U.S. Bank Trust Company, National Association, in its capacity as trustee and as collateral agent thereunder (incorporated by reference to Exhibit 4.1 of the Company’s Form 8-K (File No. 001-39142), filed with the SEC on April 21, 2023). 4.8 Form of 6.75% Senior Secured Convertible Notes due 2028 (incorporated by reference to Exhibit 4.1, as Exhibit A thereto, of the Company’s Form 8-K (File No. 001-39142), filed with the SEC on April 21, 2023). 10.1# Form of Indemnification Agreement by and between the Company and its directors and officers (incorporated by reference to Exhibit 10.3 of the Company’s Form 8-K (File No. 001-39142), filed with the SEC on December 31, 2020). 10.2 Amended and Restated Registration Rights Agreement, dated December 23, 2020, by and among the Company and certain stockholders of the Company (incorporated by reference to Exhibit 10.4 of the Company’s Form 8-K (File No. 001-39142), filed with the SEC on December 31, 2020). Table of Contents 124

10.3 Security Agreement, dated as of April 20, 2023, among Porch Group, Inc., the other Grantors from time to time party thereto, and U.S. Bank Trust Company, National Association, as collateral agent (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K (File No. 001-39142), filed with the SEC on April 21, 2023). 10.4#* Porch Group, Inc. 2020 Stock Incentive Plan 10.5# Porch.com, Inc. 2012 Equity Incentive Plan (incorporated by reference to Exhibit 4.4 of the Company’s Form S-8 (File No. 333-253778) filed with the SEC on March 2, 2021). 10.6 Form of Stock Award Agreement under Porch Group, Inc. 2020 Stock Incentive Plan. 10.7# Form of Restricted Stock Award Agreement under Porch Group, Inc. 2020 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 of the Company’s Form 10-Q (File No. 001-39142), filed with the SEC on May 20, 2021). 10.8# Form of Stock Option Agreement under Porch Group, Inc. 2020 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 of the Company’s Form 10-Q (File No. 001-39142), filed with the SEC on May 20, 2021). 10.9# Form of Senior Level Performance Bonus Plan (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K (File No. 001-39142), filed with the SEC on May 23, 2022). 10.10# Form of Performance-Based Restricted Stock Unit Award Notice and Agreement (Initial Awards in 2022) (incorporated by reference to Exhibit 10.2 of the Company’s Form 8-K (File No. 001-39142), filed with the SEC on May 23, 2022). 10.11# Form of Restricted Stock Unit Award Agreement under Porch.com, Inc. 2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 of the Company’s Form 10-Q (File No. 001-39142), filed with the SEC on August 16, 2021). 10.12# Form of Restricted Stock Award Agreement under Porch.com, Inc. 2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 of the Company’s Form 10-Q (File No. 001-39142), filed with the SEC on August 16, 2021). 10.13# Form of Stock Option Agreement under Porch.com, Inc. 2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.6 of the Company’s Form 10-Q (File No. 001-39142), filed with the SEC on August 16, 2021). 10.14#* Non-Employee Director Compensation Policy 10.15# Employment Agreement, dated February 11, 2022, by and between Porch Group, Inc. and Matthew Ehrlichman (incorporated by reference to Exhibit 10.3 of the Company’s Form 8-K (File No. 001-39142), filed with the SEC on February 11, 2022). 10.16# Form of Performance-Based (Market-Condition) Restricted Stock Unit Award Agreement (CEO) under Porch Group, Inc. 2020 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K (File No. 001-39142), filed with the SEC on February 11, 2022). 10.17# Form of Restricted Stock Unit Award Agreement (CEO) under Porch Group, Inc. 2020 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 of the Company’s Form 8-K (File No. 001-39142), filed with the SEC on February 11, 2022). 10.18# Retention Agreement, dated February 20, 2018, by and between Porch.com, Inc. and Matthew Neagle (incorporated by reference to Exhibit 10.7 of the Company’s Form 8-K (File No. 001-39142), filed with the SEC on December 31, 2020). 10.19# Employment Agreement, dated February 11, 2022, by and between Porch Group, Inc. and Matthew Neagle (incorporated by reference to Exhibit 10.4 of the Company’s Form 8-K (File No. 001-39142), filed with the SEC on February 11, 2022). 10.20# Form of Performance-Based (Market-Condition) Restricted Stock Unit Award Agreement (COO) under Porch Group, Inc. 2020 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K (File No. 001-39142), filed with the SEC on November 19, 2021). 10.21# Form of Restricted Stock Unit Award Agreement (COO) under Porch Group, Inc. 2020 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 of the Company’s Form 8-K (File No. 001-39142), filed with the SEC on November 19, 2021). 10.22 Form of Capped Call Confirmation between Porch Group, Inc. and each of the option counterparties (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K (File No. 001-39142), filed with the SEC on September 17, 2021). 10.23# Form of Performance-Based Restricted Stock Unit Award Notice and Agreement (Initial Awards in 2022)(incorporated by reference to Exhibit 10.2 of the Company's Form 8-K (File No. 001-39142), filed with the SEC on May 23, 2022). Table of Contents 125

10.26# CFO Employment Agreement, by and between Porch Group, Inc. and Shawn Tabak, dated November 2, 2022 (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K (File No. 001-39142), filed with the SEC on November 2, 2022). 10.27 Form of Subscription Agreement (incorporated by referenced to Exhibit 10.1 of the Company’s Form 8- K (File No. 001-39142), filed with the SEC on April 17, 2023). 10.28 Form of Notes Purchase Agreement (incorporated by referenced to Exhibit 10.4 of the Company’s Form 8-K (File No. 001-39142), filed with the SEC on April 17, 2023). 10.29+† Business Collaboration Agreement, dated January 19, 2024, among Porch Group, Inc., Porch.com, Inc., Aon Corp. and Aon Re, Inc. (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K (File No. 001-39142), filed with the SEC on January 25, 2024). 10.3 Attorney-in-Fact Agreement, dated January 1, 2025, by and between Porch Insurance Reciprocal Exchange and Porch Risk Management Services LLC (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K (File No. 001-39142), filed with the SEC on January 7, 2025). 16.1 Letter from Ernst & Young LLP to the Securities and Exchange Commission regarding change in certifying accountant, dated October 2, 2023 (incorporated by reference to Exhibit 16.1 of the Company's Form 8-K (File No. 001-39142), filed with the SEC on October 2, 2023) 19.1* Insider Trading Policy 21.1* Subsidiaries of the Registrant. 23.1* Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm 23.2* Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm 24.1* Power of Attorney (included on the Signatures page of this Annual Report on Form 10-K). 31.1* Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. 31.2* Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. 32.1** Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. 32.2** Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. 97.1 Porch Group, Inc. Policy for Recovery of Erroneously Awarded Compensation, effective October 2, 2023 (incorporated by reference to Exhibit 97.1 of the Company’s Form 10-K (file No. 001-39142), filed with the SEC on March 15, 2024). 101.INS* Inline XBRL Instance Document. 101.SCH* Inline XBRL Taxonomy Extension Schema Document. 101.CAL* Inline XBRL Taxonomy Extension Calculation Linkbase Document. 101.DEF* Inline XBRL Taxonomy Extension Definition Linkbase Document. 101.LAB* Inline XBRL Taxonomy Extension Label Linkbase Document 101.PRE* Inline XBRL Taxonomy Extension Presentation Linkbase Document. 104* Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101). _______________________________________ * Filed with this Annual Report on Form 10-K. ** The certifications attached as Exhibit 32.1 and Exhibit 32.2 that accompany this Annual Report on Form 10-K are deemed furnished and not filed with the SEC and are not to be incorporated by reference into any filing of the Company under the Securities Act or the Exchange Act, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing. + The schedules and exhibits to this agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request. † Portions of this exhibit were redacted pursuant to Item 601(b)(10) of Regulation S-K. The omitted information is not material and is the type that the Company treats as private or confidential. # Indicates a management contract or compensatory plan or arrangement. Item 16. Form 10-K Summary None. Table of Contents 126

SIGNATURES Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 25, 2025. PORCH GROUP, INC. By: /s/ Matthew Ehrlichman Matthew Ehrlichman Chairman of the Board of Directors, and Chief Executive Officer Power of Attorney Each person whose signature appears below hereby constitutes and appoints Matthew Ehrlichman, Shawn Tabak, and Matthew Cullen, and each of them acting individually, as his or her true and lawful attorneys-in-fact and agents, each with full power of substitution, for him or her in any and all capacities, to execute any and all amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents, or his, her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated: Signature Title Date / s/ Matthew Ehrlichman Chief Executive Officer February 25, 2025 Matthew Ehrlichman (principal executive officer) and Chairman /s/ Shawn Tabak Chief Financial Officer February 25, 2025 Shawn Tabak (principal financial officer and principal accounting officer) /s/ Sean Kell Director February 25, 2025 Sean Kell /s/ Rachel Lam Director February 25, 2025 Rachel Lam /s/ Alan Pickerill Director February 25, 2025 Alan Pickerill /s/ Amanda Reierson Director February 25, 2025 Amanda Reierson /s/ Maurice Tulloch Director February 25, 2025 Maurice Tulloch /s/ Camilla Velasquez Director February 25, 2025 Camilla Velasquez /s/ Regi Vengalil Director February 25, 2025 Regi Vengalil Table of Contents 127

Exhibit 10.14 PORCH GROUP, INC. NON-EMPLOYEE DIRECTOR COMPENSATION POLICY (Adopted May 13, 2021; Revised March 23, 2023; Revised May 1, 2024) ARTICLE I PURPOSE The purpose of the Porch Group, Inc. (the “Company”) Non-Employee Director Compensation Policy (this “Policy”) is as follows. • to provide a compensation structure that will attract highly competent candidates; • to pay higher compensation for increased levels of responsibility; and • to provide a significant portion of compensation in the form of equity-based awards to further align non-employee director compensation with shareholder interests. All references to “Director” in this Policy shall mean a member of the Company’s Board of Directors (the “Board”) who is not employed by the Company. ARTICLE II BASE ANNUAL RETAINER Each Director shall automatically receive, without any further action by the Board or the Compensation Committee, a base annual retainer (the “Base Annual Retainer”) of up to One Hundred Ninety-Five Thousand Dollars ($195,000) per fiscal year as follows. 1.1 Cash. Forty-Five Thousand Dollars ($45,000) to be paid in equal quarterly installments made within five business days of the last calendar day of each fiscal quarter. 1.2 RSU Grants. One Hundred Fifty Thousand Dollars ($150,000) to be paid in the form of restricted stock units (“RSUs”). The RSUs shall be subject to the following terms and conditions. 1.2.1 Grant Date. The RSUs shall be granted on each date of the Company’s annual meeting of stockholders (the “Grant Date”). Grants of RSUs shall only be made to Directors elected on the Grant Date to serve on the Board for the upcoming term that will expire at the Company’s annual meeting of stockholders to be held in the subsequent fiscal year. 1.2.2 Amount. The number of RSUs to be granted on the Grant Date shall be the nearest whole number of shares as determined by dividing One Hundred Fifty Thousand Dollars ($150,000) by the Closing Market Price (as herein defined). 1.2.3 Closing Market Price. As used in this Policy, the “Closing Market Price” shall mean the closing market price of the Company’s common stock as listed on the Nasdaq on the Grant Date, and if the Grant Date does not fall on a Nasdaq trading day, then on the last trading day prior to the Grant Date. 1.3 Proration. 1.3.1 Cash. The quarterly payments of the Base Annual Retainer shall be prorated, as applicable, based on the days of service on the Board during the applicable calendar quarter using the actual number of calendar days in such quarter. 1.3.2 RSU Grants for Newly Appointed Directors. Directors newly appointed after an annual meeting will receive their first grant for service on the Board on the first Grant Date after their service on the Board commences, subject to their continuous service through the first Grant Date.

The number of RSUs to be granted on such Grant Date shall be prorated, as applicable, based on the calendar days of service on the Board from the date of appointment as Director to the Grant Date and assuming a full calendar year. The number of RSUs to be granted on the Grant Date shall be the nearest whole number of shares as determined by dividing the prorated dollar amount earned during the interim period by the Closing Market Price. The RSUs granted for any such period shall be fully vested as of the applicable Grant Date such that any Director receiving a prorated grant would receive vested shares of Company common stock on the Grant Date, in recognition of service provided to the Board during the interim period. In addition to this prorated grant and for the avoidance of doubt, any such Director receiving a prorated grant shall also receive a grant of RSUs pursuant to Section 2.2, assuming election to the Board on the Grant Date. 1.4 Vesting and Form of Award Agreement. Except as otherwise approved by the Board or the Compensation Committee of the Board at the time of grant, and except as set forth in Section 2.3.2, the RSUs shall vest on the one (1) year anniversary of the Grant Date; provided, however, that any vesting of an RSU grant is subject in all respects to the Director’s continued service through the applicable vesting date. After the applicable award is vested, whether as described in this Section 2.4 or Section 2.3.2, two-thirds (2/3) of the RSUs shall be subject to resale restrictions expiring in equal increments on the first and second anniversaries of the vesting date. The RSUs will vest and the resale restrictions will lapse in the event the Director ceases to serve on the Board due to death, disability or removal without cause, as described in the form of award agreement approved by the Board. In addition, in the event of a change in control (as defined in the Porch Group, Inc. 2020 Stock Incentive Plan or any successor plan applicable to a grant of RSUs) in which the awards are not effectively assumed, the RSUs will vest in full and the resale restrictions will lapse. Except as otherwise provided in this Section 2.4, in an applicable award agreement, or as otherwise approved by the Board or Compensation Committee, for the avoidance of doubt any Director who ceases to serve on the Board for any reason prior to a vesting date, whether such cessation of service is voluntary or involuntary, will not receive any unvested RSUs, the unvested RSUs will not vest at any time and be forfeited, and the Director shall have no rights or privileges with respect to the unvested RSUs or the underlying shares. ARTICLE III ANNUAL RETAINER PREMIUM - LEAD INDEPENDENT DIRECTOR A Director serving as the Lead Independent Director of the Board (the “LID”) shall automatically receive, without any further action by the Board or the Compensation Committee, a premium (the “Lead Director Premium”) of up to Sixty Thousand Dollars ($60,000) per fiscal year as follows. 1.1 Cash. Sixty Thousand Dollars ($60,000) to be paid in equal quarterly installments made within five business days of the last calendar day of each fiscal quarter. 1.2 Proration. The quarterly payments of the Lead Director Premium shall be prorated, as applicable, based on the days of service on the Board as Lead Independent Director during the applicable calendar quarter using the actual number of calendar days in such quarter. ARTICLE IV ANNUAL RETAINER PREMIUM – COMMITTEE SERVICE A Director serving as a Chair or a member of a standing committee (“Committee”) of the Board shall automatically receive, without any further action by the Board or the Compensation Committee, an annual cash premium per fiscal year for such service up to the amounts as set forth below. The annual cash premiums shall be paid in equal quarterly installments made within five business days of the last calendar day of each fiscal quarter. The quarterly payments of the Chair or Committee premium shall be prorated, as applicable, based on the days of service on the Board as a Chair or Committee member, as applicable, during the applicable calendar quarter using the actual number of calendar days in such quarter. Chair premiums are inclusive of the non-chair member premium for service on the applicable Committee. 1.1 Audit Committee. Chair Premium – Twenty-One Thousand Dollars ($21,000); Non-Chair Member Premium - Ten Thousand Dollars ($10,000). 1.2 Compensation Committee. Chair Premium - Fifteen Thousand Dollars ($15,000); Non-Chair Member Premium - Seven Thousand Dollars ($7,000). 1.3 Nominating and Corporate Governance Committee. Chair Premium – Nine Thousand Dollars ($9,000); Non-Chair Member Premium - Four Thousand Dollars ($4,000). ARTICLE V EXPENSE REIMBURSEMENT AND COMPENSATION FOR ADDITIONAL TIME EXPENDED 1.1. Expense Reimbursement. Each Director shall be reimbursed for his or her reasonable out-of- pocket business expenses incurred in connection with attending meetings of the Board or its Committees or in connection with other Board-related business or activities. 1.2. Compensation for Additional Time. Each Director shall be compensated in cash on a “per diem,” hourly or other basis at a rate that is reasonable and fair to the Company as determined in the discretion of the LID or Independent Chair (or, should the matter be referred to them, the Board or the Compensation Committee), for significant time spent outside of Board or Committee meetings for meetings or activities outside the scope of normal Board duties, including, without limitation, director training, meeting with Company management or external auditors, interviewing director candidates or other activities deemed necessary by the LID or Independent Chair (or should the matter be referred to them, the Compensation Committee or the entire Board). Any dollar amounts set for a particular unit of time shall be paid on a pro rata basis for time expended that is less than the full unit of time for which a rate was set. The LID or Independent Chair shall oversee requests for compensation under this Article V. ARTICLE VI ADMINISTRATION The Compensation Committee shall administer this Policy; provided, however, that the Board shall retain authority to act in lieu of the Compensation Committee as it deems appropriate.

PORCH GROUP, INC. 2020 STOCK INCENTIVE PLAN 1. INTRODUCTION (a) Purposes. The purposes of the Porch Group, Inc. 2020 Stock Incentive Plan (this “Plan”) are (i) to align the interests of the Company’s stockholders and the recipients of awards under this Plan by increasing the proprietary interest of such recipients in the Company’s growth and success, (ii) to advance the interests of the Company by attracting and retaining Non-Employee Directors, officers, other employees, consultants, independent contractors and agents and (iii) to motivate such persons to act in the long-term best interests of the Company and its stockholders. (b) Certain Definitions. “2012 Plan” shall mean the Porch.com, Inc. 2012 Equity Incentive Plan, as amended. “Agreement” shall mean the written or electronic agreement evidencing an award hereunder between the Company and the recipient of such award. “Board” shall mean the Board of Directors of the Company. “Change in Control” shall have the meaning set forth in Section 5.8(b). “Closing” shall mean the closing of the transactions contemplated by the Merger Agreement. “Code” shall mean the Internal Revenue Code of 1986, as amended. “Committee” shall mean the Compensation Committee of the Board, or a subcommittee thereof, or such other committee designated by the Board, in each case, consisting of two or more members of the Board, each of whom is intended to be (i) a “Non-Employee Director” within the meaning of Rule 16b-3 under the Exchange Act and (ii) “independent” within the meaning of the rules of the NASDAQ Capital Market or, if the Common Stock is not listed on the NASDAQ Capital Market, within the meaning of the rules of the principal stock exchange on which the Common Stock is then traded. “Common Stock” shall mean the common stock, par value $0.0001 per share, of the Company, and all rights appurtenant thereto. “Earn Out Share” shall have the meaning set forth in the Merger Agreement. “Excess Award” shall mean any equity award granted under the 2012 Plan prior to Closing, as permitted by the Merger Agreement, relating to in excess of 2,000,000 shares of Porch common stock. “Company” shall mean Porch Group, Inc., a corporation organized under the laws of the State of Delaware, or any successor thereto. “Company Voting Securities” shall have the meaning set forth in Section 5.8(b)(1). “Earn Out Share” shall have the meaning set forth in the Merger Agreement. “Excess Awards” shall mean the equity awards granted under the 2012 Plan prior to Closing, as permitted by the Merger Agreement, to the extent they relate in the aggregate to more than 2,000,000 shares of Porch common stock. “Fair Market Value” shall mean the closing transaction price of a share of Common Stock as reported on the NASDAQ Capital Market on the date as of which such value is being determined or, if the Common Stock is not listed on the NASDAQ Capital Market, the closing transaction price of a share of Common Stock on the principal national stock exchange on which the Common Stock is traded on the date as of which such value is being determined or, if there shall be no reported transactions for such date, on the next preceding date for which transactions were reported; provided, however, that if the Common Stock is not listed on a national stock exchange or if Fair Market Value for any date cannot be so determined, Fair Market Value shall be determined by the Committee by whatever means or method as the Committee, in the good faith exercise of its discretion, shall at such time deem appropriate and in compliance with Section 409A of the Code. Exhibit 10.4

“Free-Standing SAR” shall mean an SAR which is not granted in tandem with, or by reference to, an option, which entitles the holder thereof to receive, upon exercise, shares of Common Stock (which may be Restricted Stock) or, to the extent set forth in the applicable Agreement, cash or a combination thereof, with an aggregate value equal to the excess of the Fair Market Value of one (1) share of Common Stock on the date of exercise over the base price of such SAR, multiplied by the number of such SARs which are exercised. “Incentive Stock Option” shall mean an option to purchase shares of Common Stock that meets the requirements of Section 422 of the Code, or any successor provision, which is intended by the Committee to constitute an Incentive Stock Option. “Incumbent Directors” shall have the meaning set forth in Section 5.8(b)(4). “Management Carve-Out Plan” shall mean the cash bonuses payable at the Closing, in an amount not to exceed $5.0 million in the aggregate, to certain designated employees of the Porch and its subsidiaries. “Merger Agreement” shall mean the Agreement and Plan of Merger entered into by and among the Company, Porch and certain other parties, dated July 30, 2020. “Non-Employee Director” shall mean any director of the Company who is not an officer or employee of the Company or any Subsidiary. “Nonqualified Stock Option” shall mean an option to purchase shares of Common Stock which is not an Incentive Stock Option. “Other Stock Award” shall mean an award granted pursuant to Section 3.4 of the Plan. “Performance Award” shall mean a right to receive an amount of cash, Common Stock, or a combination of both, contingent upon the attainment of specified Performance Measures within a specified Performance Period. “Porch” shall mean Porch Group, Inc., a Delaware corporation. “Redemption Value Price” shall have the meaning set forth in the Merger Agreement. “Performance Measures” shall mean the criteria and objectives, established by the Committee, which shall be satisfied or met (i) as a condition to the grant or exercisability of all or a portion of an option or SAR or (ii) during the applicable Restriction Period or Performance Period as a condition to the vesting of the holder’s interest, in the case of a Restricted Stock Award, of the shares of Common Stock subject to such award, or, in the case of a Restricted Stock Unit Award, Other Stock Award or Performance Award, to the holder’s receipt of the shares of Common Stock subject to such award or of payment with respect to such award. One or more of the following business criteria for the Company, on a consolidated basis, and/or for specified subsidiaries, business or geographical units or operating areas of the Company (except with respect to the total shareholder return and earnings per share criteria) or individual basis, may be used by the Committee in establishing Performance Measures under this Plan: the attainment by a share of Common Stock of a specified Fair Market Value for a specified period of time; increase in stockholder value; earnings per share; return on or net assets; return on equity; return on investments; return on capital or invested capital; total stockholder return; earnings or income of the Company before or after taxes and/or interest; earnings before interest, taxes, depreciation and amortization (“EBITDA”); EBITDA margin; operating income; revenues; operating expenses, attainment of expense levels or cost reduction goals; market share; cash flow, cash flow per share, cash flow margin or free cash flow; interest expense; economic value created; gross profit or margin; operating profit or margin; net cash provided by operations; price-to- earnings growth; and strategic business criteria, consisting of one or more objectives based on meeting specified goals relating to market penetration, customer acquisition, business expansion, cost targets, customer satisfaction, reductions in errors and omissions, reductions in lost business, management of employment practices and employee benefits, supervision of litigation, supervision of information technology, quality and quality audit scores, efficiency, and acquisitions or divestitures, or such other goals as the Committee may determine whether or not listed herein. Each such goal may be determined on a pre-tax or post-tax basis or on an absolute or relative basis, and may include comparisons based on current internal targets, the past performance of the Company (including the performance of one or more subsidiaries, divisions, or operating units) or the past or current performance of other companies or market indices (or a combination of such past and current performance). In addition to the ratios specifically enumerated above, performance goals may include comparisons relating to capital (including, but not limited to, the cost of capital), shareholders’ equity, shares outstanding, assets or net assets, sales, or any combination thereof. In establishing a Performance Measure or determining the achievement of a Performance Measure, the Committee may provide that achievement of the applicable Performance Measures may be amended or adjusted to include or exclude components of any Performance Measure, including, without limitation, foreign exchange gains and losses, asset write-downs, acquisitions and divestitures, change in fiscal year, unbudgeted capital expenditures, special charges such as restructuring or impairment charges, debt refinancing costs, extraordinary or noncash items, unusual, infrequently occurring, nonrecurring or one-time events affecting the Company or its financial statements or changes in law or accounting principles. Performance Measures shall be subject to such other special rules and conditions as the Committee may establish at any time. “Performance Period” shall mean any period designated by the Committee during which (i) the Performance Measures applicable to an award shall be measured and (ii) the conditions to vesting applicable to an award shall remain in effect. “Restricted Stock” shall mean shares of Common Stock which are subject to a Restriction Period and which may, in addition thereto, be subject to the attainment of specified Performance Measures within a specified Performance Period. “Restricted Stock Award” shall mean an award of Restricted Stock under this Plan. “Restricted Stock Unit” shall mean a right to receive one (1) share of Common Stock or, in lieu thereof and to the extent set forth in the applicable Agreement, the Fair Market Value of such share of Common Stock in cash, which shall be contingent upon the expiration of a specified Restriction Period and which may, in addition thereto, be contingent upon the attainment of specified Performance Measures within a specified Performance Period. “Restricted Stock Unit Award” shall mean an award of Restricted Stock Units under this Plan. “Restriction Period” shall mean any period designated by the Committee during which (i) the Common Stock subject to a Restricted Stock Award may not be sold, transferred, assigned, pledged, hypothecated or otherwise encumbered or disposed of, except as provided in this Plan or the Agreement relating to such award, or (ii) the conditions to vesting applicable to a Restricted Stock Unit Award or Other Stock Award shall remain in effect. “SAR” shall mean a stock appreciation right which may be a Free-Standing SAR or a Tandem SAR. “Stock Award” shall mean a Restricted Stock Award, Restricted Stock Unit Award or Other Stock Award. “Subsidiary” shall mean any corporation, limited liability company, partnership, joint venture or similar entity in which the Company owns, directly or indirectly, an equity interest possessing more than 50% of the combined voting power of the total outstanding equity interests of such entity. “Substitute Award” shall mean an award granted under this Plan upon the assumption of, or in substitution for, outstanding equity awards previously granted by a company or other entity in connection with a corporate transaction, including a merger, combination, consolidation or acquisition of property or stock; provided, however, that in no event shall the term “Substitute Award” be construed to refer to an award made in connection with the cancellation and repricing of an option or SAR. “Tandem SAR” shall mean an SAR which is granted in tandem with, or by reference to, an option (including a Nonqualified Stock Option granted prior to the date of grant of the SAR), which entitles the holder thereof to receive, upon exercise of such SAR and surrender for cancellation of all or a portion of such option, shares of Common Stock (which may be Restricted Stock) or, to the extent set forth in the applicable Agreement, cash or a combination thereof, with an aggregate value equal to the excess of the Fair Market Value of one (1) share of Common Stock on the date of exercise over the base price of such SAR, multiplied by the number of shares of Common Stock subject to such option, or portion thereof, which is surrendered. “Tax Date” shall have the meaning set forth in Section 5.5.

“Ten Percent Holder” shall have the meaning set forth in Section 2.1(a). (c) Administration. This Plan shall be administered by the Committee. Any one or a combination of the following awards may be made under this Plan to eligible persons: (i) options to purchase shares of Common Stock in the form of Incentive Stock Options or Nonqualified Stock Options; (ii) SARs in the form of Tandem SARs or Free-Standing SARs; (iii) Stock Awards in the form of Restricted Stock, Restricted Stock Units or Other Stock Awards; and (iv) Performance Awards. The Committee shall, subject to the terms of this Plan, select eligible persons for participation in this Plan and determine the form, amount and timing of each award to such persons and, if applicable, the number of shares of Common Stock subject to an award, the number of SARs, the number of Restricted Stock Units, the dollar value subject to a Performance Award, the purchase price or base price associated with the award, the time and conditions of exercise or settlement of the award and all other terms and conditions of the award, including, without limitation, the form of the Agreement evidencing the award. The Committee may, in its sole discretion and for any reason at any time, take action such that (i) any or all outstanding options and SARs shall become exercisable in part or in full, (ii) all or a portion of the Restriction Period applicable to any outstanding awards shall lapse, (iii) all or a portion of the Performance Period applicable to any outstanding awards shall lapse and (iv) the Performance Measures (if any) applicable to any outstanding awards shall be deemed to be satisfied at the target, maximum or any other level. The Committee shall, subject to the terms of this Plan, interpret this Plan and the application thereof, establish rules and regulations it deems necessary or desirable for the administration of this Plan and may impose, incidental to the grant of an award, conditions with respect to the award, such as limiting competitive employment or other activities. All such interpretations, rules, regulations and conditions shall be conclusive and binding on all parties. The Committee may delegate some or all of its power and authority hereunder to the Board (or any members thereof) or, subject to applicable law, to a subcommittee of the Board, a member of the Board, the Chief Executive Officer or other executive officer of the Company as the Committee deems appropriate; provided, however, that the Committee may not delegate its power and authority to a member of the Board, the Chief Executive Officer or other executive officer of the Company with regard to the selection for participation in this Plan of an officer, director or other person subject to Section 16 of the Exchange Act or decisions concerning the timing, pricing or amount of an award to such an officer, director or other person. No member of the Board or Committee, and neither the Chief Executive Officer nor any other executive officer to whom the Committee delegates any of its power and authority hereunder, shall be liable for any act, omission, interpretation, construction or determination made in connection with this Plan in good faith, and the members of the Board and the Committee and the Chief Executive Officer or other executive officer shall be entitled to indemnification and reimbursement by the Company in respect of any claim, loss, damage or expense (including attorneys’ fees) arising therefrom to the full extent permitted by law (except as otherwise may be provided in the Company’s Certificate of Incorporation and/or By-laws) and under any directors’ and officers’ liability insurance that may be in effect from time to time. (d) Eligibility. Participants in this Plan shall consist of such officers, other employees, Non-Employee Directors, consultants, independent contractors, agents, and persons expected to become officers, other employees, Non- Employee Directors, consultants, independent contractors and agents of the Company and its Subsidiaries as the Committee in its sole discretion may select from time to time. The Committee’s selection of a person to participate in this Plan at any time shall not require the Committee to select such person to participate in this Plan at any other time. Except as otherwise provided for in an Agreement, for purposes of this Plan, references to employment by the Company shall also mean employment by a Subsidiary, and references to employment shall include service as a Non-Employee Director, consultant, independent contractor or agent. The Committee shall determine, in its sole discretion, the extent to which a participant shall be considered employed during an approved leave of absence. The aggregate value of cash compensation and the grant date fair value of shares of Common Stock that may be awarded or granted during any fiscal year of the Company to any Non-Employee Director shall not exceed $500,000. 1.1 Shares Available. Subject to adjustment as provided in Section 5(g) and to all other limits set forth in this Plan, the number of shares of Common Stock that shall initially be available for all awards under this Plan, other than Substitute Awards, shall be equal to 15% of the aggregate number of shares of Common Stock outstanding upon the Closing (without inclusion of any Earn Out Shares), reduced by the sum of (i) the number of shares of

Common Stock, if any, that are subject to Incentive Stock Options, Nonqualified Stock Options, Restricted Stock Units or Restricted Shares into which Excess Awards are converted pursuant to the Merger Agreement, and (ii) an amount equal to (A) the total amounts paid under the Management Carve-Out Plan, divided by (B) the Redemption Value Price (the “Share Limit”). Subject to adjustment as provided in Section 5(g), no more than the amount of shares of Common Stock equal to the Share Limit in the aggregate may be issued under the Plan in connection with Incentive Stock Options. The number of shares of Common Stock available under the Plan shall increase annually on the first day of each calendar year, beginning with the calendar year ending December 31, 2021, and continuing until (and including) the calendar year ending December 31, 2030, with such annual increase equal to the lesser of (i) 5% of the number of shares of Stock issued and outstanding on December 31 of the immediately preceding fiscal year and (ii) an amount determined by the Board. The number of shares of Common Stock that remain available for future grants under the Plan shall be reduced by the sum of the aggregate number of shares of Common Stock that become subject to outstanding options, outstanding Free-Standing SARs, outstanding Stock Awards and outstanding Performance Awards denominated in shares of Common Stock, other than Substitute Awards. To the extent that shares of Common Stock subject to an outstanding option, SAR, Stock Award or Performance Award granted under the Plan, other than Substitute Awards, are not issued or delivered by reason of (i) the expiration, termination, cancellation or forfeiture of such award (excluding shares subject to an option cancelled upon settlement in shares of a related Tandem SAR or shares subject to a Tandem SAR cancelled upon exercise of a related option) or (ii) the settlement of such award in cash, then such shares of Common Stock shall again be available under this Plan. In addition, shares of Common Stock subject to an award under this Plan shall again be available for issuance under this Plan if such shares are (x) shares that were subject to an option or stock- settled SAR and were not issued or delivered upon the net settlement or net exercise of such option or SAR or (y) shares delivered to or withheld by the Company to pay the purchase price or the withholding taxes related to an outstanding award. Notwithstanding the foregoing, shares repurchased by the Company on the open market with the proceeds of an option exercise shall not again be available for issuance under this Plan. The number of shares of Common Stock available for awards under this Plan shall not be reduced by (i) the number of shares of Common Stock subject to Substitute Awards or (ii) available shares under a stockholder approved plan of a company or other entity which was a party to a corporate transaction with the Company (as appropriately adjusted to reflect such corporate transaction) which become subject to awards granted under this Plan (subject to applicable stock exchange requirements). Shares of Common Stock to be delivered under this Plan shall be made available from authorized and unissued shares of Common Stock, or authorized and issued shares of Common Stock reacquired and held as treasury shares or otherwise or a combination thereof. 2. STOCK OPTIONS AND STOCK APPRECIATION RIGHTS (a) Stock Options. The Committee may, in its discretion, grant options to purchase shares of Common Stock to such eligible persons as may be selected by the Committee. Each option, or portion thereof, that is not an Incentive Stock Option, shall be a Nonqualified Stock Option. To the extent that the aggregate Fair Market Value (determined as of the date of grant) of shares of Common Stock with respect to which options designated as Incentive Stock Options are exercisable for the first time by a participant during any calendar year (under this Plan or any other plan of the Company, or any parent or Subsidiary) exceeds the amount (currently $100,000) established by the Code, such options shall constitute Nonqualified Stock Options. Options shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee shall deem advisable: (i) Number of Shares and Purchase Price. The number of shares of Common Stock subject to an option and the purchase price per share of Common Stock purchasable upon exercise of the option shall be determined by the Committee; provided, however, that the purchase price per share of Common Stock purchasable upon exercise of an option shall not be less than 100% of the Fair Market Value of a share of Common Stock on the date of grant of such option; provided further, that if an Incentive Stock Option shall be granted to any person who, at the time such option is granted, owns capital stock possessing more than 10 percent of the total combined voting power of all classes of capital stock of the Company (or of any parent or Subsidiary) (a “Ten Percent Holder”), the purchase price per share of Common Stock shall not be less than the price (currently 110% of Fair Market Value) required by the Code in order to constitute an Incentive Stock Option. Notwithstanding the foregoing, in the case of an option that is a Substitute Award, the purchase price per share of the shares subject to such option may be less than 100% of the Fair Market Value per share on the date of grant, provided, that the excess of: (a) the aggregate Fair Market Value (as of the date such Substitute Award is granted) of the shares subject to the Substitute Award, over (b) the aggregate purchase price thereof does not exceed the excess of: (x) the aggregate fair market value (as of the time immediately preceding the transaction giving rise to the Substitute Award, such fair market value to be determined by the Committee) of the shares of the predecessor company or other entity that were subject to the grant assumed or substituted for by the Company, over (y) the aggregate purchase price of such shares. (ii) Option Period and Exercisability. The period during which an option may be exercised shall be determined by the Committee; provided, however, that no option shall be exercised later than 10 years after its date of grant; provided further, that if an Incentive Stock Option shall be granted to a Ten Percent Holder, such option shall not be exercised later than five (5) years after its date of grant. The Committee may, in its discretion, establish Performance Measures which shall be satisfied or met as a condition to the grant of an option or to the exercisability of all or a portion of an option. The Committee shall determine whether an option shall become exercisable in cumulative or non-cumulative installments and in part or in full at any time. An exercisable option, or portion thereof, may be exercised only with respect to whole shares of Common Stock. (iii) Method of Exercise. An option may be exercised (i) by giving written notice to the Company specifying the number of whole shares of Common Stock to be purchased and accompanying such notice with payment therefor in full (or arrangement made for such payment to the Company’s satisfaction) either (A) in cash, (B) by delivery (either actual delivery or by attestation procedures established by the Company) of shares of Common Stock having a Fair Market Value, determined as of the date of exercise, equal to the aggregate purchase price payable by reason of such exercise, (C) authorizing the Company to withhold whole shares of Common Stock which would otherwise be delivered having an aggregate Fair Market Value, determined as of the date of exercise, equal to the amount necessary to satisfy such obligation, (D) in cash by a broker-dealer acceptable to the Company to whom the participant has submitted an irrevocable notice of exercise or (E) a combination of (A), (B) and (C), in each case to the extent set forth in the Agreement relating to the option, (ii) if applicable, by surrendering to the Company any Tandem SARs which are cancelled by reason of the exercise of the option and (iii) by executing such documents as the Company may reasonably request. Any fraction of a share of Common Stock which would be required to pay such purchase price shall be disregarded and the remaining amount due shall be paid in cash by the participant. No shares of Common Stock shall be issued and no certificate representing Common Stock shall be delivered until the full purchase price therefor and any withholding taxes thereon, as described in Section 5.5, have been paid (or arrangement made for such payment to the Company’s satisfaction). (b) Stock Appreciation Rights. The Committee may, in its discretion, grant SARs to such eligible persons as may be selected by the Committee. The Agreement relating to an SAR shall specify whether the SAR is a Tandem SAR or a Free-Standing SAR. SARs shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee shall deem advisable: (i) Number of SARs and Base Price. The number of SARs subject to an award shall be determined by the Committee. Any Tandem SAR related to an Incentive Stock Option shall be granted at the same time that such Incentive Stock Option is granted. The base price of a Tandem SAR shall be the purchase price per share of Common Stock of the related option. The base price of a Free-Standing SAR shall be determined by the Committee; provided, however, that such base price shall not be less than 100% of the Fair Market Value of a share of Common Stock on the date of grant of such SAR (or, if earlier, the date of grant of the option for which the SAR is exchanged or substituted). Notwithstanding the foregoing, in the case of an SAR that is a Substitute Award, the base price per share of the shares subject to such SAR may be less than 100% of the Fair Market Value per share on the date of grant, provided, that the excess of: (a) the aggregate Fair Market Value (as of the date such Substitute Award is granted) of the shares subject to the Substitute Award, over (b) the aggregate base price thereof does not exceed the excess of: (x) the aggregate fair market value (as of the time immediately preceding the transaction giving rise to the Substitute Award, such fair market value to be determined by the Committee) of the shares of the predecessor company or other entity that were subject to the grant assumed or substituted for by the Company, over (y) the aggregate base price of such shares. (ii) Exercise Period and Exercisability. The period for the exercise of an SAR shall be determined by the Committee; provided, however, that (i) no Tandem SAR shall be exercised later than the expiration, cancellation, forfeiture or other termination of the related option and (ii) no Free-Standing SAR shall be exercised later than 10 years after its date of grant. The Committee may, in its discretion, establish Performance Measures which shall be satisfied or met as a condition to the grant of an SAR or to the exercisability of all or a portion of an SAR. The Committee shall determine whether an SAR may be exercised in cumulative or non-cumulative installments and in part or in full at any time. An exercisable SAR, or portion thereof, may be exercised, in the case of a Tandem SAR, only with respect to whole shares of Common Stock and, in the case of a Free-Standing SAR, only with respect to a whole number of SARs. If an SAR is exercised for shares of Restricted Stock, a certificate or certificates representing such Restricted Stock shall be issued in accordance with Section 3.2(c), or such shares shall be transferred to the holder in book entry form with restrictions on the shares duly noted, and the holder of such Restricted Stock shall have such rights of a stockholder of the Company as determined pursuant to Section 3.2(d). Prior to the exercise of a stock-settled SAR, the holder of such SAR shall have no rights as a stockholder of the Company with respect to the shares of Common Stock subject to such SAR. (iii) Method of Exercise. A Tandem SAR may be exercised (i) by giving written notice to the Company specifying the number of whole SARs which are being exercised, (ii) by surrendering to the Company any options which are cancelled by reason of the exercise of the Tandem SAR and (iii) by executing such documents as the Company may reasonably request. A Free-Standing SAR may be exercised (A) by giving written notice to the Company specifying the whole number of SARs which are being exercised and (B) by executing such documents as the Company may reasonably request. No shares of Common Stock shall be issued and no certificate representing Common Stock shall be delivered until any withholding taxes thereon, as described in Section 5.5, have been paid (or arrangement made for such payment to the Company’s satisfaction). (c) Termination of Employment or Service. All of the terms relating to the exercise, cancellation or other disposition of an option or SAR (i) upon a termination of employment with or service to the Company of the holder of such option or SAR, as the case may be, whether by reason of disability, retirement, death or any other reason, or (ii) during a paid or unpaid leave of absence, shall be determined by the Committee and set forth in the applicable Agreement. (d) Repricing. The Committee shall have the discretion, without the approval of the stockholders of the Company and as permitted by the rules of the NASDAQ Capital Market, to (i) reduce the purchase price or base price of any previously granted option or SAR, (ii) cancel any previously granted option or SAR in exchange for another option or SAR with a lower purchase price or base price or (iii) cancel any previously granted option or SAR in exchange for cash or another award if the purchase price of such option or the base price of such SAR exceeds the Fair Market Value of a share of Common Stock on the date of such cancellation. (e) No Dividend Equivalents. Notwithstanding anything in an Agreement to the contrary, the holder of an option or SAR shall not be entitled to receive dividend equivalents with respect to the number of shares of Common Stock subject to such option or SAR. 3. STOCK AWARDS (a) Stock Awards. The Committee may, in its discretion, grant Stock Awards to such eligible persons as may be selected by the Committee. The Agreement relating to a Stock Award shall specify whether the Stock Award is a Restricted Stock Award, a Restricted Stock Unit Award or, in the case of an Other Stock Award, the type of award being granted.

(b) Terms of Restricted Stock Awards. Restricted Stock Awards shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee shall deem advisable. (i) Number of Shares and Other Terms. The number of shares of Common Stock subject to a Restricted Stock Award and the Restriction Period, Performance Period (if any) and Performance Measures (if any) applicable to a Restricted Stock Award shall be determined by the Committee. (ii) Vesting and Forfeiture. The Agreement relating to a Restricted Stock Award shall provide, in the manner determined by the Committee, in its discretion, and subject to the provisions of this Plan, for the vesting of the shares of Common Stock subject to such award (i) if the holder of such award remains continuously in the employment of the Company during the specified Restriction Period and (ii) if specified Performance Measures (if any) are satisfied or met during a specified Performance Period, and for the forfeiture of the shares of Common Stock subject to such award (x) if the holder of such award does not remain continuously in the employment of the Company during the specified Restriction Period or (y) if specified Performance Measures (if any) are not satisfied or met during a specified Performance Period. (iii) Stock Issuance. During the Restriction Period, the shares of Restricted Stock shall be held by a custodian in book entry form with restrictions on such shares duly noted or, alternatively, a certificate or certificates representing a Restricted Stock Award shall be registered in the holder’s name and may bear a legend, in addition to any legend which may be required pursuant to Section 5.6, indicating that the ownership of the shares of Common Stock represented by such certificate is subject to the restrictions, terms and conditions of this Plan and the Agreement relating to the Restricted Stock Award. All such certificates shall be deposited with the Company, together with stock powers or other instruments of assignment (including a power of attorney), each endorsed in blank with a guarantee of signature if deemed necessary or appropriate, which would permit transfer to the Company of all or a portion of the shares of Common Stock subject to the Restricted Stock Award in the event such award is forfeited in whole or in part. Upon termination of any applicable Restriction Period (and the satisfaction or attainment of applicable Performance Measures), subject to the Company’s right to require payment of any taxes in accordance with Section 5.5, the restrictions shall be removed from the requisite number of any shares of Common Stock that are held in book entry form, and all certificates evidencing ownership of the requisite number of shares of Common Stock shall be delivered to the holder of such award. (iv) Rights with Respect to Restricted Stock Awards. Unless otherwise set forth in the Agreement relating to a Restricted Stock Award, and subject to the terms and conditions of a Restricted Stock Award, the holder of such award shall have all rights as a stockholder of the Company, including, but not limited to, voting rights, the right to receive dividends and the right to participate in any capital adjustment applicable to all holders of Common Stock; provided, however, that (i) a distribution with respect to shares of Common Stock, other than a regular cash dividend, and (ii) a regular cash dividend with respect to shares of Common Stock that are subject to performance- based vesting conditions, in each case, shall be deposited with the Company and shall be subject to the same restrictions as the shares of Common Stock with respect to which such distribution was made. (c) Terms of Restricted Stock Unit Awards. Restricted Stock Unit Awards shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee shall deem advisable. (i) Number of Shares and Other Terms. The number of shares of Common Stock subject to a Restricted Stock Unit Award, including the number of shares that are earned upon the attainment of any specified Performance Measures, and the Restriction Period, Performance Period (if any) and Performance Measures (if any) applicable to a Restricted Stock Unit Award shall be determined by the Committee. (ii) Vesting and Forfeiture. The Agreement relating to a Restricted Stock Unit Award shall provide, in the manner determined by the Committee, in its discretion, and subject to the provisions of this Plan, for the vesting of such Restricted Stock Unit Award (i) if the holder of such award remains continuously in the employment of the Company during the specified Restriction Period and (ii) if specified Performance Measures (if any) are satisfied or met during a specified Performance Period, and for the forfeiture of the shares of Common Stock subject to such award (x) if the holder of such award does not remain continuously in the employment of the Company during the specified Restriction Period or (y) if specified Performance Measures (if any) are not satisfied or met during a specified Performance Period. (iii) Settlement of Vested Restricted Stock Unit Awards. The Agreement relating to a Restricted Stock Unit Award shall specify (i) whether such award may be settled in shares of Common Stock or cash or a combination thereof and (ii) whether the holder thereof shall be entitled to receive, on a current or deferred basis, dividend equivalents, and, if determined by the Committee, interest on, or the deemed reinvestment of, any deferred dividend equivalents, with respect to the number of shares of Common Stock subject to such award. Any dividend equivalents with respect to Restricted Stock Units shall be subject to the same vesting conditions as the underlying awards. Prior to the settlement of a Restricted Stock Unit Award, the holder of such award shall have no rights as a stockholder of the Company with respect to the shares of Common Stock subject to such award. (d) Other Stock Awards. Subject to the limitations set forth in the Plan, the Committee is authorized to grant other awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, shares of Common Stock, including without limitation shares of Common Stock granted as a bonus and not subject to any vesting conditions, dividend equivalents, deferred stock units, stock purchase rights and shares of Common Stock issued in lieu of obligations of the Company to pay cash under any compensatory plan or arrangement, subject to such terms as shall be determined by the Committee. The Committee shall determine the terms and conditions of such awards, which may include the right to elective deferral thereof, subject to such terms and conditions as the Committee may specify in its discretion. Any distribution, dividend or dividend equivalents with respect to Other Stock Awards shall be subject to the same vesting conditions as the underlying awards. (e) Termination of Employment or Service. All of the terms relating to the satisfaction of Performance Measures and the termination of the Restriction Period or Performance Period relating to a Stock Award, or any forfeiture and cancellation of such award (i) upon a termination of employment with or service to the Company of the holder of such award, whether by reason of disability, retirement, death or any other reason, or (ii) during a paid or unpaid leave of absence, shall be determined by the Committee and set forth in the applicable Agreement. 4. PERFORMANCE AWARDS (a) Performance Awards. The Committee may, in its discretion, grant Performance Awards to such eligible persons as may be selected by the Committee. (b) Terms of Performance Awards. Performance Awards shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee shall deem advisable. (i) Value of Performance Awards and Performance Measures. The method of determining the value of the Performance Award and the Performance Measures and Performance Period applicable to a Performance Award shall be determined by the Committee. (ii) Vesting and Forfeiture. The Agreement relating to a Performance Award shall provide, in the manner determined by the Committee, in its discretion, and subject to the provisions of this Plan, for the vesting of such Performance Award if the specified Performance Measures are satisfied or met during the specified Performance Period and for the forfeiture of such award if the specified Performance Measures are not satisfied or met during the specified Performance Period. (iii) Settlement of Vested Performance Awards. The Agreement relating to a Performance Award shall specify whether such award may be settled in shares of Common Stock (including shares of Restricted Stock) or cash or a combination thereof. If a Performance Award is settled in shares of Restricted Stock, such shares of Restricted Stock shall be issued to the holder in book entry form or a certificate or certificates representing such Restricted Stock shall be issued in accordance with Section 3.2(c) and the holder of such Restricted Stock shall have such rights as a stockholder of the Company as determined pursuant to Section 3.2(d). Any dividends or dividend equivalents with respect to a Performance Award shall be subject to the same performance-based vesting restrictions as such Performance Award. Prior to the settlement of a Performance Award in shares of Common Stock, including Restricted Stock, the holder of such award shall have no rights as a stockholder of the Company.

(c) Termination of Employment or Service. All of the terms relating to the satisfaction of Performance Measures and the termination of the Performance Period relating to a Performance Award, or any forfeiture and cancellation of such award (i) upon a termination of employment with or service to the Company of the holder of such award, whether by reason of disability, retirement, death or any other reason, or (ii) during a paid or unpaid leave of absence, shall be determined by the Committee and set forth in the applicable Agreement. 5. GENERAL (a) Effective Date and Term of Plan. This Plan shall be submitted to the stockholders of the Company for approval at a special meeting of stockholders in 2020 and shall become effective as of the date on which the Plan was approved by stockholders. This Plan shall terminate on the 10th anniversary of its effective date, unless terminated earlier by the Board. Termination of this Plan shall not affect the terms or conditions of any award granted prior to termination. Awards hereunder may be made at any time prior to the termination of this Plan, provided that no Incentive Stock Option may be granted later than 10 years after the date on which the Plan was approved by the Board. In the event that this Plan is not approved by the stockholders of the Company, this Plan and any awards hereunder shall be void and of no force or effect. (b) Amendments. The Board may amend this Plan or any Agreement as it shall deem advisable; provided, however, that no amendment to the Plan or any Agreement shall be effective without the approval of the Company’s stockholders if (i) stockholder approval is required by applicable law, rule or regulation, including any rule of the NASDAQ Capital Market, or any other stock exchange on which the Common Stock is then traded, or (ii) such amendment seeks to modify the Non-Employee Director compensation limit set forth in Section 1.3; provided further, that no amendment may materially impair the rights of a holder of an outstanding award without the consent of such holder. Notwithstanding anything herein to the contrary, the Board may amend the Plan or any Agreement at any time without the consent of a holder of an outstanding award to company with applicable law, including Section 409A of the Code. (c) Agreement. Each award under this Plan shall be evidenced by an Agreement setting forth the terms and conditions applicable to such award. No award shall be valid until an Agreement is executed by the Company and, to the extent required by the Company, executed or electronically accepted by the recipient of such award. Upon such execution or acceptance and delivery of the Agreement to the Company within the time period specified by the Company, such award shall be effective as of the effective date set forth in the Agreement. (d) Non-Transferability. No award shall be transferable other than by will, the laws of descent and distribution or pursuant to beneficiary designation procedures approved by the Company or, to the extent expressly permitted in the Agreement relating to such award, to the holder’s family members, a trust or entity established by the holder for estate planning purposes, a charitable organization designated by the holder or pursuant to a domestic relations order, in each case, without consideration. Except to the extent permitted by the foregoing sentence or the Agreement relating to an award, each award may be exercised or settled during the holder’s lifetime only by the holder or the holder’s legal representative or similar person. Except as permitted by the second preceding sentence, no award may be sold, transferred, assigned, pledged, hypothecated, encumbered or otherwise disposed of (whether by operation of law or otherwise) or be subject to execution, attachment or similar process. Upon any attempt to so sell, transfer, assign, pledge, hypothecate, encumber or otherwise dispose of any award, such award and all rights thereunder shall immediately become null and void. (e) Tax Withholding. The Company shall have the right to require, prior to the issuance or delivery of any shares of Common Stock or the payment of any cash pursuant to an award made hereunder, payment by the holder of such award of any federal, state, local or other taxes which may be required to be withheld or paid in connection with such award. An Agreement may provide that (i) the Company shall withhold whole shares of Common Stock which would otherwise be delivered to a holder, having an aggregate Fair Market Value determined as of the date the obligation to withhold or pay taxes arises in connection with an award (the “Tax Date”), or withhold an amount of cash which would otherwise be payable to a holder, in the amount necessary to satisfy any such obligation or (ii) the holder may satisfy any such obligation by any of the following means: (A) a cash payment to the Company; (B) delivery (either actual delivery or by attestation procedures established by the Company) to the Company of previously owned whole shares of Common Stock having an aggregate Fair Market Value, determined as of the Tax Date, equal to the amount necessary to satisfy any such obligation; (C) authorizing the Company to withhold whole shares of Common Stock which would otherwise be delivered having an aggregate Fair Market Value, determined as of the Tax Date, or withhold an amount of cash which would otherwise be payable to a holder, in either case equal to the amount necessary to satisfy any such obligation; (D) in the case of the exercise of an option, a cash payment by a broker-dealer acceptable to the Company to whom the participant has submitted an irrevocable notice of exercise or (E) any combination of (A), (B) and (C), in each case to the extent set forth in the Agreement relating to the award. Shares of Common Stock to be delivered or withheld may not have an aggregate Fair Market Value in excess of the amount determined by applying the applicable statutory withholding rate. Any fraction of a share of Common Stock which would be required to satisfy such an obligation shall be disregarded and the remaining amount due shall be paid in cash by the holder. (f) Restrictions on Shares. Each award made hereunder shall be subject to the requirement that if at any time the Company determines that the listing, registration or qualification of the shares of Common Stock subject to such award upon any securities exchange or under any law, or the consent or approval of any governmental body, or the taking of any other action is necessary or desirable as a condition of, or in connection with, the delivery of shares thereunder, such shares shall not be delivered unless such listing, registration, qualification, consent, approval or other action shall have been effected or obtained, free of any conditions not acceptable to the Company. The Company may require that certificates evidencing shares of Common Stock delivered pursuant to any award made hereunder bear a legend indicating that the sale, transfer or other disposition thereof by the holder is prohibited except in compliance with the Securities Act of 1933, as amended, and the rules and regulations thereunder. (g) Adjustment. In the event of any equity restructuring (within the meaning of Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation — Stock Compensation or any successor or replacement accounting standard) that causes the per share value of shares of Common Stock to change, such as a stock dividend, stock split, spinoff, rights offering or recapitalization through an extraordinary cash dividend, the number and class of securities available under this Plan, the terms of each outstanding option and SAR (including the number and class of securities subject to each outstanding option or SAR and the purchase price or base price per share), the terms of each outstanding Stock Award (including the number and class of securities subject thereto), the terms of each outstanding Performance Award (including the number and class of securities subject thereto, if applicable), the maximum number of securities with respect to which options or SARs may be granted during any fiscal year of the Company to any one grantee, the maximum number of shares of Common Stock that may be awarded during any fiscal year of the Company to any one grantee pursuant to a Stock Award that is subject to Performance Measures or a Performance Award, as set forth in Section 1.6, shall be appropriately adjusted by the Committee, such adjustments to be made in the case of outstanding options and SARs in accordance with Section 409A of the Code. In the event of any other change in corporate capitalization, including a merger, consolidation, reorganization, or partial or complete liquidation of the Company, such equitable adjustments described in the foregoing sentence may be made as determined to be appropriate and equitable by the Committee to prevent dilution or enlargement of rights of participants. In either case, the decision of the Committee regarding any such adjustment shall be final, binding and conclusive. (h) Change in Control. (i) Subject to the terms of the applicable Agreements, in the event of a “Change in Control,” the Board, as constituted prior to the Change in Control, may, in its discretion: (A) require that (i) some or all outstanding options and SARs shall become exercisable in full or in part, either immediately or upon a subsequent termination of employment, (ii) the Restriction Period applicable to some or all outstanding Stock Awards shall lapse in full or in part, either immediately or upon a subsequent termination of employment, (iii) the Performance Period applicable to some or all outstanding awards shall lapse in full or in part, and (iv) the Performance Measures applicable to some or all outstanding awards shall be deemed to be satisfied at the target, maximum or any other level; (B) require that shares of capital stock of the corporation resulting from or succeeding to the business of the Company pursuant to such Change in Control (or a parent corporation thereof)

or other property be substituted for some or all of the shares of Common Stock subject to an outstanding award, with an appropriate and equitable adjustment to such award as determined by the Board in accordance with Section 5.7; and/or (C) require outstanding awards, in whole or in part, to be surrendered to the Company by the holder, and to be immediately cancelled by the Company, and to provide for the holder to receive (i) a cash payment in an amount equal to (A) in the case of an option or an SAR, the aggregate number of shares of Common Stock then subject to the portion of such option or SAR surrendered, whether or not vested or exercisable, multiplied by the excess, if any, of the Fair Market Value of a share of Common Stock as of the date of the Change in Control, over the purchase price or base price per share of Common Stock subject to such option or SAR; provided, however, that if the purchase price or base price per share of Common Stock subject to such option or SAR exceeds the Fair Market Value of a share of Common Stock as of the date of the Change in Control, such options or SAR may be cancelled for no consideration, (B) in the case of a Stock Award or a Performance Award denominated in shares of Common Stock, the number of shares of Common Stock then subject to the portion of such award surrendered to the extent the Performance Measures applicable to such award have been satisfied or are deemed satisfied pursuant to Section 5.8(a)(i), whether or not vested, multiplied by the Fair Market Value of a share of Common Stock as of the date of the Change in Control, and (C) in the case of a Performance Award denominated in cash, the value of the Performance Award then subject to the portion of such award surrendered to the extent the Performance Measures applicable to such award have been satisfied or are deemed satisfied pursuant to Section 5.8(a)(i); (ii) shares of capital stock of the corporation resulting from or succeeding to the business of the Company pursuant to such Change in Control (or a parent corporation thereof) or other property, having a fair market value not less than the amount determined under clause (i) above; or (iii) a combination of the payment of cash pursuant to clause (i) above and the issuance of shares or other property pursuant to clause (ii) above. (ii) For purposes of this Plan, a “Change in Control” shall be deemed to have occurred if: (A) any transaction or series of transactions in which any Person becomes the direct or indirect Beneficial Owner, by way of a stock issuance, tender offer, merger, consolidation, other business combination or otherwise, of greater than 50% of the total voting power of the Company’s then outstanding securities entitled to vote in the election of directors of the Company (“Company Voting Securities”) (including any transaction in which the Company becomes a wholly-owned or majority-owned subsidiary of another corporation); provided, however, that the following acquisitions shall not be deemed to be a Change of Control: (i) acquisitions by the Company or any Subsidiary; (ii) acquisitions by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Subsidiary; (iii) acquisitions by any underwriter temporarily holding securities pursuant to an offering of such securities; or (iv) any acquisition pursuant to a transaction described in subparagraph (b) of this definition; (B) any merger or consolidation or reorganization of the Company other than a merger, consolidation or reorganization (i) immediately following which those individuals who, immediately prior to the consummation of such merger, consolidation or reorganization, constituted the Board, constitute a majority of the board of directors of the Company or the surviving or resulting entity or any parent thereof, (ii) which results in the Company Voting Securities outstanding immediately prior to such merger, consolidation or reorganization continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof), in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary, greater than 50% of the combined voting power of the securities of the Company (or such surviving entity or any parent thereof) outstanding immediately after such merger or consolidation, and (iii) in which no Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such Person any securities acquired directly from the Company or its Affiliates) representing 50% or more of the then outstanding Company Voting Securities; (C) any transaction or series of transactions in which all or substantially all of the Company’s assets are sold; (D) during any 24 month period, individuals who, as of the beginning of such period, constitute the Board (the “Incumbent Directors”) cease for any reason to constitute at least a majority of the Board; provided that any Person becoming a director subsequent to the beginning of such period whose election or nomination for election was approved by a vote of at least a majority of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of the Company in which such Person is named as a nominee for director, without written objection to such nomination) shall be an Incumbent Director; provided, however, that no individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest with respect to directors or as a result of any other actual or threatened solicitation of proxies by or on behalf of any Person other than the Board shall be deemed to be an Incumbent Director. provided, that with respect to any nonqualified deferred compensation that becomes payable on account of the Change in Control, the transaction or event described in clause (1), (2), (3) or (4) also constitutes a “change in control event,” as defined in Treasury Regulation §1.409A-3(i)(5) if required in order for the payment not to violate Section 409A of the Code. Solely for purposes of this definition, the following terms shall have the meaning specified: (A) “Affiliate” shall have the meaning set forth in Rule 12b-2 under Section 12 of the Exchange Act; (B) “Beneficial Owner” shall have the meaning set forth in Rule 13d-3 under the Exchange Act, except that a Person shall not be deemed to be the Beneficial Owner of any securities which are reflected on a Schedule 13G; and (C) “Person” shall have the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof, except that such term shall not include (w) the Company or any of its Affiliates; (x) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its Subsidiaries; (y) an underwriter temporarily holding securities pursuant to an offering of such securities; or (z) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company. (i) Deferrals. The Committee may determine that the delivery of shares of Common Stock or the payment of cash, or a combination thereof, upon the settlement of all or a portion of any award made hereunder shall be deferred, or the Committee may, in its sole discretion, approve deferral elections made by holders of awards. Deferrals shall be for such periods and upon such terms as the Committee may determine in its sole discretion, subject to the requirements of Section 409A of the Code. (j) No Right of Participation, Employment or Service. Unless otherwise set forth in an employment agreement, no person shall have any right to participate in this Plan. Neither this Plan nor any award made hereunder shall confer upon any person any right to continued employment by or service with the Company, any Subsidiary or any affiliate of the Company or affect in any manner the right of the Company, any Subsidiary or any affiliate of the Company to terminate the employment or service of any person at any time without liability hereunder. (k) Rights as Stockholder. No person shall have any right as a stockholder of the Company with respect to any shares of Common Stock or other equity security of the Company which is subject to an award hereunder unless and until such person becomes a stockholder of record with respect to such shares of Common Stock or equity security. (l) Designation of Beneficiary. To the extent permitted by the Company, a holder of an award may file with the Company a written designation of one or more persons as such holder’s beneficiary or beneficiaries (both primary and contingent) in the event of the holder’s death or incapacity. To the extent an outstanding option or SAR granted hereunder is exercisable, such beneficiary or beneficiaries shall be entitled to exercise such option or SAR pursuant to procedures prescribed by the Company. Each beneficiary designation shall become effective only when filed in writing with the Company during the holder’s lifetime on a form prescribed by the Company. The spouse of a married holder domiciled in a community property jurisdiction shall join in any designation of a beneficiary other than such spouse. The filing with the Company of a new beneficiary designation shall cancel all previously filed beneficiary designations. If a holder fails to designate a beneficiary, or if all designated beneficiaries of a holder predecease the holder, then each outstanding award held by such holder, to the extent vested or exercisable, shall be payable to or may be exercised by such holder’s executor, administrator, legal representative or similar person. (m) Awards Subject to Clawback. The awards granted under this Plan and any cash payment or shares of Common Stock delivered pursuant to such an award are subject to forfeiture, recovery by the Company or other action pursuant to the applicable Agreement or any clawback or recoupment policy which the Company may adopt from time to time, including without limitation any such policy which the Company may be required to adopt under the Dodd-Frank Wall Street Reform and Consumer Protection Act and implementing rules and regulations thereunder, or as otherwise required by law. (n) Section 409A. This Plan is intended to comply with the applicable requirements of Section 409A of the Code and shall be limited, construed and interpreted in accordance with such intent. To the extent that any award is subject to Section 409A of the Code, it shall be paid in a manner that will comply with Section 409A of the Code, including proposed, temporary or final regulations or any other guidance issued by the Secretary of the Treasury and the Internal Revenue Service with respect thereto. Notwithstanding anything herein to the contrary, any provision in this Plan that is inconsistent with Section 409A of the Code shall be deemed to be amended to comply with Section 409A of the Code and to the extent such provision cannot be amended to comply therewith, such provision shall be null and void. The Company shall have no liability to a Participant, or any other party, if an award that is intended to be exempt from, or compliant with, Section 409A of the Code is not so exempt or compliant or for any action taken by the Committee or the Company and, in the event that any amount or benefit under this Plan becomes subject to penalties under Section 409A of the Code, responsibility for payment of such penalties shall rest solely with the affected Participants and not with the Company. Notwithstanding any contrary provision in this Plan or an Agreement, any payment(s) of “nonqualified deferred compensation” (within the meaning of Section 409A of the Code) that are otherwise required to be made under this Plan to a “specified employee” (as defined under Section 409A of the Code) as a result of such employee’s separation from service (other than a payment that is not subject to Section 409A of the Code) shall be delayed for the first six (6) months following such separation from service (or, if earlier, the date of death of the specified employee) and shall instead be paid (in a manner set forth in the Agreement) upon expiration of such delay period. (o) Governing Law. This Plan, each award hereunder and the related Agreement, and all determinations made and actions taken pursuant thereto, to the extent not otherwise governed by the Code or the laws of the United States, shall be governed by the laws of the State of Delaware and construed in accordance therewith without giving effect to principles of conflicts of laws. (p) Foreign Employees. Without amending this Plan, the Committee may grant awards to eligible persons who are foreign nationals and/or reside outside of the United States on such terms and conditions different from those specified in this Plan as may in the judgment of the Committee be necessary or desirable to foster and promote achievement of the purposes of this Plan and, in furtherance of such purposes the Committee may make such modifications, amendments, procedures, subplans and the like as may be necessary or advisable to comply with provisions of laws in other countries or jurisdictions in which the Company or its Subsidiaries operates or has employees.

PORCH GROUP, INC. INSIDER TRADING AND CONFIDENTIALITY POLICY (Effective June 1, 2023; Amended April 9, 2024) This Insider Trading and Confidentiality Policy (this “Policy”) provides guidelines to Porch Group, Inc., a Delaware corporation and its subsidiaries (together, the “Company”) and its directors, officers, employees and other related individuals of the Company, with respect to transactions in the Company’s securities. The Company has adopted this Policy in order to ensure compliance with securities laws and to avoid even the appearance of improper conduct by anyone associated with the Company. Failure to comply with this Policy could result in a serious violation of the securities laws by you and/or the Company and can result in both civil penalties and criminal fines and imprisonment. We have all worked hard to establish the Company’s reputation for integrity and ethical conduct, and we are all responsible for preserving and enhancing this reputation. The appearance of insider trading can cause a substantial loss of confidence in the Company and its securities on the part of the public and the securities markets. This could result in an adverse impact on the Company and its stockholders. Accordingly, avoiding the appearance of engaging in securities transactions on the basis of material undisclosed information can be as important as avoiding a transaction actually based on such information. It is your obligation to understand and comply with this Policy. If you have any questions about this Policy, please contact the Company’s General Counsel. 1. Applicability of Policy. This Policy applies to all transactions in the Company’s securities, including its shares of common stock, derivative securities (such as put and call options and convertible debentures or preferred stock) and debt securities (debentures, bonds and notes), whether or not issued by the Company. This Policy applies to all officers of the Company, all members of the Company’s Board of Directors, and all employees of, and consultants and contractors to, the Company and its subsidiaries/branches who receive or have access to Material Nonpublic Information (as defined below) regarding the Company (collectively, “Company Affiliated Persons”). Company Affiliated Persons and members of their immediate families (which include a spouse and minor children), all members of their households, and other family members who do not live with them but who are supported by them or provide direction, influence or control over their transactions in Company securities, collectively, are sometimes referred to in this Policy as “Insiders”. This Policy also applies to: • any trust or other estate in which an Insider has a substantial beneficial interest or as to which he or she serves as trustee or in a similar fiduciary capacity, and to any trust, corporation, partnership or other entity which the Insider controls (such as through the Exhibit 19.1 power to vote or dispose of its securities), including venture capital partnerships; • any person who receives Material Nonpublic Information from any Insider. Any person who possesses Material Nonpublic Information regarding the Company is an Insider for so long as the information is not publicly known. Any employee can be an Insider from time to time, and would at those times be subject to this Policy; and • gifts where the Insider making the gift has reason to believe that the recipient intends to sell Company securities while the donor is aware of Material Nonpublic Information or the Insider making the gift is subject to the pre-clearance requirements of Section 5. The existence of a personal financial emergency does not excuse Insiders from complying with this Policy. 2. Definitions. “Access Insiders” are: (i) members of the Company’s Board of Directors, (ii) executive officers of the Company, (iii) certain other employees who hold the position listed on Appendix A, and (iv) certain other employees that the Company may designate from time to time as “Access Insiders” because of their position, responsibilities or their actual or potential access to Material information. “Insider” means those individuals identified in Section 1 of this Policy. “Material” information is difficult to describe exhaustively, but you should assume that any information, positive or negative, which might be of significance to an investor, as part of the total mix of available information, in determining whether to purchase, sell or hold Company securities would be material. Information may be significant for this purpose even if it would not alone determine the investor’s decision. In other words, any information that reasonably could be expected to affect the price of Company stock or other securities is “material” information. While it is impossible to provide a complete list and there is no bright- line standard, some examples of information that could be considered “material” are: • internal financial information which departs in any way from what the market would expect; • financial results of a completed period and changes in sales, earnings or dividends; • an important financing transaction; • stock splits or other transactions relating to Company stock; • mergers, tender offers or acquisitions of other companies, or major purchases or sales of assets; • major management changes; • sales or purchases by the Company of its own securities; • major litigation or regulatory developments; • significant process or product developments; • gain or loss of a major customer or supplier;

• actual or threatened major litigation, or the resolution of such litigation • major transactions with other companies or entities, such as joint ventures or licensing agreements; and • a major cybersecurity risk or incident involving the Company’s business, including relating to customer, employee or Company data, or a product or service. Note that this list is merely illustrative and not exhaustive. Whether information is material is often evaluated by enforcement authorities and others with the benefit of hindsight. “Nonpublic Information” is any information which has not yet been disclosed generally to the marketplace. Information received about a company under circumstances which indicate that it is not yet in general circulation should be considered nonpublic. As a rule, you should be able to point to some fact to show that the information is generally available; for example, issuance of a press release by the Company or announcement of the information in The Wall Street Journal or other news publication. Even after the Company has released the information to the press or the information has been reported, at least one full Trading Day must elapse before you trade in the Company stock. “Tipping” is the passing along of Material Nonpublic Information to others. Penalties for tipping apply whether or not you derive benefit from another’s actions. Recommending that others buy or sell Company stock or other securities, even without telling them why, still can be unlawful in certain circumstances, and thus should be avoided. “Trading Day” shall mean any day on which the Nasdaq Capital Market (“Nasdaq”) is open for trading. “Trading Window” is the period commencing one full Trading Day following a release of quarterly results, and ending on the date that is ten Trading Days prior to the end of the subsequent quarter. Please note, any Trading Window may be closed early or may not open, in the sole judgment of the Company. 3. Prohibition Against Trading on Material Nonpublic Information. All Insiders (including former employees and directors and family members who share their households) are prohibited from trading in Company securities, directly or indirectly through others, at any time when they are in possession of Material Nonpublic Information, unless such trade is made pursuant to a properly qualified, adopted and submitted Rule 10b5-1 trading plan (discussed in Section 6 of this Policy). All Insiders are prohibited from trading in securities of another company, or the Company, at any time when they have Material Nonpublic Information about that company, including, without limitation, any company that we conduct ordinary business with, such as customers, vendors or suppliers, or any company that we may be planning a major transaction with (such as an acquisition).

All Insiders are prohibited from Tipping, that is directly or indirectly disclosing Material Nonpublic Information to third parties or to any other person, including family members, or making recommendations or expressing opinions on the basis of Material Nonpublic Information with regard to trading securities. Special black-out trading periods may be imposed from time to time by the Company, whereby the Company will notify directors, officers, selected employees and others who may be trading in Company securities that they are required to suspend trading because of developments known to the Company and not yet disclosed to the public. In such event, such persons are advised not to engage in any transaction involving the purchase or sale of the Company’s securities during such period and should not disclose to others the fact of such suspension of trading or special black-out period. Otherwise the existence of a special black-out trading period will generally not be announced, other than to those who are aware of the event giving rise to the black-out period. 4. Access Insiders – Trading Windows. The period of time prior to the public disclosure of financial results, as disclosed from time to time, is a particularly sensitive period of time for transactions in the Company’s securities from the perspective of compliance with applicable securities laws. This sensitivity is due to the fact that certain Insiders will, during that period, often possess Material Nonpublic Information about the expected financial results. To ensure compliance with this Policy and applicable federal and state securities laws, it is the Company’s policy that all Access Insiders refrain from conducting transactions involving the purchase or sale of the Company’s securities other than during a Trading Window, except pursuant a properly qualified, adopted and submitted Rule 10b5-1 trading plan (discussed in Section 6 of this Policy). TRADING IN THE COMPANY’S SECURITIES DURING THE TRADING WINDOW SHOULD NOT BE CONSIDERED A “SAFE HARBOR,” AND ALL DIRECTORS, OFFICERS AND OTHER ACCESS INSIDERS SHOULD USE GOOD JUDGMENT AT ALL TIMES. Generally, Insiders who are not covered by the trading restrictions set forth in this Section 4 or the pre-clearance requirements set forth in Section 5 may trade in Company securities as long as they are not in possession of Material Nonpublic Information. 5. Executive Officers and Directors – Preclearance; Reporting Trades. In addition to complying with Trading Windows, the Company’s executive officers and directors must first obtain pre-clearance from the Company’s General Counsel before directly or indirectly, trading in or otherwise making any transfer, gift, pledge or loan of any Company securities. These procedures also apply to transactions by such person’s spouse, other persons living in such person’s household and minor children and to transactions by entities over which such person exercises control.

A request for pre-clearance should be submitted to the General Counsel at least 48 hours in advance of the proposed transaction. If a proposed transaction receives pre-clearance, the pre- cleared trade must be effected within 48 hours of receipt of pre-clearance. If the person becomes aware of Material Nonpublic Information before the trade is executed, the pre- clearance is void and the trade must not be completed. Transactions not effected within the time limit become subject to pre-clearance again. If a person seeks pre-clearance and permission to engage in the transaction is denied, then he or she should refrain from initiating any transaction in securities of the Company, and should not inform any other person of the restriction. Following the execution of any trade, the person shall submit to the Company’s General Counsel a copy of any trade order or confirmation relating to the purchase or sale of Company securities within one business day of any such transaction. This information is necessary to enable us to monitor trading by executive officers and directors and ensure that all such trades are properly reported. Your adherence to this Policy is vital to your protection as well as the Company’s. 6. Rule 10b5-1 Trading Plans. Rule 10b5-1 under the Securities Exchange Act of 1934 provides an affirmative defense against a claim of insider trading if an insider’s trades are made pursuant to a written plan that was adopted in good faith at a time when the insider was not aware of Material Nonpublic Information. It is the Company’s policy that employees and directors may make trades pursuant to a Rule 10b5-1 plan provided that (i) such plan meets the requirements of Rule 10b5-1, (ii) such plan was adopted at a time when the employee or director would otherwise have been able to trade under Section 4 of this Policy and (iii) the adoption of the plan was expressly authorized by the Company’s General Counsel. The Company will also permit trades pursuant to a written plan that is not intended to satisfy the requirements of Rule 10b5-1 (a “Non-Rule 10b5-1 plan”) provided the transactions thereunder satisfy all the requirements of this Policy and the plan is expressly authorized by the Company’s General Counsel. Any amendments to or modifications of Rule 10b5-1 plans and Non-Rule 10b5-1 plans must also be reported prior to their effectiveness to the Company’s General Counsel. Note that trades made pursuant to Rule 10b5-1 plans and Non-Rule 10b5-1 plans by executive officers and directors must still be reported to the Company’s General Counsel pursuant to the third paragraph of Section 5. Further details about the Company’s policies for Rule 10b5-1 plans are set forth in the Company’s Guidelines for Rule 10b5-1 Plans. 7. Hedging Transactions; Transactions in Options. Hedging transactions may insulate you from upside or downside price movement in Company stock which can result in the perception that you no longer have the same interests as the Company’s other stockholders. Accordingly, you and your family members who share your household may not enter into hedging or monetization transactions or similar arrangements with respect to Company stock, including the purchase or sale of puts or calls or the use of any other derivative instruments.

All Insiders are prohibited, under any circumstance, from trading options for, or selling “short,” the Company’s securities. 8. Margin Accounts and Pledging. Securities held in a margin account or pledged as collateral for a loan may be sold without your consent by the broker if you fail to meet a margin call or by the lender in foreclosure if you default on the loan. A margin or foreclosure sale that occurs when you are aware of Material Nonpublic Information may, under some circumstances, result in unlawful insider trading. Because of this danger, you may not hold Company securities in a margin account nor pledge Company securities as collateral for a loan. 9. Compensatory Equity Awards. This Policy does not apply to: • Stock Options. This Policy does not apply to the exercise and hold of shares purchased under a stock option granted by the Company. However, this Policy does apply to any sale of the underlying shares, including through a broker-assisted cashless exercise of a stock option in which shares are sold to cover the exercise price and/or tax withholding. • Restricted Stock Units. This Policy does not apply to the vesting of restricted stock units or to the Company’s withholding of shares to satisfy tax withholding requirements upon vesting (assuming such share withholding is permitted by the Company). However, this Policy does apply to any market sales of shares received upon vesting of such awards. 10. Post-Termination Transactions. This Policy’s prohibition on trading while in possession of Material Nonpublic Information continues to apply to transactions even after an Insider’s termination of employment or other relationship with the Company. Access Insiders remain subject to all provisions of this Policy until the commencement of the Trading Window after termination of such Access Insider’s employment or other relationship with the Company. 11. Confidentiality. Serious problems could be caused for the Company and you by unauthorized disclosure of internal information about the Company, whether or not for the purpose of facilitating improper trading in Company securities. Maintaining the confidentiality of Company information is essential for competitive, security and other business reasons, as well as to comply with securities laws. Therefore, Company personnel should not discuss internal matters or developments with anyone outside of the Company, except as required in the performance of regular job requirements.

This prohibition applies specifically (but not exclusively) to inquiries about the Company which may be made by customers (except for ordinary-course customer-sales representative discourse), the press, investment analysts or others in the financial community. It is important that all such communications on behalf of the Company be made in accordance with Company policy. Unless you are expressly authorized to the contrary, if you receive any inquiries of this nature, you should decline comment and refer the inquiry to the Chief Executive Officer, Chief Financial Officer or General Counsel. * * * THESE ARE VERY SERIOUS MATTERS. INSIDER TRADING IS ILLEGAL AND CAN RESULT IN JAIL SENTENCES AS WELL AS CIVIL PENALTIES, INCLUDING TRIPLE DAMAGES. EMPLOYEES, INDEPENDENT CONTRACTORS OR CONSULTANTS WHO VIOLATE THIS POLICY MAY BE SUBJECT TO DISCIPLINARY ACTION BY THE COMPANY, INCLUDING DISMISSAL OR TERMINATION OF ANY BUSINESS RELATIONSHIP FOR CAUSE. IF YOU HAVE ANY QUESTION OR DOUBT ABOUT THE APPLICABILITY OR INTERPRETATION OF THIS POLICY OR THE PROPRIETY OF ANY DESIRED ACTION, PLEASE SEEK CLARIFICATION FROM OUR CHIEF EXECUTIVE OFFICER, CHIEF FINANCIAL OFFICER OR GENERAL COUNSEL. DO NOT TRY TO RESOLVE UNCERTAINTIES ON YOUR OWN. Approved by Nominating and Corporate Governance Committee February 21, 2023 Recommended to and approved by the Board of Directors March 7, 2023 Implemented by the Company June 1, 2023 Amended by the Board of Directors and Implemented by the Company April 9, 2024

ACKNOWLEDGMENT The undersigned acknowledges that he/she has read this Insider Trading and Confidentiality Policy and agrees to comply with the restrictions and procedures contained herein. ____________________________________ / / Signature Date _______________________________________ Name (Please Print)

Appendix A: Access Insiders Employees of the Company having responsibilities, positions or roles in the functional areas described below are Access Insiders: • All Finance/Accounting, which includes Investor Relations function (including finance/accounting teams in each business unit of the Company); • All Legal (including legal in each business unit of the Company); • Senior Leadership Team; • SLT direct reports; and • All Corporate Development.

Exhibit 21.1 PORCH GROUP, INC. LIST OF SUBSIDIARIES (as of December 31, 2024) Name of Subsidiary Jurisdiction American Home Protect, LLC Missouri Americas Call Center, LLC Missouri DataMentors, LLC Delaware Floify LLC Colorado Guardian Small Business Consulting and Financial Services LLC Idaho Hilltop HoldCo LLC California Hire A Helper LLC California HireAHelper Corporate Relocation LLC California Home Inspector Pro, LLC California Homeowners of America Holding Corporation Delaware Homeowners of America Insurance Company Texas Homeowners of America MGA, Inc. Texas Inspection Support Limited Liability Company Nevada iRoofing, LLC Florida Mountain Warranty Corporation Colorado Moving Labor Services, Inc. Texas MovingPlace, LLC Florida NXT Inspekt, Inc. Indiana Permit Puller, Inc. Massachusetts Porch India Private Limited India Porch Insurance Reciprocal Exchange Texas Porch Risk Management Services LLC Texas Porch Services International LLC Delaware Porch.com, Inc. Delaware Porticus Reinsurance Ltd. Cayman Islands Residential Warranty Home Protection, LLC Indiana Residential Warranty Home Protection of California, Inc. California Residential Warranty Services of Canada, Inc. Indiana Riprock Holding, LLC Texas RWS Home Service Contracts LLC Indiana RWS Inspector Services Group, LLC Indiana RWS Insurance Services, LLC Indiana RWS of America, LLC Indiana Sergin Software, LLC Virginia Segin Systems, Inc. Virginia Simple Movers, LLC Texas SML Relocation, LLC Texas SML Transport LLC Texas SVZ Holding, Inc. California Welcome Wagon, LLC Delaware

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM We have issued our reports dated February 25, 2025, with respect to the consolidated financial statements and internal control over financial reporting included in the Annual Report of Porch Group, Inc. on Form 10-K for the year ended December 31, 2024. We consent to the incorporation by reference of said reports in the Registration Statements of Porch Group, Inc. on Forms S-3 (File No. 333-281442, File No. 333-277992 and File No. 333-252120) and on Forms S-8 (File No. 333-277983, File No. 333-270721, File No. 333-266751 and File No. 333-253778). /s/ GRANT THORNTON LLP (typed) Bellevue, Washington February 25, 2025 Exhibit 23.1

Exhibit 23.2 Consent of Independent Registered Public Accounting Firm We consent to the incorporation by reference in the following Registration Statements: (1) Registration Statement (Form S-3 No. 333-281442) of Porch Group, Inc., (2) Registration Statement (Form S-3 No. 333-277992) of Porch Group, Inc., (3) Registration Statement (Form S-8 No. 333-277983) pertaining to the Porch Group, Inc. 2020 Stock Incentive Plan, (4) Registration Statement (Form S-8 No. 333-270721) pertaining to the Porch Group, Inc. 2020 Stock Incentive Plan, (5) Registration Statement (Form S-3 No. 333-252120) of Porch Group, Inc., (6) Registration Statement (Form S-8 No. 333-266751) pertaining to the Porch Group, Inc. 2020 Stock Incentive Plan, and (7) Registration Statement (Form S-8 No. 333-253778) pertaining to the Porch Group, Inc. 2020 Stock Incentive Plan and Porch.com, Inc. 2012 Equity Incentive Plan; of our report dated March 16, 2023 (except for Note 18, as to which the date is February 25, 2025), with respect to the consolidated financial statements of Porch Group, Inc. included in this Annual Report (Form 10-K) of Porch Group, Inc. for the year ended December 31, 2024. /s/ Ernst & Young LLP Seattle, Washington February 25, 2025

Exhibit 31.1 CERTIFICATION OF CHIEF EXECUTIVE OFFICER I, Matthew Ehrlichman, certify that: 1. I have reviewed this Annual Report on Form 10-K of Porch Group, Inc.; 2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report; 3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report; 4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have: (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared; (b) Designed such internal controls over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; (c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and (d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and 5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions): (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting. Date: February 25, 2025 By: /s/ Matthew Ehrlichman Name: Matthew Ehrlichman Title: Chief Executive Officer (Principal Executive Officer)

Exhibit 31.2 CERTIFICATION OF CHIEF FINANCIAL OFFICER I, Shawn Tabak, certify that: 1. I have reviewed this Annual Report on Form 10-K of Porch Group, Inc.; 2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report; 3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report; 4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have: (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared; (b) Designed such internal controls over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; (c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and (d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and 5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions): (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting. Date: February 25, 2025 By: /s/ Shawn Tabak Name: Shawn Tabak Title: Chief Financial Officer (Principal Financial Officer)

Exhibit 32.1 Certification of CEO Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 In connection with the Annual Report of Porch Group, Inc. (the “Company”) on Form 10-K for the annual period ended December 31, 2024 (the “Report”), as filed with the Securities and Exchange Commission on the date hereof, I, the undersigned, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge, that: (1) The Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934; and (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company. Date: February 25, 2025 By: /s/ Matthew Ehrlichman Name: Matthew Ehrlichman Title: Chief Executive Officer (Principal Executive Officer)

Exhibit 32.2 Certification of CFO Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 In connection with the Annual Report of Porch Group, Inc. (the “Company”) on Form 10-K for the annual period ended December 31, 2024 (the “Report”), as filed with the Securities and Exchange Commission on the date hereof, I, the undersigned, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge, that: (1) The Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934; and (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company. Date: February 25, 2025 By: /s/ Shawn Tabak Name: Shawn Tabak Title: Chief Financial Officer (Principal Financial Officer)